SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File No. 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber, 75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Included herein is a free translation into English of our document de référence (the "Reference document"), filed by us with the French Autorité des marchés financiers on March 31, 2008 under number D.08-172, and provided solely for the convenience of English speaking readers. This document does not include the annexes to the French version of the Reference document. Our Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in the Reference document and certain additional information not included therein. We are required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2008.

We make some forward-looking statements in the Reference document. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in the Reference document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of the Reference document. In particular, from time to time in the Reference document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor begun operating these new assets and operations at the time we make these statements. These revenue estimates are based on our management's current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in the Reference document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of the Reference document or to reflect the occurrence of unanticipated events. We urge you to carefully review and consider the various disclosures we make concerning the factors that may affect our business, including the disclosures made in Chapter 4 "Risk Factors" and Chapter 9 "Examination of Financial Condition and Results".

Unless otherwise indicated, information and statistics presented in the Reference document regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

This is a free translation into English of Veolia Environnement’s document de référence (the “Reference Document”), filed by Veolia Environnement with the French Autorité des marchés financiers on March 31, 2008 under number D.08-172, and is provided solely for the convenience of English-speaking readers. This document does not include the annexes to the French version of the Reference Document. Veolia Environnement’s Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in this Reference Document and certain additional information not included herein. Veolia Environnement is required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2008.

2007 REFERENCE DOCUMENT

Pursuant to article 28 of European Regulation n° 809/2004, the following documents are incorporated by reference in this reference document: (i) the consolidated financial statements for the 2006 fiscal year and the corresponding statutory auditor’s report, included on pages 158 et. seq. and on pages 281 and 282, respectively, of Veolia Environnement’s reference document for the 2006 fiscal year, filed with the AMF on April 3, 2007 under number D.07-0264, and (ii) the consolidated financial statements for the 2005 fiscal year and the corresponding statutory auditor’s report, included on pages 168 et. seq. and on pages 277 and 278, respectively, of Veolia Environnement’s reference document for the 2005 fiscal year, filed with the AMF on April 6, 2006 under number D.06-0231.

This reference document was filed with the Autorité des marchés financiers on March 31, 2008, pursuant to Article 212-13 of its general regulations. This reference document may be used in connection with a financial transaction if supplemented by a note d’opération approved by the Autorité des marchés financiers.

TABLE OF CONTENTS1

Chapter 1 PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

3

1.1

Person assuming responsibility for information contained herein

3

1.2

Certification

3

Chapter 2 PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

4

2.1

Principal Statutory Auditors

4

2.2

Deputy Statutory Auditors

4

Chapter 3 SELECTED FINANCIAL INFORMATION

5

Chapter 4 RISK FACTORS

6

4.1

Risks relating to the issuer

6

4.2

Risk Management

10

4.3

Audit and internal controls

19

4.4

Ethics and vigilance

20

4.5

Insurance

21

Chapter 5 INFORMATION RELATING TO THE ISSUER

24

5.1

History and development of the Company

24

5.2

Investments

25

Chapter 6 BUSINESS OVERVIEW

27

6.1

Principal business activities

27

6.2

Market overview

62

6.3

Environmental regulation, policies and compliance

71

Chapter 7 ORGANIZATIONAL CHART

85

Chapter 8 PROPERTY, PLANTS AND EQUIPMENT

88

Chapter 9 OPERATING AND FINANCIAL REVIEW

89

9.1

Results of operations in 2007

89

9.2

Accounting and financial information

92

9.3

Financing

103

9.4

Return on capital employed (ROCE)

109

9.5

Statutory auditors’ fees

111

9.6

Outlook

111

Chapter 10 CASH FLOW AND CAPITAL

112

Chapter 11 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

113

11.1

Research and Development (R&D)

113

11.2

Patents and licenses

117

Chapter 12 TREND INFORMATION

118

12.1

Trends

118

12.2

Recent developments

118

1 The format of this reference document follows that set forth in Annex I of European Regulation n° 809/2004, adopted pursuant to European Directive 2003/71/EC.

Chapter 13 FORECASTS OR ESTIMATES OF RESULTS

120

13.1

Forecasts

120

13.2

Statutory Auditors’ Report on profit forecasts

120

13.3

Objectives and outlook

121

Chapter 14 BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

122

14.1

Board of Directors of the Company

122

14.2

Legal judgments, bankruptcies, conflicts of interest and other information

134

Chapter 15 COMPENSATION AND BENEFITS OF DIRECTORS AND SENIOR EXECUTIVES

135

15.1

Compensation of the chairman and chief executive officer and of directors

135

15.2

Retirement and other benefits

139

15.3

Compensation of executive committee members

140

Chapter 16 FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

141

16.1

Functioning of supervisory bodies and management

141

16.2

Operation of corporate governance bodies of Veolia Environnement

147

Chapter 17 EMPLOYEES – HUMAN RESOURCES

153

17.1

Human resources policy

153

17.2

Corporate information (NRE Law)

160

17.3

Stock option plans

166

17.4

Award of free shares

171

17.5

Employee profit-sharing

172

17.6

Purchases, sales or transfers of the Company’s shares
by members of the board of directors and officers

173

Chapter 18 PRINCIPAL SHAREHOLDERS

177

18.1

Shareholders of Veolia Environnement as of December 31, 2007

177

18.2

Evolution in the ownership of share capital

178

Chapter 19 RELATED PARTY TRANSACTIONS

180

Chapter 20 FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION
AND RESULTS OF THE ISSUER

181

20.1

Consolidated Financial Statements

181

20.2

Statutory Financial Statements

333

20.3

Dividend policy

381

20.4

Litigation

382

20.5

Material changes in financial condition or commercial position

387

Chapter 21 ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL
AND ARTICLES OF ASSOCIATION

388

21.1

Information concerning share capital

388

21.2

Provisions of the Company’s articles of association

402

Chapter 22 SIGNIFICANT CONTRACTS

406

Chapter 23 THIRD PARTY INFORMATION, EXPERT STATEMENTS AND DECLARATION OF INTERESTS

407

Chapter 24 DOCUMENTS AVAILABLE TO THE PUBLIC

408

Chapter 25 INFORMATION REGARDING COMPANY INTERESTS

409

CHAPTER 1
PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

1.1

Person assuming responsibility for information contained herein

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement (hereafter, the “Company” or “Veolia Environnement”).

1.2

Certification

I certify, after having taken all reasonable measures to ensure the accuracy thereof, that the information contained in this reference document is, to the best of my knowledge, true and does not omit any information that could make it misleading.

I certify that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and provide an accurate view of the financial condition and results of operation of the Company and all of the companies within its scope of consolidation, and the management report presents a faithful and accurate picture of the business, results and financial condition of the Company and the companies within its scope of consolidation, as well as the principal risks and uncertainties that they face.

I have obtained a letter (lettre de fin de travaux) from the statutory auditors indicating that they have verified the information relating to the Company’s financial condition and the financial statements included in this document. They also confirm that they have read this document in its entirety. This letter contains no observations.

The forecasted financial information appearing in this document has been the subject of reports prepared by the statutory auditors and included in Chapter 13, paragraph 13.2.

Chairman and Chief Executive Officer

Henri PROGLIO

CHAPTER 2
PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

2.1

Principal Statutory Auditors

• KPMG SA

Member of KPMG International

Commissaire aux comptes, Member of the Compagnie régionale de Versailles

A company represented by Messrs. Jay NIRSIMLOO and Baudouin GRITON,

1 Cours Valmy, 92923 Paris La Défense Cedex.

Appointed by the combined general shareholders’ meeting of May 10, 2007 to replace Salustro Reydel, for a period of 6 fiscal years, expiring at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

• ERNST & YOUNG and Others

Commissaire aux comptes, Member of the Compagnie régionale de Versailles

A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE,

41, rue Ybry, 92576 Neuilly-sur-Seine Cedex.

Appointed on December 23, 1999, with a term that was renewed at the general shareholders’ meeting held on May 12, 2005 for a period of 6 fiscal years, expiring at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

2.2

Deputy Statutory Auditors

• Mr. Philippe MATHIS

1, cours Valmy, 92923 Paris-La-Défense Cedex

Appointed by the combined general shareholders’ meeting of May 10, 2007 for a period of 6  fiscal years, expiring at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2012.

• AUDITEX

Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex

Appointed on May 12, 2005, for a term of 6 fiscal years, expiring at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

CHAPTER 3
SELECTED FINANCIAL INFORMATION2

Figures in accordance with IFRS standards

In millions of euros	December 31, 2007	December 31, 2006	December 31, 2005
Revenues from ordinary activities	32,628.2	28,620.4	25,570.4
Operating income	2,496.9	2,132.9	1,892.9
Net income attributable to equity holders of the parent	927.9	758.7	622.2
Diluted earnings per share (in euros)	2.13	**1.89	**1.56
Basic earnings per share (in euros)	2.16	**1.90	**1.57
Dividends paid	419.7	336.3	265.4
Dividend per share distributed during the fiscal year (in euros)	1.05	0.85	0.68
Total assets	46,306.9	40,123.7	36,381.0
Total current assets	17,214.0	14,956.4	13,544.5
Equity attributable to equity holders of the parent	7,612.9	4,360.8	3,790.2
Minority interest	2,577.8	2,192.6	1,888.0
Operating cash flow*	4,178.3	3,850.1	3,518.4
Recurring operating income	2,469.2	2,222.2	1,903.6
Recurring net income attributable to equity holders of the parent	933.2	762.0	630.2
Net financial debt	15,124.5	14,674.9	13,870.6

*

Operating cash flow = cash flow from continuing operations before tax and financial elements.

**

The diluted and undiluted net earnings per share were recalculated on a retrospective basis in accordance with the IAS 33 accounting standard. In both cases, the July 2007 capital increase has been taken into account.

2 The terms included in the table (other than operating cash flow) are defined in chapter 9, §9.2.1 infra.

CHAPTER 4
RISK FACTORS

4.1

Risks relating to the issuer

4.1.1

Risks relating to Veolia Environnement’s activities

Veolia Environnement may suffer reduced profits or losses as a result of intense competition.

The Company’s business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which Veolia Environnement competes. Accordingly, the Company must make constant efforts to remain competitive and convince potential clients of the quality and cost value of its service offerings. Competitors may also introduce new technology or services that the Company would have to match in order to remain competitive, which could result in significant development costs.

In addition, the Company performs a substantial portion of its business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial services sectors. These contracts are often awarded through competitive bidding, at the end of which the Company may not be retained even though it may have incurred significant expenses in order to prepare the bid.

Over the course of performing certain contracts, the Company may also be requested by its public or private clients to modify the terms of these contracts, whether called for under the contract or not. These modifications may concern the services provided under the contract, related investments required or billing terms.

Finally, the Company’s contracts may not be renewed at the end of their term, which in the case of important contracts may oblige the Company to undertake a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover Veolia Environnement’s costs of termination.

The Company’s business operations in some countries may be subject to additional risks.

While the Group’s operations are concentrated mainly in Europe and North America (sales generated outside of these regions represented approximately 12 % of the Group’s total revenue in 2007), the Group conducts business in markets around the world. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. The Company may not be able to insure or hedge against these risks. Furthermore, the Company may not be able to obtain sufficient financing for its operations in these countries. The establishment of public utility fees and their structure can depend on political decisions that may impede for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator.

The occurrence of unfavorable events or circumstances in certain countries may lead the Company to record exceptional provisions or depreciation charges in connection with its operations in these countries, which could have a material adverse effect on Veolia Environnement’s results.

Changes in the prices of fuel and other commodities may reduce the Company’s profits.

The prices of the Company’s supplies of fuel and other commodities, which represent significant operating expenses for its businesses, are subject to marked fluctuations. Although most of the Company’s contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of the Company’s supplies using certain pricing formulas, such as price index formulas, there may be developments that could prevent the Company from being fully protected against such increases, such as delays between fuel price increases and the time the Company is allowed to raise its prices to cover the additional costs (including taxes) or the Company’s failure to update an outdated cost structure formula. In addition, a sustained increase in supply costs and/or related taxes beyond the price levels provided for under the Company’s adjustment clauses could reduce the Company’s profitability to the extent that it is not able to increase its prices sufficiently to cover such additional costs (see Section 6.2.7 infra).

The Company has conducted and may continue to conduct acquisitions, the impact of which could be less favorable for its activities and results than anticipated, or which could affect its financial situation.

As part of its business strategy, the Company has conducted and continues to carry out acquisitions of varying sizes, some of which are significant at the Group level. These acquisitions involve numerous risks, including the following: (i) the assumptions used in the underlying business plans may not prove to be accurate, in particular with respect to synergies and expected commercial demand; (ii) the Company may not integrate acquired businesses, technologies, products, personnel and operations effectively; (iii) the Company may fail to retain key employees, customers and suppliers of the companies acquired; (iv) the Company may be required or wish to terminate pre-existing contractual relationships, which could be costly and/or on unfavorable terms; and (v) the Company may increase its indebtedness to finance these acquisitions. As a result, it is possible that the expected benefits of completed or future acquisitions may not materialize within the time periods or to the extent anticipated, or affect the Company’s financial condition.

The Group’s business is affected by variations in weather conditions

Certain of the Company's businesses are subject to seasonal variations. Dalkia realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption tends to be higher between May and September in the northern hemisphere. Accordingly, these two businesses may be affected by significant deviations from seasonal weather norms. This risk is offset in certain cases, first by the variable compensation terms included in contracts, and second by the geographical distribution of the Group’s businesses. The impact of weather conditions, together with the seasonal nature of the Group’s businesses, may affect the Company’s results.

The Group’s operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource in terms of public health. Accordingly, the Group’s activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. The Company’s activities in the areas of waste management, energy services and public transportation are also subject to similar risks. The Company may also have employees who work or travel in areas where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently elevated. As a result, despite the safety measures that the Company has attempted to implement, any one of its activities may fall victim to criminal or terrorist acts in the future. If an attack were to occur, it could negatively affect the Company’s image and have a material adverse effect on its results.

4.1.2

Legal and contractual risks

The Company’s long-term contracts may limit its capacity to quickly and effectively react to unfavorable general economic changes.

The initial circumstances or conditions under which the Company enters into a contract may change over time, which may result in adverse economic consequences. Such changes vary in nature and foreseeability. Certain contractual mechanisms may help in addressing the changes and restoring the intial balance of the contract. Their implementation may be triggered more or less automatically by the occurrence of a given event (price adjustment clauses for instance), or they may require a contract revision or amendment procedure requiring the agreement of both parties or of a third party. In any case, however, the Company’s actions must remain within the scope of the contract and it cannot terminate unilaterally and suddenly a business that it believes to be unprofitable, or change its features. The Company’s compensation, whether it consists of a price paid by the client or a fee levied from end users based on an agreed-upon schedule, may not be changed at any time in line with changes in the Company’s costs and demand. These constraints have an impact on the Company’s behavior as an economic agent, and are particularly meaningful because its contracts are often entered into for long periods of time.

The rights of governmental authorities to unilaterally terminate or modify the Company’s contracts could have a negative impact on its revenue and profits.

Contracts with governmental authorities make up a significant percentage of the Company’s revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, unilaterally but generally with indemnification. In other cases, however, the Company may not be entitled to or be able to obtain full indemnification in the event its contracts are terminated by governmental counterparties.

The Company may make significant investments in projects without being able to obtain required approvals.

To engage in business, Veolia Environnement must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, costly, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations. The Company may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of its investments, for instance as a result of a failure to obtain necessary permits or authorizations, or approvals from antitrust authorities, or because authorizations are subject to conditions that force the Company to abandon certain of its development projects. These situations increase the overall cost of the Company’s activities. In addition, if the Company does not obtain the desired business or is forced to withdraw from a public tender, its business may not grow as much or as profitably as it hopes.

4.1.3

Environmental and health risks

The Company incurs significant costs of compliance with various environmental, health and safety laws and regulations.

The Company has made and will continue to make significant capital and other expenditures to comply with its environmental, health and safety obligations as well as to manage the health protection of the services it provides. The Company is continuously required to incur expenditures to ensure that the installations that it operates comply with applicable legal, regulatory and administrative requirements (see §6.3.1 infra), including general precautionary or preventative measures, or to advise its clients so that they undertake the necessary actions for the compliance of their installations.

The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Industrial investments in all areas totaled €2,642 million in 2007 (compared to €2,197 million in 2006).

Each of the Company’s operations, moreover, may become subject to stricter general or specific laws and regulations, and correspondingly greater compliance expenditures, in the future. If the Company is unable to recover these expenditures through higher tariffs, this could adversely affect its operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad. These laws and regulations now govern any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, the rehabilitation of old sites at the end of operations, as well as ongoing operations at new or old facilities.

The Company’s operations and activities may cause it to incur liability or other damages that it might be required to compensate.

The increasingly broad laws and regulations under which the Company operates, exposes it to higher risk of liability, in particular environmental liability, including in connection with assets that Veolia Environnement no longer owns and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations, which requires, in some instances, that reserves be established in respect of such discontinued operations. In addition, the Company may be required to pay fines, repair damage or undertake improvement works, even when it has conducted its activities with care and in total conformity with operating permits. Regulatory authorities may also require Veolia Environnement to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent damage or in light of expected changes in those laws and regulations.

In addition, the Company often operates installations that do not belong to it, and therefore does not always have the power to make the investment decisions required to bring these installations into compliance with new regulatory norms. In instances where the client on whose behalf these installations are operated refuses to make the required investments, the Company may be forced to terminate its operations.

In the event of an accident or other incident, the Company could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). These potential liabilities may not always be covered by insurance, or may be only partially covered. The obligation to compensate for such damages might have a material adverse effect on the Company’s activities, its resources, or its profitablity. Accordingly, the Group pays great attention to controlling sanitary risks, both those present in its installations and those in the form of environmental pollution which conventional treatment methods cannot fully treat. In particular, the Group’s subsidiaries continuously strive to manage the risk of legionella at certain sensitive sites (including cooling towers, air-conditioning networks and sanitary hot water networks) as well as, for example, human exposure to chemical products.

Specific measures are required in connection with technological risks.

The Company’s subsidiaries may, as part of their outsourcing contracts, be involved in the operation of top tier Seveso sites (AS classification under the ICPE category “Installations Classified for the Protection of the Environment”) or lower tier sites (or the foreign equivalent) for industrial clients (particularly petroleum or chemical industry sites). In these instances, the Group must handle the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of installations managed by the Group to client sites.

The regulatory regime governing Seveso facilities applies only within the European Union, but the Group operates several similar sites outside of this region that are often subject to the same level of heightened regulation by foreign governments.

Among the facilities that Veolia Environnement owns and operates in France, one has been categorized a lower tier “Seveso” facility (not classified as AS under ICPE nomenclature). It is a hazardous waste incineration facility operated by SARP Industries (Veolia Propreté) at Limay (Yvelines). The manipulation of waste and hazardous products in this facility can, in the case of an accident, cause serious damage to the environment, inhabitants or employees, exposing the Company to potentially substantial liabilities.

4.1.4

Risks related to financial markets

Currency exchange and interest rate fluctuations

Veolia Environnement holds assets, earns income and incurs expenses and liabilities in a variety of currencies. The Group’s financial statements are presented in euro. Therefore, when it prepares its financial statements, it must translate its assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies can affect the value of these items in its financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of the Company’s interests held in foreign currencies.

At the end of 2007, the Company’s net financial debt excluding the fair value of hedging instruments amounted to €15,125 million, of which 26% was subject to variable rates and 74% to fixed rates, including 9% subject to variable rates with caps. The Company’s results of operations and financial condition may be affected by changes in prevailing market rates of interest (see Chapter 20, §20.1, note 30 to the consolidated financial statements). Fluctuations in interest rates may also impact the Company’s future growth and investment strategy since a rise in interest rates may force Veolia Environnement to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

For a description of the management of market-related financial risks faced by the Group (interest rate risk, foreign currency risk, equity risk, counterparty risk and liquidity risk), see also paragraph 4.2.2.4 below and Chapter 20, paragraph 20.1, note 30 to the consolidated financial statements.

4.2

Risk Management

4.2.1

Implementation of a coordinated policy for risk management

Veolia Environnement’s ability to build long-lasting relationships with its customers is based on its capacity to manage risks on behalf of its customers. By implementing a coordinated risk prevention and risk management system, the Group addresses this element of fundamental importance for its development.

In order to strengthen its ability to anticipate, analyze and weigh various risks and ensure the development of an adequate policy for managing risks, the Group created a risk department at the end of 2004.

The goals of the risk management department are to ensure that the following actions are carried out within the Group to manage risks:

• Identify and anticipate: ensure the ongoing oversight of the Group’s risks in order to guarantee that none of them are overlooked or underestimated, and also to anticipate changes in the nature or intensity of the risks;

• Organize: ensure that the principal identitifed risks are addressed by the organization at the most appropriate level within the Group. Numerous operational risks are managed at the subsidiary level; others, which require a particular expertise or are of an essentially horizontal or strategic nature, are handled at the divisional and/or Veolia Environnement level.

• Monitor: ensure that the organizations and methods that have been set up are effective for the reduction of the risks that have been identified.

• Inform: the implementation of a coordinated risk management scheme is an important factor in corporate decision-making. Management of the Company’s risks enhances the Group’s development and the predictability of its results.

The risk department is responsible for ensuring the consistency of the overall risk management process throughout the Group through a process of identifying events that may prevent the Group from reaching its objectives. The risk department helps define corrective action plans and manages the process as a whole. It also oversees the implementation of rules of conduct that will create an internal environment that is both consistent with and favorable to a mastery of risks.

As part of the internal audit department’s undertakings in connection with the Sarbanes-Oxley Act of 2002 (see §4.3.3 infra), a mapping of major risks was performed in 2006 at the Group and division levels. The Group now has a detailed analysis of risks and a ranking of the principal risks and a true management tool whose objective it is to build growth and improve the forecasting of the Group’s development and results.

After having assembled a list of standard risks and a risk management standard (référentiel) tied to other established benchmarks, a detailed listing and evaluation of Group risks was conducted through interviews with approximately 150 high level managers (“process pilots”) of the Group. This evaluation, which was conducted at each division, was completed with a uniform methodology aiming to analyze gross risk, control levels in place and residual risks.

The risks that were identified by “process pilots” were grouped together, analyzed and ranked in order to identify the principal risks. Each risk was assigned “risk pilots” who were responsible for the design and implementation of action plans in coordination with risk managers from the divisions and from Veolia Environnement.

The principal issues identified were:

• Development control. Dynamics within Veolia Environnement’s markets require the company to be selective in choosing projects and investments. In addition, the integration of new contracts into the Group’s policies and practices requires a high level of rigor.

• The constant reinforcement of Veolia Environnement’s distinctive strengths. Veolia Environnement occupies a unique position in its market, based on technical expertise (resulting from its teams’ experience and the strength of its research and development), on its sense of service and its organization, and on its legal, financial, and labor relations expertise. Maintaining these essential strengths is a major area of focus. For this reason, in September 2006 the Company’s Board of Directors formed a strategic committee for research, innovation and sustainable development in order to continue to improve these strengths (see Section 16.2.1.3 infra). This is also the reason why the company has engaged in “knowledge management” actions to ensure that all Veolia Environnement clients can profit from these areas of expertise.

• Internal control of all sorts, especially financial and operational, is also essential. Veolia Environnement’s continuing objective is to maintain a balance between the decentralization that is necessary for its service activities, the best operational and financial controls, and the spreading of expertise and best practices. Accordingly, an overhaul of the financial reporting system has been conducted and training programs have been expanded.

• Environmental and health concerns are central concerns for the company. Veolia Environnement is committed to providing full professional guarantees regarding the quality of the products it distributes and the services it offers, including with respect to environmental norms (especially with regards to air emissions and legionella concentrations) and security. In order to strengthen environmental risk management, the Group has enacted, in coordination with its four divisions, an Environmental Management System (“EMS”) based on the requirements of ISO norm 14001 with a view to continually improving its environmental performance (see §4.2.2.3 infra). In order to optimize its sanitary risk management, the Group also conducts voluntary prevention and monitoring actions under a global sanitation approach, in particular in the context of multi-service offerings (which include the conduct of internal and external identification audits and industrial risk prevention, and negotiation of specific insurance guarantees).

The risk management strategy has had the following preliminary results:

• a global and structured vision of risks faced by the Group;

• as a result of significant involvement in this project, a trend towards a pooling of practices and experiences between and among divisions and Veolia Environnement;

• an established organization to capitalize on current risk management mechanisms (for example relating to financial, legal, insurance and environmental risk management) and to deploy action plans and related controls;

• the strengthening of the Company’s controls over horizontal risks;

• the restructuring and deployment of insurance programs of the Group to strengthen its development, taking into account the knowledge of the risks, protecting assets and the reputation of the Group and finally improving the competitiveness of programs (simplification, improvement of coverage and outside premiums and comparable conditions);

• the structuring of an annual internal audit program based on a mapping of major risks faced by the Group.

In addition to the major mapping of risks, a steering organization was put in place, enabling the Group to strengthen its management of major risks, while favoring common initiatives among the divisions. The conduct of committee meetings, the agendas of which were organized based on the priorities identified in the risk mapping, enabled the launching of horizontal projects and the global coordination of risk management at the Group level. This project is conducted in close collaboration between the Company and its divisions. This convergence of tools and practices, implemented by the “risk management” professionals, will enable the implementation of effective reporting methods and will create the necessary conditions for the review of the mapping process.

The Group’s risk committee, chaired by Veolia Environnement’s senior executive vice-president, met four times in 2007. In accordance with its work program, the risk committee studied the implementation of specific action plans to address significant operational risks, such as the reliability and security of informational systems, emergency communications within the Group, the integration and management of human skills within the Group, the plans for business continuity, and the detection and prevention of fraud. Following Veolia Environnement’s example, each of the divisions has, since the end of 2006, formed its own risk committee to improve its management and control of operational risks and follow through with the deployment of the action plans.

By firmly grounding itself in corporate processes and systematically taking into account the fundamental stakes within the organization, whether operational, legal, regulatory or governance-related, risk management fits within Veolia Environnement’s system aimed at continually improving the company’s global risk management infrastructure.

A review and analysis of the action plans implemented to manage or reduce risks is being performed within the divisions and the Company. This preliminary step has already enabled the prioritization of actions intended to improve the identification and thus the control of operational, commercial and financial risks.

4.2.2

Continuation and strengthening of targeted actions

4.2.2.1

Employee safety

The labor-intensive requirements of the Goup’s businesses, their nature, the wide dispersion of Veolia Environnement’s employees on the ground (in particular on public roads and at customers sites), and civil interest make the management of employee safety particularly important. For that reason, in September 2007 the executive committee declared 2008 as “Veolia Environnement World Safety Year”.

The director of human resources is responsible for this project, which is at the heart of the Veolia Environnement’s corporate policies: i.e., to promote the Group’s actions with regard to the prevention of professional health, and security risks.

A working group including experts from the divisions and from Veolia Environnement’s safety and health departments, as well as representatives of other departments within the Group, was created to formulate a proposal for an action plan that would be submitted to the Group’s executive committee for approval of the goals and timetable.

4.2.2.2

Management of legal risks

Veolia Environnement places great importance on the management of legal risks given the nature of its business, environmental services, an area that has been subject to increasingly complex regulation.

The nature of Veolia Environnement’s activities (management of local public services with operations in more than 70 countries and relationships with a variety of representatives and counterparties) has led Veolia Environnement to adopt legal compliance rules to guide Veolia Environnement’s employees in their activities and in the preparation of legal documents and to ensure compliance with such rules. In particular, these rules cover litigation and large operating contract reporting, competition law, ethics, standard contractual clauses, sponsorship and patronage and commercial intermediaries. The rules also cover the Group’s legal structure, delegation of powers and follow-up, and selection of directors.

As a company with shares listed on Eurolist by NYSE Euronext Paris and on the New York Stock Exchange, Veolia Environnement must also adhere to certain rules relating to:

• Publications: Veolia Environnement has a disclosure committee whose role it is to supervise and verify the collection and dissemination of information included in the Company’s French document de reference and U.S. Form 20-F (see §16.2.2.1 infra).

• Corporate Governance: In particular, Veolia Environnement must adhere to rules governing the make-up and functioning of the board of directors and its committees, relations between these entities and management and the furnishing of information to shareholders. It must also ensure the proper application of regulations applicable to listed companies (see Chapter 16 infra).

• Insider Trading: To help prevent insider trading, Veolia Environnement has adopted a code of conduct governing trading in the Company’s shares, which is regularly updated. Pursuant to this code, the Group’s senior managers are deemed to be “permanent insiders” and trading by any of them in the Company’s shares is prohibited except during strictly defined periods, provided that they do not hold inside material information during such periods. These measures also cover so-called “occasional” insiders and in general all persons possessing privileged information. The Company has revised its code of conduct in 2006 to take into account new regulatory obligations imposed upon issuers and their executives, such as establishing a list of named “insiders” and reporting trades in the Company’s shares effected by certain members of management, and the updating of the Code in 2007.

The legal departments of Veolia Environnement and each division help ensure, on a daily basis, the adequate management of Veolia Environnement’s legal risks. This is performed in tight liaison with operating teams in the field and consistently with the Group’s overall risk management process.

4.2.2.3

Management of health and environmental risks

The environment and health are at the heart of Veolia Environnement’s concerns. Veolia Environnement aims to provide its professional guarantee on the quality of products it distributes and the services it provides, as well as on compliance with security and environmental norms (especially relating to air emissions and legionella concentration). The risks that the Veolia Environnement Group is confronted with are related in particular to the recovery of installations in as-is condition, to the fact that the Group is not always in charge of determining the needed investments, and to the inconsistent levels of customer awareness of these subjects. Veolia Environnement’s regulatory compliance efforts relate mainly to air pollution (including, for example, the control of emissions from Veolia Environnement’s transportation vehicles, its heat generation plants and its waste incineration facilities), water quality (relating to both the quality of drinking water and the disposal of wastewater and other effluents) and the protection of land and biodiversity (including through restrictions on rejected waste and the use of landfills).

In order to better manage its environmental risks, the Group in coordination with its four divisions has implemented an “Environmental Management System” (EMS) based on ISO Standard 14001, which aims to constantly improve its environmental performances throughout the world. In this respect, quantifiable objectives relating to the monitoring of compliance of high-priority installations have been set.

Moreover, in application of existing norms, and in consideration of the recommendations of internal and external experts, Veolia Environnement implements control and maintenance measures either directly or in collaboration with the owners of installations when Veolia Environnement is not the owner thereof.

As such, the incineration facilities are subject to regular verifications so as to control atmospheric emissions, in particular the level of dioxins, furans and heavy metals. When Veolia Environnement designs new installations, it strives to provide technical specifications that are more demanding than those then prevailing in the market. For older installations, Veolia Environnement regularly conducts improvement work on its own facilities and strongly recommends to the owners of facilities that they do the same. The Group has implemented a semi-continuous control system for dioxins at incineration facilities that it operates.

However, believing that mere compliance with regulatory norms does not suffice to ensure adequate control of health risks, Veolia Environnement has also voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global health policy, particularly with respect to its multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections).

Faced with the systematic risk of being held jointly liable with its clients in connection with serious pollution or accidents, Veolia Environnement strives to satisfy its own obligations while helping to ensure that clients do the same. In particular, when Veolia Environnement operates a “Seveso” facility or its foreign equivalent, Veolia Environnement closely monitors the implementation of safety and hygiene measures at these sites. The imposition of more stringent regulatory standards regarding these sites, effective in France following enactment of a July 30, 2003 law relating to the prevention of technological risks, requires Group employees to undergo specialized training, participate in industrial clients’ hygiene and safety committee meetings and respect such clients’ policy for the prevention of major accidents. Seveso facilities are also subject to internal control measures that seek to prevent accidents and protect employees, the public and the environment. In addition to policies for the prevention of major accidents, there are also safety and operational plans that apply to these facilities, as well as crisis intervention measures coordinated with governmental authorities in the event of accident.

Given the nature and potential seriousness of all of the risks mentioned above, the Group has implemented three principal types of actions to help control and cover these risks. First, in order to prevent accidents that may harm people, property or the environment, the Group has implemented an environmental management system (EMS) which includes obtaining certifications and general evaluations (in particular ISO Standard 1400, internal etc). Second, internal or external audits to identify and prevent industrial risks (fire, machine breakdown, environmental damage, etc.) are conducted regularly. Third, the Group has purchased insurance to cover civil and general liability resulting from fortuitous or accidental pollution (see §4.5 infra).

All of these actions are implemented by the Group’s operating units in coordination with the technical, legal and health departments and EMS. The research and development department as well as the legal department and Veolia Environnement’s office in Brussels also contribute to this effort.

In May 2007, an environmental performance division was formed to reinforce the Preventive measures undertaken by the Group. The environmental performance department’s mission is notably to:

• adapt the Group’s environmental policies, in particular through the creation of best practice standards; and

• structure a management system aimed at ensuring the evaluation and the optimization of the environmental performance of the Veolia Environnement Group and the implementation of Group standards.

The environmental performance department works closely with the sustainable development department to apply the environmental policies of the Group, and with the risk management committee (see §4.2.1 supra) address environmental risks. The process is carried out with the technical directors of the divisions of the Veolia Environnement Group.

4.2.2.4

Financial risk management

Through financial and operational business, the Group is exposed to market risks, such as interest rate risk, foreign exchange risk and liquidity risk. To avoid having to bear all of these risks, the Company has put in place management guidelines relating to these uncertainties, in order to ensure better risk control. The Treasury department of Veolia Environnement is directly responsible for the implementation and the follow up of these regulations. The Treasury department is responsible for helping divisions and their teams to identify and cover exposure in different countries around the world. This department relies, in part, on a treasury management system, which allows for the continued monitoring of the principal indicators for liquidity and for all major financial instruments (rate/change). The control of operations and the monitoring of limits, ensuring the security of the operations, is under the responsibility of the Middle and Back Office team working for the financial department. Reports are completed daily, weekly and monthly, thus allowing the Company’s senior management to stay abreast of market changes and of any important events affecting, on the one hand, the liquidity of the Group (actual and anticipated) and, on the other hand, the value of the Group’s portfolio of derivative products, and finally, the details of the operations and the consequences on the allocation between fixed and variable rate debt.

The interest rate risk management policy is decided in a centralized fashion. The Group utilizes all of the interest rate risk management tools available on the market, including interest rate swaps and options.

Foreign exchange risk is linked to the international business of the Group, which is conducted in more than 70 countries, and which generates cash flows in numerous different currencies. Because both income and expenses are usually in the currency of the country where the Group is conducting business, the Group’s exposure to exchange rate risks from service activities is relatively low. This risk is covered on a case-by-case basis (in particular through currency options), generally when binding bids are submitted. To manage foreign exchange risk linked to debts and accounts receivable, the Company has established a policy aimed at financing its subsidiaries in local currency consisting of financially backing its subsidiaries in currencies by asset class (debt and accounts receivable).

The liquidity of the Group is ensured through Veolia Environnement. The implementation and the management of important new financings are centralized in the aim of optimizing the management of present and future liquidity. The Group is financed through bank loans, commercial paper, international bond offerings, as well as the international private placement market.

See also Chapter 20, paragraph 20.1, note 30 of the consolidated financial accounts.

4.2.2.5

Railway security risk management

Veolia Transport is subject to operational risks (train circulation, security of persons, preventative maintenance of assets) and employee and safety risks (criminal actions, assaults, vandalism, sabotage). The Group has implemented a railway safety plan since 2004 with a view to analyzing the various security measures taken in coordination with security and hygiene measures. In this context, the Group has initiated a review of legal and regulatory obligations and their mastery by local departments were carried out beginning in the first quarter of 2005.

Security is managed at the level of the countries that have implemented a security management system (SMS) in accordance with national regulations.

In France, in the railway security domain, Veolia Transport was awarded a security certificate by the Etablissement Public de Sécurité Ferroviaire as a result of the establishment of a Security Management System (SGS). A National Railway Security Center, whose role is to operate and verify the implementation of the SGS disposals in order to guarantee a high level of railway security, was created.

Outside France, processes are underway to copy and adapt the organization of controls created in France, while also considering the lessons learned from the international inquiry conducted the previous year.

In 2007, Veolia Transport started to handle a new type of transportation in France: the transport of hazardous materials. The administrative authorizations were obtained after updating the documentation, training employees and integrating this new risk in the internal monitoring system. Global indicators of railway security were devised and published in collaboration with French administrative authorities. It is expected that they will be applied to all of the Company’s railway activities in 2008.

4.2.2.6

Information technology (IT) risks management

The Group’s IT department has conducted an analysis of IT risks. Four significant measures have been taken to prevent information technology risks: action plans relating to back-ups, the restoration of information and applications, resumption of activity plans and continuing activity plans; the security of information and the reinforcement of access controls to information technology infrastructures and applications; the documentation and the automization of information exchanges and interfaces between applications and the establishment of a multi-year plan for information systems by division.

4.2.2.7

Geopolitical, criminal or terrorist risks management

Veolia Environnement management created a security watch committee to address criminal and terrorist risks in 2003. The committee is in charge of informing, protecting and acting with respect to employees. It brings together security professionals as well as representatives from Group headquarters and each division.

The committee has four missions:

• Information. Each month, the committee prepares a map of the risks for countries in which Veolia Environnement operates and circulates it to all the entities of the Group.

• Prevention. Employee trips to high-risk countries are subject to authorization by the Group’s human resources department. Advice on behavior and vigilance is circulated. In high-risk countries where Veolia Environnement has operating units, the Group has established security plans to ensure the safety of employees and their families.

• Training. Training on behavior to adopt in dangerous situations.

• Action in crisis situations. Whenever necessary, the Group assembles a special security crisis committee. The mission of such committees is to make all decisions necessary to ensure the safety of employees and their families.

In France, pursuant to anti-terrorism measures (“Vigipirate”), a 2006 decree organizes the security of economic activities considered to be of vital importance. The purpose is to respond to the risks of malice, sabotage, and terrorism, and to avoid attacks on the nation’s military or economic potential or which affect its capacity to survive, as well as risks to the health of the population and the environment.

These measures enable the French state to ensure that all operators designated to be of vital importance take steps that are consistent with those that the government will have ordered or recommended on the national level. A list of these activities was created by an order dated June 2, 2006. Three of Veolia Environnement’s activities are specifically affected: water, energy and transport management. For each of these sectors, a national security directive (NSD) will be developed in 2008 under the supervision of a coordinating minister.

Once notice of the directive has been given, the major operators within the relevant sectors will have six months to develop a security plan covering their activities, and a maximum period of two years to develop a specific protection plan for each of their points of vital importance.

The chairman and chief executive officer of Veolia Environnement is one of 24 members of a national committee appointed by order of the French Prime Minister in October 2006 to oversee the sectors conducting activities of vital importance. This is a consulting organization presided by the general Secretary of National Defense, created in order to ensure the coordination between the State, local elected officials, and operators.

The committee’s recommendations will then be implemented by a working group in which the risk management department participates, along with other operators, under the supervision of the State’s Director of Protection and Security.

4.2.2.8

Crisis management

In order to respond as rapidly and as effectively as possible to serious incidents or accidents, the Group has created protocols at several levels. First, Veolia Environnement’s alert procedure, implemented in 2003 in connection with the crisis management plan, was reorganized during the summer of 2007 and will be implemented in January 2008. The Group’s new alert procedure is based on the use of a single call number, managed by a director, open 24 hours a day, 7 days per week. This new procedure enables an immediate and permanent reporting of the alerts originating from the divisions. Next, depending on the seriousness of the situation (which will be evaluated based on pre-determined criteria), the incident may be handled either at the level of the divisions, with information being constantly communicated to Group headquarters, or by a special crisis unit that may be assembled consisting of representatives from the Group and the division involved. During any crisis, responses are proposed to the Group chairman and executive committee who are kept informed as the situation evolves. The Group also keeps a record of the crisis unit’s activities so that a full analysis can be conducted once the crisis has passed.

One potential crisis scenario that has been carefully prepared within the Group is the occurrence of a flu pandemic through the mutation of the H5N1 virus of the avian flu, considered by the WHO to be a high risk that could threaten world health safety. Since 2005, the Veolia Environnement Group has been mobilized in order to be able to maintain its core activities under such circumstances.

In 2007, new tools were developed and provided to the individuals in charge of the flu pandemic response on a dedicated extranet site. They now have access throughout the world to the essential principles governing the Group’s pandemic preparation, the policies for the protection of employees allowing the Group to ensure fair and homogenous levels of protection throughout the Group, to specific procedures, and to internal and external communication tools. An informational brochure was distributed to all of the correspondents to allow for a local implementation.

With regards to contingency plans, the risk department created the plan for the Group headquarters and contributes to those of the division headquarters. In accordance with the recommendations of the government plan, the goal is to maintain, on a temporary and reduced basis, the principle critical flows in case of a shortage of human resources. Upon the request of the Company’s management, the contingency plan of the Group will be used to respond to threats, including those that would require the transfer and recovery of activities to a remote site.

In parallel, the divisions are implementing the contingency plans for the continuation of their essential services.

In 2008, simulation exercises and audits will allow for the maintenance of the mobilization and the improvement of the Veolia Environnement Group’s ability to handle the occurrence of this major health risk. An audit grid of pandemic flu was developed. It will be integrated in the internal audit grid during 2008, after its publication and that of the pandemic referential of the Group to operators, for an auto-evaluation and, if needed, to make necessary adjustments.

4.3

Audit and internal controls

4.3.1

Internal controls

The internal control department, a branch of the Group’s financial department, is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing the Group’s financial information.

The internal control department employs a network of internal control personnel present in each division and operating unit. It carries out its work with three main objectives:

• formalizing and updating the key processes for developing financial information, which are then summarized and broadly distributed throughout all levels of the Group;

• harmonizing financial management systems relating to their implementation;

• ensuring that employees possess the requisite skills and have the necessary resources at their disposal to effectively produce the Group’s financial information.

The internal control department relies initially on the effective management of all of the Group’s business processes, including non-finance related processes (commercial, technical, human resources, legal and economic). It follows up with a rigorous evaluation of the application of the Group’s rules, overseen by the internal audit department.

Internal controls, in every respect, especially financial and operational, are also essential to Veolia Environnement. The Group’s continuing objective is to maintain a balance between decentralization that is necessary for its service activities, the best operational and financial controls, and the spreading of expertise and best practices. Accordingly, an overhaul of the financial reporting system has been achieved, and training programs have been expanded.

4.3.2

Internal audit

The objective of the internal audit department of Veolia Environnement is to evaluate risk management processes, monitoring and corporate governance practices, and to seek improvements based on a systematic and methodical approach. This evaluation covers all components of internal controls and in particular the accuracy and integrity of financial information, the effectiveness and efficiency of operations, the protection of assets and compliance with laws, regulations and contracts.

The internal audit department operates based on two principal mechanisms:

• first, the implementation of an annual audit program approved by the accounts and audit committee, and

• second, a detailed and formal evaluation of internal control in preparation for the internal control report published every year beginning at the closing of the 2006 fiscal year, in accordance with the measures laid out by the Sarbanes-Oxley Act of 2002.

In 2006, the Group’s internal audit department was certified by the French Audit and Internal Control Institute. This certification, which was confirmed in 2007, relates to professional norms and benchmarks and demonstrates the internal audit department’s ability to fully accomplish its responsibilities. In addition, several of our internal auditors have obtained the “Certified Internal Auditor” (CIA) diploma, the only internal audit certification recognized around the world.

4.3.3

Regulatory context

Over the last several years, several laws have reinforced companies’ reporting and internal control obligations.

Veolia Environnement is subject to the obligations of the financial security law of August 1, 2003, which requires chairmen of listed sociétés anonymes to report to shareholder meetings the conditions under which the work of the board of directors is prepared and organized and the internal control procedures enacted by the company, as well as principles and rules decided by the board of directors to determine compensation and benefits of any nature granted to senior officers and directors. This report, as well as the statutory auditors’ report prepared pursuant to respectively, paragraphs 6 and 7 of article L.225-237, and the last paragraph of article L225-235, of the French Commercial Code, will be presented at the general shareholders’ meeting to be held on May 7, 2008, and are attached to this reference document3.

In addition, as a company listed on the New York Stock Exchange (NYSE), Veolia Environnement is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002, in particular section 404 thereof relating to internal control over financial reporting. This law provides that the chief executive officer and the chief financial officer attest to the effectiveness of internal controls over financial reporting every year beginning at the end of 2006.

As a French company listed in the United States, Veolia Environnement must comply with both sets of regulations.

In this context, in 2005 Veolia Environnement launched a process which allowed the Company to certify the efficiency of the internal controls at the Group level by December 31, 2006. This internal control process was renewed in 2007 and is based primarily on the deployment in 400 branches of an electronic application with questionnaires and tests that will enable the traceability of audits. Over 1,100 people contributed to this corporate project, while over 80,000 controls were conducted, 20,000 of which were accompanied by tests.

This task, directed by the internal audit department, is implemented in concert with IT system management when necessary and in close collaboration with the auditors and under the supervision of the accounts and audit committee of Veolia Environnement.

This analysis was conducted based on the following criteria: potential impact on internal financial control and level of dissemination (percentage of entities indicating a risk and verification of the significance of the entities concerned).

On this basis, action plans were implemented beginning in 2007 relating primarily to the documentation of financial procedures, the separation of tasks and information technology security. They produced net improvements, and will be pursued with a view to their continuing improvement.

Legal requirements aside, this project allowed several notable changes, in particular the appropriation of a rigorous evaluation process adapted to the decentralized culture and organization of the Group, and a positive reinforcement trend not only of rules but also of collective awareness of these subjects.

4.4

Ethics and vigilance

Veolia Environnement’s presence in nearly 70 countries around the world requires it to implement a set of principles in order to ensure compliance with various human rights norms and governance standards set forth under international laws and treaties.

3 Available in the French version of the reference document.

These principles must take into account the Company’s cultural diversity and emphasize environmental protection above all, which is one of the Company’s foremost concerns. In addition, they must integrate the Company’s traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of the Company’s operating divisions.

To this end, the Company implemented the “Ethics, Commitment and Responsibility” program in February 2003, which was updated in late 2004 and early 2008. This program is intended to guide the daily behavior of Veolia Environnement’s employees. As part of the program, an ethics correspondent has been appointed in each division.

The program reaffirms the fundamental values shared by all of Veolia Environnement’s employees, including, for example, the need for strict observance of the laws in effect in the different countries where Veolia Environnement operates, loyalty towards Veolia Environnement’s clients and towards consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), management of risks and effective corporate governance.

In March 2004, Veolia Environnement created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee is comprised of three members and may pursue any matter that it wishes regarding Group ethics. Employees may also freely consult with the committee. The ethics committee must act independently and hold the information relating to the matters it treats confidential.

From October 2004 to December 2005, the Group held fourteen training seminars relating to the “Ethics, Commitment and Responsibility” program, including three outside of France, for over 400 Group managers. Veolia Environnement continued these actions by developing and deploying as of 2007 a training program and seminars on compliance with antitrust laws, open internationally to several thousand managers of the Group.

In addition, since 2005, Veolia Environnement has implemented a reporting procedure to help combat fraud, which is overseen by the risk director and the financial services director.

4.5

Insurance

4.5.1

Objectives

Veolia Environnement Group’s procurement policy for insurance policies for all of its operating divisions has the following objectives:

• maintaining common insurance policies to establish a coherent risk transfer and coverage policy in order to maximize economies of scale, while taking into account the specificities of Veolia Environnement’s businesses and legal or contractual constraints; and

• optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of appropriate deductibles.

In 2007, Veolia Environnement continued to seek to optimize the amount of insurance premiums it pays to outside insurers.

4.5.2

Implementation of insurance policy

4.5.2.1

Insurance policy

Veolia Environnement’s strategy with respect to insurance is to (i) establish a global insurance coverage policy to cover Veolia Environnement’s activities, based on the needs expressed by its subsidiaries in particular, (ii) select and sign contracts with outside providers (brokers, insurers, loss adjusters, etc.), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) lead and coordinate the network of insurance managers present among Veolia Environnement’s principal subsidiaries.

4.5.2.2

Implementation

The implementation of an insurance coverage policy aimed at covering risk is carried out in coordination with Veolia Environnement’s global risk management process (see §4.2 supra). Implementation takes into account the insurability of risks related to Veolia Environnement’s activities, by the market availability of insurance and reinsurance, and the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

Veolia Environnement undertook actions in 2007 principally related to:

• the readjustment of retention levels (retained risk) on the basis of an analysis of risks and loss history and an evaluation of the costs and coverage proposed by insurers;

• the continuation of efforts to identify, prevent and protect against risks in particular due to a rating system for the “property damage and business interruption” risk profile for Veolia Environnement’s most important facilities throughout the world;

• the communication of detailed information regarding the Company to the insurance and reinsurance markets;

• the renegotiation of general liability and property coverage;

• extending the Group’s coverage; and

• the organization of broker services for placement and administration of Group insurance programs.

4.5.3

Main Group’s insurance policies

4.5.3.1

General liability

A general civil liability and environmental damage program was subscribed to on July 1, 2005, around the world (excluding the U.S. and Canada) for a period of three years. Principal coverage is up to €50 million per claim and per year. For the U.S. and Canada, different contracts cover general liability and damage to the environment on behalf of Group subsidiaries, based on local conditions, in an amount of up to US$50 million per claim and per year.

For all Group subsidiaries worldwide, an insurance program provides excess coverage for up to US $450 million, thereby giving the Group total coverage of US$500 million throughout the insurance period. This program includes coverage for environmental liability for damage sustained by third parties as a result of a sudden and accidental event.

The liability for terrorism policy was renewed under the general liability program on July 1, 2007 for a twelve-month period with a total coverage of US$ 165 million per claim per year.

Further, certain activities, such as a maritime transport, automobile and construction, have their own specific insurance policies.

4.5.3.2

Property damage and business interruption policies

All four of Veolia Environnement’s divisions maintain property damage insurance policies to cover assets that they own as well as those that they operate on behalf of clients. The Group’s global insurance program provides either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity. These policies contain standard insurance market terms.

The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. Group insurance coverage implemented on January 1, 2007 for a term of three years, carries a limit per claim of up to €300 million per claim. Some of this coverage contains further sub-limits per claim or per year.

4.5.4

Self-insured retention and deductibles

For any insured claim or loss, Veolia Environnement remains liable for the deductible amount set out in the policy. The amount may range from several thousand euros to more than one million euros.

In 2007, Codeve Insurance Company Limited, Veolia Environnement’s insurance subsidiary, had a retention (retained risk) of €2.5 million per claim for property damage and associated financial losses, and €5 million for insurance of general liabilities.

Regarding both property damage and general liability, Codeve Insurance Company Limited has put in place reinsurance contracts in order to limit its exposure to frequency risks (“stop loss”-type contracts) and risks tied to intensity (excess claim-type contracts).

In general, the insurance coverage described above constantly evolves as a function of ongoing risk evaluation, market conditions and insurance coverage available. Veolia Environnement attempts to have its known accidental or operating risks covered by the insurance markets when this market exists and when it is economically feasible to do so.

CHAPTER 5
INFORMATION RELATING TO THE ISSUER

5.1

History and development of the Company

5.1.1

History

The Company traces its roots back to the creation of Compagnie Générale des Eaux by Imperial decree on December 14, 1853. During the same year, Compagnie Générale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. The Company developed its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), the water distribution services of Paris for 50 years (1860) and its suburbs (1869).

In 1980, Compagnie Générale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transport and Veolia Propreté) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to “Vivendi” and renamed its main water subsidiary “Compagnie Générale des Eaux”.

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created “Vivendi Environnement” to conduct all of its environmental management activities, which were then conducted under the names Vivendi Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation).

On July 20, 2000, Vivendi Environnement shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext Paris on February 21, 2005 and Euronext Paris since January 1, 2008.

In August 2001, Vivendi Environnement shares were included in the CAC 40, the main equity index published by Euronext, and in October 2001 were listed in the form of American Depositary Shares for trading on the New York Stock Exchange.

From 2002 to 2004, Vivendi (formerly known as Vivendi Universal), progressively decreased its stake in the Company, and has held only 5.3% of the Company’s shares since December 2004. Since July 6, 2006, Vivendi no longer holds shares in Veolia Environnement. (see §18.2 infra).

In April 2003, the Company changed its name to Veolia Environnement.

In 2002, Veolia Environnement undertook a significant restructuring in order to refocus on its core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within its water division conducting certain non-core activities, and with the sale of Veolia Environnement’s indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

On November 3, 2005, Veolia Environnement unveiled a new branding system for the Group. The Group’s water, waste management and transportation divisions currently operate under the same name: “Veolia” (see §6.2.5 infra).

5.1.2

General information regarding the Company

Company Name and Registered Office

Since April 30, 2003, the name of the Company has been Veolia Environnement. The Company’s abbreviated name is VE.

The Company’s registered office is located at 36/38, avenue Kléber, 75116 Paris. The telephone number is (33) 1 71 75 00 00.

Legal Form and Applicable Law

Veolia Environnement is a French société anonyme à conseil d’administration subject to the provisions of Livre II of the French Commercial Code (Code de commerce).

Date of Formation and Term

The Company was formed on November 24, 1995, for a term of 99 years beginning on the date of its license in the Registre du commerce et des sociétés, i.e., for a term lasting until December 18, 2094.

Commercial Registry

The Company is licensed in the commercial registry of Paris under number 403 210 032. The Company’s APE code is 741J.

5.2

Investments

The Group’s investments (industrial, financial and new operating financial assets) amounted to €5,029 million in 2007, compared to €4,010 million in 2006 and €3,495 million in 2005.

A detailed description of the investments made in 2007 as well as their financing is set forth in chapter 9, paragraphs 9.3.4 (Capital Expenditures); 9.3.2 (Sources of Funds), 9.3.3 (Divestitures) and in chapter 20, paragraph 20.1, note 5 (Concession Intangible Assets), note 7 (Property, Plant and Equipment), note 10 (Non-Current and Current Operating Financial Assets) and note 43 (Segment Reporting) of the consolidated financial statements.

Veolia Environnement’s investment strategy is focused on environmental activities, primarily in Europe, in Asia, and in North America.

This investment policy can take several forms:

• Veolia Environnement makes certain growth-related investments (financial and industrial investments) in order to capture new markets, increase its capacity, or extend its services. Some investments in particular may be made over several years, notably in certain types of concession contracts. Veolia Environnement also makes financial investments in the companies with which it contracts, particularly in the context of privatizations and targeted acquisitions. All of these investments are carefully reviewed in order to ensure that they conform to the Group’s standards in terms of profitability, financial structure and risks.

• The Group also carries out (industrial) maintenance investments consisting in renovation and/or maintaining existing infrastructure so as to extend their lifespan or to improve their efficiency.

In both cases, industrial investments are divided among a large number of entities and are made pursuant to budgetary authorizations.

The Group’s most significant investments concern the acquisitions of the company that holds the Braunschweig contract in 2005 for the sum of €374 million, of the company Cleanaway UK in 2006 for the sum of €745 million and finally the companies Sulo, TMT, Thermal North America and the non regulated activities of Thames Water in 2007, for €1.450 billion, €338 million based on an enterprise value of 100%, US $788 million (enterprise value) and €233 million respectively (see chapter 9, note 1.2). The acquisitions of Cleanaway UK, Sulo, TMT and Thermal North America represent a cumulative investment of nearly €3.1 billion. In order to preserve its future investment capability, the Group has carried out a €2.6 billion capital increase which was completed in July 2007.

Finally, the Group is often faced with numerous types of price adjustment clauses in the context of its divestiture and acquisition activities. As of the date hereof, none of these price adjustments is likely to have a significant impact at the Group level.

The Group regularly studies and analyzes growth opportunities. In this respect, it acquired, at the beginning of 2008, Bartin Recycling Group in France and Praterm in Poland (see chapter 20, paragraph 20.1, note 44 of the consolidated financial statements).

CHAPTER 6
BUSINESS OVERVIEW

6.1

Principal business activities

6.1.1

General description of Veolia Environnement

Veolia Environnement is an environmental services provider, and is the only major provider, to offer a complete range of services.4 Veolia Environnement is able to provide its clients with a full-service package tailored to fit their individual needs, which may include, for example, supplying water, recycling wastewater, collecting, treating and recycling waste, supplying heating and cooling services, and generally optimizing the industrial processes used in their facilities.

Veolia Environnement’s operations are conducted primarily through four divisions, each of which specializes in a single business sector: Veolia Eau (Water), Veolia Énergie (Dalkia) (Energy Services), Veolia Propreté (Environmental Services) and Veolia Transport (Transportation). Through these divisions, Veolia Environnement currently provides drinking water to more than 78 million people and treats sewer water for 53 million people in the world, treats nearly 66 million tons of waste, satisfies the energy requirements of hundreds of thousands of buildings for its industrial, municipal and individual clients and transports approximately 2.7 billion passengers per year. Veolia Environnement strives to offer services to clients combining those offered by each of its four divisions and which are packaged either in the form of a single multi-service contract, or several individual contracts.

The following table breaks down Veolia Environnement’s consolidated revenue for 2007 by geographic market and division, after elimination of all inter-company transactions.

2007 Revenues*

(in millions of euro)	Water	Environmental Services	Energy Services	Transportation	Total
Europe	8,190.5	6,889.4	6,566.1	4,291.8	25,937.8
Of which: France	4,927.2	3,332.0	3,852.2	2,144.5	14,255.9
Other Europe	3,263.3	3,557.4	2,713.9	2,147.3	11,681.9
Americas	582.5	1,449.0	19.3	738.9	2,789.7
Rest of the World	2,154.4	875.9	311.0	559.4	3,900.7
Of which: South America	104.4	163.1	143.3	28.5	439.4
Africa-Middle East	1,017.3	100.7	56.3	17.8	1,192.1
Asia-Pacific	1,032.6	612.1	111.4	513.1	2,269.2
Total	10,927.4	9,214.3	6,896.4	5,590.1	32,628.2
* Revenue from ordinary activities under IFRS.

4 Unless otherwise indicated, information and statistics presented herein regarding market trends and Veolia Environnement’s market share relative to its competitors are based on Veolia Environnement’s own research and various publicly available sources.

6.1.2

Strategy

6.1.2.1

Veolia Environnement’s strategy

Veolia Environnement intends to continue to reinforce its position as the leading provider of environmental services. Its strategy focuses on developing the most appropriate environmental service solutions for its municipal and industrial clients; maintaining its geographical diversification; developing a significant presence in growth markets with high potential, and accelerating synergies between different businesses within the Group.

By strengthening its position as the leading provider of environmental services worldwide, Veolia Environnement continues to implement its business model aimed at improving its economic and financial performance. This performance is a result of economies of scale and constantly evolving levels of technological expertise, combined with significant levels of research investment, long-term commitments to clients, and managed risk.

By providing the most appropriate environmental services, Veolia Environnement is able to optimize its client relations

While preserving its local character, the Company has become a major player in both the services and concessions business. The Group has achieved a unique position within these two client segments. Last year it was able to reinforce its core business in large European countries through targeted acquisitions in the United Kingdom, Germany and Italy.

With regard to its municipal clients, the Group has added to its impressive portfolio of existing French and European cities (Prague, Bucharest, Nottingham, Braunschweig), and has also achieved a number of commercial successes in the United States (Indianapolis, Chicago, Boston…) and in the Asia Pacific region (Canton, Shanghai, Incheon, Melbourne). The Group has thus proven its ability to participate in large privatizations and win bids for large projects.

The Group has also conducted a significant portion of its business with its industrial and commercial clients, particularly for the provision of energy and waste management services. Veolia Environnement has also created a new business portfolio comprising large industrial accounts (Peugeot, Novartis, Renault…), which significantly contributes to its multi-service contracts.

Successful geographic diversification

Concurrently with the expansion of its business in France by an average annual rate of over 5% per year since 2000, the share of Veolia Environnement’s international business has continued to increase.

Beyond Europe, which has become the Group’s domestic market, Veolia Environnement has also achieved strong positions in the United States and Asia. The Group has taken on a major role in energy services in the United States. There is little risk that the Group’s significant presence in industrialized countries will decrease as it is for the most part unaffected by outsourcing and restructuring issues.

The Company has also developed a significant presence in emerging and developing countries. The Group regularly adds new contracts and expands its energy services activities in China. The Group’s economic position within these areas of the world is much more significant than what the proportion of its revenues earned in these areas suggests.

A strategy focused on growth and high-potential markets

The Group’s strategy is to focus on growth markets. An increasing awareness of the challenges relating to sustainable development and its impact on environmental policies has resulted in significant growth opportunities.

Faced with increasingly restrictive regulations and in order to keep up with competition, more and more industrial companies outsource environmental services through long-term partnerships. Their partners generally work on all of their worldwide industrial sites and tend to provide a full range of services.

Expansion within municipal markets is primarily the result of a combination of demographic factors: an increase in population size on the one hand, and the urban growth rate on the other. Growth is also a function of economic activity and living standards. The tightening of environmental restrictions and related regulations in response to these developments has fueled to Veolia Environnement’s growth. One recent confirmation of the growth potential within these markets is the success of desalination projects in the Middle East.

The economic constraints imposed on Veolia Environnement’s industrial and municipal clients increases their need to reduce water and energy consumption and waste production. The Group’s position as a service rather than utility provider generally allows it to leverage this trend.

Additional growth potential in related businesses

Because of its expertise, commercial relations, and geographical distribution, Veolia Environnement possesses several important advantages that allow it to develop services that are directly related to its environmental services. These opportunities result from new demand relating to changes in the economic, ecological and political landscapes and which are all related to the promotion of sustainable development. Examples of this trend include green fuels, wind energy and residential services.

Synergies between Veolia Environnement’s various businesses accelerate the Group’s growth

In its environmental services business, which involves both public authorities and industrial clients, the Group benefits from considerable synergies between its water, waste management, transportation and energy service divisions. Because the group offers a complete range of services, Veolia Environnement’s customers have broadened the range of services they seek from the Company.

This synergy is particularly evident within countries or municipalities where demographic changes, urbanization and economic development have accelerated significantly. In these areas, Veolia Environnement has been called upon to resolve the growing environmental problems faced by its clients. It offers a significant competitive advantage over funds or other financial investors, who have been weakened by the current market crisis.

Strong economic and financial resources

Veolia Environnement’s solid position results from market growth trends, but also from the Company’s competitive assets, including its technological and technical expertise, its financial stability, its geographic presence, and its experience in providing environmental services in compliance with regulatory requirements. The success of the capital increase that was completed in July 2007 also strengthened the Group’s financial capacity, thus ensuring its development and reducing its exposure to market fluctuations.

Size advantages

The Group’s size alone provides it with significant synergies. In addition, its presence in all segments of the value chain generates numerous vertical integrations that allow it to maximize added values.

Changes in technology and know-how

The Company has been expanding its Research and Development activities for a long period of time. Research and Development is essential for the Company to be able to complete its assignments and allow it to remain sensitive to the needs of its clients. Since 2000, Veolia Environnement has centralized its R&D business under one unique organization which is now supported by the strategic research, innovation and sustainable development committee created in 2006 by its board of directors.

The Group also benefits from the technical exchanges in horizontal program areas such as prevention of legionnaires disease, treatment and recycling of sediment, bioenergy, management of High Environmental Quality buildings, etc.

Long-term contracts

Veolia Environnement makes long-term commitments to its clients. Its human resources policy, which focuses on, among other things, providing training to its employees, allows the company to focus on the long term, in particular through the considerable professional efforts of Veolia Expertise (Veolia Compétences), a program that was renewed in 2007 allowed extensive recruitment in France in 2005 and 2006.

Moreover, aside from its social, environmental and ethical aspects, sustainable development directly influences clients’ expectations, and is thus an essential element in the company’s commercial communication. Sustainable development trends have led the Company to change from a volume-maximization to a resource management-optimization economic model.

Managed risks

Given its growth objective, Veolia Environnement has implemented a management and risk calculation policy, the highlight of which in 2006 included the mapping of the major risks at the Group and division levels. By implementing a coordinated risk prevention and management plan, the Company has addressed this issue that is of fundamental significance for its long-term development.

These strategic elements have allowed Veolia Environnement to establish a profitable growth platform with room for future accelerated growth.

6.1.2.2

Veolia Environnement’s strategy by division

Water

Veolia Environnement’s water division intends to continue to expand its services around the world, while striving to ensure the quality and safety of the water it provides, the conservation of natural resources and the protection of the environment.

The growth potential of the international market for water services is enhanced by four main factors:

• population growth and higher urban density,

• reinforcement of environmental standards and health regulations,

• growing acceptance of the delegated management model and public-private partnerships as alternatives to public management, and

• refocusing by industrial clients on their core businesses.

Given this growth potential, Veolia Environnement will continue to be selective in order to optimize the allocation of its resources, its operating costs and its profitability. In order to take advantage of market opportunities, the Veolia Eau division relies on its technical expertise, its experience in managing client relations and the mobilization of local teams in order to anticipate the future needs of public authorities. It also continues to provide training to its employees in order to meet future challenges. Its technical expertise in various desalination methods, and wastewater recycling in particular, represents a major effort to adapt to ongoing changes in market conditions.

Going forward, the water division will seek to capitalize on long-term international development opportunities, the maturing of its larger contracts and productivity gains resulting from efficiency programs that have been implemented (relating to purchases, information systems and sharing of best practices).

Environmental Services

Through its Veolia Propreté division, Veolia Environnement intends to become one of the world leaders in the waste management sector. As is the case with the Group’s other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries. As a result, experts who can provide long-term services under cost-effective conditions and in compliance with environmental regulations are becoming highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, Veolia Propreté has the following priorities for the waste management division:

• enhance its waste treatment capabilities and develop its technological expertise in waste treatment and recovery;

• strengthen its services offering to industrial clients by capitalizing on its mastery of the entire waste management chain, while seeking to generate synergies with the Group’s other operating divisions;

• increase the profitability of its activities by renegotiating fees, maximizing productivity and reducing structural costs, while ensuring that all of its activities contribute to the development of high value-added services.

Energy Services

Through its Veolia Énergie division, Veolia Environnement is the European leader in the energy services sector.

The opportunities in the sector are significant, due to increases in energy prices and public awareness of environmental problems, which have undeniably encouraged searches for solutions such as Dalkia’s initiatives to reduce the effects of greenhouse gases and encourage energy conservation.

Dalkia’s development strategy is focused primarily on heating and cooling networks, the management of service sector buildings and retail centers, the handling of industrial utilities, and energy provision and services in the health sector.

It includes the following geographical priorities:

• growth in Southern Europe (Italy, Spain etc) by participating in the trend toward market consolidation and by developing the Group’s multiservice offers aimed at the private sector;

• pursuing growth in the area of large heating networks, particularly in France and in Central and Eastern Europe, and the large cooling networks in the Middle East;

• pursuing growth in North America by offering management services for networks, industrial utilities and shopping malls; and

• the development of activities in China (networks and industrial utilities) and in Australia.

These priorities will depend on the Group’s ability to offer, in the context of deregulated energy markets in Europe, innovative technical solutions focused on energy efficiency that often combine Veolia Environnement’s expertise in several areas. The Group also aims to promote its integrated outsourcing services to public clients as well as to service sector and industrial clients, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through its Veolia Transport division, Veolia Environnement aims to become a major transportation service provider on a worldwide scale.

Between 2000 and 2030, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transportation needs are expected to increase by 50% (source: International Association of Public Transport). These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a major concern for local authorities and inhabitants of large cities. Transportation always has an impact on the image and identity of a large city, its economic development, urban renewal projects, and local solidarity.

The major challenges in this sector are related to the ever-increasing need for new transport infrastructures, to environmental concerns, and to the growing demand for the customization of mass transportation.

Veolia Transportation’s strategy is to improve its performance in its basic passenger transportation activity with the following priorities:

• Continued efforts to address marketing, innovation and environmental concerns in order to continue to better satisfy clients;

• A focus on local or regional passenger transportation;

• Selective growth based on the attractiveness of markets and the intensity of local competition;

• Continued growth in related activities such as railway freight given the synergies and importance for the environment.

6.1.3

Major developments in 20075

Share capital increase with preferential subscription rights

On July 6, 2007, Veolia Environnement announced the success of its share capital increase with preferential subscription rights for an amount of €2.6 billion. The subscription period lasted from June 14 to June 27 included. The offering was successful, with total demand amounting to approximately €3.84 billion. The offer was 1.5 times over-subscribed. The gross amount of the capital increase was EUR 2,581,469,688 (including issuance premium) and resulted in the creation of 51,941,040 new shares.

5 The major developments occurring between January 1, 2008 and the date of filing of this reference document are described in chapter 12 below.

As a result of this capital increase, Veolia Environnement reinforced its shareholders equity and increased its financial flexibility in order to maintain its growth following the announcement of several significant acquisitions since June 2006 and an investment program for 2007-2009.

New projects and acquisitions

In 2007, the Group reinforced its position within its business sectors with a series of new, targeted acquisitions which it hopes will generate growth and cost synergies.

The Group achieved more than €2.5 billion in external growth opportunities in its priority development areas during the 2007 fiscal year alone. Following the acquisition of Cleanaway UK (UK third waste management provider) in June 2006, the acquisitions of SULO (German second waste treatment operator) and TMT (first Italian private operator on the thermal waste treatment market) announced in April and May 2007, of TNAI (largest American private portfolio of heating and cooling networks) in June 2007, and part of the non-regulated activities of Thames Water which was finalized in November 2007 were the most significant.

The Company intends to continue this strategy in 2008 and 2009 by making value-generating investments that either lead to operational cost synergies, or accelerate development based on technological or commercial leverage in its prioritized geographical areas and on growth markets, in compliance with its investment criteria.

Innovation and new areas of activity

Veolia Environnement seeks to offer its clients innovative solutions that meet all of their sustainable development concerns. This goal has led the Group to study the development of new areas of activity related to its traditional activities and expertise and which all further the sustainable development perspective. In 2007, Veolia Environnement created a department of new areas of activity, which mobilizes and relies on the existing teams and skills of the Group’s operational entities.

Several new areas of activity have already been identified and have been the object of initial projects or studies. The common feature of these new areas of activity is that they encourage growth and enhance the activities of Veolia Environnement Group’s divisions. Examples include biofuels, wind generation or residential services. Other areas have been the focus of initiatives and investigations, such as air quality, ecological transportation, or sustainable development (ecological neighborhoods and buildings).

In the field of renewable energies, the Group has developed the production of biofuels, a strong growth market. Veolia Environnement favors the production of biofuel from waste, for example with used cooking oils. Indeed, this solution presents a very positive environmental balance and the recycling of these oils is an integral part of the waste treatment process. This project, which mobilizes the industrial skills of SARP Industries, creates significant synergies not only with the historical activities of the Company (notably recycling and collection) but also in terms of the prospects for the Group’s fleets of vehicles. The first plant to produce biofuel from used cooking oils will open in 2008 in Limay. It will have a production capacity of 40,000 tons per year, which may grow to 80,000 tons per year.

The market for wind-generated energy also shows a strong growth potential sustained by continued support policies. It is attractive in certain countries of Europe and above all in the United States and in Asia where development potential is considerable. In 2007, Veolia acquired 50% of the capital of Eolfi, which currently operates 26 MW in France and is building 12 sites that represent an additional 120 MW capacity. At the end of 2008, Eolfi’s production capacity is expected to reach more than 150 MW. In addition, numerous projects are pending abroad, notably in Greece, Poland and Asia. With Eolfi, the Company can meet the expectations of its clients, local communities and industrials, who also wish to include a “wind generated energy” dimension in their sustainable development projects. Eolfi will allow the Group to optimize certain real estate assets that are ideal sites for wind turbines.

Finally, in the residential services sector, Veolia Environnement, through its subsidiary Proxiserve, has occupied a significant position within the market for individual boiler maintenance. More recently, Proxiserve has successfully developed a profitable and expanding domestic assistance activity (in plumbing). The millionth assistance contract was executed in November 2007. Based on these activities, Veolia Environnement intends to develop a whole range of services that will meet the concerns relating to sustainable housing for individuals: energy diagnosis, installation of renewable energy equipment (heating pumps, flat plate collectors, etc.) maintenance of installations, assistance and repair for heating, plumbing and electricity. The activities relating to services to individuals are provided under a common brand, Veolia Habitat Services.

A significant presence on the desalination market

The scarcity of resources linked to the irrigation of land, drought, floods that degrade the quality of water, or the over-development of ground water tables, combined with growing needs for water (population density growth), are a major challenge for the production of drinkable water in certain arid regions, in particular those regions where such phenomena are exacerbated and reduce the availability of water. The desalination of seawater is therefore expected to become one of the main alternative production methods for drinkable water in the coming decades.

Veolia Eau, which has more than 100 years of desalination experience, is one of the few companies that can offer a complete range of services and innovative solutions, and is therefore in a strong position within this rapidly expanding market thanks to its subsidiaries specialized in construction and thanks to its operational experience. The commercial successes in recent years speak for themselves.

In terms of design and construction, the Company is a leader in thermal and reverse osmosis desalination processes and has at its disposal numerous references in all types of existing treatments within the various entities of Veolia Eau Solutions & Technologies (SIDEM, WESTGARTH…). In 2006 and 2007, Veolia Eau Solutions & Technologies won significant contracts in the Middle East, in Bahrain, Saudi Arabia and in the Fujairah Emirate. The Group also benefits from established operational expertise and has strong experiences, for instance in Ashkelon (Israel), the operation of which began in September 2005. In 2006 and 2007, Veolia Eau won two contracts in Australia relating to the design, construction and operation of reverse osmosis desalination units to supply water to the cities of the Gold Coast and Sydney.

Market share forecasts for the desalination of seawater, taking into account all techniques, estimate that production will increase by more than 10% per year between now and 2015. Mediterranean countries (Algeria, Libya, Spain), China, Australia and the Middle East (Saudi Arabia, Emirates) will multiply their desalinated water production capacity by a factor of 2 to 10, with the countries of the Persian Gulf adding reverse osmosis to thermal desalination techniques (distillation).

Sustained activity growth and relevance of the sustainable growth model

Since its listing, Veolia Environnement has achieved various milestones with regards to its independence and organization, culminating in 2004 with the sale of non-strategic American assets and its holding in the Spanish company FCC. Refocusing the Group’s activities on environmental services, within the framework of long-term contracts, placed the Group, as early as 2005, in a favorable position to sustain its rank as worldwide leader in environmental services within the framework of a consistent strategy relying on proven capabilities.

The 2007 fiscal year was another example of a year with profitable growth, in accordance with the objectives of Veolia Environnement. With revenue growth of 14.9% (at constant exchange rate) in 2007, demonstrating continued commercial dynamism, and recurring operating income growth of 11.9% (at a constant exchange rate), the Group confirmed its capacity to grow in a profitable manner. The increase in recurring net income attributable to the equity holders of the parent of 22.5% and the ROCE after taxation of 10.9%, which has increased significantly since 2002, reflect increasing profitability for shareholders. The coming to maturity of contracts makes it possible to pursue the improvement of profitability and confirm of the relevance of the profitable growth model. For that purpose, the Company continues to pay close attention to the quality of its agreement portfolios and the selectivity of its investments.

Selection of Veolia Environnement in the Dow Jones Sustainability Index (DJSI) and FTSE4Good indexes

Created respectively in 1999 and 2001, the Dow Jones Sustainability Index (DJSI) and FTSE4Good select companies based on their performance with regards to sustainable development. Veolia Environnement was included in the Dow Jones Sustainability Index and in the composition of FTSE4Good beginning in September 2007.

These classifications underscore in particular the Company’s performance in its relationships with its stakeholders, in particular with regard to human resource management as well as vis-à-vis clients and local communities. In addition, the Environmental Management System of Veolia Environnement (see § 4.2 above and 6.3.3 below) constitutes a significant factor in its selection by these indices.

Veolia Environnement is also part of the ASPI Eurozone index (Advanced Sustainable Performance Indices). The ASPI Eurozone index, launched in March 2002, is composed of the 120 principal stocks of the Eurozone selected according to social, environmental and corporate governance criteria.

6.1.4

Description of Veolia Environnement’s principal businesses

6.1.4.1

Water

Veolia Environnement, through its water division Veolia Eau – Compagnie Générale des Eaux, is the world’s leading provider of water and wastewater services for public authorities and industrial companies. In addition, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies, is the world leader in the conception of technological solutions and the construction of structures for the performance of such services. Veolia Eau provides drinking water to more than 78 million people around the world and supplies 53 million people in the world with drinking water, and manages more than 4,400 operating contracts.

At the end of 2007, Veolia Eau had approximately 82,867 employees around the world.6 The water division has a permanent presence in more than 60 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic, Slovakia and Romania. It is pursuing targeted growth in Russia, Armenia and Hungary. Asia-Pacific (mainly China, Korea, Japan and Australia) also remains an important development objective, with the signing of a number of significant contracts with municipal and industrial clients over the past several years. Veolia Eau has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Indianapolis. Finally, Veolia Eau also has established a presence in the Middle East and Africa, primarily in Morocco and Gabon.

6 As of December 31, 2007, including Proactiva’s 1,939 employees who are active in the water business.

Thanks to its network of research centers in France and abroad, Veolia Eau has mastered numerous technologies and tools within the water sector. Veolia Eau is therefore able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and preservation of resources.

Given the combination of its strong local presence and more than 150 years of experience providing services to public authorities and industrial clients, Veolia Eau’s technical expertise is a significant advantage in the extremely competitive water services market.

Increased demand within the water services market has been substantially driven by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization, or industrial clients. New solutions, such as desalination (an example of which is the turnkey contract executed in 2007 to provideone of the largest sea water desalination plants in the world in Saudi Arabia) or re-use of treated water, may also be needed depending on an individual client’s circumstances.

The following table shows the consolidated revenue and operating income of the Water division, after elimination of all inter-company transactions.

Water*

(in millions of euro)	2007	2006	Change 2007/2006
Revenue**	10,927.4	10,087.6	8.3%
Operating income	1,267.7	1,160.6	9.2%
* Includes Veolia Environnement’s share in the results of the water activities of Proactiva, Veolia Environnement’s joint venture with FCC. ** Revenue from ordinary activities under IFRS.

Overview of Veolia Eau

Veolia Eau manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization featuring a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may reach up to 50 years in length in certain circumstances. These contracts take on various forms, all of which are adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others. They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of the assets (except in the United Kingdom) and retaining authority over water policy. Recent legislative changes have enabled Veolia Environnement to integrate more elaborate mechanisms in its contracts allowing it to share in the added value (productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often rely on Veolia Eau to manage client relations; and the Company is constantly improving the efficiency of its systems and its specific information systems. In certain countries where public authorities have sought to either implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis. Veolia Eau’s outsourcing contracts with industrial and commercial clients generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

Service Contracts with Public Authorities and Industrial Clients

The main focus of Veolia Environnement’s water business is on water and wastewater management services for public authorities and industrial clients. Veolia Eau provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages client relations, providing billing services and call centers.

Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts tailored to local environments. Currently, Veolia Eau and its subsidiaries are attempting to capitalize on the worldwide trend towards delegated management of municipal drinking water and wastewater treatment services.

Veolia Eau continues to develop its service offerings for industrial clients using its local presence in various areas and its adapted service organization. It has accordingly become active within this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Eau also contributes to the development of common service offerings of the Group, in particular in Europe with VE Industries (as discussed further below).

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Eau has developed a complete range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. Veolia Eau’s recycle/re-use systems provide clients with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

Through SADE, Veolia Eau also designs, builds, renews and recovers urban and industrial drinking water and wastewater networks and conducts related work in France and around the world. Sade’s services cover each stage of the water cycle, from its collection to its release, and its public and industrial clients benefit from Sade’s experience in this area.

Description of Activities in 2007

In 2007, Veolia Eau enjoyed several commercial successes, and its revenues increased by 8.3% in 2007 compared to 2006, thanks to a high level of contract renewal in France, sustained organic growth outside of France, in particular in Asia, and strong growth in the engineering and construction business in France and internationally. Veolia Eau did not lose any significant contracts in 2007 relative to total revenues in the water division.

In France, Veolia Eau provides approximately 24 million inhabitants with drinking water and 16 million with wastewater services. Contracts renewed in 2007 represent expected total cumulative revenues of almost €920 million. Among the contracts renewed, the most important ones are with the community of Nice Côte d’Azur area, the city of Beauvais, the city of Macon and the Intercommunal Syndicate of the Mâconnaise Area, which integrate the latest technical innovations relating to environmental protection.

Veolia Eau continues its development efforts in order to further increase its service offering to reach new clients in areas such as the management of wastewater treatment plants, the management of storage of mud , online availability of water consumption levels, management and maintenance of rainwater networks, the maintenance of non-collective wastewater installations, and the monitoring of swimming water, which are all services related to increasing awareness of the challenges of sustainable development.

In the rest of Europe, the EBRD has committed to invest up to €105 million in 2007, €90 million of which has been invested since 2007, to acquire 10% of Veolia Voda, a holding company for Veolia Eau’s businesses in Central and Eastern Europe, with the aim of increasing the role of the private sector in providing water conveyance and the purification of waste water, notably in Russia and the Ukraine.

At the end of 2007, the International Financial Corporation (IFC), the private sector arm of the World Bank Group, and PROPARCO, the subsidiary of Agence Française de Développement in charge of financing private investments in developing countries, acquired shareholdings of 13.89% and 5.56%, respectively, in Veolia Water AMI. Veolia Water AMI is a subsidiary of Veolia Water and operates water, wastewater and electricity services in Africa, the Middle East and the Indian subcontinent. The aim of this holding company is to develop infrastructures to serve those populations who are without water and electricity in the urban areas of these regions.

In the Middle East, in addition to the Jubail and Fujairah contracts, negotiations with the Sultanate of Oman led to the signing of a contract in January 2007, in partnership with National Power and Water, to build, finance and operate a reverse osmosis seawater desalination plant in Oman (80,000 m3 / day). The 22-year contract should represent estimated total consolidated revenue of €434 million, including the construction of the plant.

In Asia, Veolia Eau won several contracts in China (see chart below) and in Japan, where the company won a three year contract, for the operation and maintenance of a water decontamination plant in Chiba, a suburb of Tokyo which has significantly grown. In Australia, new Sydney contract followed the contracts that were won in 2006 relating to consulting the State of Queensland to recycle water produced by treatment installations in the region of Brisbane in an effort to combat drought, and the design, construction and management of a desalination by reverse osmosis facility designed to sustain, in particular, the Gold Coast.

Veolia Eau recorded solid earnings in 2007 due to the good performance of existing contracts across all geographical areas and in all business segments. This success was also due to the continued pursuit of measures to enhance productivity (sharing of best practices, better use of information technology, etc.) and to the progress generated by the implementation of new technology during past years (energy efficiency, return on installation and networks, etc).

Principal Contracts 2007

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies.7

7 Revenues expected under foreign contracts won during 2007 have been converted into euros at the rate of exchange prevailing on December 31, 2007 and represent the portion due to Veolia Eau under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public Authorities
City of Nice Côte d’Azur and its suburbs	December	Renewal	12 years	75 million	Operation of drinking water services for the Nice Cote d’Azur communities.
Beauvais	October	Renewal	12 years	38 million	Operation of drinking water services.
Mâcon	June	Renewal	10 years	59 million	Management of water and waste water services.
Europe (outside France)
Public Authorities
Campo Dalias (Spain)	May	New	18 months (construction) + 15 years (operation)	78 million	Design, construction, operation and maintenance of reverse osmosis water desalination plant.
Companies
Shell Green (United Kingdom)	September	New	30 months	62 million	Modernization of wastewater treatment plant in Widnes in Cheshire.
Asia
Public Authorities
City of Lanzhou (Gansu province, China)	January	New	30 years	1.6 billion	Acquisition of 45% of the Lanzhou municipal water company, company holding the water management contract (3.2 million inhabitants).
Haikou (Hainan island, China)	June	New	30 years	776 million	Acquisition of 49% of the company managing the production and distribution of drinking water and the operation of a wastewater treatment plant (800,000 inhabitants).

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Sydney (Australia)	July	New	23 years (20 years of operating)	540 million	Construction and operation of a water treatment plant through reverse osmosis with a capacity of treating 250,000 square meters per day.
Tianjin Shibei (China)	September	New	30 years	2.5 billion	Acquisition of 49% of the company managing the drinking water service (3 millions inhabitants)
Asia
Companies
Tianjin Soda (China)	September	New	27 years	492 million	Construction and operation of water treatment plant.
PTTPE (Thailand)	May	New	15 years	75 million	Construction and operation of water treatment plant.
Qingdao Soda (China)	June	New	25 years	33 million	Operation of a demineralization plant.
North America
Public Authorities
Tampa Bay (Florida)	April	New	16 years (13 years of operating)	108 million	Construction and operation concerning the extension of the surface water treatment plant of Tampa bay.
Milwaukee (Wisconsin)	December	New	10 years	272 million

Management of the regional liquid waste management network of the Milwaukee region, and management of the production of Milorganite, fertilizer in granules produced by the drying of residual mud from the waste water purification plant.

Africa
Public Authorities
Mauritania	May	New	33 months	203 million	Construction of a drinking water supply line for the city of Nouakchott.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Middle East
Public Authorities
Jubail (Saudi Arabia)	June	New	34 months	647 million	Construction and operation of a seawater desalination plant, able to process 800,000 cubic meters of water per day for the city of Jubail and the Eastern province of Saudi Arabia.
Fujairah (UAE)	August	New	32 months	547 million	Construction of a seawater desalination plant.
Fujairah (UAE)	December	New	12 years	71 million	Operation and maintenance of seawater treatment plant through reverse osmosis in Qidfa.

Principal Acquisitions and Divestitures in 2007

In the United Kingdom on November 28, 2007, Veolia Eau acquired a portion of the unregulated activities of Thames Water, in particular for the provision of services and asset management in the water and sewage sectors, some of which are financed by the “Private Finance Initiative” (PFI).

Also of note was the integration of the biological treatment activities of the Swedish company AnoxKaldnes which were acquired in the second half of 2007.

Moreover, in late 2007, Veolia Eau acquired the U.S. assets of one of the divisions of the Tetra Technologies Group which is responsible for the treatment of waste in the petroleum sector.

Veolia Eau created, acquired or integrated 96 companies during 2007, and liquidated or sold 48 companies. As of December 31, 2007, Veolia Eau’s group (excluding Proactiva) included 684 companies, compared to 636 in 2006. The principal changes included the purchase or creation of new companies with contracts that were effective as of the beginning of 2007.

6.1.4.2

Environmental Services

In 2007, Veolia Environnement, through its waste management subsidiary Veolia Propreté, became the largest environmental services operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Veolia Propreté is the only company that handles waste in all its forms and at all stages of activity. Veolia Propreté manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authorities and industrial clients.

In 2007, Veolia Propreté once again reinforced its position by acquiring Sulo in Germany and TMT in Italy (now known as VSA Tecnitalia).

In 2007, Veolia Propreté employed 100,032 people around the world8 in approximately 35 countries.

Veolia Propreté has partnered with more than 750,000 industrial and commercial services clients9 and serves nearly 60 million inhabitants on behalf of public authorities.

During 2007, Veolia Propreté estimates that it has collected nearly 40.6 million tons of waste and treated nearly 66 million tons of waste (of which 61.8 million tons were non-hazardous household and industrial waste and 3.9 million tons were hazardous waste). As of December 31, 2007, Veolia Propreté managed approximately 796 waste treatment units.

The term of Veolia Propreté’s waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually range from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Veolia Propreté) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income of the Environmental Services division, after elimination of all intra-company transactions.

Environmental Services*

(in millions of euro)	2007	2006	Change 2007/2006
Revenue**	9,214.3	7,462.9	23.5%
Operating income	803.5	648.3	23.9%
* Includes Veolia Environnement’s share in the results of the waste management activities of Proactiva, Veolia Environnement’s joint venture with FCC. ** Revenue from ordinary activities under IFRS.

Overview of Environmental Services

Veolia Propreté furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

Downstream, Veolia Propreté conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste into a resource. Veolia Propreté:

• sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

• transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

8 As of December 31, 2007, including Proactiva’s 6,850 employees who are active in waste management activities.

9 The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated, but do take into account Sulo for the second half-year of 2007 and Tecnitalia for the 4th quarter of 2007.

• returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

• produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Veolia Propreté: waste management services and logistics for local authorities and industrial companies, sorting and recycling of materials and waste recovery and treatment through composting, incineration and landfilling.

Environmental Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Veolia Propreté provides urban cleaning services in many cities throughout the world, including London, Paris, Alexandria, , Rabat, and Singapore. Veolia Propreté’s services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Veolia Propreté provides cleaning services at its industrial and commercial clients’ sites, including cleaning of offices and maintenance of production lines. In the commercial services sector, Veolia Propreté provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services are extended to food-processing plants, and heavy industry and high-tech sites, where Veolia Propreté offers specialized cleaning services (high pressure or extreme high pressure cleaning). Veolia Propreté also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular. Finally, Veolia Propreté has developed emergency services to treat site contamination in the event of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Veolia Propreté provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers.

Veolia Propreté has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services. Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Veolia Propreté’s subsidiaries specialized in the management of hazardous waste.

Soil Decontamination

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Veolia Propreté has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2007, Veolia Propreté collected approximately 40.6 million tons of waste from individuals, local authorities and commercial and industrial sites. More than 60 million people around the world benefited from Veolia Propreté’s waste collection services.

Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses, and also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms) and diffused dangerous waste. In 2007, Veolia Propreté collected approximately 1.9 million tons of hazardous waste.

Veolia Propreté offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Grouping of Waste

Waste of the same type is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

Sorting and Recycling of Materials

Veolia Propreté treats waste with a view towards reintroducing such waste into the industrial production cycle. Veolia Propreté’s recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that clients either separate into different containers or mix with other recyclable materials.

Veolia Propreté received approximately 9 million tons of solid waste at its 307 sorting and recycling units in 2007, of which 6.1 million tons were recovered, including 2.8 million tons of paper. Veolia Propreté also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Veolia Propreté works in partnership with upstream industrial clients and with Veolia Environnement’s CREED research center in order to develop new recycling activities. Veolia Propreté sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2007, Veolia Propreté treated nearly 66 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. In 2007, Veolia Propreté recovered almost 2.3 million tons of waste at its 114 composting units. 235,000 tons of urban and industrial sludge were reintegrated by Veolia Propreté into the agricultural cycle through manure spreading with a related tracking service offering.

Waste-to-Energy and Incineration

Veolia Propreté treats approximately 11.4 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 78 waste-to-energy recovery and incineration plants. Energy is generated from the heat created by incinerating waste at these plants. Veolia Propreté uses this energy to supply district thermal networks or for sales to electricity providers.

Landfilling and Energy Recovery from Waste

In 2007, Veolia Propreté treated approximately 38.4 million tons of non-hazardous waste in 150 landfills. Veolia Propreté has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants. Veolia Propreté currently has 160 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 76 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2007, Veolia Propreté treated 3.9 million tons of hazardous waste, of which 1.08 million tons were incinerated in 22 incineration units for specialized industrial waste, 759,000 tons were landfilled in 14 class 1 landfills and 1.71 million tons were treated in 61 units by physico-chemical or stabilization methods. The remaining 480,000 tons were treated in 35 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and VES Technical Solutions (in the United States) Veolia Propreté has a worldwide network of experts enabling it to become one of the current world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2007

In 2007, Veolia Propreté’s revenues increased by 23.5% compared to 2006. Excluding the effect of exchange rate and acquisitions and divestitures, internal growth was 7.5%.

Growth in France reached 7.1% (of which 6.6% was organic) due to a strong increase in the price of recycled materials (paper, metal), the growth in quantity of solid waste collected and sorted-recycled (paper, metal), the D3E business (electrical and electronic equipment waste) and land decontamination, the increase in buried tonnage and the efficiency of the incineration facilities.

In the United Kingdom, organic growth reached 7.9%, as a result of the integrated contracts of East Sussex and Nottinghamshire and the industrial services (in particular in the petroleum sector). In the rest of Europe, organic growth (8.4%) was particularly strong in Norway and Denmark.

In North America, organic growth reached 7.7% as a result of increased fees relating to solid wastes, the Marine Services businesses, the new Pinellas contract and the treatment of military waste at Port Arthur.

South America benefited from short-term contracts in the chemical and petroleum sectors that allowed it to grow by 40%.

A limited number of significant contracts were lost in 2007: Chennai in India (cleaning), Canca in France (collection in Nice), and Solihull Borough in the United Kingdom (collection).

Significant developments in 2007 included the following:

In France, Veolia Propreté reinforced its recycling activities through the acquisition of the Bartin Recycling Group, number 3 in France in the business of recycling and reuse of scrap-metal and metals (see chapter 12, §12.2 below). The development of D3E activities continued. A new treatment unit for hydrocarbons and mineral liquid waste, Hydropale, was opened in Dunkerque. A ship dismantling unit was created in Bordeaux. Finally, the Polynesian businesses were sold.

In the United Kingdom, Veolia Propreté, while managing the acquisition and integration of Cleanaway UK, signed a new 27-year PFI (“Private Finance Initiative”) contract for the integrated management of household waste in the County of Shropshire, representing estimated total cumulative revenue of more than €1 billion.

In Europe, Veolia Propreté continued to reinforce its commercial position within the incineration and related energy authorization sectors through the acquisition of TMT in Italy. In Germany, the acquisition of SULO enabled Veolia Propreté to reinforce its role in the recycling sector in Europe and the reuse of recycled material, especially paper.

In North America, Veolia Propreté reinforced its position within the industrial services sector, winning several contracts for the maintenance and industrial cleaning of oilrigs in the Gulf of Mexico following the expansion of a fleet of specialized boats for this marine branch. In early 2007, Veolia Propreté won a 17-year contract for the operation of the energy recycling unit in the Pinellas County (Florida), one of the largest incineration units in the United States.

In Asia, Veolia Propreté signed a 29-year concession agreement for the construction and operation of a new household waste storage facility for the city of Jiujiang in China. A 28-year concession agreement for the operation of a medical waste incineration unit was also executed with the city of Foshan. Finally, the repurchased Cleanaway businesses were integrated.

Principal Contracts in 2007

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies.10

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public Authorities
SIOM (Chevreuse)	June	New	5 years	25 million	Operation and maintenance of the household waste incineration plant of Villejust.

10 Revenues expected under foreign contracts won during 2007 have been converted into euros at the exchange rate on December 31, 2007 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in previous press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
SMICTOM (Fontainbleau)	June	Renewal	7 years	24 million	Transfer, transport and treatment of household and hospital waste.
Limoges	December	Renewal	10 years	40 million	Operation and maintenance of the household waste incineration plant of Limoges.
Companies
Arcelor-Mittal	June	New	5 years	21 million	Supply energy to the Arcelor-Mittal site, via UIOM Arc-en-Ciel (Nantes).
Europe (outside France)
Public Authorities
Shropshire (United Kingdom)	September	New	27 years	1,030 million	Contract integrating the global treatment of waste.
Bautzen (Germany)	July	Renewal	7 years	17 million	Collection of municipal waste, sorting recycling and composting.
North America
Public Authorities
Pinellas (Florida)	January	New	17 years	356 million	Operation and maintenance of household waste incineration plant.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Asia-Pacific
Public Authorities
Jiujiang (China)	August	New	30 years	92 million	Construction and operation of Jiujiang landfill.
Singapour	November	Renewal	5 years	28 million	Urban cleaning

Acquisitions and Divestitures in 2007

On July 2, 2007, Veolia Propreté finalized the acquisition of Sulo for an enterprise value of €1,450 million, which significantly reinforced its position in the waste management sector in Germany and in Eastern Europe. Sulo was the second largest operator of waste management in Germany; it is a leading specialist in paper and plastic recycling and has a high level of expertise in the areas of sorting and organic reuse. Sulo is also a leader in Eastern Europe and in the Baltic states. Sulo’s Environmental Technologies division was sold to Plastic Omnium in July 2007 for an enterprise value of €142 million.

In addition, on October 3, 2007, Veolia Propreté finalized the acquisition of 75% of the share capital of TMT, which has since been renamed VES Tecnitalia, the former subsidiary of Termomeccanica Ecologia in Italy. Tecnitalia is the leading private operator for the thermal waste treatment on the Italian market. It operates ten treatment installations, of which four are thermal treatment installations, and has numerous contracts, as well as several factories that are currently under construction.

Other less significant acquisitions occurred in 2007. They are expected to increase Veolia Propreté’s treatment and recycling capacities in Europe, Northern America and in Asia.

Taking into account all formations, acquisitions and integrations of companies (a total of 202) and liquidations, sales, and mergers (a total of 74), the scope of consolidation of Veolia Propreté (excluding Proactiva) included 753 companies at December 31, 2007, compared to 625 in 2006.

6.1.4.3

Energy Services

Veolia Environnement conducts its energy service activities through Dalkia, the leading European provider of energy services to companies and municipalities. Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It attempts to leverage the opportunities for the development of energy and greenhouse gas markets. Dalkia seeks to partner with its clients, helping them optimize their energy purchases and improve the efficiency of their installations (both in terms of cost and atmospheric emissions).

In 2007, Dalkia employed approximately 54,375 employees around the world. Dalkia is present in almost 40 countries, primarily in Europe.

The following table shows the consolidated revenue and operating income of the Energy Services division, after elimination of all inter-company transactions.

Energy Services

(in millions of euro)	2007	2006	Change 2007/2006
Revenue*	6,896.4	6,118.4	12.7%
Operating income	398.7	377.7	5.6%
* Revenue from ordinary activities under IFRS.

Overview of Energy Services

Dalkia’s business is currently facing three major challenges:

• global warming and the need to reduce carbon dioxide emissions;

• the increase in the prices of fossil fuels and their eventual scarcity;

• growing urban development and the related industrial development.

Dalkia’s activity focuses on optimal energy management. Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads. The health sector is particularly important to Dalkia: in 2007, it won landmark contracts such as Santa Casa de Misericordia in Brasil.

Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Dalkia’s management contracts for the operation of urban heating or cooling systems are typically long-term, lasting up to 30 years, while its contracts for the operation of thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

When possible, Dalkia offers solutions to its clients utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. A combination of energy sources may also be selected in order to take advantage of the complimentary nature of each source. For instance, in 2007 Dalkia acquired PannonPower, the leading biomass plant in Hungary.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks. Dalkia currently manages 700 urban and district heating and cooling networks worldwide, particularly in the United States, France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. Dalkia does not necessarily own the networks it operates and in some cases, public authorities own the networks and delegate the responsibility of managing, maintaining and repairing them to Dalkia. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide range of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and commercial services clients with integrated energy services including plant design, construction and improvement, energy supply, and plant management and maintenance. Dalkia provides clients with a large range of technical services and manages more than 100,000 energy plants throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in Europe. It has developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, and the maintenance and servicing of equipment.

Integrated Facilities Management

Facilities management contracts integrate into one global service a range of services, from thermal, electrical and mechanical equipment maintenance to logistics. Accordingly, the client’s various needs are provided for by one company. Dalkia provides facilities management services for its industrial or commercial clients (such as business premises, corporate offices or health establishment sites…).

Street Lighting Services

Citélum, a subsidiary of Dalkia, has earned a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures. Citélum operates and maintains lighting in a number of cities in France and abroad, and provides artistic lighting services at important architectural works and sites. 2007 saw the opening of an establishment of Chile where Citélum won an operation-maintenance contract for public lighting of the city of Santiago de Chile. Citelum was also awarded a contract by the city of Syracuse in Sicily and also signed a Public Private Partnership (PPP) contract with the city of Agde.

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including the maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2007

In 2007, the Energy Services Division increased its revenues by 12.7% compared to 2006. These results were the result of commercial growth and significant international expansion (notably in central Europe and in the Asia Pacific region), despite an extremely mild early 2007.

In France, Dalkia renewed 80% of its contracts that were due to expire during the fiscal year. Contracts that were lost included the paper mills of the Gorge region due to the closure of the site, the heating network of a section of Bourges, the Palais des Congrès in Nice, and the ONERA in Chatillon. The unrenewed contracts represented approximately 2% of Dalkia’s revenues.

In addition to the contracts signed in 2007, which appear in the table below, in October 2007 Dalkia began the implementation of a heat and electricity supply contract for the a bio-ethanol production plant in Usti Nad Laben, in the Czech Republic. This contract, signed in April 2006, represents estimated revenue of €67.7 million over a period of 10 years.

Principal Contracts in 2007

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies.11

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France
Public/Local Authorities
Lille	December	Renewal	8 years	5 million	Management of 282 communal buildings in Lille: schools, cultural, social and administrative centers.
Vandoeuvre	March	Renewal	20 years	6.135 million	Management of heating network.
Vémars	July	New	24 years	3.8 million	Sustainable urban development project: commercial, industrial and living zone. Private biomass and wood-energy electricity and heating network.
Industrial and commercial services
Tour Granite, La Defense	December	New	4 years	4.95 million	Management of the new Société Générale Granite tower (70,000 m², 4,500 working stations, label HQE).
Rest of World (outside France)
Public/Local Authorities
Jiamusi, China	April	New	25 years	1 billion	Management of the leading heating network in China: 250,000 inhabitants, 5.5 million square meters of commercial and municipal buildings.

11 Revenues expected under foreign contracts won during 2007 have been converted into euros at the exchange rate on December 31, 2007 and represent the portion due to Dalkia under such contracts.    Accordingly, these amounts may differ from the amounts announced in previous press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Industrial and commercial services
Setra, Sweden	March	New	15 years	35.8 million	Construction and operation of a biofuel boiler providing hot water to a sawmill.
Bahrain Bay, Bahrain	March	New	25 years	215 million	Design, construction and management of a cooling network for a real estate project in Bahrain Bay.
Santa Casa de Misericordia Hospita, Brazil	May	New	15 years	186 million	Providing multi-technical services, management of utilities, management of the subcontracting of hospital security and catering services.

Acquisitions and Divestitures in 2007

In 2007, Dalkia expanded in central Europe through various acquisitions such as, for example, PannonPower in Hungary, the central unit of which feeds the second largest heating network in the country; Rekotak in Slovakia, which manages thermal plants in a section of Bratislava pursuant to a 29-year contract, or the operator of the urban heating network and heat and electricity production of Varna, the third-largest city in Bulgaria.

In China, through the acquisition of a majority stake in YangGuang, Dalkia took over the construction and operation project relating to the “South West” heating network of the city of Harbin, the capital of the Heilongjiang province in the North East of China, which has 9.5 million inhabitants.

At the end of 2007, the Energy Services division expanded to the United States through its acquisition of Thermal North America Inc., the leading portfolio of heating and cooling networks in the United States.

In total, over the course of 2007, Dalkia created or purchased 71 companies, and sold, liquidated or merged 19 companies. As a result, at December 31, 2007, Dalkia held 469 consolidated companies, including 242 foreign companies.

6.1.4.4

Transportation

Veolia Environnement, through its transportation division, Veolia Transport, is the leading private operator of public ground transportation in Europe. Veolia Transport operates road and rail passenger transportation networks under contracts with national, regional and local transit authorities. Veolia Transport has been managing and operating urban, regional and interregional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the worldwide transportation market currently stands at €460 billion, of which only 15%, or approximately €70 billion, is currently open to competition. The development potential therefore stands at around €390 billion. The opening of transportation markets over the past several years has been particularly significant in Europe, but has occurred on other continents as well. Thus, by 2016, the estimated revenue represented by the worldwide public transportation market is expected to total €760 billion, €100 to 200 billion of which are likely to be open to competition.

Moreover, the worldwide population trend of movement towards urban areas increases the need for mass transportation services, thus strengthening the market potential in areas that Veolia Transport seeks to service.

At the end of 2007, Veolia Transport had approximately 81,532 employees around the world. It has a presence in more than 30 countries, and conducts its activity mainly in Europe, North America and Australia. While continuing to strengthen its position in France, Veolia Transport has a strong presence outside of France as well, where it earns approximately 60.6% of its revenues. In 2007, Veolia Transport pursued its growth in North America and Europe.

Veolia Transport estimates that it provided transportation in 2007 to more than 2.7 billion travelers, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income of the Transportation division, after elimination of all inter-company transactions.

Transportation

(in millions of euro)	2007	2006	Change 2007/2006
Revenue*	5,590.1	4,951.5	12.9%
Operating income	130.3	13.6	858.1%
* Revenue from ordinary activities under IFRS.

Overview of Transportation

Veolia Transport primarily operates road and rail passenger transportation networks under contracts won through public bidding processes initiated by various public authorities. The public authorities with which Veolia Transport contracts generally own the heavy infrastructure used by Veolia Transport, and typically establish schedules, routes and fare structures for the networks that Veolia Transport operates and manages.

Veolia Transport primarily conducts its business through outsourced management of transportation activities under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. Each contract between a public authority and Veolia Transport governs the relationships between the two parties, including payment to Veolia Transport and the risks to be borne by each party, and typically lasts for a fixed period. Because the fares Veolia Transport charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France).

Veolia Transport’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions,” which on average last approximately 30 years.

Veolia Transport’s activities can be broken down into four principal categories:

• urban mass transportation (urban transport, urban beltway and other supplementary transportation services);

• intercity and regional transportation;

• industrial markets;

• transportation management (passenger information services, clearinghouses, central telephone operator).

Urban Mass Transportation

Veolia Transport operates a number of bus networks, suburban trains, tramways and metros, and provides customized transportation services as well. Veolia Transport is either partially or entirely responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), undertaking marketing efforts and managing client service.

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority within a given region. Veolia Transport also offers services within networks managed by several different operators in urban areas, including, particularly, the Paris suburbs, Stockholm, Sydney and Düsseldorf.

Veolia Transport operates ferry services in tandem with its bus services in various urban areas. It does so in Toulon (France) and Göteborg (Sweden), for example.

• Urban and Suburban Transportation

In France, Veolia Transport operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy, Nice and Bordeaux. Veolia Transport is also the operator of bus networks, notably in Nice, Toulon (where tramway infrastructure is currently being installed as well) and approximately 40 other French cities.

Veolia Transport has a strong presence in the Ile-de-France region, where it operates numerous bus lines in the intermediate suburbs of Paris and greater metropolitan area. It is the main private operator in the region, operating the bus networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Veolia Transport operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping and Stockholm (Sweden). Veolia Transport also operates the Stockholm metro, as well as bus lines in Scandinavia, the Netherlands, Switzerland, Czech Republic and numerous cities in Poland.

In southern Europe, until the sale by FCC-Connex of its Spanish bus subsidiary CTSA in November 2007, FCC-Connex Corporación SL, which is jointly owned by Veolia Transport and FCC, combined the passenger transport activities of two companies in Spain. FCC-Connex managed the urban and suburban transport services in several cities, including in particular the Barcelona tramway and the urban transport network of Jérez. Veolia Transport operated the urban network of the city of Pamplona. Following the sale, Veolia Transport intends to redevelop its activities in Spain through its wholly owned subsidiary Veolia Transport España SL.

In the United States, Veolia Transport provides bus transportation services principally in California, Arizona, Nevada (Las Vegas), Colorado, Texas, Maryland and Virginia. Veolia Transport and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) manage suburban trains in the Boston area. Veolia Transport also manages suburban trains in Los Angeles (Metrolink).

In Canada, Veolia Transport provides transportation services in the southern suburbs of Montreal, as well as bus services in York (Ontario).

In Australia, Veolia Transport operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney. It also operates bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates trains in the urban region of Auckland.

In the rest of the world, Veolia Transport operates, through partnership with other operators, a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogotá (Colombia), a network of bus lines in Santiago of Chile and three urban bus networks and inter-urban bus lines in Israel. In Jerusalem, Veolia Transport is also part of the consortium that has been awarded the concession for the operation of a future tramway.

• Other Transport Services (transportation on demand, para-transport, taxis…)

Veolia Transport offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States). Veolia Transport also manages all of the on-demand transportation services in the North Brabant region and of Limburg in the Netherlands.

Veolia Transport manages taxi services in the Netherlands and the United States, in particular in Baltimore, Denver, and Kansas City. It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (“para-transit”), in particular California, Arizona, Nevada, Texas, Maryland and South Carolina. In addition, in 2007, Veolia Transport obtained the means to add the “bicycle business” to its range of services.

Intercity and Regional Transportation

Veolia Transport provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transport is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and client service.

In France, Veolia Transport has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country. Veolia Transport also operates a number of regional rail networks, covering approximately 300 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Veolia Transport has a strong presence in Germany, with more than 3,000 kilometers of regional railway lines in Denmark, the United Kingdom, Norway, Sweden, Finland, Slovenia, Slovakia, Belgium, Spain, the Czech Republic, the Netherlands and, since late 2006, Serbia and Croatia.

Through its subsidiary, Eurolines, Veolia Transport provides transport by motor coach on regular international routes serving over 1,500 cities throughout Europe.

In the United States, in the regional rail network sector, Veolia Transport operates Sprinter, in South Los Angeles, and Tri-Rail, a network in the suburbs of Miami.

Veolia Transport is continuing to develop ferry transport service in areas such as Finnmark and Norrland (Norway) and Zeeland province (Netherlands), as well as through its 28% shareholding in the Société Nationale Maritime Corse Méditerranée12 (SNCM), which manages passenger and freight maritime transportation services between Marseille, Nice, Corsica and North Africa. Veolia Transport is a shareholder of SNCM alongside Butler Capital Partners (38%) and the French State (25%).

Industrial Markets

Besides the personnel transport services provided by subsidiaries in France, such as for example the Eurocopter site in Marignane, and in the rest of Europe, Veolia Transport’s industrial activities are focused on two areas that represent nearly 4% of its revenues: rail transport (freight transport and management of industrial rail junctions and related logistics) and airport services.

• Rail Transport

This sector is operated in Europe through Veolia Cargo, with the support of national subsidiaries in France, Belgium, Germany and the Netherlands.

In the freight transport area, Veolia Transport operates a number of regional, national, and international freight trains in France, the Netherlands and Germany.

In 2007, Veolia Cargo reinforced its position in Germany, developed its client portfolio in the French national market, and consolidated its development strategy in France and Germany. Veolia Cargo also launched several container transport lines, thus solidifying its partnership with the ship owner CMA-CGM. Another highlight of the year was the creation of subsidiaries in Belgium and in Italy.

Moreover, in the area of industrial rail junctions and related logistics, Veolia Cargo, through its subsidiaries in France and Germany, manages junctions for large industrial clients (in particular in the steel and refining industries) with factories that are linked to a national rail network.

• Airport Services

This activity covers a range of services for airline clients (freight transport at Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is carried out by VE Airport, the share capital of which is 60% held by Veolia Transport.

Veolia Transport also manages passengers transport services inside airports.

• Management of Airport Infrastructure

With regard to airport infrastructure management, Veolia Transport has been operating, maintaining and managing the public areas of the Nîmes-Garons airport (land, construction, building maintenance, airline receipts infrastructures for passenger or freight passengers), since January 1, 2007. This project represents a new air transportation infrastructure management business for the Group, which provides total management of a site accommodating 250,000 travelers per year.

12 SNCM is fully consolidated in the consolidated financial statements of Veolia Environnement (see Chapter 20.1, note 45 of the consolidated financial statements).  This consolidation method was analyzed using the IAS27 norm and is a result of the SNCM’s rules of governance.  In particular, Veolia Transport appoints all of the members of SNCM’s management board, has broad operational and financial management authority and exercises control over the SNCM as defined under the IFRS accounting norms.

Transportation Management

Growth in Veolia Transport’s business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks.

To increase passenger usage of its networks, Veolia Transport’s efforts focus on matching service offerings with demand for such services, and developing local information services for travelers relating to transportation systems. Veolia Transport has developed the “Optio” system, a service that provides complete information to anyone who wants to use public transport within a region (regardless of the operator). The service involves the use of a call center, an internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The “Optio” system currently operates in the French departments of Oise and Isére. In addition, Veolia Transport has developed “Connector Plus”, a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones. Veolia Transport has installed the “Connector Plus” system in Stockholm as well.

In addition, Veolia Transport has recently created several internet sites that allow users to prepare their itineraries using local transportation systems within France and Australia.

Transportation Activity in 2007

In 2007, revenues in the Transportation division increased by 12.9% compared to 2006, due to an increase in revenues from urban and inter-urban passenger transport abroad resulting from the latest developments in Europe.

On a commercial level, despite the non-renewal of a contract for the operation of the train line linking Göteborg to Stockholm and the North of the country (Norrland train) and a contract relating to the operation of a portion of the Stockholm bus network – these contracts together representing less than 1.5% of Veolia Transport’s revenue – 2007 saw the renewal or the initial conclusion of a large number of medium-sized contracts, particularly in Europe. For instance, 17 contracts for the operation of regional bus lines in Belgium were renewed, worth a combined estimated revenue of around €33 million. The revenue represented by non-renewed contracts in 2007 is not significant in comparison with total revenues in the transportation division.

The highlights of the past year included:

• In April 2007 in the Rhône department of France, Veolia Transport won the operating contract for Leslys, the leading express railway link between the city and its airport, in a consortium that included Vinci, la Caisse des Dépôts, Vossloh and Cegelec. In maritime transportation, the operating contract for the transportation to the Morbihan Islands known as « îles du grand large », represents average annual traffic of approximately 1,600,000 passengers.

• In the United States, railway activities grew significantly in 2007. Besides the renewal of the Boston contract in December 2007, which is the contract for the operation of the largest suburban train in the American market, two new railway contracts were concluded: the Tri-Rail contract in the south of Florida (suburban train) began on July 1, 2007 for a term of 7 years and estimated total cumulative revenue of €43.2 million; in Austin (Texas), a contract for freight transport (this activity being sub-contracted to another operator) and urban and suburban passenger transport with a five-year term was concluded in August 2007 for estimated total cumulative revenue of approximately €73.5 million. The renewal of contracts with Boston and Las Vegas in January 2008 (see chapter 12, §12.2 below) constituted a major success, and strengthens the position of Veolia Transport in North America.

• In India, a consoritum in which Veolia Transport holds a 5% interest, was awarded the 35-year concession contract (five years of which are dedicated to construction) relating to the construction, operation, and transfer of the first subway line in Mumbai (Bombay). The operation and maintenance contract of this subway line, which is currently being negotiated between the company granting the concession and a company whose majority shareholder is Veolia Transport, should be concluded during the first half-year of 2008.

Principal contracts in 2007

The following table shows the principal contracts signed or renewed in 2007 with either public authorities or industrial or commercial companies.13

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
France Public Authorities
Lyon	April	New	30 years	360 million	Operation of tramway network linking Saint-Exupéry airport to Lyon.
Morbihan Islands	November	New	7 years	154 million	Operation of service to the Morbihan Islands.
Marseille – Corsica	June	New	6.5 years	1.2 billion	Operation by the SNCM of passenger and freight maritime transport between the continent and Corsica.
Europe (outside France) Public Authorities
Norway	June	Renewal	8 years	1.3 billion	Operation of the public transport network in Finnmark.
Norway	April	Renewal	5.5 years	231 million	Operation of the public bus transport network in the Rogaland Province.
Holland	January	Renewal	7 years	371 million	Operation of the public transport network in Brabant.
North America Public Authorities
Boston	December	Renewal	3 years	450 million	Operation of a public transportation network railway.

13 Revenues expected under foreign contracts won during 2007 have been converted into euros at the exchange rate on December 31, 2007 and represent the portion due to Veolia Tranport under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Rest of the World Public Authorities
Melbourne	November	Renewal	1 year	368.5 million	Operation and maintenance of trains for Melbourne suburbs
Auckland	September	Renewal	2 years	52 million	Operation and maintenance of trains for Auckland region.
Seoul	June	New	10 years	400 million	Operation of the metro line 9 which will open in 2009.

Acquisitions and Divestitures in 2007

In 2007, Veolia Transport pursued its expansion in the Pacific zone with the acquisition, in February, of Transit First, which operates more than 80 buses in the region of Sydney. As a result of this acquisition, Veolia Transport has more than 420 employees and a fleet of 250 buses in Sydney, which transports approximately 11 million passengers per year. Veolia Transport also acquired Brookers, thus strengthening its development in the charter sector in Brisbane. Finally, in November 2007, Veolia Transport acquired the Australian bus operator South West Coach Lines, which is the leading operator in the south-west portion of the country. As a result of these three acquisitions, Veolia Transport has approximately 4,000 employees in Australia as well as a fleet of more than 1,000 vehicles that transport more than 200 million passengers per year.

In October 2007, Veolia Transport acquired the public transportation company People Travel Group, which operates mainly in Sweden but also in Russia, providing airport services as well as charter and tourism services. This company, which has approximately 900 employees and 165 buses, generates annual revenue of approximately €63 million. Veolia Transport also acquired Värmlandsbuss, which operates in the county of Värmland in Sweden.

On August 31, 2007, Veolia Transport sold its entire shareholding in Veolia Transport Danmark A/S. This company and its five subsidiaries, whose activities include public bus transport, has approximately 1,600 employees and operates more than 640 buses.

On December 31, 2007, Veolia Transport included 528 consolidated companies, approximately 520 as of December 31, 2006. During the past year, 55 companies were integrated, 38 were merged, and 18 were liquidated or sold.

6.1.4.5

Development of synergies: Multiservice contracts to benefit industrial and commercial services clients

Outsourcing and Multiservices Market

Veolia Environnement believes that its position in the market for industrial and commercial services clients has allowed it to take advantage of the synergies that exist among its four divisions. Growth in this market, which is estimated to exceed 10% per year, was initially due to the expansion of outsourcing as industrial companies attempted to outsource certain ancillary activities to third party service providers.

This outsourcing trend applies to all of Veolia Environnement’s businesses, including energy services, water services, waste management services, on-site management of rail junctions and rail freight transport.

Veolia Environnement offers a “multiservice” alternative to its clients, which involves the provision of services by several of its divisions under a single contract.

This option improves Veolia Environnement’s response to the expectations of certain clients who wish to outsource a range of services to a single service provider. This relationship also allows for greater technical synergies, economies of scale and mutual commercial benefits.

Veolia Environnement’s multiservice contract, signed in 2003 with PSA Peugeot Citroën, is a good example of these synergies. The subsidiary that was created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, which involves more than twenty different activities. By delegating such a broad range of activities to Veolia Environnement, PSA Peugeot Citroën is able to ensure that its sites comply with regulations while achieving significant cost savings. These savings are mainly the result of an overhaul of the previous organization and work plan, the implementation of skills training programs, the taking over of management activities that were previously subcontracted, and the implementation of a new energy policy. In 2005, the economic and operational success of this partnership led the PSA group to seek the same scope of services from Veolia Environnement at its new facility in Travna (Slovakia).

Veolia Environnement’s Organization for the Provision of Multiservices

In order to develop this multiservices activity, Veolia Environnement has established a specific coordination organization, Veolia Environnement Industries (“VEI”). While VEI plays a supervisory role, each of Veolia Environnement’s divisions remains responsible for the ultimate performance of services falling within its area expertise.

VEI manages Veolia Environnement’s bids for multiservice contracts, and a project manager from VEI is appointed for each multiservices contract. Commercial projects and bids are prepared in collaboration with Veolia Environnement’s divisions, and are then reviewed by a commitments committee before being submitted to clients.

Thereafter, the contract is performed by a dedicated, special purpose entity managed in part by the divisions involved in the project, in particular if Veolia Environnement decides to work with the client’s personnel.

Multiservices Business Activity

The Group’s activities within the multiservices market are organized primarily around 12 major contracts, which together generate revenues of more than €437 million annually and are expected to generate total revenue over the life of such contracts of over €2.5 billion. The average length of these contracts is eight years.

The multiservices market has a strong international dimension, in particular with respect to the construction of new factories (so called “Greenfield” sites). This is notably the case for Arcelor in Brazil and PSA Peugeot Citroën in Trnava (Slovakia).

Under a five-year multi-services contract with Renault signed in December 2006, which started operationally in January 2007, Veolia Environment manages general and environmental services in all of the automobile construction sites in the Paris region (Boulogne-Billancourt, Guyancourt and Rueil-Malmaison). This contract relies on the expertise of its Energy, Environmental Services and Transportation divisions in order to provide a wide range of services at the 1 million m² site at which Renault employs more than 20,000 people. This contract aims to reduce expenditures by 20%. The range of the services to be provided includes the management of electrical, heating and air conditioning equipment, management and disposal of waste, management of open spaces and developed sites, logistics and transportation (management of all employee vehicles and their garages, management of inventories, mail transport, etc.) as well as commercial services (reception area for visitors). This is the most significant contract signed to date by Veolia Environnement with respect to commercial sites. It represents consolidated revenues of €600 million.

Veolia Environnement manages of all the energy production and services for Socata, a subsidiary of the group EADS, at its Tarbes site. This contract incorporates the expertise of several of Veolia’s businesses. Work on this contract began in early 2007. The range of services to be provided includes the production of gas, electricity and water for all of the buildings, as well as for the industrial processes, including Lipofit2, a “clean” fuel. Also included are all services relating to the technical maintenance of the plant and the buildings, environmental services for the site, and services for users including mail, caretaking, and reception. This is a three-year contract that may be extended to five years and represents estimated annual revenues of €3.4 million.

On December 21, 2007, Veolia Environnement and Novartis renewed a multi-services contract relating to the pharmaceutical group’s site in Basel in Switzerland. The initial contract, which was signed in 2000 for a seven-year term was, at the time, the largest environmental services outsourcing agreement to be signed by an industrial company and allowed the integration of more than 300 Novartis employees within Veolia Environnement. Novartis, as well as Ciba and Huntsman, which are located at the same sites, renewed their relationship with Veolia Environnement through the conclusion of a new 7 years contract representing combined annual revenues of €140 million. This contract, which represents cumulative revenue of close to €1 billion, is the largest contract to be signed by the Veolia Environnement Group with an industrial client. The services are to be provided by a subsidiary of Veolia Environnement, Valorec Services AG, at the sites of St Johann, Klybeck in Basel and Schweizerhalle. The scope of services, which is virtually unchanged, includes the management and maintenance of the energy production and distribution utilities, the solvent recycling plant (one of the largest sites in Europe), the incineration of hazardous materials and the global management of everyday waste.

Veolia Environnement continues to perform contracts previously entered into with Arcelor (in Montataire-France and in Brazil), Futuroscope (in Poitiers-France), Visteon (in Germany), Corus Packaging (in the United Kingdom), PSA Peugeot Citroën (in Mulhouse, Sochaux, Vesoul, Belfort and in Trnava in Slovakia), and Schenectady (in Béthune, France).

Multiservices Contracts Signed in 200714

Company	Location	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services Provided
Socata (EADS)	Tarbes (France)	January	New	3 year	10 million	Provision of gas, electricity and water utilities for buildings and processes; use of the clean fuel “Lipofit2”; technical maintenance and building maintenance; user services.
Novartis (CIBA, Huntsman)	Basel (Switzerland)	December	Renewal	7 years	980 million

Management and maintenance of energy production and distribution parts; management of solvent regeneration installations; management of the incineration of dangerous waste; management of everyday waste.

6.2

Market overview

6.2.1

The market for environmental management services

The market for environmental management services has emerged only recently, including water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation. Traditionally, these services were, and often remain, considered to be independent services to be outsourced to individual providers. Moreover, many public authorities and industrial and commercial companies were able to meet many of their own environmental needs without turning to private firms specialized in these areas. This situation has changed drastically in recent years. The need to take action to prevent further damage to the environment has become a global reality. There is a growing need for excellence and efficiency, which has led decision-makers to seek a global approach to the management of activities that have an impact on the environment with a view to developing solutions that allow interaction and optimization between these environmental management services. These measures, now largely shared, have led to an increased demand for integrated environmental management services. This trend has been highlighted by the continued global expansion of industrial and commercial companies, which has generated a need for environmental management service providers who are able to respond to their clients on an international scale.

Veolia Environnement believes that the demand for external and global customized packages of environmental management services is likely to grow around the world for the following reasons:

• In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services, as well as effective management, are needed in order to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services, and replace existing environmental infrastructures. In addition, public demand, which now widely reflects a concern for sustainable development, must respect commitments made at the international level and must set exemplary standards. The qualitative criteria underlying environmental requirements is increasingly a decisive factor in the choice of operators, which is an opportunity for the Company;

14 Revenues expected under foreign contracts won during 2006 have been converted into euros at the exchange rate on December 31, 2006.  Accordingly, these amounts may differ from the amounts announced in earlier press releases.

• Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently.

As a result, public authorities and private businesses are increasingly turning to the private sector to address their environmental needs:

• Public and private entities are increasingly attempting to simplify the administration of their complex operations by entrusting a wide variety of responsibilities to a single partner, thus creating a business opportunity for companies that are capable of offering a broad range of environmental management services in an integrated fashion.

• Large private firms and public authorities increasingly recognize that a “one size fits all” approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has increased.

• Finally, the increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach in order to simplify administration and ensure they receive consistent service at each of their facilities.

Veolia Environnement believes that each of these trends, taken individually, presents significant opportunities for companies with its level of expertise, and, taken as a whole, they allow Veolia Environnement, in particular, to provide high quality, innovative, and depending on customer needs, integrated environmental management services in markets around the world.

6.2.2

Clients

Veolia Environnement provides environmental management services to a wide range of public authorities, industrial and commercial services clients and individuals around the world.

Public Authorities

Demand from public authorities (often small localities that are increasingly pooling resources) has been influenced and strengthened by trends relating to the search for quality, efficiency, innovation and cost reduction (by integrating operating concerns starting at the development stage), and by their commitment to assume their responsibility towards the environment, particularly regarding the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

Veolia Environnement has the know-how to adapt to its clients’ expectations and needs, but it believes that its global contract model, which gives the company the ability to provide services tied to performance obligations, as well as, depending on client requests, the development, construction and even financing of necessary investments, remains as appropriate as ever. It enhances innovation and efficiency through mutual research efforts and the periodic reentry in competition of contracts. This model takes on different legal forms depending on the traditions within the respective countries. Certain countries, including those subject to European Union law, distinguish public markets from concessions (or other forms of Public Private Partnership, or PPP) based on whether the service is provided to a public entity or directly to the end user, and depending on whether the assignment is based on the service being provided or the completed work, or depending on the risk to revenues assumed by the company.

In France, since the middle of the 19th century, public authorities have generally chosen to have public services (water, sanitation, transportation, waste collection, urban heating) managed by companies through contracts that were traditionally considered to be concessions (or leases in the absence of investment completion assignments) and which are now legally qualified as public service delegations, but which remain concessions under the European community’s definition. They have frequently preferred, at least in the case of some public services, to continue to manage the construction of installments, as well as their financing, before making them available to the provider or lessee during the term of the contract.

In the last few years, a new trend has emerged whereby public authorities in all countries, including France, have asked companies to manage not only the necessary development and completion of work and installments or public facilities and equipment (as varied as, for example, buildings for administration or education, hospitals, transportation infrastructure, prisons, water treatment facilities or waste treatment plants), but also their financing and long-term maintenance before recovering them at the end of the contract. Two main categories have emerged from these contracts, which, together, are often qualified as PPPs. In the first, which includes contracts similar to those in the market category, the resources intended to cover the cost of work and their financing are similar to a contract price or guaranteed sum from the public authority, and the service is provided to the authority once the works are completed. In the second case, which includes contracts resembling concessions under the European community’s definition, the resources must be sought from a commercial operation of the public services (the public or general-interest service whose operation has been delegated) that are the main purpose of the contract, the completion of the works being only a means to do so. Distinct accounting treatments according to the IFRS standard (reporting or non-reporting of a financial asset corresponding to debt of the public authority) apply in each case. We prefer to distinguish these PPPs based on the nature of the assignments (“Built Operate Transfer” or “BOT”, “BFOT” if the financing is added, or “DBFOT” if development is added).

In France, since the public market code (code des marchés publics) has come to prohibit the entrusting to companies with the construction and operation on the one hand, and all financing assignments for commissioned work on the other hand, it became necessary, in order to encourage the development of this type of global PPP contract (which does not fall under the category of public service delegations (délégation de service public), which is the French term for community concessions), to create a new category of markets qualified as partnership contracts by an order dated June 17, 2004.

This contractual model between a public entity responsible for providing collective services and private companies, whatever their form, is frequently used for the provision of collective services, but is not the only available model. Public authorities may decide that they should not be directly involved in the provision of some of these public services. In these cases, they are usually not the owners of facilities or networks, and do not enter into contracts with preferred private operators; instead, they leave the provision of the public service to the market. However, they do sometimes verify the competence of private operators through the issuance of operating licenses and the regulation of service conditions and prices. This situation rarely arises with respect to water services, but is more common in the fields of energy services, waste management and transportation. Public authorities may also have an ownership interest in the private operator in these instances; Veolia Environnement may seek to acquire a stake in such operators.

Services Sold Directly to Individuals

The Company also offers services directly to individuals through its specialized subsidiaries. These services include assistance and maintenance relating to water (including meter-reading), heating and gas services.

Industrial or Commercial Services Companies

Veolia Environnement offers its industrial and commercial clients a large range of services, which generally aim to achieve the following two main goals in relation to environmental protection:

• provide clients with the necessary services for their industrial processes (steam, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof,

• reduce the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

Veolia Environnement partners with such clients over the long term, and offers innovative solutions tailored to the needs of each industrial site.

Veolia Environnement believes that the further development of its industrial client base will constitute a significant growth area. In particular, multiservice contracts entered into with industrial clients have acquired an increasingly important role and are expected to continue to do so (see §6.1.4.5 supra).

6.2.3

Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges due to changes in regulation, as well as the presence of experienced competitors.

Competition in each of the markets in which Veolia Environnement participates is based primarily on the quality of the products and services provided, and the suppliers’ reliability, client service, financial viability, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for governmental authorities or non-outsourced divisions of industrial or commercial enterprises. In each of the markets in which Veolia Environnement operates, its competitive advantages are its technological and technical expertise, its financial position, its geographical reach, its experience in providing environmental management services, managing privatized and outsourced employees, and its ability to comply with regulatory requirements.

With respect to the provision of environmental services to industry, Suez Environnement provides a range of services including energy, water and waste management. The GDF-Suez merger and the anticipated listing of Suez Environnement do not significantly change the competitive position of Suez Environnement. Certain actors in the industrial sector are also trying to enlarge the scope of their business to include the provision of environmental services. In particular, the subsidiaries of certain energy producers (such as Cofatech, a subsidiary of GDF, RWE) have been active in doing so. Companies specialized in electronic installation, such as Cegelec, have also expanded their environmental services offering. In the area of facilities management, companies such as Johnson Controls seek to provide multi-service offers to their commercial clients. Cleaning companies, such as ISS, are looking to expand their offerings and to provide solutions outside of the cleaning business. Finally, among new competitors, GE announced its intention to develop its business within the water sector. However, the majority of competitors do not offer the same range of technical expertise in environmental services as Veolia Environnement. Therefore, in certain cases, Veolia Environnement’s competitors are forced to set up ad-hoc arrangements to respond to clients’ demands.

Veolia Environnement expects that its competitors in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers. This change has been prompted by the desire of potential clients to outsource a larger portion of their business. This is why companies with worldwide abilities respond to multi-site and multi-national calls for tenders, such as Jones Lang Lasalle in facilities management. Industrial services providers are also moving towards greater consolidation by creating multi-service subsidiaries. This is the case of Voith in Germany.

A new form of competition has developed over the last few years due to the growing role of financial groups such as infrastructure funds (Macquarie Bank…) or private equity funds. Although they are not global or strategic competitors, they are often present in privatization tenders and asset sales and can occasionally compete with the Group for growth opportunities. The development of PPP has also resulted in the appearance of new players from the construction sector who are capable of managing the significant construction and financing challenges imposed by these operations. Service providers such as Veolia Environnement may collaborate with these companies within the framework of groupings formed to respond to calls for tender offers. These include mainly Bouygues, Vinci and Eiffage.

It is important to note that Veolia Environnement’s major competitor is often the client itself. Clients systematically compare the benefits and advantages of outsourcing to maintaining the status quo.

With regards to the provision of environmental services to public authorities, there has been a tendency in France over the last few years towards returning to local government control, which has reduced the number of delegated management contracts available on the market. Nevertheless, this tendency has remained fairly limited. In Germany, the Stadtwerke play a leading role in the environmental services market (in the areas of water, waste management and energy services). In a number of countries in Eastern Europe, markets are slowly opening to competition, albeit partially. Finally, new actors from the public works and building sectors may start to offer services in the market following completion of large and/or extensive investments, which subsequently require the provision of services (e.g., construction of a hospital which then requires ongoing maintenance of technical services). These new actors may provide services within the context of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by the new regulation of June 2004. The emergence of such new actors is a natural outgrowth of a market in which ownership of the infrastructure developed in order to support comprehensive environmental services often reverts back to the client at the term of a contract. For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a competitive presence on the market.

Water

The principal international competitor of Veolia Eau in the water sector in 2007 was Suez Environnement (through its subsidiary Ondeo), which strengthened its position in Spain (by increasing its stake in Agbar and investing in the capital of Aguas de Valencia following the repurchase of the stake previously held by SAUR). RWE, which in 2006 had announced a reorganization process in order to focus on its energy businesses, sold Thames Water Holdings plc in 2007, the most significant water management company in Great Britain, to the consortium Kemble Water Limited, managed by Macquarie. After the announcement in March 2006, the initial public offering of its American subsidiary American Water was postponed.

On the North African, Middle Eastern, Chinese and Indian markets, Veolia Eau competes with Asian companies (Singaporean companies, such as Hyflux and Asia Environment, and Japanese companies, such as Marubeni and Mitsui…) and Spanish companies from the building and public works sectors (Acciona, Aqualie-FCC, ACS), but also with conglomerates, particularly General Electric and Siemens, which have shown their international ambitions in the area of water treatment technology.

At both the national and regional level, Veolia Eau faces a number of local competitors, including public companies and local mixed public-private companies such as Acea and Amga in Italy, Gelsenwasser in Germany (which entered the French market through the purchase of a stake in the share capital of Nantaise des Eaux), Canal Isabel II in Spain, or public enterprises in Brisbane, Australia or semi public entities (régies départementales) in France.

Moreover, investment funds and other pension funds seeking stable revenues (Hastings Funds Management, Macquarie, JPMorgan, Canadian Pension Fund) made significant investments in regulated water assets in Britain (South East Water, Thames Water, Southern Water) and Chile (Ontario Teacher’s Pension Plan with Essbio and Aguas Nuevo).

Environmental Services

Veolia Propreté’s main competitors in the environmental services sector are either regional players, or they cover only one part of the sector in which Veolia Propreté operates.

In Europe, where Veolia Propreté conducts the majority of its waste management activities, and in the PECO zone, its principal competitors are Suez Environnement, acting through its subsidiary SITA, Remondis, FCC and Biffa.

Veolia Propreté may expand further in North America as well, where its principal competitor is Waste Management, along with Allied Waste and Republic Services.

In Latin America, Veolia Propreté’s operations are concentrated in Brazil and Mexico, where it competes primarily with Suez Environnement and a variety of local companies.

In the Asia/Pacific region, Veolia Propreté’s main competitors are Suez Environnement as well as various local companies. The Australian group Brambles (operating under the Cleanaway brand) has withdrawn from the waste management business.

Energy Services

The energy services market combines diverse services and has many different types of market players. Veolia Environnement, through its Energy Services division, therefore faces strong competition composed of sector-specific players. Only two players, Elyo (Suez) and Cofatech (GDF), have a strong international presence and offer a diversified and complete range of services in this market that is comparable to Dalkia’s own presence and services.

Among these sector-specific players, Dalkia is confronted with the active presence of large local competitors such as ENEL, Vattenfall, Fortum, ATEL and EON.

In the commercial services sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, food services, etc.) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on technical maintenance such as electrical installation.

In addition, the company faces growing competition from municipally- or publicly-run companies, principally in Central Europe, Germany, Austria and Italy.

Transportation

In the transportation sector, Veolia Environnement’s principal competitors are large private operators, primarily French, American or British, and public companies (national or local) operating public monopolies.

Its principal private competitors at the international level are the British groups FirstGroup, National Express, Stagecoach, Arriva and Go Ahead, and French groups Kéolis (which has SNCF as an industrial partner and shareholder, though 53% of its share capital is held by Axa Private Equity and la Caisse de Dépot et Placement du Québec, following the transfer by 3i, an investment fund, of its interest in the group) and Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French subway operator, RATP). FirstGroup is the world’s largest group for public and private transportation. Among Veolia Transport’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and, in France, the RATP and SNCF.

In North America, the competitive market has evolved, particularly as a result of the purchase of Laidlaw by FirstGroup. In the area of rail transport, Amtrak’s persistent budget difficulties have further opened the market to delegated private management.

In Asia, companies with international objectives constitute new competitors in the European and Asian markets. These companies include, in particular, ComfortDelgro, the transport network operator in Singapore, 40% of the revenue of which result from international business, especially in China and the United Kingdom, and MTRC, the subway operator in Hong Kong, which participated in several calls for tenders for railways in Asia and Europe.

6.2.4

Contracts

Veolia Environnement’s activity is centered on the provision of services either to the public, usually in connection with a contract with a public entity responsible for the service—for example, in connection with the delegated public service management of a drinking water production and distribution service or management of an urban heating and cooling network—or to the contractual counterparty directly, which may be a public entity or an industrial or tertiary enterprise (such as an outsourcing contract. But more and more often, the assignments involve the development and building, as well as financing, if needed, of facilities and the work necessary for the operation. This tendency is a natural result of increasingly stringent requirements relating to environmental and economic efficiency and the significant awareness that this efficiency requires equipment and work, which from the beginning take operational concerns into account. Budgetary constraints placed upon public finances in a number of countries are also a factor. All of the contracts concluded with public entities are global assignments involving conception, construction, financing and management, which are sometimes called PPP by extension. Contracts can normally be distinguished based on their legal status and according to whether the person receiving the service from the company is a public or private person seeking assistance in its activities, or whether the public is paying directly for at least part of the costs.

The services Veolia Environnement provides are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources. They may also require management of works or infrastructure that are technically complex—for example a wastewater treatment network and purification plant or an industrial co-generation facility. These works or infrastructure projects may either be provided by the client, or financed and built by Veolia Environnement itself.

Veolia Environnement’s global management services to public entities provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport, production and distribution of heating and cooling through urban networks and energy services. In many countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is not only in charge of implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

• the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management);

• the public authority can decide to provide the service itself, but to use private operators as subcontractors to manage the service on its behalf, or to provide limited services ;

• the public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the third party, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary. The public authority may also request that the third party finance and build any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies or other public entities.

Based on the different manners in which public authorities choose to manage the provision of public services, Veolia Environnement has developed various types of contracts to respond to their specific requirements. The contracts Veolia Environnement uses generally fall into one of three categories, depending on whether Veolia Environnement is entrusted with total responsibility for provision of a public service and whether Veolia Environnement has a financial and commercial relationship with the end users:

• the public authority chooses to manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works. It pays the operator a set price under a contract;

• the public authority may prefer a more expansive contract involving construction and management of services, which may include the financing of required infrastructure. These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts, or since 2004 in France, as “partnership contracts”, or

• the public authority entrusts a company with the responsibility for the full provision of a public service, with the company assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for the business, on an operational and financial level, but must conduct it in accordance with the terms set by the public authority based on expected performances and prices charged to end users. This is the logic of “delegated management” or “concession” in a global sense (also known as a Public Private Partnership – PPP), which means that the entity assumes the “risks and perils” or “risks and advantages” to the extent its compensation is linked to the operating results.

In certain countries, public authorities may also choose to be involved as little as possible in the provision of public services to inhabitants or to be satisified with the more or less restrictive regulation of the relevant activities. This creates opportunities for Veolia Environnement as well, most often through acquisition of the private operator that is already serving a given area.

The historic traditions of the various countries in which Veolia Environnement operates tend to favor one of the above-mentioned general contract types over the others. In France, for example, where there is a long tradition of granting concessions and delegated public service management contracts are often the preferred choice.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation. All such contracts have, in most cases, the common feature of being long-term agreements.

Veolia Environnement also enters into outsourcing contracts for the management of complex services with its industrial and commercial clients, which are analogous to the contracts entered into with public authorities above.

Despite differences related to the nature of clients, the services contracted for and the nature of the legal systems in which Veolia Environnement operates, the expectations of Veolia Environnement’s clients have tended towards a demand for transparency during the bid process and during contract performance, formation of a real partnership in search of ways to improve productivity and performance, and a desire for clear performance targets and variable compensation depending on achievement.

Veolia Environnement is also very attentive to contractual provisions, in particular when Veolia Environnement must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, Veolia Environnement possesses skills regarding contract analysis and control. The legal departments of Veolia Environnement’s divisions are involved in the preparation of contracts, and verifications are made on the implementation of Veolia Environnement’s main contracts. Each year, Veolia Environnement’s internal audit department includes a review of the contractual and financial stakes of Veolia Environnement’s most significant contracts in its annual program.

6.2.5

Intellectual property – Dependence of the Company

Veolia Environnement owns a significant number of patents and trademarks in France and other countries around the world that are of value to its business. However, Veolia Environnement believes that the diversity of its patents and trademarks does not make any of its activities dependent on any one of these patents or trademarks individually.

Moreover, Veolia Environnement believes that its activities are not materially dependent on any one license that it may have, nor on any one industrial, commercial or financing contract. Veolia Environnement also believes that it is not materially dependent upon any particular contract or client.

Veolia Environnement owns a number of brands, including the “Veolia” brand. Since November 2005, the Group has adopted a new brand strategy aimed at uniting the water, environmental services and transport divisions under the Veolia banner. The four divisions will remain identifiable according to their business descriptions: “Water”, “Environmental Services” or “Transport”; the Veolia Energy division will be known under the name “Dalkia”.

As a result, the companies at the head of the water, environmental services and transport divisions, as well as most of companies in the countries and regions where the Group is based, are progressively modifying their corporate names in order to include “Veolia”.

This strategy, implemented by the Company’s general management, illustrates Veolia Environment’s desire to increase the global consistency between its divisions and the visibility of the Company by reinforcing the identity and global culture of Veolia Environnement based on its service values. Accordingly, the “Veolia” brand will become an international reference for trusted and reliable services in the environmental services sector.

6.2.6

Seasonality

Certain of the Company's businesses are subject to seasonal variations. Dalkia realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be higher between May and September in the northern hemisphere, where Veolia Eau conducts most of its activities. Finally, in transportation, SNCM’s activity is strongest in the summer season. Because of the diverse nature of Veolia Environnement’s operations and its worldwide presence, in general, results are only slightly affected by seasonal variations.

6.2.7

Raw materials

Energy prices have fluctuated widely in the past few years. After a lull at the end of 2006, Brent oil doubled in price per barrel from its lowest level in January 2007 (USD 49) to its price in February 2008 (USD 101), due in part to fears of potential supply problems in light of the geopolitical tensions within the major oil producing countries (Nigeria, Venezuela), as well as OPEC’s reluctance to raise its production quotas to respond to strong global growth in 2007. Although the lag in the American economy is likely to contain any further price volatility, the market expects the price per barrel to remain high.

The impact of the rise in the price of raw energy materials on results in 2007 was limited because contracts typically contain price adjustment and/or indexing provisions designed to compensate Veolia Environnement for increases in the cost of providing its services15. These provisions therefore assist the Company in passing along a portion of any rise in energy or raw material prices to clients (subject to a possible time period during which the Company must wait to assess the impact of a price adjustment) (see §4.1 supra).

In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, that significantly reduces the impact of a rise or fall in fuel prices. In certain contracts, especially those involving the United States, Veolia Environnement is entitled to full compensation in the event of rising fuel prices.

In the waste management division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for clients that have contracts with Veolia Environnement, indexing clauses in their contracts generally allow the Company to pass along a significant portion of its increase in such costs in the prices it charges to clients. For clients not bound by contract, increases in fuel costs are either fully or partially passed along to them through an updating of fees or through negotiation.

In the energy services division, the situation with respect to combustible materials used for its activities is similar to the description above. With respect to gas supplies in particular, the deregulation of the market has not altered Veolia Environnement’s use of indexing clauses in its contracts. Veolia Environnement has developed the skills necessary to manage and optimize its gas supplies within the new market environment.

6.3

Environmental regulation, policies and compliance

6.3.1

Environmental regulation

Veolia Environnement’s businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America. On April 21, 2004, The European Union adopted a directive concerning environmental responsibility that has been transposed, or is in the process of being transposed, by member states. This text establishes the principle of operators’ civil liability for any serious damage to protected species and natural habitats and any damage to the water and soil, excluding persons and property. This potential liability encourages the implementation of preventive measures. In addition, the REACH regulation on chemicals, which has been in force since June 1, 2007, has established a new European methodology for the management of chemicals that is aimed at enhancing the knowledge of the substances that are currently circulating within the European market which implies in particular for the Group as a user of such substances the reinforcement of the cooperation and exchange of information with suppliers.

Water

Water and wastewater services activities are highly sensitive to governmental regulation. In Europe and North America, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

15 Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of an increase in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-adjustment clauses.

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/EC of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/EC of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants. Directive 2006/118/CE of December 12, 2006 concerning the quality of ground water provides for oversight and a limit regarding the amount of chemical substances in water by 2015. In France, regulations concerning water destined for human consumption were revised, resulting in new water quality limits and references. For installations serving more than 10,000 inhabitants, the person responsible for the water distribution must prepare a study concerning the vulnerability of water fixtures to malicious acts. In establishments where water is provided to the public, it is the responsibility of the person in charge of the establishment (and no longer that of the public service provider) to ensure that the water is fit for consumption.

Public authorities also impose strict regulations concerning industrial wastewater likely to penetrate collection systems, as well as wastewater and mud originating in urban used water treatment installations.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations. The law relating water and aquatic environments of December 30, 2006 addresses community demands for high quality water and significantly modifies the French legislation on water, also addressing community objectives concerning water quality until 2015.

In the United States, the primary federal laws affecting the provision of water and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

Environmental Services

In numerous countries, waste treatment facilities are subject to laws and regulations that require Veolia Environnement to obtain permits to operate most of its facilities from governmental authorities. The permitting process requires Veolia Environnement to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfills must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and recovery of the site during, and up to 30 years after, its operation. In addition, landfills must comply with a number of standards, and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending upon the type of waste. For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led). Further, the NFU 44-095 standard, established in 2002 and henceforth applicable in France, strictly regulates the composting of material that results from the treatment of wastewater.

In France, pursuant to the provisions of the Environment Code (Code de l’environnement) (articles L. 511-1 et seq.) relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/EC of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, conformity studies were submitted to the government in June 2003, in order to determine the necessary corrective measures to be implemented by the end of 2005.

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states are required to prohibit the uncontrolled discarding, discharge and treatment of waste pursuant to these directives. Several existing European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste.

With respect to the transportation of waste across national borders, the regulation of June 14, 2006 concerning the transfer of waste entered into force in July 2007. This text defines the terms of the supervision and audit of waste transfers and simplifies and defines the current procedures for the supervision of waste transfers for non-hazardous, recyclable waste.

Furthermore, the European Union has, through directive 2003/87/EC of October 13, 2003, implemented a quota system for the emission of greenhouse gases targeting carbon dioxide in particular. Veolia Environnement’s waste management business is excluded from the first and second phases (2005-2007 and 2008-2012).

The major statutes governing Veolia Environnement’s waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “CERCLA” or “Superfund”), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Veolia Environnement operates also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other hazardous and non-hazardous waste management facilities.

Energy Services

Veolia Environnement’s energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to directives and regulations that seek to control environmental impact and risks. One such directive of October 23, 2001 establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

Since the end of 2007, the IPPC directive of September 24, 1996 regarding the “integrated prevention of pollution” is fully applicable. The directive requires a number of European industrial facilities, including the large combustion facilities, to obtain a license authorizing its operations, to be renewed periodically, and based, as much as possible, upon the techniques having the least amount of environmental impact, i.e. “the best techniques available”.

European regulation 2037/2000/EC of June 29, 2000 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro chlorofluorocarbon that are used in cooling plants.

As a result of the Kyoto Protocol, the European regulation 842/2006/CE of May 17, 2006 imposes rigorous confinement and traceability measures for greenhouse gases, whether HFC refrigerating liquids or SF6 electrical insulators.

With respect to European directive 2003/87/EC of October 13, 2003 on greenhouse gases and carbon dioxide quotas, the energy services’ combustion installations of more than 20 MW have been part of the national plans of EU member states for the allocation of quotas since February 2005.

European directive 97/23/EC of May 29, 1997, aimed at harmonizing member state legislation in the area of pressure equipment, imposes various security requirements for the design and manufacturing of such equipment, and requires that it be inspected for proper use.

With respect to European directive 2003/87/EC of October 13, 2003 on greenhouse gases and carbon dioxide quotas, Dalkia’s combustion installations of more than 20 MW have been part of the national plans of EU member states for the allocation of quotas since February 2005.

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/EC of November 3, 1998, which addresses the quality of water destined for human consumption. 18 states, including France, have taken the position that this directive applies to cold and to hot water and to all types of management systems for production and distribution.

All of the directives and regulations mentioned above have been subsequently implemented in each member state of the European Union. In France, this primarily means compliance with a July 19, 1976 law and its implementing decrees relating to the environmental protection of designated installations. Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations comply strictly with the terms of such permits. For large combustion installations (output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Union directive 2001/80/EC of October 23, 2001.

With regard to pressure equipment, directive 97/23/EC of May 29, 1997 (which applies to material constructed since 2002) has modified the regulatory regimes of member states in relation to procedure and inspection, and has helped to harmonize the operation of all installations that use such equipment. In France, a decree of March 15, 2000, as modified by a more recent decree of March 30, 2005, has transposed this directive into national law.

In relation to managing the risk of legionnella disease, the European Working Group for Legionella Infections (EWGLI) has, with the support and approval of the European Commission, published new European guidelines for the control and prevention of travel associated legionnella disease. In general, texts on the issue are issued in Europe and around the world by public health authorities and associations for the protection of travelers. Very often, these texts are presented in the form of recommendations for prevention, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

In France, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the maintenance of sanitary hot water networks, air climate systems and other installations at risk. In December 2004, there were also newly issued guidelines for the design and operation of cooling facilities using vapor processes (cooling towers).

In Spain, decree (real decreto) 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A Spanish association has issued a guide on the subject (100030IN). In the United Kingdom, an approved code of practice (ACOP L8) issued by the Health and Safety Executive is the authoritative text, which has also inspired similar procedures in Belgium, the Netherlands, Ireland and at EWGLI. In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have issued guidelines as well. Italy and Portugal have partially adopted the ASHRAE guidelines relating to the protection of tourists.

Transportation

Veolia Environnement’s transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require Veolia Environnement to obtain certain permits.

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 4” standards and Veolia Transport’s networks are renewing their fleets with “EURO 4” or “EURO 5” vehicles. In 2006, a “EURO 4” standard took effect with even stricter requirements for the reduction of polluting emissions.

Further, Veolia Transport has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Veolia Transport is subject to the environmental standards applicable to depots, garages and underground cisterns whose activities may present a danger or inconvenience to the environment. For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally to the simple notification regime.

Finally, in France, the law of February 11, 2005, concerning equal rights and opportunities, the involvement and citizenship of handicapped persons provides that all public transport must be accessible to handicapped persons within 10 years.

6.3.2

Environmental policies

Veolia Environnement strives to contribute to the enhancement of quality of life in places where it operates, and has placed the challenges of sustainable development at the heart of its strategy. To this end, Veolia Environnement focuses not only on the preservation of the environment and the protection of natural resources and biodiversity, but also assumes its economic and social responsibilities, particularly at a local level where Veolia Environnement is committed to stimulating progress. Further information concerning Veolia Environnement’s commitment to sustainable development is contained in its Sustainable Development Report.

Veolia Environnements action regarding greenhouse gases

An increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol, finalized in 1997, came into force in February 2005. At the European level, the European Union has decided to implement a quota exchange system for carbon gas emissions, through Directive 2003/87/EC of October 13, 2003. This system has been in place since the beginning of 2005.

The Group is already active in this field at the European Union level and internationally, as well as at the national level (see chapter 20, §20.1, note 42 and §20.2, note 1, §1.24).

• At the European Union level, all large combustion installations with thermal output greater than 20 MW fall under the new quota exchange system. For the Group, this primarily affects its Energy Services division, which manages almost 73,000 such installations in Europe (i.e., more than 2% of total installations). Quotas awarded to Dalkia represent approximately 1% of all European quotas awarded. Dalkia has worked to help keep carbon dioxide emissions within quota limits, and has established an adapted organization and created a dedicated legal structure, VEETRA, whose purpose it is to purchase, sell and recycle different kinds of greenhouse gas quotas. These initiatives have allowed it to be an early participant in the quota exchange market, and through its participation the Group has optimized the profitability of its contracts and in some cases assisted clients in financing new investments that help to reduce greenhouse gas emissions. Some of Veolia Eau’s sites in Germany have also been affected, following its securing of certain municipal contracts (Stadtwerke).

• At the international level (Kyoto Protocol), the Group has begun trying to generate emission credits that would be tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Propreté and Veolia Énergie (Dalkia) have already tested this in practice, through projects in Brazil and Egypt, along with six other South American projects. Dalkia has also enacted a joint project in Lithuania. By using dedicated teams, Dalkia and Veolia Propreté intend to pursue this activity in the future. Regarding transportation services, the first challenge in reducing greenhouse gas emissions is to establish reliable measurement tools. Veolia Transport is actively involved in developing an initial tool that would apply to business transportation, in collaboration with EpE and ADEME.

• At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (as France has done under its Plan Climat) or in the form of “domestic projects” that allow selected projects to benefit from emission credits (as New Zealand, Canada, Australia, and some U.S. states have done). The latter is currently being studied by France as well. The Group’s teams are following all of these developments and attempting to integrate them into their planning.

Direct greenhouse emissions on sites that the Group managed in 2007 reached 42.8 million tons of CO2 (carbon dioxide) equivalents (compared to 36.5 million tons in 2006).

The Group is generally contributing to a reduction in greenhouse gas emissions, both through the daily management of sites that it operates and through the use of renewable and alternative energies (in particular biomass, landfill gas, geothermal energy). It is actively following regulatory developments that will undoubtedly become more restrictive in the future, viewing them as new opportunities to develop its environmental management skills.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of its waste, the effort to optimize energy consumption in connection with its water distribution and treatment activities, the use of alternative energies in its heating operations, the recovery and treatment of biogas emissions at its landfills or the use of low-emission fuels in its fleet of public or private transport vehicles, Veolia Environnement gets involved in the main environmental problems currently affecting our planet by applying its know-how, technological capabilities and research potential to these problems. Veolia Environnement contributes to the enhancement of quality of life and sanitary conditions of local populations in its day-to-day operations. For example, by supplying drinking water to impoverished areas Veolia Environnement helps to reduce infant mortality. In developed countries Veolia Environnement has implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public and environmental sanitation.

Preserving economic and social balances

Veolia Environnement also considers the economic and social factors that underlie the course of development in the countries in which it operates, and it works to develop solutions that are adapted to local constraints and know-how transfers. For example, Veolia Environnement has instituted a program in Shanghai to educate employees about safety at work. In Romania, Alexandria and Gabon, Veolia Environnement has developed programs that have allowed local employees and consumers to better understand the challenges in the provision of water and waste management services. The launch of the company in Alexandria was subsidized by the UN-Habitat agency of the United Agencies (Scroll of Honor 2006). Veolia Environnement gives preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced. In each of its projects, Veolia Environnement seeks to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. It also tries to assist in the development of areas where it provides services.

Moreover, Veolia Environnement continues to participate in an initiative for developing a charter on public-private partnerships (PPP) in order to improve public access to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations. Veolia Environnement testified as to best practices in this area during the Urban World Forum in Vancouver in June 2006. This initiative forms part of the United Nations’ Millennium Development Goals, which were announced in 2000 by the U.N. Secretary General. The initiative aims at defining the role of private operators with respect to local public service management, while emphasizing the principles of transparency and the sharing of technology and know-how, principles to which Veolia Environnement already adheres in connection with its adherence to the U.N. Global Compact. This sharing of know-how occurs in particular through Veolia Environnement’s participation in the cooperation program for sustainable urbanization implemented by the United Nations Institute for Training and Research (UNITAR) and the World Bank (using research centers based in Poland, Malaysia, Brazil and Africa).

Veolia Environnement’s cooperation with UN agencies on multi-year programs as well as its sharing of know-how have led to it being nominated as an associate member of the congress of Asian cities (Citynet).

Since May 2004, Veolia Environnement has pursued a charity program through a corporate foundation called Fondation d’Entreprise Veolia Environnement. This initiative is part of a long-standing tradition of corporate charity work, while enabling improved coordination of actions and a greater involvement of employees in the areas of solidarity, professional reinsertion, and environmental protection. Since its creation, the Fondation Veolia Environnement has supported over 600 projects, each sponsored by one of the Group’s employees.

Among the 183 projects selected in 2007 (76 dedicated to sustainable development in communities, 67 to employment and 40 to environmental protection), some of them illustrate the Foundation’s international development. Several countries have participated, including Slovakia, where the Foundation supports a center for information, health, education and professional related services in Lomnicka, to assist the Roma community. The Foundation subsidized the purchase of a refridgerated truck to distribute food to the homeless in suburban Chicago, in the United States, and has also supported a food bank in Montreal, Canada. In Chili, it helped build and equip a general sports field for young people living in disadvantaged neighborhoods in Santiago. In India, the first Indian sponsor collaborated with a number of NGOs in India to support a program to combat the sexual exploitation of young girls. In Afghanistan, Stérience, a subsidiary of Dalkia specialized in the sterilization of hospital materials, is lending its expertise to the Foundation in order to assist with the creation of a care center for victims of serious burns.

The Prix du Livre sur l’Environnement, created by the Foundation in 2006, was awarded to “Collapse” by Jared Diamond in 2007.

Veolia Environnement has two humanitarian aid and international cooperation departments: Veolia Water Force and Veolia Waterdev.

Veolia Waterforce was created in 1998 to assist the victims of the Mitch cyclone (Nicaragua) and the flood of the Yangtze river in China. Its main purpose is to share expertise through its network of 450 volunteer employees. Since its creation, Veolia Waterforce has carried out nearly 50 projects in emergency and development activities, in partnership with the United Nations, government institutions, local communities, NGOs and private companies. In 2007 Veolia Waterforce helped with the deployment of seven emergency humanitarian operations with French and foreign volunteers, in the Sudan, Oman, Pakistan, Peru, North Korea, Mexico and Bangladesh. Veolia Waterforce was also called upon by its main partners, the Ministry of Foreign Affairs and emergency medical care NGOs, to join forces in order to reinforce the capacity to provide common actions (tests of materials, coordination, development and unified procedures).

Veolia Environnement also participates in development projects through Veolia Waterdev, an international cooperation department whose objective is to share experiences and formulate, together with public entities, civil society representatives and NGOs, solutions that will facilitate access to local public water and sanitation services. Veolia Waterdev can intervene in these circumstances to urge French municipalities to cooperate in a decentralized manner. In 2007, Veolia Waterdev participated in nearly 30 projects for the rehabilitation of water production and distribution systems in 15 countries, either through technical support for decentralized support programs or through the Alliance for Development, an innovative partnership bringing together the Ministry of Foreign Affairs, the French Development Agency, Sanofi and the Institut Pasteur to reinforce access to water, sanitation and health in Niger, Madagascar and Vietnam.

The Veolia Environnement Institute: a scientific approach dedicated to the prospective tools for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, Veolia Environnement created the Veolia Environnement Institute, or VEI, in 2001 to encourage prospective reflection on a number of issues relating to sustainable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

Through its Prospects Committee, which is composed entirely of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of Veolia Environnement’s different activities. This dual capability represents both the originality and the strength of VEI, which intends to be a leading figure in the main environmental debates and issues of the 21st century. In order to achieve this, the Institute is enlarging its network of partners, in particular in North America and Asia, and developing its prospective program. It has collaborated with the JPAL, the MIT (Massachusetts Institute of Technology) lab, on a study on air pollution within a poor State of India. The partnership with TERI (The Energy and Resources Institute) is a study on the concept of ecological footprints and its measure in two towns, one in India and one in China.

At the same time, VEI is developing a high level scientific policy. In 2008, the Surveys and Perspectives Integrating Environment and Society (S.A.P.I.E.N.S), a multidisciplinary review, will publish articles from top specialists in order to set forth the latest advancements within sustainable development. On another note, the FACTS (Field Action Science) Reports review aims to develop and consolidate the knowledge and know-how of field-work (conducted by NGO’s, institutions…) and has therefore facilitated the evolution towards a larger understanding of these actions whilst improving their efficiency.

The main themes to be considered by VEI in 2006, which are defined by the members of the Prospects Committee, will include the economic and social dimensions of environmental change, the relationship between health and the environment, and the consequences of climatic change on ways of life and urban growth.

As of the date hereof, the members of VEI’s Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Hélène Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, member of the Académie des Sciences and professor at the Collège de France; Pierre-Marc Johnson (Canada), attorney, physician, ex-prime minister of Quebec, Canada, and expert on environmental matters; Harvey Fineberg (USA), President of the Institute of Medicine of the United States; and Ms. Mamphela Ramphele (South Africa), physician and anthropologist, previously Chairman of the University of Cape Town and Chairman of the World Bank.

VEI also organizes international conferences in France and abroad. In 2007 the fourth conference was held in Montreal concerning “The climate 2050 – technological and political solutions”. Organized with the help of two North American partners, the Table Center on Global Climate Change (USA) and the National Round Table on the Economy and the Environment (Canada), this event, held in October, brought together almost 400 participants from 12 countries. Under the patronage of Pierre Marc Johnson, Jean Charest, the Prime Minister of Quebec, Thierry Vandal, the Chairman and Chief Executive Officer of Hydro-Québec and Sheila Watt Cloutier, the Inuit representative and Nobel peace prize nominee, were the honored guests of the opening ceremony. The fifth VEI conference, to be held towards the end of 2008 or early 2009, is expected to be in Abu Dhabi, the United Arab Emirates, on the theme of the environment in an urban setting, in collaboration with the Chair of the Middle Eastern and Mediterranean Political Studies Institute and a local partner with expertise on this subject.

6.3.3

Environmental information (article 116 of NRE Law)

As a specialist in environmental management services, Veolia Environnement is naturally concerned about the environmental consequences of each of its activities, both in France and worldwide. In this respect, Veolia Environnement consistently endeavors to comply with applicable regulations, to meet the needs and requests of its clients and to optimize the techniques it implements.

To illustrate its commitment, and in addition to the description of the Company’s activities (see § 6.1 above) and financial statements (see chapitre 9 below), Veolia Environnement highlights below some of the more significant environmental actions that it has undertaken without any regulatory or contractual obligation to do so. The information below should be read together with Veolia Environnement’s 2007 Sustainable Development Report for further information regarding the Company’s commitment to sustainable development.

Use of water resources, raw material and energy, measures implemented to improve energy efficiency and the development and use of renewable energies, conditions of use of soils, air, water and soil pollutions, noise and olfactive pollution and waste:

Water

Use of Water Resources

Veolia Environnement preserves water resources by working to prevent wasteful usage in its own installations and in those of its clients. In this respect, the continued implementation of Veolia Environnement’s environmental management system provides, in particular, for the monitoring of water consumption and quality in all of Veolia Environnement’s activities. Veolia Environnement’s action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, the control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, Veolia Environnement installed an indicator to monitor the quality and compliance with regulatory standards of its drinking water. Veolia Environnement’s industrial water consumption amounted to 452.6 million cubic meters in 2007.

Climate changes in certain regions of the world heighten strains on water resources. Veolia Environnement studies and promotes techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater. These developments are conducted strictly in association with local authorities, regulatory proceedings and the scientific community.

Water pollution

99.3% of Veolia Propreté’s landfills are equipped with treatment stations for leachate (water that percolates through stored waste).

Waste water

Veolia Environnement’s wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 90% in 2007.

Energy – Energy efficiency and the use of renewable energies

Veolia Environnement contributes to the reduction of primary energy consumption. Dalkia optimizes energy management for more than 100,000 energy installations in the world, from municipal heating networks to housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

Dalkia’s strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation. Efforts in the renewable energy field affect all of the Group’s activities. Veolia Environnement is not only developing biomass, geothermal and solar energy, but it is also capturing energy from incineration factories and biogas from landfills.

Veolia Transport continues to pursue its objective for the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers. This training effort enables Veolia Environnement not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy. In 2007, Veolia Environnement continued with its policy of employee training, notably thanks to the campus.

Veolia Environnement’s total energy consumption amounted to 117.59 million MWh in 2007, as a result of the development of the Group’s activities.

Use of soils

Since 2003, Veolia Environnement integrated all activities relating to the treatment and recovery of sludge in a single entity (SEDE Environment). As a result, Veolia Environnement has a specific and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

Veolia Environnement has pursued its efforts to manage the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in Veolia Environnement’s wastewater treatment networks (through its Actipol method). Veolia Eau has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost. As a second step, Veolia Environnement promotes the agricultural recovery of sludge through composting and engages an independent certifying body to audit its composting and agricultural recovery networks.

This recovery is conducted in conjunction with the agricultural recovery of the portion that is usable for fertilization from household waste. Veolia Environnement produced 1,006.1 tons of compost in 2007, 45.8% of which was eligible to be used in agricultural activities. The Group has initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CRPE – Veolia Environnement’s center for research on waste energy services) in coordination with the INRA. Veolia Environnement is also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Veolia Propreté processes almost all of the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (in particular its combustion installations with thermal output greater than 20 MW) are subject to the provisions of European Directive 2003/87/EC of October 13, 2003, which establishes a quota exchange system for carbon gas emissions. This system has been in place among EU member states since the beginning of 2005.

Direct and indirect (linked to energy use) greenhouse gas emissions (including biogas discharges) on sites that the Group managed in 2007 amounted to 42.8 million tons of CO2 (carbon dioxide) equivalent, due to development of the Group’s activities. Given the differing national and international methods for measuring the production and emission of methane at waste landfills, the Group is unable to provide a reliable measure at this time. Within this context, the Group decided to further its knowledge of measuring methods, notably through participating in working groups of international authorities (WBCSD and WRI). The work of elaborating and attempting to reconcile the different methods should allow for a single method to be identified, which can serve as a reference for all of the Veolia Environmental Services sites and allow for a homogenous and comparable reporting method.

The Group is also contributing to a reduction in greenhouse gas emissions, on the one hand by reducing its direct emissions and on the other hand by avoiding emissions which would have been produced without Veolia Environmental Services. Among the Group’s actions to reduce greenhouse gas emissions, Veolia Environmental Services continues its efforts with the implementation and optimization of biogas collecting and recovery systems in its landfills. 90 waste landfills for which the Group controls investments are equipped with collection and biogas recovery systems. In 2007, the efforts carried out by the Group contributed to a global decrease of 24.71 million tons of CO2.

Furthermore, the Group actively participates in the flexibility mechanisms outlined in the Kyoto protocol, which came into force on February 16, 2005. Veolia Environmental Services participates in the reduction of greenhouse gas emissions with the MDP (Mécanismes de Developpement Propre) project in Brazil, Mexico and Egypt for biogas collecting and recovery systems.

Other Emissions

Installations that Veolia Environnement operates mainly emit sulfur and nitrogen oxides (SOx and NOx), carbon monoxide (CO), volatile organic compounds and dust. Emissions of SOx from waste incineration units (hazardous and non-hazardous) amounted to approximately 90 grams per ton of incinerated waste in 2007.

In particular, Veolia Transport is pursuing, in partnership with ADEME, research in order to identify and assess the systems on the market in order to reduce the NOx that is emitted by its bus and coach fleet.

The Group seeks to reduce its emissions below beyond regulatory minimums by (i) improving the treatment of emissions and developing better technologies (treatment of incineration fumes by Veola Propreté, improvement of transportation vehicle emissions for Veolia Transport, low NOx -emitting combustion technologies for Dalkia) and (ii) reducing consumption and encouraging the use of cleaner fuels (low-sulfur coal, natural gas, GNV for combustion installations and vehicles or electric cars).

Furthermore, Veolia Transport continues to pursue its efforts to reduce polluting emissions (CO2, HC, particles) from its fleet of passenger vehicles. In 2006, a new reference perimeter was defined, corresponding to 80% of its 2005 bus and coach fleet. Emissions reduction targets have been set for the end of 2008: 8% for carbon monoxide unit emissions (CO), 14% for hydrocarbons (HC) and 15% for particles. Veolia Transport also continues to pursue its commitment to train its drivers in environmental performance. These training efforts allow not only for better comfort for passengers and a reduction in polluting emissions but also for substantial gas savings to be achieved. In 2007, the number of employees being trained increased to 55.9%.

With regards to NOx emissions, over the last few years Dalkia has carried out an evaluation program relating to the available technologies (fuel oil emissions, recycling of fumes, air terassing, combustion modelling, etc…).

Veolia Propreté developed a semi-permanent dioxin emission control method during waste incineration, allowing for a control of the flow of pollutants emitted throughout the year. Veolia Environnement offers this reliable and efficient measurement technique to all of its clients.

Noise and olfactive pollution

Veolia Environnement has also developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste. Veolia Environnement also uses new and more silent technologies in some of its installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles.

Preserving biological balance, natural environments and protected species

Veolia Environment integrated the protection of biodiversity into the first undertaking of its Sustainable Development Charter and since 2004 has developed an approach based on the nature of its businesses’ impact and the implementation of management integrated in its Environmental Management System.

To distinguish its impact, the Group relies on an internal expert who is primarily responsible for the analysis of biological tools used to evaluate the ecological state of marine and land life. Moreover, the Group works with a number of universities and institutions in order to further its knowledge through innovative research programs covering the interactions between its activities and the functioning of ecosystems.

Veolia Environment also carries out a number of management plans with the aim of informing its employees and promoting best practices. Among the latter, the Geographical Biodiversity Information System may be mentioned, which allows the location of the Company’s main facilities to be precisely located in relation to ecological zones of interest (Hotspot of the International Conservation Organization).

In order to improve the structure of its policies, the Group is currently working on defining a methodology allowing sites to carry out their biodiversity diagnostic and to implement an appropriate action plan.

In France, numerous activities fall under the control of either the ICPE (facilities classified for environmental protection) or its equivalent. Therefore, all business development is conducted in tandem with the preparation of environmental impact studies concerning very precise facets of flora and fauna. The management of these impacts accordingly is a constant concern in Veolia Environnement’s different business operations (waste treatment, decontamination stations, combustion facilities, railway depositories, etc.).

Evaluation or certification regarding the environment

Veolia Environnement’s activities have been subject to environmental certification, both external (ISO) and internal, for a long time. In 2002, Veolia Environnement committed to implementing an environmental management system covering 80% of its activities before 2008. Subject to the circumstances of each of the entities concerned, this voluntary step results in the general application of the ISO 14001 certification standards. Veolia Environnement currently has 939 sites covered by an ISO 14001 certification.

Compliance with applicable legal and regulatory provisions

Veolia Environnement’s environmental management system includes, among other things, an environmental audit program that allows it to monitor its sites’ regulatory compliance, as well as their compliance with contractual obligations and Group standards. Veolia Environnement has defined a general framework to ensure consistency of the audit systems developed by its divisions, and each of Veolia Environnement’s divisions remains responsible for the definition and implementation of its own system. Veolia Environnement surpassed its goal of conducting audits for 80% of priority sites in 2005. Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Veolia Transport’s transportation centers. By the end of 2008, 100% of Veolia Environnement’s primary facilities will be subject to a regulatory compliance audit. These facilities are the most sensitive to environmental impacts. As of December 31, 2007, 89.4% of the primary facilities were subject to a statutory auditing for compliance.

Expenses incurred to preserve the environment

Given the nature of its services, a large majority of Veolia Environnement’s expenditures and investments have a direct impact on the environment. Veolia Environnement’s capital expenditures amounted to €2,462 billion in 2007 (see Chapter 9, paragraph 9.3.4, infra), which includes not only investments of a contractual nature, but also expenses incurred for Research and Development, employee training, Veolia Environnement’s certification program and the implementation of Veolia Environnement’s environmental management system.

Internal environmental management services, training and information for employees on the environment, methods for reducing environmental risks and organization for handling accidents that may have public ramifications

In addition to the measures described above for the reduction of environmental risks, such as research and development or employee training, Veolia Environnement has formed an environmental performance department. This department’s principal mission is the deployment and management of the Environmental Management System, thereby encouraging consistent objectives and actions among the divisions as well as information sharing and best practices. It is head of an environmental management committee, made up of representatives of all of Veolia Environnement’s divisions and representatives from the sustainable development department. A steering committee, made up of a number of members of the executive committee from each division and representatives from various departments (particularly its sustainable development, legal and communication departments) will also be formed to approve the strategic direction relating to environmental management and to report to Veolia Environment’s executive committee on an annual basis.

In addition, Veolia Environnement’s risk department is in charge of identifying, evaluating and managing risks. It relies on the Group’s risk committee (see §4.2.2).

Veolia Environnement has also established crisis management procedures that cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels that would allow any necessary measures to be taken as soon as possible.

Reserves and guarantees for environmental risks

As of December 31, 2007, Veolia Environnement’s accrued reserves for site remediation amounted to €539.5 million.

Indemnities and damages paid in 2006 for environmental claims pursuant to court orders

Reserves for litigation consummated in 2007 amounted to €89.8 million, including all types of litigations (tax, employment and other litigation).

International environmental targets

The Environmental Management System described above continued to spread in 2007 to reach nearly 75%. The Group is pursuing its goal of deploying the EMS in 80% of its relevant businesses by the end of 2008.

CHAPTER 7
ORGANIZATIONAL CHART

The following simplified organizational chart sets forth the principal operating companies by division held directly or indirectly by Veolia Environnement as of December 31, 2007. Unless otherwise indicated, the ownership percentages below reflect both the percentage of voting rights and of share capital held by Veolia Environnement or by the divisions.

The list of the principal companies integrated into the consolidated financial statements in 2007 figure in Chapter 20, paragraph 20.1, note 45 in the consolidated financial statements.

The principal cash flows between Veolia Environnement and its Divisions are described in the notes to the statutory financial statements set forth in Chapter 20, paragraph 20.2, note 7.

Veolia Environnement primarily finances its divisions through loans and current accounts (€8.6 billion as of December 31, 2007) and through equity; as a result it received €416.6 million in interest and €511.4 million in dividends in 2007. The Company has set up a system to centralize its treasury in the main countries in which it operates and uses derivative instruments to hedge its exposure, mainly at the Group level, in accordance with its risk management policy (see Chapter 20, paragraph 20.1, note 30 of the consolidated financial statements).

In addition, Veolia Environnement charged the divisions management fees as well as royalties in connection with the use of the Veolia Environnement trademark pursuant to agreements for a total amount of €127.6 million in 2007. Also, in connection with contractual commitments relating to the management of expenses for the renovation of facilities made available by delegating authorities, the Company received from its Water and Energy subsidiaries €183.3 million in renewal indemnities and paid to the Water and Energy subsidiaries €228.5 million in 2007.

Veolia Environnement granted financial guarantees and counter guarantees in connection with operating activities for €3,161 million as of December 31, 2007.

The EDF group holds 34% of Dalkia’s capital and 24.2% of Dalkia International. Veolia Environnement has exclusive control over Dalkia and joint control with EDF over Dalkia International.

The table below details the consolidated amounts as of December 31, 2007, broken down among Veolia Environnement and its four divisions, of certain line items of the balance sheet (current assets, liabilities, net cash), of net cash flow from operating activities and of the amount of dividends paid in 2007 and recovered by the Company.

(in millions of euros)
Consolidated amounts as of December 31, 2007	Veolia Eau	Veolia Propreté	Dalkia	Veolia Transport	Other subsidiaries	VE	Total consolidated amount
Non-current assets (including goodwill)(1)	4,458.1	6,569.6	3,334.0	1,962.0	-416.7	13,063.4	28,970.4
Non-group financial debt (2)	-4,064.5	-1,332.3	-1,181.1	-369.4	-50.5	-10,782.9	-17,780.7
Cash and cash equivalents less bank overdrafts (3)	311.9	157.6	308.4	114.1	217.3	1,546.9	2,656.2
Net cash flow from operating activities	1,415.1	1,192.9	540.9	244.4	101.7	139.6	3,634.7
Dividends paid during the period and attributable to Veolia Environnement	310.5	130.2	70.7	0	0	-	-

(1)

Corresponds to the sub-total “Non-current assets” in the balance sheet.

(2)

Corresponds to long-term borrowings + short-term borrowings +/- readjustment of cash instruments.

(3)

Corresponds to cash and cash equivalents less bank overdrafts and other cash position items.

CHAPTER 8
PROPERTY, PLANTS AND EQUIPMENT

Veolia Environnement uses various assets and equipment for the conduct of its activities, with respect to which it has very different rights.

The total gross value of Veolia Environnement’s fixed assets (other than other intangible assets) as of December 31, 2007 was €28,711 million (a net value of €17,820 million as of December 31, 2007 representing 38% of the total consolidated assets), compared to €25,833 million as of December 31, 2006 (a net value of €15,724 million).

In the scope of its concession businesses, Veolia Environnement must ensure the provision of public services (distribution of drinking water, heat, a transport network for travelers or household waste collection services…) for communities, for payment of the services rendered. These collective services (also referred to as general services, general economic services or public services) are usually managed by Veolia Environnement within the scope of contracts executed upon the request of public entities that maintain the control of assets linked to such collective services. The concession contracts are characterized by the transfer of an operating right for a fixed term, under the control of the public authorities, through appropriate installations built by Veolia Environment or put at its disposal whether free of charge or not. The installations normally consist of pipelines, water treatment and purification plants, pumps, etc. in the water division, incineration plants in the environmental services division, and heating and co-generation plants in the energy services division.

With regards to these assets, Veolia Environment is usually contractually bound to maintain and repair the installation’s assets managed under these public service contracts. If need be, the related repair and maintenance costs are covered by a fund in the form of a deposit for contractual commitments in the event of delays in the work. The nature and duration of the rights acquired and the obligations of Veolia Environnement with regards to these various contracts differ depending on the public services that are rendered by the Group’s different businesses.

Within the scope of its outsourcing contracts with industrial clients, BOT (Build, Operate, Transfer) contracts or incineration or co-generation contracts, the Group may grant its clients a user right for a group of assets in return for rent included in the general payment of the contract. Under the IFRIC4, the Group thus becomes a a credit-lessor with respect to its clients. The corresponding assets are therefore registered in the consolidated balance sheet as operational financial assets.

The Group is also the full owner of industrial installations, in particular for activities undertaken outside of global contracts in Veolia Environnement’s waste management division (CSDU, storage centers for ultimate waste and special waste treatment plants), in the energy services division (co-generation plants) and in the transport business (buses, boats and trains). These assets are categorized in the consolidated balance sheet as tangible assets.

Veolia Environnement’s property, plants and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs. The Group avoids owning any offices.

Finally, the assets financed through direct financing leases, which can be entered under any of the three categories mentioned above, represent a net amount of €900 million as of December 31, 2007 (see Chapter 20, paragraph 20.1, note 18 of the consolidated financial statements).

The main insurance policies subscribed to by the Company are described in Chapter 4, paragraph 4.5 of this current reference document.

Environmental concerns may also influence the Company’s use of property, plants and equipment, as described in paragraph 6.3 of this reference document.

CHAPTER 9
OPERATING AND FINANCIAL REVIEW

9.1

Results of operations in 2007

9.1.1

General context

The Group’s strategy of developing environmental businesses through long-term contracts enabled it, once again, to record a marked increase in activity, with a 14% rise in revenue based on current exchange rates (14.9% at constant exchange rates). This growth was accompanied by a further improvement in recurring operating income of 11.1% and in recurring net income of 22.5%.

These performances are the result of the Group’s key development choices, focusing primarily on Europe, Asia and North America in all areas and the Group’s ability to generate savings and synergies and to renew its contracts.

Development continued through new contracts and targeted acquisitions. These acquisitions notably enabled the Group to complete its business range in countries where only certain activities were represented. In this way, the Group significantly strengthened its position in Germany through the acquisition of Sulo (Environmental Services) and a number of smaller companies in the Energy Services sector. Similarly, the Group extended its presence in the United States, where it was already active in the Environmental Services, Water and Transportation sectors, through the acquisition of Thermal North America Inc, a company active in Energy Services. In China, the Group benefited from local privatizations in order to add new businesses in the Water, Environmental Services and Energy Services sectors.

The financial crisis triggered at the beginning of the summer by difficulties in the sub-prime lending market, did not have a significant impact on the Group and in particular its liquidity and financing capacity. Any effects on the economy, in particular in the United States, did not impact the Group’s activities in 2007. The strengthening of the Group’s financial structure through the €2.6 billion share capital increase completed on July 10, 2007 and its standard long-term financing policy protected the Group against fluctuations in the credit market, despite a slight increase in financing costs.

9.1.2

New commercial successes within growth markets

The Group won several major contracts in 2007:

• In January 2007, Veolia Eau won its 21st contract in China. This contract for a 30-year concession with the Lanzhou Water Supply Company in the capital of Gansu province, represents total cumulative revenue estimated at €1.6 billion.

• In January 2007, Veolia Eau won a contract to build, finance and operate a reverse osmosis seawater desalination plant in the Sultanate of Oman. This 22-year contract is expected to represent total cumulative revenue estimated at €434 million, including the construction of the new plant.

• At the end of January 2007, Veolia Propreté won a contract to operate a waste-to-energy facility in Pinellas, Florida. This 17-year contract represents total cumulative revenue estimated at €356 million.

• On March 15, 2007, as part of a consortium, Veolia Eau won a contract to design, build, operate and maintain a reverse osmosis seawater desalination plant in Campo de Dalias, in southern Spain, representing total cumulative revenue estimated at approximately €128 million for the consortium and total consolidated revenue estimated at €78 million for Veolia Eau.

• In April 2007, Veolia Transport, as part of a consortium, won a 30-year contract to operate Leslys, the future tramway line between the city of Lyon and its airport Saint Exupery; this contract represents total cumulative revenue estimated at €360 million.

• In April 2007, Veolia Eau signed a new contract to design, build and operate one of the largest water treatment plants in the United States. This contract to expand the capacity of a regional surface water treatment plant in Tampa Bay, Florida, represents total cumulative revenue estimated at €108 million.

• On May 7, 2007, Veolia Eau won a new contract in Japan to operate and maintain the wastewater treatment plant of Chiba, near Tokyo. This 3-year contract represents total cumulative revenue estimated at €17.8 million.

• In April 2007, Dalkia won its first contract to operate and develop a heating network in China, to serve the town of Jiamusi, in Heilongjiang province. This 25-year contract represents total cumulative revenue estimated at €1 billion.

• In May 2007, Dalkia took over the contract to build and operate the southwest district heating network in Harbin, the capital of Heilongjiang province located in the northeast of China. This initial transaction represents an investment of €70 million and forecast revenue for the first year of operation is €19 million.

• On June 5, 2007, the Conseil d’Etat (the highest French administrative court) issued a ruling in favor of SNCM. The public service delegation contract was awarded on June 7, 2007, effective July 1, 2007, for a term of six and a half years and represents total cumulative revenue estimated at €1.2 billion.

• On June 14, 2007, Veolia Eau won its 22nd contract in China. This 30-year contract for the comprehensive management of the drinking water public service and the operation of a wastewater treatment plant in the leading economic city of Haikou, the capital of Hainan Island in southern China, represents total cumulative revenue estimated at €776 million.

• On June 28, 2007, Veolia Water Solutions & Technologies, through its subsidiary SIDEM, was selected to design and build in Saudi Arabia one of the largest desalination plants in the world. Considered of national importance, the plant will provide 800,000m3/day of desalinated water to the industrial city of Jubail and a province of Saudi Arabia (Marafiq) - a desert region facing massive industrialization plans and a growing population. This contract represents total cumulative revenue estimated at USD945 million (€647 million).

• In June 2007, Veolia Transport won a 10-year contract to operate the ninth line of the Seoul subway. Total cumulative revenue from this contract is estimated at €400 million.

• On July 18, 2007, Veolia Eau won a major contract to design, build, operate and maintain a reverse osmosis desalination plant in Sydney, Australia. This contract, which seeks to provide a secure and reliable supply of drinking water to the city of Sydney, represents total cumulative revenue estimated at €540 million.

• On August 29, 2007, Veolia Eau won a USD805 million (€547 million) contract to build a desalination plant in the United Arab Emirates. The plant will be built by SIDEM (a subsidiary of Veolia Eau) and will be located in Qidfa, in the Emirate of Fujairah.

• On August 30, 2007, Veolia Propreté was selected by Shropshire Waste Partnership (UK) to provide integrated waste management services. This 27-year contract represents total cumulative revenue of €1,030 million.

• On September 27, 2007, Veolia Eau was selected to supply drinking water to 3 million inhabitants of Tianjin, a city enjoying one of the highest economic growth rates in China. The 30-year contract represents total cumulative revenue estimated at €2.5 billion.

• On October 1, 2007, Dalkia announced the signature of a contract for the comprehensive management of the largest hospital complex in Brazil. This 15-year contract represents total revenue of €186 million.

• In August 2007, Veolia Propreté signed a contract to build and operate a waste storage facility in South-East China. This 30-year concession represents total cumulative revenue of €92 million.

• In November 2007, Veolia Transport won the ferry service contract for the Morbihan Islands (Groix, Belle-Ile-en-Mer, Houat and Houëdic) in France. This 7-year contract started on January 1, 2008 and represents total cumulative revenue of €154 million.

• On December 6, 2007, Veolia Eau won a 10-year contract in the United States to manage the wastewater system serving a population of 1.1 million in the greater Milwaukee area. This contract represents total cumulative revenue of €272 million.

• On December 21, 2007, Veolia Eau won a second contract for the operation and maintenance of the Fujairah IWPP desalination plant in the United Arab Emirates. This operating and maintenance contract is for a 12-year period, as from summer 2010 and represents total cumulative revenue of €71 million.

The Group also strengthened its position as market leader through targeted acquisitions generating growth and cost synergies:

• In North America (Canada), Veolia Propreté purchased Ecolocycle for €19.2 million.

• In the Asia-Pacific region, Veolia Propreté purchased Cleanaway Asia for €23.2 million.

• In the Central European area, Veolia Energie purchased Pannon Power in Hungary for €75.2 million, Kolin in the Czech Republic for €27.7 million and Sinesco in Hungary for €26.4 million.

• On April 27, 2007, Veolia Environnement announced the signature of an agreement to acquire SULO, the German number two in waste management and market leader in the collection of municipal waste and packaging, for an enterprise value of €1,450 million (including financial debt). An agreement was signed on July 29, 2007 to sell the ET Division (manufacture of plastic containers) of Sulo, considered non-core, for an amount of €172 million (including financial debt). The acquisition was finalized on July 2, 2007 and had an impact of €627.6 million on revenue for the year ended December 31, 2007.

• On May 31, 2007, Veolia Propreté announced the signature of an agreement for the acquisition of a controlling interest in TMT, an Italian subsidiary of Termomeccanica Ecologica specialized in waste management and treatment. The transaction concerns 75% of the shares based on a total enterprise value of €338 million. This acquisition was finalized on October 3, 2007.

• On June 12, 2007, Veolia Energie signed an agreement to acquire Thermal North America, Inc., a privately owned company with the largest portfolio of district heating and cooling networks in the United States, for an enterprise value of USD788 million. The acquisition was finalized on December 12, 2007.

• On August 9, 2007, Veolia Eau signed an agreement to purchase the non-regulated activities of Thames Water in the United Kingdom for an enterprise value of €233 million. This acquisition, which was finalized on November 28, 2007, will enable Veolia Eau to participate in the construction and management of major Private Finance Initiatives (PFI) in the United Kingdom and the Republic of Ireland.

• On August 24, 2007, Veolia Propreté signed an agreement to acquire the solid waste treatment business of Allied Waste Industries in the United States, for an enterprise value of €71 million.

• On December 24, 2007, Veolia Eau purchased the assets of the Process Services Division of Tetra Technologies. This acquisition seeks to expand Veolia’s petroleum refinery waste treatment activities in the United States.

• Finally, the Group pursued its development strategy in new businesses, directly linked to its areas of expertise:

• On July 1, 2007, Veolia Water Solutions & Technologies purchased Anox Kaldnes, a company with expertise in biological wastewater treatment.

• On October 29, 2007, Veolia Environnement purchased 50% of the share capital of Eolfi, a company specialized in wind-turbine energy, through an €18 million reserved share capital increase.

• On November 20, 2007, Veolia Propreté signed an agreement to purchase the Bartin Group (Bartin Recycling Group), the third French operator in waste recovery and recycling, which reported revenue of €249 million in 2006. This acquisition, combined with recycling activities already purchased in Germany, considerably strengthens Veolia Propreté’s position in the Western Europe recycling market. This acquisition was finalized on February 13, 2008.

The Group continued its portfolio review during 2007 and made a number of partial and total divestitures, which did not impact its operating capacity:

• The sale of certain assets owned by recently acquired companies and not included in the development plan, such as the Fawley incinerator in the United Kingdom for €36 million and the Sulo ET division (manufacture of plastic containers) for €172 million.

• The continuation of the Group’s partnership in Central Europe with the EBRD which acquired a 10 % stake in the water division company, Veolia Voda (Czech Republic, Slovakia, Poland, etc.), through a €90 million reserved share capital increase.

• The acquisition by the International Finance Company (IFC) and Société de Promotion et de Participation pour la Coopération Economique (PROPARCO) of a 19.45% stake in Veolia Water AMI, the holding company for water division activities in Africa, the Middle East and the Indian sub-continent.

• The disposal by the transportation division of its activities in Denmark on August 31, 2007 and its activities in Spain (with the exception of certain contracts including the Barcelona tramway) on November 9, 2007.

Finally, the Group introduced partners into the share capital of certain consolidated subsidiaries, in order to optimize commercial development opportunities or reduce risk, particularly in China and Morocco.

9.2

Accounting and financial information

9.2.1

Definitions and accounting context

The term “organic growth” includes growth resulting from:

• the expansion of an existing contract, particularly resulting from an increase in prices and/or volumes delivered or processed;

• new contracts;

• the acquisition of operating assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions, net of divestitures, of entities that hold multiple contracts and/or assets used in one or more markets.

Net financial debt represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

Net finance costs represent the cost of gross financial debt, including related gains and losses on interest rate and foreign exchange hedges, less income on cash and cash equivalents.

Net income (expense) from discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5. It is equal to the net income (expense) generated in the period by the assets and liabilities reported in the balance sheet headings, “Assets of discontinued operations” and “Liabilities of discontinued operations.”

Recurring net income attributable to equity holders of the parent is defined as follows : recurring portion of operating income + recurring portion of financial items + recurring portion of net income of associates + recurring portion of net income attributable to minority interests + recurring portion of the income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

Accounting context

The 2007 financial statements are comparable to the 2006 financial statements. There were no major events of an accounting nature during the year.

Concession agreements are accounted for in accordance with IFRIC 12, Service Concession Arrangements, published in November 2006. This interpretation, whose adoption by the European Union is still under discussion, is applicable to periods beginning on or after January 1, 2008. In fiscal year 2006, Veolia Environnement elected to adopt IFRIC 12 early, and this change in accounting method was applied retrospectively in accordance with IAS 8 on changes in accounting method. As such, the Veolia Environnement financial statements for the year ended December 31, 2005 were adjusted for the retrospective application of IFRIC 12.

Following a decision to dispose of the Danish activities of the transportation division in 2007, the results of this business were transferred to net income from discontinued operations in accordance with IFRS 5 on operations held for sale, and the 2005 financial statements were restated accordingly. The disposal of Southern Water was also recorded in accordance with IFRS 5, and the 2005 financial statements were restated accordingly.

9.2.2

Revenue

9.2.2.1

Overview

At Dec.31, 2007 (€m)	At Dec. 31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
32,628.2	28,620.4	14.0%	7.8%	7.1%	-0.9%

Veolia Environnement's consolidated revenue for the year ended December 31, 2007 amounted to €32,628.2 million compared to €28,620.4 million for the year ended December 31, 2006, an increase of 14.0% at current exchange rates and 14.9% at constant exchange rates.

Internal growth was 7.8%, including internal growth of 10.1% recorded outside France.

The 7.1% external growth resulted, in particular, from acquisitions made by Veolia Propreté in the United Kingdom and Germany (a contribution of approximately €1,200 million), by Veolia Energie in Europe and Australia (€254 million) and by Veolia Transport in France and the United States (€161 million). The contribution of acquisitions enabled the Group to accelerate its growth outside France, where revenue totaled €18,372.3 million, or 56.3% of total revenue, compared to 53.2% in 2006.

The negative impact of exchange rate movements (a negative impact of €263 million, or -0.9%) primarily reflects the weakening of the US dollar against the euro (a negative impact of €237 million).

9.2.2.2

Revenue by division

(€ million)	2007	2006	% Change 2007/2006
Water	10,927.4	10,087.6	8.3%
Environmental Services	9,214.3	7,462.9	23.5%
Energy Services	6,896.4	6,118.4	12.7%
Transportation	5,590.1	4,951.5	12.9%
Revenue	32,628.2	28,620.4	14.0%
Revenue at 2006 exchange rates	32,891.6	28,620.4	14.9%

Water

At Dec. 31, 2007 (€m)	At Dec. 31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
10,927.4	10,087.6	8.3%	7.9%	1.1%	-0.7%

• In France, internal growth was 4.6%, boosted by a broader services offering and robust growth in engineering work. This performance was achieved in spite of lower volumes due notably to the summer wheather conditions.

• Outside France, revenue was up 10.3% at constant scope and exchange rates. In Europe, despite the decrease in BOT engineering work (Brussels and The Hague), the division recorded growth of 3.8% (+2.3% at constant scope and exchange rates) reflecting the start-up of new contracts signed in 2006, in particular in Central Europe.

In the Asia/Pacific region, the very strong growth in revenue, close to 47% (at constant scope and exchange rates), was largely driven by the start-up of new contracts in China (Shenzhen, Lanzhou and Kunming), Australia (Gold Coast and seawater desalination plant in Sydney), South Korea and Japan.

Business was also strong in the Africa/Middle East region, where it grew by 19.3% (on a like-for-like basis) thanks to growth in business in Morocco and the construction of a seawater desalination plant in the Sultanate of Oman.

• Veolia Water Solutions & Technologies posted revenue of €1,881 million, up 12.8%, principally due to the strength of the "Design and Build" business for municipal and industrial customers, which was particularly pronounced in the Middle East (Marafiq and the industrial contract with Shell in Qatar).

Environmental Services

At Dec.31, 2007 (€m)	At Dec.31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
9,214.3	7,462.9	23.5%	7.5%	18.0%	-2.0%

• In France, revenue increased by 7.1% (+6.6% at constant scope) as a result of strong price increases for recycled materials (paper, metals), higher tonnages in the collection and sorting-recycling of solid waste, waste electrical and electronic equipment (WEEE) operations and the treatment of polluted soil, the increase in tonnages to landfills and the good level of business activity at incineration plants.

• Outside France, 7.9% internal growth came from all regions. It was noteworthy in the United Kingdom with the start-up of new integrated contracts (Shropshire) and the expansion of existing integrated contracts (East Sussex and Nottinghamshire), but also in Scandinavia with an increase in the recycling business in Norway. In North America, the business achieved internal growth of 7.7%, driven mainly by the momentum in industrial services and the incineration business.

• External growth of 18.0% mainly reflected the full-year effect of the acquisitions of Cleanaway in the United Kingdom and Biffa in Belgium and the acquisitions in 2007 of SULO (consolidated since July 2) in Germany and of TMT in Italy.

Energy Services

At Dec.31, 2007 (€m)	At Dec. 31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
6,896.4	6,118.4	12.7%	7.9%	4.6%	0.2%

• The effects of the mild weather in the first months of 2007 were partly offset by colder weather in the fourth quarter of 2007.

• In France, revenue grew 8.2% (at constant scope), thanks to commercial development and an increase in the volume of engineering work. This performance was achieved despite the impact of the mild winter weather and a slight decline in average energy prices.

• Outside France, the impact of the weather was offset by the Group’s recent business development, which generated both internal and external growth, notably in Central Europe (Hungary, Czech Republic and Slovakia), the United Kingdom, Italy and Australia. Accordingly, total growth in revenue outside France amounted to 18.3%.

Transportation

At Dec. 31, 2007 (€m)	At Dec.31, 2006 (€m)	% change 2007/2006	Internal growth	External growth	Currency effect
5,590.1	4,951.5	12.9%	8.1%	5.9%	-1.1%

• Revenue in France rose by 9.8% (+4.3% at constant scope), driven by the development of business in Île-de-France, in urban (Bordeaux, Nice and Toulon) and intercity networks, and the impact of the full-year contribution from SNCM.

• Outside France, revenue increased by 14.9% (+10.4% at constant scope and exchange rates) reflecting the full impact of business development in North America (impact from the full-year contribution from Supershuttle and a good level of business activity), the growth in business activity in Australia as well as in Europe.

9.2.2.3

Revenue by geographical area

(€ million)	At Dec. 31, 2007	At Dec. 31, 2006	% Change 2007/2006 (year-end exchange rates)	% Change 2007/2006 (constant exchange rates)
France	14,255.9	13,403.0	6.4%	6.4%
United Kingdom	2,945.7	2,186.8	34.7%	35.5%
Germany	2,702.9	1,992.9	35.6%	35.6%
Other European countries	6,033.3	5,317.9	13.5%	12.4%
United States	2,580.4	2,650.3	-2.6%	6.3%
Oceania	1,308.2	931.4	40.5%	38.1%
Asia	961.0	770.9	24.7%	30.8%
Rest of the world (including the Middle East)	1,840.8	1,367.2	34.6%	37.3%
Revenue	32,628.2	28,620.4	14.0%	14.9%

France

Revenue growth in France totaled 6.4%, despite unfavorable weather conditions which penalized Water activities in the third quarter and Energy Services at the beginning of the year. Conversely, Veolia Eau benefited from continued vigorous growth in engineering and construction work and Veolia Energie from new industrial and municipal contracts. Veolia Propreté growth is linked to increased production levels at the new incineration plants and an increase in solid and toxic waste tonnage collected and treated under high value-added service contracts. In addition to the full year impact of the consolidation of SNCM, Veolia Transport benefited from sustained activity growth in intercity transit systems and the Greater Paris region.

United Kingdom

Revenue, on a constant exchange rate basis, grew 35.5%. This growth was attributable to the acquisition of Cleanaway UK (full year impact compared to one quarter in 2006) in the environmental services division, commercial development and small acquisitions by Veolia Energie and the acquisition of the non-regulated activities of Thames Water by Veolia Eau (1 month of revenue contribution).

Germany

Revenue growth in Germany totaled 35.6% and was primarily attributable to the acquisition of the Sulo Group by Veolia Propreté , an increase of sales under the Braunschweig contract (Veolia Eau), the impact of acquisitions in 2006 and the organic growth of railway activities (Veolia Transport).

Other European countries

Revenue growth of 13.5% was mainly due to the expansion of Veolia Energie in Southern Europe, the acquisition of TMT in Italy by Veolia Propreté (3 months of revenue contribution) and the growth in Veolia Eau and Veolia Energie activities in Central Europe.

United States

Revenue growth of 6.3% at constant exchange rates was particularly strong across all Veolia Propreté activities and in Veolia Transport, where the full effect of recent developments was felt. The acquisition of Thermal North America Inc by Veolia Energie did not contribute to 2007 revenue.

Oceania

The 40.5% revenue growth in Oceania was driven by Veolia Eau contracts in Australia (Gold Coast and desalination plant in Sydney), the acquisition of TDU in Australia by Veolia Energie and the increase in contract revenue under the Veolia Transport Melbourne contract.

Asia

Growth of 24.7% in Asia was mainly driven by Veolia Eau and attributable to recent developments (contracts in China and acquisitions in Japan), by Veolia Propreté and by Veolia Energie with the start-up of new contracts.

Rest of the world (including the Middle East)

Revenue growth of 34.6% was marked by the steady growth of Veolia Eau activities in North Africa and new contracts won by this Division in the Middle East.

9.2.3

Other income statement items

9.2.3.1

Operating income

Evolution in operating income and recurring operating income breaks down as follows:

	Operating income			Recurring operating income
	At Dec. 31, 2007	At Dec. 31, 2006	% Change	At Dec. 31, 2007	At Dec. 31, 2006	% Change
Water	1,267.7	1,160.6	9.2%	1,265.7	1,163.4	8.8%
Environmental Services	803.5	648.3	23.9%	803.5	648.3	23.9%
Energy Services	398.7	377.7	5.6%	388.2	377.7	2.8%
Transportation	130.3	13.6	858.1%	115.1	100.1	15.0%
Holding companies	(103.3)	(67.3)	-	(103.3)	(67.3)	-
Total	2,496.9	2,132.9	17.1%	2,469.2	2,222.2	11.1%
Total at 2006 exchange rates	2,513.9	2,132.9	17.9%	2,486.2	2,222.2	11.9%

The recurring/non-recurring breakdown of Operating income for the years ended December 31, 2007 and 2006 is as follows:

2007	Recurring items	Non recurring items		Total
(€ million)		Impairment losses	Other
Water	1,265.7	2.0		1,267.7
Environmental Services	803.5	-	-	803.5
Energy Services	388.2	10.5		398.7
Transportation	115.1	5.7	9.5	130.3
Holding companies	(103.3)	-	-	(103.3)
Total	2,469.2	18.2	9.5	2,496.9

2006	Recurring items	Non recurring items		Total
(€ million)		Impairment losses	Other
Water	1,163.4	(2.8)	-	1,160.6
Environmental Services	648.3	-	-	648.3
Energy Services	377.7	-	-	377.7
Transportation	100.1	(86.5)	-	13.6
Holding companies	(67.3)	-	-	(67.3)
Total	2,222.2	(89.3)	-	2,132.9

Operating income increased 17.1%. Excluding non-recurring items and exchange rates effect, operating grew 11.9%.

Water division

The Water division reported a 9.2% increase in operating income from €1,160.6 million in 2006 to €1,267.7 million in 2007. Excluding non-recurring items and at constant exchange rates, operating income rose 9.3%.

In France, productivity efforts, the development of new services and the continued good level of construction activities offset the fall in volumes delivered.

In Europe, Asia and the United States, growth in operating income benefited from the start-up of new contracts and the positive effect of contracts reaching maturity. Excluding non-recurring items in 2006, growth in Veolia Eau Solutions & Technologies business also contributed to the increase in operating income, despite the temporary delay in the delivery of the Brussels facility. Finally, Veolia Eau also benefited in 2007 from the definitive resolution of the dispute with the Land of Berlin concerning rainwater activities and a dilution capital gain resulting from the acquisition by the EBRD of a stake in Veolia Voda, the holding company for Central European activities.

The operating margin (recurring operating income/revenue) increased 0.1 point from 11.5% in 2006 to 11.6% in 2007, despite an increase in the contribution of lower-margin engineering and construction activities.

Environmental Services division

The Environmental Services division reported a 23.9% increase in operating income (26.4% at constant exchange rates) from €648.3 million in 2006 to €803.5 million in 2007.

Operating performance in France benefited from the combined impact of an increase in volumes processed, notably by incineration and landfill site activities and the excellent performance of toxic waste activities.

Outside France, the increase in operating income was particularly high in the U.K. market, following the consolidation of Cleanaway United Kingdom in the fourth quarter of 2006 and the good performance of integrated municipal waste management contracts in this country. In Germany, the consolidation of Sulo with effect from July 2, 2007 provided a significant contribution. In the United States, operating income increased substantially for high-growth industrial services and in the solid waste business thanks to price increases.

The operating margin (recurring operating income / revenue) remained stable at 8.7% in 2006 and 2007.

Energy Services division

The Energy Services Division reported a 5.6% increase in operating income from €377.7 million in 2006 to €398.7 million in 2007. Excluding non-recurring items and at constant exchange rates, operating income rose 1.8%.

In France, profitability benefited from an improvement in construction activities. Harsh weather conditions at the end of the year helped partially offset the impact of the mild weather in the opening months of 2007.

In Europe, operating income increased significantly in Central Europe, thanks to an increase in electricity sales prices (Czech Republic and Romania) and the impact of acquisitions (Hungary), partially offset by an increase in the price of gas in the Baltic States. In Southern Europe, operating income benefited from commercial development in Italy.

Due to the impact of weather conditions, the reduction in the sales of CO² allowances and the development of lower margin service activities, the operating margin (recurring operating income / revenue) fell from 6.2% in 2006 to 5.6% in 2007.

Transportation division

The transportation division reported operating income of €130.3 million in 2007, compared to €13.6 million in 2006.

Transportation division non-recurring operating income included in 2006, losses of €86.5 million recognized in Germany and, in 2007, the impact on net income of the completion of the SNCM opening balance sheet (€20.5 million) and asset impairments relating to the Eurolines activity (-€6.9 million).

Recurring operating income increased 15% from €100.1 million to €115.1 million.

In addition, a dilution gain of €18.7 million was realized in 2006 following the acquisition by the EBRD of a shareholders’ stake in Central European companies.

In France, the profitability of the passenger transport business improved particularly with respect to intercity activities and activities in the Greater Paris region as well as improvements resulting from the consolidation of SNCM, which has reported results in line with the market plan drawn up on privatization.

International activities were boosted by solid performances in Belgium and Australia, by the full-year impact of acquisitions in North America (notably ATC and Shuttleport) and by the turnaround of activities in Germany.

However the start-up of the Limburg and Brabant contracts had a negative impact on the results for the year.

Following a review of Division assets with a view to improving profitability, Veolia Transport sold its activities in Denmark and Spain.

Operating margin (recurring operating income / revenue) improved from 2.0% in 2006 to 2.1% in 2007.

Holding companies

The downturn in the contribution in 2007 was due to an increase in IFRS 2 expenses, a rise in research and development expenditure and the centralization of third-party liability insurance.

9.2.3.2

Net finance costs

(€ million)	At Dec. 31, 2007	At Dec. 31, 2006
Income	152.5	82.8
Costs	(969.6)	(783.8)
Net finance costs	(817.1)	(701.0)

The increase in net finance costs reflects:

• the increase in average net financial debt from €14,001 million for 2006 to €14,609 million for 2007, as a result of the investment and growth policy,

• the increase in floating rates due to tension in the European, U.S. and U.K. interbank markets starting in the summer of 2007,

• the increase in the average maturity of debt following long-maturity issues (euro issue maturing 2022 and sterling issue maturing 2037).

The financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to financial instruments not qualifying for hedge accounting, to average quarterly net financial debt) increased from 5.07% in 2006 to 5.49% in 2007.

Fair value adjustments to financial instruments not qualifying for hedge accounting represented losses of €15.4 million, compared to gains of €6.4 million in 2006. These adjustments, which are calculated in accordance with IAS 39 and depend on market conditions at the balance sheet date, are highly volatile.

9.2.3.3

Other financial income and expenses

(€ million)	At Dec. 31, 2007	At Dec. 31, 2006
Net gains on loans and receivables	56.8	21.5
Net gains and losses on available-for-sale assets (including dividends)	10.3	9.7
Assets and liabilities at fair value through the Income Statement	5.5	(21.6)
Unwinding of the discount on provisions	(60.8)	(15.9)
Foreign exchange gains and losses	(2.8)	(14.3)
Other income (expenses)	(7.6)	(13.4)
Other financial income and expenses	1.4	(34.0)

Other financial income and expenses improved from a net expense of €34.0 million in 2006 to a net income of €1.4 million in 2007.

This improvement in the contribution of other financial income and expenses was mainly due to:

- the turnaround in the foreign exchange loss position, with a reduction in losses of €11.5 million;

- the impact of the fair value measurement of embedded derivatives for €26.9 million (other income (expenses)); the fair value measurement of derivatives embedded in contracts and in particular certain industrial contracts in South Korea had an impact of +€10.6 million in 2007, compared to -€16.3 million in 2006;

- the increase in net gains on loans and receivables of €34.6 million (including interest income on the Berlin Lander rainwater receivable of €26.5 million);

- offset by an increase in the charge in respect of the unwinding of the discount on provisions of €44.9 million. In 2007, the increase in this charge on long-term provisions related to SNCM (provisions for loss-making contracts), pension obligations and provisions for closure and post-closure costs for waste storage facilities in the environmental services division.

9.2.3.4

Income tax expense

The consolidated income tax expense of the Group for 2007 was €420.1 million (current tax expense of €416.3 million and deferred tax expense of €3.8 million), compared to €409.6 million for 2006 (current tax expense of €330.9 million and deferred tax expense of €78.7 million).

The increase in the income tax expense in 2007 was due to:

▪ an increase in the scope of consolidation of the Group and pre-tax income, increasing both the current and deferred tax expense;

▪ a reduction in tax rates in a sizeable number of countries with a total positive impact of €62.0 million relating to deferred tax liability balances (including a positive impact of €54.6 million in Germany and the United Kingdom);

▪ an improvement in the outlook for the use of ordinary tax losses of the U.S. tax group, generating an additional deferred tax credit of €85 million.

Excluding non-recurring items, the income tax expense decreased from €495.8 million to €431.1 million. The effective income tax rate decreased from 29.3% in 2006 to 25% in 2007, primarily as a result of the aforementioned tax rate cuts and the recognition of additional deferred tax assets related to tax losses in the United States.

9.2.3.5

Share of net income of associates

The share of net income of associates increased from €6.0 million in 2006 to €16.9 million in 2007.

The increase in the net income of associates is mainly due to improvement in the results of Veolia Propreté associates in Taiwan and the inclusion of the associates of the SULO sub-group (Veolia Propreté, Germany).

9.2.3.6

Net income (loss) from discontinued operations

The net loss from discontinued operations was €23.2 million in 2007 (including impairment losses of €21.3 million in respect of the Transportation business in Denmark), compared to net income of €0.6 million in 2006.

9.2.3.7

Net income for the year attributable to minority interests

Net income for the year attributable to minority interests was €326.9 million for 2007, compared to €236.2 million for 2006. This line item reflects minority interests in water division subsidiaries (€178.9 million), environmental services division subsidiaries (€21.8 million), energy division subsidiaries (€96.4 million) and transportation division subsidiaries (€28.9 million). The increase between 2006 and 2007 mainly concerned the water division in Germany, following the positive outcome of the dispute with the Berlin Lander and the transportation division, as a result of the consolidation of SNCM for a full year.

In 2006, net income for the year attributable to minority interests totaled €236.2 million and mainly concerned minority interests in water division subsidiaries (€115.7 million), environmental services division subsidiaries (€18.6 million), energy division subsidiaries (€87.1 million) and transportation division subsidiaries (€14.7 million).

9.2.3.8

Net income for the year attributable to equity holders of the parent

Net income for the year attributable to equity holders of the parent was €927.9 million in 2007, compared to €758.7 million in 2006. Recurring net income attributable to equity holders of the parent was €933.2 million in 2007, compared to €762.0 million in 2006.

Given the weighted average number of shares outstanding of 430.0 million in 2007 and 393.8 million in 2006, earnings per share attributable to equity holders of the parent was €2.16 in 2007, compared to €1.90 in 2006 (adjusted for the share capital increase in July 2007). Recurring net income per share was €2.17 in 2007, compared to €1.91 in 2006 (adjusted for the share capital increase in July 2007).

Recurring net income for the year ended December 31, 2007 is determined as follows:

Fiscal year 2007 (€ million)	Recurring	Non recurring	Total	Comments
Operating income	2,469.2	27.7	2,496.9	2.3.1
Net finance costs	(817.1)	-	(817.1)	2.3.2
Other financial income and expenses	6.0	(4.6)	1.4	2.3.3
Income tax expense	(431.1)	11.0	(420.1)	2.3.4
Share of net income of associates	16.9		16.9	2.3.5
Net loss from discontinued operations	-	(23.2)	(23.2)	2.3.6
Minority interests	(310.7)	(16.2)	(326.9)	2.3.7
Net income attributable to equity holders of the parent	933.2	(5.3)	927.9

Recurring net income for the year ended December 31, 2006 is determined as follows:

Fiscal year 2006 (€ million)	Recurring	Non recurring	Total	Comments
Operating income	2,222.2	(89.3)	2,132.9	2.3.1
Net finance costs	(701.0)	-	(701.0)	2.3.2
Other financial income and expenses	(34.0)	-	(34.0)	2.3.3
Income tax expense	(495.8)	86.2	(409.6)	2.3.4
Share of net income of associates	6.0	-	6.0	2.3.5
Net income from discontinued operations	-	0.6	0.6	2.3.6
Minority interests	(235.4)	(0.8)	(236.2)	2.3.7
Net income attributable to equity holders of the parent	762.0	(3.3)	758.7

Recurring net income increased 22.5% from €762.0 million in 2006 to €933.2 million in 2007. This rise is mainly attributable to the increase in operating income, strict management of finance costs (despite a more volatile external environment) and tight control over income tax expenses.

9.3

Financing

9.3.1

Cash flows

Operating cash flow before changes in working capital increased 9.8%, from €3,844.4 million in 2006 to €4,219.4 million in 2007. Excluding the cash flows of discontinued operations (-€8.0 million in 2006 and -€1.5 million in 2007), operating cash flow before changes in working capital increased 9.6%, reflecting improved performance and the growth of the Group. The definition of Operating cash flow before changes in working capital recommended by the CNC (French National Accounting Institute) excludes the impact of financing activities and taxation.

Net cash from operating activities increased from €3,389.6 million in 2006 to €3,634.6 million in 2007, primarily as a result of the increase in operating cash flows before changes in working capital. Working capital requirements increased slightly in 2007 given the growth of activities.

Net cash used in investing activities increased from €2,904.0 million in 2006 to €4,018.4 million in 2007. This increase of €1,114.4 million on 2006 was mainly due to investments in the SULO Group companies in Germany (€129 million), the Thermal North America Inc. Group in the United States (€308 million), VES Technitalia (formerly TMT) in Italy (€100.5 million) and an increase in capital expenditure of €501.1million.

Financing cash flows changed from a net outflow of €71.5 million in 2006 to a net inflow of €940.8 million in 2007.

Fiscal year 2007 included :

▪ the €2.6 billion share capital increase finalized on July 10;

▪ a €1 billion bond issue paying fixed-rate interest of 5.125% and maturing May 2022, finalized in May;

▪ a GBP500 million bond issue (supplemented by an additional GBP150 million bond issue in January 2008); and

▪ the redemption of the EMTN issued in November 2005 in the amount of €491 million.

As a result of the cash flows described above, the effects of foreign exchange rates and other movements representing a cash outflow of €102.8 million, cash and cash equivalents totaled €2,656.2 million as of December 31, 2007, compared to €2,202 million as of December 31, 2006.

9.3.2

Sources of funds

9.3.2.1

External financing

As of December 31, 2007, Moody’s and Standard & Poor's rated VE SA as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Stable	In October 2007, Moody’s confirmed the rating awarded to Veolia Environnement on June 27, 2005.
Standard and Poor's	A-2	BBB+	Stable

On June 12, 2007, Standard and Poor’s confirmed the rating awarded to Veolia Environnement on October 3, 2005.

On September 26, 2007, following the end of the structural subordination impacting Veolia Environnement debt, Standard and Poor’s increased the long-term rating awarded to bond issues from BBB to BBB+.

Veolia Environnement pursued an active refinancing policy in 2007, aimed at strengthening its financial position and extending debt maturities.

The main debt facilities maturing in 2007 and either redeemed or refinanced were as follows:

▪ €491 million EMTN issue (series 16), issued in November 2005 and maturing May 30, 2007 redeemed in full at maturity,

▪ €142 million EMTN issue (series 19), issued in January 2006 and maturing July 18, 2007, redeemed in full at maturity.

In addition, Veolia Environnement launched the following new bond issues for a total euro equivalent of €1,882 million as of December 31, 2007:

▪ in February, a €200 million bond issue paying floating-rate interest (Euribor 3M+0.50%), maturing August 2008,

▪ in May, a €1 billion bond issue paying fixed-rate interest of 5.125%, maturing May 2022,

▪ in October, a GBP 500 million bond issue paying fixed-rate interest of 6.125%, maturing October 2037.

No major bank financing was secured or repaid in 2007.

The syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restrictive financial covenants (such as debt payout ratios or interest coverage ratios).

The net financial debt structure as of December 31, 2007 and 2006 was as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006
Non current borrowings	13,948.0	14,001.6
Current borrowings	3,805.0	2,904.1
Bank overdrafts and other cash position items	459.4	456.0
Sub-total borrowings	18,212.4	17,361.7
Cash and cash equivalents	(3,115.6)	(2,658.0)
Offset of fair value gains(losses) on hedging derivatives	27.7	(28.8)
Net financial debt	15,124.5	14,674.9

Group long-term borrowings fall due as follows as of December 31, 2007:

(€ million)	Total	Amounts falling due in
		2 to 3 years	4 to 5 years	More than 5 years
Bond issues	9,009.6	122.3	1,020.5	7,866.8
Bank borrowings	4,938.4	1,636.4	1,120.2	2,181.8
Non current borrowings	13,948.0	1,758.7	2,140.7	10,048.6

9.3.2.2

Share capital increase

In order to support its growth strategy and profit from market conditions, Veolia Environnement launched a cash rights offering (augmentation de capital avec maintien des droits préférentiels de souscription des actionnaires) on June 12, for an amount of €2,581.5 million (before offset of share issue costs against additional paid-in capital).

The subscription period opened on June 14 and closed on June 27, 2007.

The transaction resulted in the issue of 51,941,040 new shares with a par value of €5 each, representing a share capital increase of €259.7 million and the recognition of additional paid-in capital of €2,321.8 million.

This fund-raising transaction enabled the Group in particular to strengthen its equity and increase its financial flexibility and thereby continue its development under good conditions.

In addition, the introduction of minority interests into certain consolidated companies, in line with the Group’s desire to find partners in order to exploit commercial opportunities and/or dilute the risk exposure of the Group in certain countries, provided the Group with funds of €206 million in 2007. These transactions mainly concerned:

▪ the acquisition of a 10% stake by the EBRD in Veolia Voda, the holding company for Veolia Eau activities in Central and Eastern Europe, by way of a share capital increase of €90.4 million;

▪ the acquisition by IFC/Proparco of a stake in the share capital of the water division holding company for activities in the Middle East and Africa, generating funds of €34.8 million;

▪ the acquisition by partners of stakes in Chinese contracts of the water division (Lanzhou and Liuzhou), generating funds of €64.2 million.

9.3.3

Divestitures

Asset divestitures totaled €415 million, or €394.6 million net of cash of the companies sold.

Financial divestitures in 2007 mainly concerned the following transactions (€202 million excluding cash balances of companies sold):

▪ 19% of Veolia Service Environnement Maroc (Veolia Eau) for €36.4 million ;

▪ transportation activities in Spain for €24.0 million;

▪ shares in Residuos Industriales Multiquim SA by SARPI Mexico for €13.1 million;

▪ transportation activities in Denmark for €11.6 million;

▪ a 39% stake in Proactiva Mexico for €9.9 million.

The main industrial divestitures in 2007 totaled €212.9 million and comprised the following transactions:

▪ sale of Fawley installations in the United Kingdom in the environmental services division for GBP24 million (€35.8 million);

▪ sale of buildings, in particular in the Netherlands in the transportation division, for €16 million;

▪ other industrial asset sales mainly reflect the turnover of operating assets.

Principal payments on operating financial assets totaled €360.7 million in 2007, compared to €438.1 million in 2006.

9.3.4

Investments

(€ million)	Capital expenditure (1)		Financial investment (2)		New operating financial assets
	2007	2006	2007	2006	2007	2006
Water	866	853	794	214	280	262
Environmental Services	846	692	482	875	32	20
Energy Services	429	318	547	102	73	63
Transportation	459	302	101	253	36	16
Other	42	32	42	8	-	-
Total	2,642	2,197	1,966	1,452	421	361

(1)

Including assets purchased under finance leases.

(2)

Excluding cash and cash equivalents of companies acquired.

Capital expenditure

Capital expenditure (excluding assets purchased under finance leases) totaled €2,519 million in 2007, up 25% on 2006 capital expenditure of €2,018 million.

Capital expenditure including assets purchased under finance leases totaled €2,642 million and breaks down as follows:

▪ €866 million in the water division (up 1.5% on 2006), including growth investment of €335 million and maintenance-related investment of €531 million (€498 million in 2006);

▪ €846 million in the environmental services division (up 22.3% on 2006), including growth investment of €292 million and maintenance-related investment of €554 million. The increase in capital expenditure mainly reflects the growth of the environmental services division and the launch of a number of major industrial projects in France (new storage capacity) and Italy (incinerator);

▪ €429 million in the Energy Services Division (up 34.9% on 2006), including growth investment of €166 million and maintenance-related investment of €263 million. This increase in investment reflects activity growth and, notably, the construction of heat and electricity production installations in France;

▪ €459 million in the transportation division (up 52.0% on 2006), including growth investment of €233 million and maintenance-related investment of €226 million. Capital expenditure includes the purchase of the Jean Nicoli ship by SNCM;

▪ Maintenance-related investment totaled €1,590 million (4.9% of revenue), compared to €1,417 million in 2006 (5% of revenue).

Financial investment

Financial investment, including €131 million of cash and cash equivalents balances of companies acquired in 2007, totaled €1,835 million in 2007, compared to €1,291 million in 2006.

• In 2006, financial investments particularly included the acquisition by Veolia Eau of Banska Bystrica and Poprad in Slovakia for €71 million and of the Kunming and Liuzhou contracts in China for €60 million, the acquisition by Veolia Propreté of Cleanaway in the United Kingdom for €745 million and of Biffa Belgium for €63 million and the acquisition by Veolia Transport of SNCM for €72 million and of Shuttleport and Supershuttle in the United States for €100 million.

Financial investments of €1,966 million in 2007 (excluding cash and cash equivalents balances of companies acquired) break down as follows:

▪ €794 million in the water division (compared to €214 million in 2006). The main financial investments concern the non-regulated assets of Thames Water for €86 million, the acquisition of the Lanzhou, Haikou and Tianjin Shibei in China (for €98 million, €91 million and €219 million respectively), the assets of the Process Services Division of Tetra Technologies for €43 million and the acquisition of Anox Kaldnes, a Swedish technology company, for €74 million;

▪ €482 million in the environmental services division (compared to €875 million in 2006). The main financial investments concern the acquisition of SULO in Germany for €156 million (net of the proceeds of the sale of the ET Division at the end of July 2007), of VES Tecnitalia (formerly TMT) in Italy for €104 million and Allied assets in the United States for €71 million;

▪ €547 million in the Energy Services Division (compared to €102 million in 2006). The main financial investments concern the acquisition of Thermal North America, Inc. for €316 million, of Hungarian companies for €63 million, of Kolin in the Czech Republic for €27 million and of cogeneration companies in Germany for €29.5 million;

▪ €101 million in the transportation division (compared to €253 million in 2006). The main financial investments concern the acquisition of People Travel Group (PTG) in Sweden for €46.6 million and of “transport-on-demand” companies in the United States for €19 million.

Cash balances of companies acquired total €131 million and mainly concern the SULO Group companies in the amount of €26 million.

New operating financial assets (IFRIC 12 and IFRIC 4 receivables)

New operating financial assets total €421 million in 2007, compared to €361 million in 2006 and break down as follows:

▪ €280 million in the water division, an increase of €18 million compared to 2006; this increase is mainly attributable to the Oman Sur BOT contract in the amount of €47 million and the increase in Berlin Water receivables for €26 million, offset by a reduction in BOT construction activities of €60 million in Belgium and the Netherlands;

▪ €32 million in the environmental services division, an increase of €12 million compared to 2006;

▪ €73 million in the Energy Services Division, an increase of €10 million compared to 2006;

▪ €36 million in the transportation division, an increase of €20 million compared to 2006.

9.3.5

Operating working capital requirements

Working capital requirements increased in 2007 from €111.8 million in 2006 to €167.1 million in 2007, primarily as a result of activity growth.

9.3.6

Market risk

Please refer to Note 31 to the consolidated financial statements.

9.4

Return on capital employed (ROCE)

Veolia Environnement has adopted the performance indicator ROCE (return on capital employed) to track the Group’s profitability. This indicator measures Veolia Environnement’s ability to provide a return on the funds provided by shareholders and lenders.

The return on capital employed is defined as the ratio of:

▪ Recurring operating income after tax, plus the share of net income of associates, less net operating income after tax from operating financial assets (return on operating financial assets net of tax allocated to this activity);

▪ Average capital employed during the year;

▪ Since 2005 and the adoption of IFRS, capital employed excludes operating financial assets and net income from operations excludes the related income. The application of IFRIC 12 in 2006 triggered significant movements in operating financial assets, which were taken into accounting in the restated financial statements.

Net income from operations is calculated as follows:

(€ million)	2007	2006
Recurring operating income	2,469.2	2,222.2
+ Share of net income of associates	16.9	6.0
- Income tax expense (1) (2)	(406.9)	(463.2)
- Revenue from operating financial assets	(345.1)	(351.0)
+ Income tax expense allocated to operating financial assets	62.5	54.5
Net income from operations	1,796.6	1,468.5

(1)

In 2004, the financial restructuring transactions following the divestiture of the U.S. activities of the water division generated tax losses which where recognized in the consolidated balance sheet. Given its exceptional nature, the resulting credit of €138.4 million recognized in net income was eliminated from the calculation of ROCE. The utilization of these tax losses in 2006 and 2007 generated charges of €32.7 million and €24.2 million respectively, which were similarly eliminated from the calculation of ROCE.

(2)

In 2006, the non-recurring deferred tax credit of €86.3 million relating to the restructuring of the U.S. tax group was eliminated from the calculation of ROCE. In 2007, a tax benefit of €11 million was considered non-recurring.

Average capital employed during the year is defined as the average of opening and closing capital employed.

Capital employed is defined as the sum of net intangible assets and property, plant and equipment, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements and net derivative instruments less provisions and other non-current debts.

Capital employed is calculated as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Intangible assets and property, plant and equipment, net (1)	14,117.8	11,644.1	10,258.9
Goodwill, net of impairment	6,913.2	5,705.0	4,752.3
Investments in associates	292.1	241.0	201.5
Operating and non-operating working capital requirements, net (2)	(33.2)	198.8	160.8
Net derivative instruments and other (3)	79.4	26.9	(66.6)
Provisions	(2,964.7)	(3,022.5)	(2,402.0)
Other non-current debt	-	(207.3)	(203.7)
Capital employed	18,404.6	14,585.0	12,701.2
Average capital employed	16,494.8	13,643.1	N/A

(1) Including the investment in Tianjin Shibei (water division) for €219 million

(2)

Including net deferred tax but excluding deferred tax relating to U.S. divestitures and related restructurings (€60.7 million in 2007, €84.9 million in 2006 and €117.6 million in 2005).

(3)

Excluding derivatives hedging the fair value of debt for €27.7 million in 2007, -€28.8 million in 2006 and -€161.1 million in 2005.

The return on capital employed (ROCE) of the Group is as follows:

(€ million)	Net income from operations	Average capital employed during the year	ROCE
2007	1,796.6	16,494.8	10.9%
2006	1,468.5	13,643.1	10.8%

Unlike income statement line items, ROCE is relatively insensitive to fluctuations in foreign exchange rates.

Therefore, ROCE improved slightly despite the marked increase in average capital employed as a result of activity growth and acquisitions. This is due to the combined impact of productivity measures, the increased maturity of the contract portfolio, the contribution of companies acquired and the improvement in the income tax expense.

9.5

Statutory auditors’ fees

In 2007 and 2006, Veolia Environnement and its fully and proportionally consolidated subsidiaries paid the following fees to its Statutory Auditors for services rendered in connection with all consolidated companies:

(€ millions)	KPMG network				Ernst &Young network
	BeforeTax		Percentage		BeforeTax		Percentage
	2007	2006	2007	2006	2007	2006	2007	2006
Audit
Statutory auditors, certification, review of statutory and consolidated accounts(1)
• Veolia Environnement	1.2	1.2	5.1%	5.5%	1.1	1.2	4.8%	6.0%
• Subsidiaries (proportionally consolidated subsidiaries)	15.3	13.2	64.5%	60.8%	15.7	13.3	68.6%	66.2%
Other related diligence and services rendered (2)
• Veolia Environnement	1.0	1.1	4.2%	5.1%	1.2	0.8	5.2%	4.0%
• Subsidiaries (proportionally consolidated subsidiaries)	6.2	6.2	26.2%	28.6%	4.9	4.8	21.4%	23.8%
Sub-Total 1	23.7	21.7	100.0%	100.0%	22.9	20.1	100.0%	100.0%
Other services rendered by the networks to the globally consolidated subsidiaries
• Legal, fiscal, social	0	0	0.0%	0.0%	0	0	0.0%	0.0%
• Other	0	0	0.0%	0.0%	0	0	0.0%	0.0%
Sub-Total 2	0	0	0.0%	0.0%	0	0	0.0%	0.0%
Total (1+2)	23.7	21.7	100.0%	100.0%	22.9	20.1	100.0%	100.0%

(1) Includes fees relating to independent experts or audit network members whom the statutory auditor appeals to during the review of the accounts.

(2) Diligence and services rendered to Veolia Environnement or its subsidiaries by the statutory audit or by members of the network.

(3) Services other than auditing services rendered by members of the network to subsidiaries of Veolia Environnement.

9.6

Outlook

See chapter 13, infra.

CHAPTER 10
CASH FLOW AND CAPITAL

Information relating to cash flows, working capital requirements and investments is set forth in the reference document, in chapter 9, paragraphs 9.3.1, 9.3.4 and 9.3.5 and in chapter 20, paragraph 20.1, notes 13, 15, 20 and 33 of the consolidated financial statements.

Information relating to borrowing conditions and the structure of Veolia Environnement’s financing is set forth in the reference document in chapter 9, paragraph 9.3.2 and chapter 20, paragraph 20.1, notes 18, 19, 20, 23 and 24 of the consolidated financial statements.

Like most bank debt and bond documentation, Veolia Environnement’s financing documents contain “covenants” or traditional undertakings that require certain actions (such as the requirement to provide annual and six-month financial statements) and that restrict certain actions (such as covenants not to grant security interests with respect to financial debt, subject to certain exceptions).

With the exception of the private placement in 2003 in the United States (see chapter 20, paragraph 20.1, note 18 of the consolidated financial statements), the Company’s financing documents do not include any restrictive financial covenants, such as an interest coverage ratio or a debt payout ratio. The latter is the ratio between net debt and operating cash flow adjusted for certain elements. This ratio is however used to determine the margin applicable to certain significant financings of the Company (princing grids), for example the syndicated credit lines signed in 2004, for a maximum aggregate amount of US$1.25 billion (drawn down in the amount of approximately €544 million as of December 31, 2007) and a syndicated credit line for the refinancing of the acquisition of the Berlin water contract, signed in January 2005 for a principal amount of €600 million, which came to maturity on January 15, 2008.

The financial ratios may also be used in certain project financings, which are generally effected through special purpose entities, for which the financing is precisely based on the cash flows generated by the relevant project. These project financings, the amounts of which are not individually significant at the Group level, are either “without recourse” or with limited recourse. The financial ratios may also exist in certain financings approved by multilateral development banks.

The Company centralizes its significant financings to ensure optimization. In certain financings contracted by the parent company, this centralization is subject to structural subordination intended to assure lenders that the majority of the financings are at the level of Veolia Environnement and that the Group does not modify its financing policy.

As of December 31, 2007, Veolia Environnement was in compliance with its covenants.

CHAPTER 11
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

11.1

Research and Development (R&D)

11.1.1

Research and Development: a priority area for Veolia Environnement

The activities of Veolia Environnement are at the crossroads of the main challenges of the modern world: urbanization, access to water, fighting against climatic change. The solutions to these current challenges require a global industrial and technological approach. This global approach lies at the core of Veolia Environnement’s Research and Development (R&D) strategy.

The focus of Veolia’s R&D includes managing and preserving resources, limiting the impact on the environment, improving the quality of life of populations, developing sources of renewable energies. Fighting against climate change is also a top priority. Research efforts relate mainly to the optimization of energy within the group’s facilities, the collection and storage of carbon dioxide, the development of bioenergies and clean transport methods.

In each of these areas, the know-how and technologies of the Group are complementary. This is the case, for example, in the area of sludge, biomass, biofuels, prevention of legionellas, or treatment of factory effluents.

In addition, the mobilization of a network of international experts and the application of research programs on different geographical study sites make it possible for Veolia Environnement to benefit from answers to specific local problems and contexts that may be adaptable to other regions of the world.

Veolia Environnement’s research teams are committed, in all their work, to respond to environmental challenges while ensuring the group’s competitiveness. R&D is a priority area for the Company: the 45% increase since 2003 of the resources allocated to these efforts is evidence of this commitment.

11.1.2

Research and Development Resources

Veolia Environnement’s research activities are overseen by Veolia Environnement Recherche et Innovation (VERI), which since January 2007 has fulfilled the missions of the Research, Development and Technology department, or “Research Department”. In 2007, this department consisted of nearly 800 experts worldwide (including 400 researchers and 400 on-site developers) with a total budget of approximately €118 million16.

The Veolia Environnement Research Department works on behalf of all of the Group’s divisions, given that their needs are similar. In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all divisions, the research department helps to ensure a better consistency of the Group’s R&D activities with the Group’s strategy.

Veolia Environnement has four main research centers that operate as a network. Located in the Ile-de-France region (Paris area) and specialized in water, waste, energy and transport, the centers have related units or correspondents in France and abroad (United Kingdom, Australia, Germany, United States and Australia).

16 For the fiscal year ended December 31, 2007, research expenses totaled €84.6 million (see chapter 20, § 20.1, note 22 below), which, when added to operational development costs, amounts to an estimated budget of €118 million.

In 2003, Veolia Environnement established an international Research and Development correspondent network to identify and analyze specific local technical development and innovation needs. Certain research centers abroad have acquired specialized expertise and are partners with centers in France. These research units enhance Veolia Environnement’s technological expertise. In the area of water for example, the Berlin Center of Competence for Water (Kompetenzzentrum Wasser Berlin) is the reference point for the protection of water resources. Australia has become the reference point for information relating to the recycling of water.

The research teams include experts in the fields of health, environment and analysis who help anticipate the needs and provide support to operators:

• The Environment Department runs the research programs centered on the management and protection of water resources, environmental model building as well as on the evaluation of risks and environmental impacts (ACV);

• The Health Department evaluates the risks and health benefits linked to the activities of Veolia Environnement, in concert with doctors and environmental health specialists. It preventively identifies emerging health dangers and oversees the safety of the Group’s services with regards to human health;

• The Environmental Analyses Center (EAC) conducts the analytical research activities of Veolia Environnement and manages a network of laboratories. It carries out environmental and health monitoring control analyses for the entire group. It develops measurement methods to rapidly and precisely identify pollutants or microorganisms in a very low concentration.

11.1.3

Innovation: a rationalized method

The research team aims to provide innovative practical solutions within their areas of expertise, which are crucial for the competitiveness of the Veolia Environnement Group. R&D is driven by a rationalized method allowing technological risks to be mastered, and allowing rapid progress and the creation of successful commercial applications that are both reliable and effective. The main steps in the innovation process are:

• Strict regulatory, technological and commercial monitoring that enables the Group to anticipate future needs and proceed with the launch of new research programs as quickly as possible. Laboratory or field tests are then carried out to verify the feasibility of the research. At this stage, analytical modeling17 may be carried out, depending on the circumstances (i.e., exploring functionality and cost containment potential).

• If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.

• The next phase is the development of a pre-industrial unit to be installed on an appropriate site and operated by personnel.

For each step in the innovation process, various entities (research teams, university or private laboratories) are called upon to collaborate.

17 At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanics.  This technology enables researchers to simulate the operation of installations and test a larger number of scenarii to improve efficiency.  Over a shorter period, such software enables researchers to optimize test protocols.

Veolia Environnement’s researchers are part of an international network of researchers. They forge fundamental links with other research teams, each taking advantage of the expertise of the others. While these collaborations enrich the knowledge of the R&D group and keep it up to date, they also provide effective prospects for scientific advancement and return on our partners experience. Researchers also work with several top universities and participate in research programs for national and international institutions. They also share their technological knowledge with industrial players.

11.1.4

Main Research & Development Areas for Veolia Environnement

The four areas that are at the core of Veolia Environnement’s current R&D are:

• The management and preservation of natural resources

Research on sea water desalination processes, collection of rain water or re-use of wastewaters after treatment aimed at meeting the growing need for water. The mechanization and automation of sorting processes for used materials, as well as the design of recycling processes for end of life products or factory effluents, encourage the re-use of materials found in waste at a competitive cost.

• Limitation of environmental impacts

The improvement of treatment techniques for factory effluents and dangerous waste makes it possible to limit the dispersion of pollutants in the environment and better respect biodiversity and human health. As a leader in environmental services, the Veolia Environnement Group must set the example with regards to the reduction of the impact of its activities. Efforts are therefore focused on reducing the refuse coming from Veolia Environnement facilities, diminishing noise and olfactory nuisance, and developing cleaner means of transportation.

• Improvement of quality of life

The perfecting of used water decontamination and of waste management systems tailored to developing countries improves the environmental safety of non-Western cities and helps prevent epidemics from spreading on a worldwide scale. It also preserves the quality of the water and thus the health of those who consume it. Along with the development of clean means of transportation, the organization of mass transportation limits greenhouse gases and atmospheric pollution. It improves living conditions in major cities and encourages economic development in developing countries.

• The development of alternative energy sources

As carbon dioxide emissions continue to exceed the absorption capacity of the biosphere, the production of substitute fuels and biofuels, the recycling of biomass as energy, the development of industrial applications of fuel cells and the optimization of the performance of the Group’s waste incineration units help limit emissions of greenhouse gases. These measures also help respond to the increasing demand for energy, address the depletion of fossil fuel reserves, and further the attempts to economize hydrogen.

More than 70% of Veolia Environnement’s research programs aim to limit greenhouse gas emissions. Relying on an approach aimed at, first, not releasing greenhouse gases, and, when that is impossible, reducing such emissions, the Company aims to control needs, improve processes and energetic efficiency as well as exploit more renewable energy sources. The Group also strives to implement processes to capture, store and upgrade greenhouse gases and anticipate future constraints resulting from climatic changes.

11.1.5

Improvements for 2007

• A research platform dedicated to high-performance systems for the treatment of drinking water

In September 2007, Veolia Environnement opened a 1000 square meter test hall close to the drinking water plant of Annet-sur-Marne near Paris, France. Dedicated to studies on high-performance systems for the treatment of drinking water, it brings together close to twenty pilots that serve several research projects. Diminishing organic matter, reducing the inconveniency of chlorination, especially relating to the taste of water and undesirable byproducts and controlling emerging health risks are the main objectives. Research relating to technological performance is coupled with the energy and environment results in order to select the most reliable processes. In particular, two kinds of treatment are studied in the hall:

- Hybrid processes (traditional system plus membranes) that are grouped within the Opaline system (trademark filed by the Group): they associate ultra filtration membranes (0,01 micron pores) with absorbents, resin or activated carbon. They are currently being tested on an industrial scale to treat waters with high organic matter content.

- Nanofiltration: in this system, the pores of the membranes are ten times closer together than in the former one. Implemented for over ten years, Veolia Environnement is seeking to optimize this system in order to reduce the related energy consumption, avoid clogging and limit the impact of effluents.

• A research program focused on the collection, transport, use and storage of carbon dioxide

This solution, which should in 2050 contribute to the reduction of greenhouse gases worldwide by 20 to 30%, has been the subject of a research program since 2007, although the Veolia Environnement Group has been studying this topic since 2005.

The goal of this program is to create a new means of reducing the Group’s greenhouses gas emissions, increase its expertise and explore new markets, along with the ability to propose a complete range of services relating to the reduction of greenhouse gas emissions.

To this end, the program’s objectives are to find catchment solutions that are appropriate for various types and sizes of facilities within the Group, to study the various transport and recycling systems for the adapted to the geographical position of its facilities, to establish an acceptable framework for the risks and stakes of this solution, and to set up pilots in order to enhance its expertise in the field of catchment, transporting, recycling and storage of carbon dioxide.

The first on-site research pilots will be launched in 2008.

• Development and reinforcement of the bio-energy program

The use of biomass and waste (solid and liquid) as an energy source represents a solution not only for the conservation of fossil fuels but also for the promotion of renewable energies while minimizing environmental and health risks. One of the objectives of Veolia Environnement’s Research and Development department is to develop, evaluate, and validate the recourse to bio-energies, such as solid combustible waste, biogas from storage centers, mud from purification stations and biofuels.

A reorganization of the program was conducted in 2007 through the creation of three major projects: biofuels, biomass depositing and energy recycling platform. The research teams were reinforced in order to implement these projects.

• A research program on atmospheric pollution modeling

A research program concerning atmospheric pollution modeling was launched one year ago. The approach consists in developing software that is applicable to all Veolia Environnement trades. The aim is to better understand the spreading mechanisms of atmospheric pollution, track pollution and better understand emissions in order to control the concentration levels of pollutants in the environment. The innovative aspect of this approach is that, in the future, the Company will be able to monitor in real time the concentrations of pollutants in a given location and to adapt the activity based on such concentrations or measures, in particular during the design and location selection phase of facilities. The model is based on exiting flows, weather conditions, topography, land use… In the long term, the control of pollution levels by adapting exit flows will be a function of local weather forecasts.

• A research program to limit the polluting emissions of composting platforms

The studies led by the Veolia Environnement research teams aim to optimize the design of composting platforms, to control and limit their health and environmental impact and to guarantee the traceability, the agronomic quality, and the harmlessness of the composts. The R&D teams have developed an urban organic waste composting process (sludge, household waste and assimilated). The modeling of windrow airing systems coupled with an innovative patented composting technique makes it possible to guarantee the composts’ purification, by reducing the energy consumption of current industrial facilities as well as odors and greenhouses gas emissions. This is particularly the case for nitrous oxide which has a global warming potential that is 310 times stronger than that of carbon dioxide.

• Advances in biofuels research

Veolia Transport’s goals include encouraging the use of biofuels by helping local communities make the right choices among new energies and renewing the fleet of motor vehicles to reduce their environmental impact and greenhouse gases. To this end, Veolia Environnement’s researchers have tested, evaluated and approved a biodiesel, also called Diester, made with 30% of canola seed ester that does not alter the performance of motors.

Particle filter tests on motors fueled by biodiesel are currently being conducted. A more significant use of biofuels in the Veolia Transport fleets is currently being considered.

In cooperation with Veolia Propreté, researchers are currently testing a system of esterification of used oils mixed with diesel fuel, a successful example of the reuse of collected waste.

• A research program to optimize the electric consumption of street railways

Non-polluting, silent, preserving the environment and the quality of service, street railways have been making a comeback since the 1990’s. However, on street railway networks, electric consumption is a parameter that has not yet been completely mastered. With the help of the research conducted on the Rouen and St Etienne networks, Veolia Transport’s Research and Innovation Center has established a complete energy assessment of the equipment tested. For instance, it has identified the portion used by the heating system in the winter, or the influence of driving on the vehicle’s consumption. An energy conservation policy will be established and the optimization of electric storage on board will be assessed.

11.2

Patents and licenses

See Chapter 6, paragraph 6.2.5 (Intellectual property – Dependence of the Company).

CHAPTER 12
TREND INFORMATION

12.1

Trends

The principal trends relating to or affecting the Company’s business are described in chapter 6, paragraphs 6.1 and 6.2.

There has been no material adverse change in Veolia Environnement’s prospects since the end of the 2007 fiscal year. The Company does not know of any event or circumstance that could reasonably have a material effect on its prospects for the current fiscal year.

12.2

Recent developments

Veolia Environnement (Group level)

On February 5, 2008, the Company published its consolidated revenues for the year ended December 31, 2007 (unaudited IFRS figures), which amounted to €32,628.2 million. Veolia Environnement also submitted its quarterly financial information as at December 31, 2007 to the AMF and released it to the public (Transparency Directive).

On March 7, 2008, the Company published a press release regarding its annual results for 2007.

On February 12, 2008, Veolia Environnement announced the launch of the Veolia Observatory of Urban Lifestyles. Having worked with various cities for over 150 years, the Company is able to anticipate the complexity of urban problems and their interrelation so as to offer essential services that improve the quality of urban life. By 2030, 60% of the world population will be living in cities. Veolia Environnement has created the Veolia Observatory of Urban Lifestyles to enhance its knowledge of city life. The Observatory is publishing the findings of its first study, which was carried out by Ipsos, the French market research institute, between September and December 2007. The study examines the relationship between city dwellers and the place where they live. A total of 8,500 people were surveyed in 14 cities around the world. The detailed findings of this survey can be found in a brochure published by the Veolia Observatory of Urban Lifestyles. The survey will be carried out again in 2009 using a new group of major cities around the world.

Veolia Eau

On February 11, 2008, Veolia Eau announced that it had won, via its subsidiary Veolia Water Solutions & Technologies, a contract in a consortium including Warbud, the Polish civil engineering company, and WTE, the German water company, to upgrade and extend the Czajka wastewater treatment plant in Warsaw, Poland. The contract will provide estimated total cumulative revenues of €500 million for the consortium, of which approximately €148 million will go to Veolia Eau. After completion, which is scheduled for 2010, Czajka will be the largest wastewater treatment plant in Poland. This contract is part of a larger development project in the countries in Eastern Europe, which have a significant need to renew their purification infrastructures. This contract will allow Veolia Water, which already has a strong presence in this part of Europe, and particularly in the Czech Republic, Romania, Hungary and Slovakia, to reinforce its presence in Poland.

Veolia Propreté

The acquisition of Bartin Recycling Group, the third company in France for recycling and reuse of scrap iron and metals, which generated €249 million revenues in 2006, was finalized on February 13, 2008. This acquisition will increase Veolia Propreté’s metal recycling capacity in France from 250,000 to more than one million tons per year, which is a significant gain considering that 50% of steel worldwide is produced from scrap iron.

In February 2008, Veolia Propreté entered into a signifcant twenty five-year PFI agreement in Southwark County, U.K. The agreement represents estimated global revenues of €900 million, thanks to a global integrated management strategy which proposes the reduction, collection, reception, transfer, recycling, composting, pretreatment and disposal of waste.

On March 17, 2008, the district authorities of West Berkshire awarded to Veolia Propreté a Private Finance Initiative (PFI) contract for integrated waste management with a twenty-five year term, representing total aggregate estimated revenues of €667 million. The contract covers the collection, recycling and elimination of waste from the district as well as urban cleaning services. Veolia Propreté will build and manage the installations for the upgrade, transfer, composting and recycling of household waste.

Dalkia

On February 18, 2008, Dalkia announced the success of the public tender offer launched on December 17, 2007 for the Polish company Praterm. Dalkia is now the majority shareholder of the company, holding 97.9% of its share capital for an investment of €142 million. With more than 260 km of small and medium sized networks, Praterm is present in 21 cities in the north, south, and southeast of Poland. It produces and distributes heat to nearly 520,000 inhabitants and is expected to generate revenue of approximately €55 million in 2008.

Veolia Transport

In January 2008, the urban and suburban bus transportation agreement in Las Vegas was renewed for a two-year term. This agreement, the operation of which will begin in April 2008, represents cumulative estimated revenues of approximately €137 million. The renewal of the Boston agreement in 2007 and of the Las Vegas agreement in 2008 constitute major successes for Veolia Transport, these two agreements being the most significant in Northern America in their respective markets in terms of revenues.

Since January 2008, Veolia Transport Sweden has held two thirds of the share capital of the company Tagia, the manager of the Stockholm metro. This company, the remaining capital of which is owned by Storstockholms Lokaltrafik AB (SL), the company overseeing the public transport system in the Stockholm region, generated revenues of approximately €75 million in 2007.

On February 20, 2008, Veolia Cargo, a subsidiary of Veolia Transport specialized in railway logistics, announced the execution of an agreement relating to the acquisition of Rail4Chem, a German railway company specialized in international railway freight transport. Rail4Chem generated revenues in 2007 of more than €80 million. This acquisition will be finalized during 2008, subject to the approval of the competition authorities.

CHAPTER 13
FORECASTS OR ESTIMATES OF RESULTS

13.1

Forecasts

For 2008, Veolia Environnement anticipates increasing its revenue, opearting cash flow, and net income (Group share) by at least 10%.

These objectives are based principally on assumptions and estimates relating to the following: (i) exchange rate parity determined at the Group level and interest rate changes, (ii) treated or distributed volume estimates based on historical experience, (iii) estimates relating to annual price adjustments on long-term contracts, (iv) estimates as to the evolution in market prices in certain segments of the waste management sector, (v) success of the strategy to control operating costs and of their evolution, (vi) the price of energy, (vii) climatic conditions and (viii) the effect of the development of existing contracts and the impact of recent commercial developments and of acquisitions. Certain of these data, assumptions and estimates result from or are based upon, in whole or in part, the conclusions or decisions of the management of Veolia Environnement and its subsidiaries, and may be changed or modified in the future.

The objectives, statements and prospective information summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates are dependent on future facts and circumstances. They do not constitute historical data and cannot be interpreted as guarantees of future results. By definition, this information, and these assumptions and estimates, as well as the elements used to determine such objectives and prospective information, may not occur, and may change or be modified as a result of uncertainties tied to the Company’s economic, financial and competitive landscape. In addition, the occurrence of certain risks described under “Risk Factors” in chapter 4 of the 2007 reference document may have an impact on the Group’s activities and its ability to realize its objectives as set forth above.

13.2

Statutory Auditors’ Report on profit forecasts

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law and should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

To M. Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement,

In our capacity as Statutory Auditors of your company and in accordance with Commission Regulation (EC) No 809/2004, we hereby present our report on profit forecasts of Veolia Environnement in part 13 (section 13.1) of its “document de référence” registered by the French stock exchange regulatory body (AMF) on March 31, 2008.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the provisions of Commission Regulation (EC) No 809/2004 and the CESR advice on forecasts.

It is our responsibility to express, in accordance with the terms required by Annex I, item 13.2 of Commission Regulation (EC) No 809/2004, our conclusion on the appropriateness of the preparation of such forecasts.

We conducted our work in accordance with the auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Veolia Environnement. They also involved collecting data and explanations we deemed necessary in order to obtain assurance about whether the forecasts are appropriately prepared on the basis of the specified assumptions.

We wish to remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented and so, we do not express any conclusion as to the potential realisation of such forecasts.

In our opinion:

• The forecasts have been appropriately prepared on the indicated basis,

• The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Veolia Environnement.

This report is issued for the sole purpose of any public offering - in France and any other EU country - realised on the basis on a prospectus registered with the French stock exchange regulatory body (AMF), including or incorporating by reference the 2007 “document de référence”. It may not be used in any other context.

Paris-La Défense et Neuilly-sur-Seine, on March 31, 2008

KPMG Audit Department of KPMG S.A.		ERNST & YOUNG et Autres
SALUSTRO REYDEL Member de KPMG International		BARBIER FRINAULT & AUTRES Ernst & Young
Jay Nirsimloo	Baudouin Griton	Jean Bouquot	Patrick Gounelle

13.3

Objectives and outlook18

In the medium-term, the Group intends to pursue its development in each of its business segments and will seek to increase revenue by 8% to 10% and the maintenance of an after-tax ROCE of 10% (excluding the potential effects of the timing of acquisitions).

This growth will depend on organic growth of existing contracts, acquisition goals for new contracts in growing markets in priority regions (Europe, North America and certain Asia-Pacific and Middle Eastern countries) and a selective, value-driven acquisition policy in environmental services.

This growth strategy will be pursued in compliance with the Group’s balance sheet commitments (ratio of net financial debt to the sum of operating cash flow plus payments on operating financial assets between 3.5 and 4), and the maintenance of its dividend distribution policy comprised between 50 and 60% of the recurring net income.

18 These objectives are not part of the profit forecast information that is the subject of the Statutory Auditors’ Report in paragraph 13.2.

CHAPTER 14
BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

The Company has been a société anonyme à conseil d’administration since its general shareholders’ meeting held on April 30, 2003, which is a French corporation with a single board of directors. Its shares are quoted on the Euronext Paris market and on the New York Stock Exchange (NYSE). The Company is subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the United States.

14.1

Board of Directors of the Company

Composition of the board of directors and business activities conducted by the directors outside of the Company

The board of directors, at its meeting held on March 29, 2007, appointed Mr. Augustin de Romanet de Beaune, the new chief executive officer of the Caisse des Dépôts et Consignations, as Mr. Francis Mayer’s replacement.

The combined general Shareholders’ meeting of May 10, 2007 approved the appointment of Mr. Augustin de Romanet de Beaune and of Mr. Paolo Scaroni who was appointed by the board of directors during its meeting held on December 12, 2006.

The following table sets forth the names and ages of the members of the board of directors as of the date of filing of this reference document, the date of their first appointment, or renewal, as the case may be, to the board and the date of expiration of their current term, their current principal business activities conducted outside of the Company including other directorships, as well as any other positions held over the past five years.

The directorships set forth below are provided as of January 31, 2008.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years
Henri Proglio Age 58 Date of first appointment: 4/30/2003 Expiration of term: GM 2009 Principal Function within the Company: Chairman and Chief Executive Officer of Veolia Environnement

In France:

Member of the supervisory board of Natixis; Member of the supervisory board of Elior;

Director of EDF;

Director of Casino, Guichard-Perrachon;

Member of the supervisory board of Lagardère;

Member of the supervisory board of CNP Assurances;

Deputy director (censeur) on the supervisory board of Caisse Nationale des Caisses d’Epargne;

Manager of Veolia Eau – Compagnie Générale des Eaux; Chairman of the board of directors of Veolia Propreté;

Chairman of the board of directors of Veolia Transport;

Member of the supervisory boards A and B of Dalkia;

Chairman of the board of directors of Veolia Water;

Chairman of the supervisory board of Dalkia France;

Director of SARP Industries;

Director of Dalkia International;

Director of Société des Eaux de Marseille;

President of Campus Veolia Environnement.

Outside France:

Director of Veolia ES Australia; Director of Veolia Transport Australia; Director of Veolia Environnement Services Holdings Plc; Director of Siram; Director of Veolia ES Asia; Director of Veolia Transport Northern Europe; Director of Veolia Environnement UK Ltd (United Kingdom); Director of Veolia ES North America Corp.

Chairman of the management board of Vivendi Environnement;

Director of Thales;

Director of EDF International;

Director of Vinci;

Member of the supervisory board of CEO;

Member of the supervisory board of CFSP;

Director of Comgen Australia;

Chairman and chief executive officer of Veolia Transport;

Director of Connex Asia Holdings (Singapore);

Director of Connex Leasing (United Kingdom);

Director of Connex Transport AB (Sweden);

Director of Connex Transport UK (United Kingdom);

Director of Coteba Management;

Member of the supervisory board of Société des Eaux de Melun;

Director of Esterra;

Director of SARP ;

Director of B 1998 SL and FCC (Spain);

Director of GRUCYCSA (Spain); Director of Montenay International Corporation (USA);

Director of ONEL (United Kingdom);

Chairman and chief executive officer of Veolia Propreté;

Director of Onyx UK Holdings (United Kingdom);

Director of OWS (USA);

Director of SAFISE;

Chairman and chief executive officer of Veolia Water;

Director of WASCO (f/k/a USFilter, USA).

Jean Azéma Age 55 Date of first appointment: 4/30/2003 Expiration of term: GM 2009	Principal function outside the Company: Chief Executive Officer of Groupama SA Other current directorships and positions:	Chairman of the management board of Groupama SA; Permanent representative of CCAMA in Gimar Finance SCA; Permanent representative of

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years
Principal Function within the Company: Member of the board of directors of Veolia Environnement

In France:

Chief executive officer of Fédération Nationale Groupama.

Chairman of the board of directors of Groupama International;

Chief executive officer of Groupama Holding and Groupama Holding 2;

Director of Société Générale;

Permanent representative of Groupama SA on the board of directors of Bolloré;

Chairman of the Fédération Française des Sociétés d’Assurance Mutuelle (FFSAM);

Vice Chairman of the Fédération Française des Sociétés d’Assurance.

Outside France:

Member of the supervisory board of Mediobanca.

Groupama Investissement in Gimar Finance SCA;

Permanent representative of CCAMA in SCI Groupama les Massues;

Permanent representative of Groupama Assurances et Services in Bolloré Investissement;

Director of Mediobanca.

Daniel Bouton

Age 57

Date of first appointment:
4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
GM 2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

	Principal function outside the Company: Chairman and Chief Executive Officer of Société Générale Other current directorships and positions: Director of Total SA.	Member of the supervisory board of Vivendi Environnement; Director of Arcelor; Director of Schneider Electric SA.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years
Jean-François Dehecq Age 68 Date of first appointment: 05/11/2006 Expiration of term: GM 2012 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside of the Company:

Chairman of the board of directors of Sanofi-Aventis.

Other current directorships and positions:

In France:

Director of Air France;

Director of Agence Nationale de la Recherche ;

Chairman of the Association Nationale de la Recherche Technique ;

Member of the Fondation Française pour la recherche sur l’Epilepsie ;

Chairman of the board of ENSAM/Paris Tech (Ecole Nationale supérieure des Arts et Metiers).

Outside France:

Vice-President of EFPIA (European Federation of Pharmaceutical Industries and Associations);

Council member of IFPMA (International Federation of Pharmaceutical Manufacturers Associations).

Director of Pechiney ;

Chairman of the Conservatoire National des Arts et Métiers ;

Chairman of EFPIA (European Federation of Pharmaceutical Industries and Associations) ;

Member of the French board of INSEAD ;

Chief executive officer of Sanofi-Aventis;

Director of Finance and Management; Director of Société Financière des Laboratoires de Cosmétologie Yves Rocher ;

Member of the supervisory board of Agence de l’Innovation Industrielle.

Augustin de Romanet de Beaune Age 46 Date of first appointment: 3/29/2007 Expiration of term: GM 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Chief executive officer of Caisse des Dépôts et Consignations

Other current directorships and positions:

In France:

President of the supervisory board of SNI;

Member of the supervisory board of CNP;

Director of Dexia, Accor and Icade.

Member of the executive committee and deputy financial and strategic director of Crédit Agricole;

Deputy general secretary to the President of the Republic, Jacques Chirac;

Deputy director of the cabinet of the Prime Minister Jean-Pierre Raffarin.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years

Jean-Marc Espalioux

Age 56

Date of first appointment:
4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
GM 2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal function outside the Company:

Chairman and chief executive officer of Financière Agache Private Equity.

Other current directorships and positions:

Director of Air France-KLM;

Deputy director (censeur) of the supervisory board of Caisse Nationale des Caisses d’Épargne;

Member of the supervisory board of Homair Vacances;

Chairman of the supervisory committee of Lyporis (Go Voyages);

Director of the supervisory board of Groupe Flo.

Chairman of the management board of the Groupe Accor.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years

Paul-Louis Girardot

Age 74

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
GM 2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal function outside the Company:

Chairman of the Supervisory Board of Veolia Eau—Compagnie Générale des Eaux

Other current directorships and positions:

In France:

Chairman of the supervisory board of Compagnie des Eaux de Paris;

Member of the supervisory board of Dalkia France;

Member of supervisory boards A and B of Dalkia;

Director of Veolia Transport;

Director of Veolia Propreté;

Director of Veolia Water;

Director of Société des Eaux de Marseille;

Member of the supervisory board of Compagnie des Eaux et de l’Ozone;

Vice-chairman of Comité de Basse Seine Normandie.

Director of Eiffage;

Director of JC Decaux;

Member of the supervisory board of Telecom Développement;

Director of GG TS;

Member of the supervisory board of Vivendi Environnement;

Director of FCC (Spain).

Philippe Kourilsky

Age 65

Date of first appointment: 4/30/2003

Expiration of term:
GM 2009

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Chairman of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal function outside the Company: Professor at the Collège de France. Other current directorships and positions: Member of the board of directors of Collège International de Philosophie.

Chief executive officer of Institut Pasteur;

Director of Institut Curie;

Director of Institut Pasteur de Lille;

Permanent representative of Institut Pasteur on the board of directors of Aventis Pasteur;

Director of Institut Pasteur de Montevideo (Uruguay), of Institut Pasteur de Hong Kong (China), of Institut Pasteur de Shanghai (China) and of Institut Pasteur de Séoul (South Korea);

Member of the board of directors of Ecole Polytechnique;

Member of the board of directors of LEEM Recherche.

Serge Michel

Age 81

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
GM 2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

President of the Nominations and Compensation Committee since April 30, 2003

Principal function outside the Company:

Chairman of Soficot SAS

Other current directorships and positions:

In France:

Chairman of CIAM Domaine de Pin Fourcat;

Chairman of SAS Carré des Champs-Elysées;

Chairman of Société Gastronomique de l’Etoile (SAS);

Chairman of Groupe Epicure (SAS);

Member of the supervisory board of Eolfi;

Member of the supervisory committee of Compagnie des Eaux de Paris;

Director of SARP Industries;

Permanent representative of EDRIF on the supervisory committee of Veolia Eau-Compagnie Générale des Eaux;

Member of the supervisory committee of Société des Eaux de Trouville, Deauville et Normandie;

Permanent representative of CEPH on the board of directors of SEDIBEX;

Director of Orsay Finance, Eiffage, LCC and Infonet Services.

Director of VINCI;

Director of SOGEA;

Director of Fomento de Construcciones y Contratas (FCC) Holding (Spain);

Director of FCC Construccion (Spain);

Director of Cementos Portland (Spain);

Director of Vinci Construction;

Director of DB Logistique;

Director of STDB;

Member of the supervisory board of G+H Montage (Germany);

Chairman of the supervisory board of SEGEX.

Baudoin Prot Age 56 Date of first appointment: 4/30/2003 Expiration of term: GM 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Director and Chief Executive Officer of BNP Paribas

Other current directorships and positions:

In France:

Director of Pinault-Printemps-Redoute; Director of Accor.

Outside France:

Director of Pargesa Holding SA (Switzerland);

Director of ERBE (Belgium);

Director of BNL (Italy);

Director of BNL Progetto SpA (Italie).

Director of Pechiney;

Director of BNP Intercontinentale SA;

Permanent representative of BNP Paribas on the supervisory board of Fonds de Garantie des Dépôts;

Chairman of the board of directors of BNP Paribas E3 and BNP Paribas E3 SAS;

Permanent representative of BNP Paribas on the supervisory board of Accor;

Member of the supervisory board of Cetelem;

Member of the supervisory board of Eurosecurities Partners.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years

Georges Ralli

Age 59

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
GM 2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Chief Executive of European Investment Banking Business of Lazard Group LLC (USA);

Chief executive officer Vice President and Managing Partner of Lazard Frères SAS

Other current directorships and positions:

In France:

ExecutiveVice President and Managing Partner of Compagnie Financière Lazard Frères SAS;

President of Maison Lazard SAS;

Chairman and managing partner of Lazard Frères Gestion SAS;

Chairman-Chief Executive Officer and director of Lazard Frères Banque;

Director of Fonds Partenaires Gestion;

Director of VLGI;

Director of Chargeurs and Silic;

Deputy director (censeur) of Eurazeo.

Outside France:

Deputy Chairman of Lazard Group LLC (USA);

Co-chairman of the European Investment Banking Committee of Lazard Group LLC (USA);

Member of the European advisory board of Lazard Group LLC (USA);

Member of the executive committee of Lazard Strategic Coordination Company LLC (USA);

Member of the board of directors of Lazard & Co. Srl (Italie).

Deputy chief executive officer of Lazard Frères Banque SA;

Director of Lazard Régions SA;

Director of Eurazeo;

Member of the supervisory boards of Vivendi Environnement and Eurazeo;

Permanent representative of Lazard Frères Banque on the board of directors of Direct Finance SA;

Director of Crédit Agricole Lazard Financial Products (UK);

Managing Partner of Maison Lazard SAS ;

Managing Partner of Partena (SCS).

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years
Paolo Scaroni Age 61 Date of first appointment: 12/12/2006 Expiration of term: GM 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Chief Executive Officer (CEO) of ENI (Italy).

Other current directorships and positions:

Outside France:

Member of the board of directors of Assicurazioni Generali (Italy);

Member of the board of directors of London Stock Exchange Plc (England);

Member of the board of directors of Fondazione Teatro alla Scala (Italy);

Member of the board of directors of Columbia Business School (USA).

Member of the supervisory board of ABN Amro Bank NV (the Netherlands);

Chairman of Alliance Unichem plc (UK) ;

Chief executive officer of Pilkington plc (UK) ;

Chief executive officer of Enel (Italy);

Member of the board of directors of Il Sole 24 Ore (Italy).

Louis Schweitzer

Age 65

Date of first appointment: 4/30/2003

Expiration of term:
GM 2009

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Principal function outside the Company:

Chairman of the Board of Directors of Renault

Other current directorships and positions:

In France:

Chairman of the Haute Autorité de Lutte contre les Discriminations et pour l’Egalité;

Director of Électricité de France;

Director of BNP Paribas;

Director of l’Oréal;

Member of the consultative board of Banque de France;

Member of the board of public interest associations: Musée du Louvre, Musée du Quai Branly and Fondation Nationale des Sciences Politiques.

Outside France:

Vice-chairman of the supervisory board of Philips (Netherlands); Director of AB Volvo (Sweden); Chairman of the Board of Directors of Astra Zeneca (United Kingdom); Member of the consultative board of Allianz (Germany).

Chairman of Medef International; Chairman and chief executive officer of Renault; Chairman of the management board of Renault-Nissan BV; Director of Renault Crédit International Banque.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years

Murray Stuart

Age 74

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
GM 2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003

Mr. Stuart does not currently hold positions or directorships in other companies.

Director of the Royal Bank of Scotland Group plc, of the National Westminster Bank, of Intermediate Capital Group plc;

Director of Scottish Power plc and Old Mutual plc;

Director of Hammersmith Hospitals NHS Trust.

GM= General shareholders’ meeting.

Members of the board of directors may be contacted at the Company’s headquarters, located at 36/38 avenue Kléber, Paris, France.

Biographical information of directors

Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of Veolia Environnement’s Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

Jean AZEMA holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS). He began his career at l’Union Départementale de la Mutualité Agricole des Pyrénées Orientales in 1975, then at the Centre National d’Etudes Supérieures de la Sécurité Sociale from 1978 to 1979, and with the Unité Départementale de la Mutualité Agricole of Allier from 1979 to 1987. From 1987 to 1995, Mr. Azéma served as financial director of Groupama Vie, director of investments of Groupama, director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama Sud. In June 2000, Jean Azéma was appointed chief executive officer of Groupama. He is currently the chief executive officer of Groupama SA and of the Fédération Nationale Groupama, president of the Fédération Française des Sociétés d’Assurance Mutuelles and vice-president of the Fédération Françaises des Sociétés d’Assurance.

Daniel BOUTON holds a degree in political science and is a graduate of the Ecole Nationale d'Administration (ENA). As part of the French financial controllers’ civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991, he has worked at Société Générale, serving as Managing Director from 1993 to 1997, and as Chairman and Chief Executive Officer from 1997 to the present.

Jean-François DEHECQ graduated from the Ecole Nationale des Arts et Métiers. After having been mathematics professor from 1964 to 1965 at the Lycée catholique Saint-Vincent de Senlis, he became a scientific research intern in the nuclear propulsion department of the army. In 1965 he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, ex Elf Aquitaine). After four years working for the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Plant in Lacq, a major site for gas supply in France. In 1973, he became chief executive officer of Sanofi, an important part of Elf Aquitaine. From 1982 to 1988, he was vice-president and chief executive officer of Sanofi before taking charge in February 1988. In 1999, he became chairman and chief executive officer of Sanofi Synthelabo. In 2004, he organized the merger of Sanofi-Aventis. Mr. Jean-François Dehecq is currently chairman of the board of directors of Sanofi-Aventis.

Augustin DE ROMANET DE BEAUNE holds a diploma from the IEP in Paris and the Ecole Nationale d’Administration (ENA). He began his career as a budget director within the Ministry of Economics and Finance. In 1990, he was finance attaché within the French permanent mission to the European Community in Brussels, before returning to the budget department as chief of the budgetary analysis and politics bureau in 1993. In 1995, he became a technical advisor within the Ministry of Economics and Finance and technical consultant, followed by chief of staff of the budget secretary. After having served as budgetary consultant to the deputy minister of budgets, government spokesperson and mission head within the Ministry of Economics and Finance between 1995 and 1997, he became deputy director reporting to the budget director, then deputy director in charge of the transportation sector reporting to the budget director. In 1999 and 2000, he was named director of Oddo et Compagnie and managing partner of Oddo Pinatton Corporate. In 2002, he was chief of staff to the deputy budget minister and assistant chief of staff of the Minister of Economy, Finance and Industry. From 2004 to 2005, he was chief of staff of the Minister of Employment, Work and Social Cohesion and assistant chief of staff to the Prime Minister and assistant secretary general for the President of the Republic. After having served as assistant director of finance and strategy and as member of the executive committee of Groupe Crédit Agricole since October 2006, he was named chief executive officer of the Caisse des Dépôts et Consignations on March 7, 2007.

Jean-Marc ESPALIOUX holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984, he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he served as Chairman of the Management Board of Accor from 1997 to 2006. Since July 2006, he has been chairman and chief executive officer of Financière Agache Investissment.

Paul-Louis GIRARDOT was a Director and the Chief Executive Officer of Vivendi until 1998. His area of focus is the development of delegations activities for the Veolia Environnement Group, particularly in the water division. While at Vivendi, he contributed greatly to the development of its activities in the area of telephonic communication, in particular radio-telephone. He has also assisted in Veolia Environnement Group’s development in the area of energy services and the production of decentralized electricity (co-generation), through Dalkia. He has been serving as the Chairman of the Supervisory Board of Veolia Eau-Compagnie Générale des Eaux since 2001.

Philippe KOURILSKY is a graduate of the École Polytechnique in France and has a PhD in science. He joined the Institut Pasteur in 1972. He is currently a professor at the Collège de France.

Serge MICHEL has spent his entire career in the construction and public works business, having served as Vice President of Compagnie de Saint Gobain, Deputy Managing Director and President of SOCEA, Chairman of S.G.E. until 1991, Chairman of CISE until 1997 and Deputy Managing Director of Compagnie Générale des Eaux (which became Vivendi Universal) until 1992. He is currently Chairman of Soficot, a company which provides advice on business management and investments which he founded in 1997.

Baudoin PROT is a graduate of the HEC business school in Paris and ENA. From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comté region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry. He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice President in 1992 and Chief Executive Officer in 1996. After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.

Georges RALLI holds degrees in banking and finance, political science (from the Paris Institute of Political Science (IEP)) and business from the Institut Commercial de Nancy. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Georges Ralli joined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999. Since 2000, Georges Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Frères (Paris). Since 2006, he has been Chief Executive of the European Investment Banking Committee of the Lazard Group LLC.

Paolo SCARONI holds a degree in economics from Bocconi University in Milan and has an MBA from Columbia Business School (New York). After having spent a year with McKinsey & Company following his MBA, he held various positions between 1973 and 1985 with Saint Gobain where he became chairman of the “flat glass” department. In 1985, Paolo Scaroni became chief executive officer of Techint, while also being vice of Falck and executive vice president of SIV, a joint venture between Techint and Pilkington plc. He became chief executive officer of Pilkington plc in 1996 until May 2002. Following being chief executive officer of Enel from 2002 to 2005, he became chief executive officer of Eni in June 2005, a position he still currently holds.

Louis SCHWEITZER is a graduate of the Institut d’Etudes Politiques de Paris and ENA. He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France. In 1986, Mr. Schweitzer joined Renault’s senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer and Executive Vice President. He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992. He served in this position until April 29, 2005, at which point his sole function within Renault became Chairman of the Board of Directors.

Murray STUART holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. He has pursued a career in industry, commerce and financial services. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Metal Box plc and Carnaud Metalbox, a company which manufactures packaging (as Vice-President) and Scottish Power Plc (as President from 1992 to 2000). Until May 2002, he also served as Executive Vice President of the Audit Commission for Public Services in the UK, as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London, and as a director of Royal Bank of Scotland Group plc.

14.2

Legal judgments, bankruptcies, conflicts of interest and other information

To the Company’s knowledge, there is no familial relation between members of the board of directors.

To the Company’s knowledge, during the last five years: (i) no condemnation for fraud has been pronounced against any member of the board of directors of Veolia Environnement, (ii) no member of the board of directors has been associated with any bankruptcy, escrow or liquidation proceeding, and (iii) no charge and/or official public sanction has been issued against such persons by legal or regulatory authorities (including designated professional bodies).

Moreover, to the Company’s knowledge, no director has been prevented by a court during the last five years from acting as part of an issuer’s management or supervisory board, or from participating in the management or conduct of an issuer’s business.

To the Company’s knowledge, there is no conflict of interests at the level of the board of directors or management of Veolia Environnement. In addition to the provisions of the French Commercial Code relating to regulated agreements (conventions réglementées), the board of directors’ internal charter provides that directors must inform the board of directors of any existing or potential conflict of interests and abstain from voting in any situation where such a conflict of interests exists.

There is no current arrangement or agreement with the Company’s principal shareholders, or with clients or suppliers, pursuant to which a person has been selected to act as a member of the board of directors or of management.

To the Company’s knowledge, the members of the board of directors have not agreed to any restrictions on their ability to transfer or sell any interest in the Company’s share capital that they might hold19.

19 Except a provision of the Company’s articles of association pursuant to which each director must hold at least 750 Company shares in registered form.

CHAPTER 15
COMPENSATION AND BENEFITS OF DIRECTORS AND SENIOR EXECUTIVES

15.1

Compensation of the chairman and chief executive officer and of directors

Set forth below is the total compensation (including benefits) paid during fiscal year 2007 to directors and the chairman and chief executive officer by the Company and by its subsidiaries as defined in article L.233-16 of the French Commercial Code (Code de commerce).

15.1.1

Chairman and chief executive officer’s compensation

Compensation paid to Mr. Proglio in 2007 was determined according to terms proposed by the nominations and compensation committee and approved by the board of directors.

During 2007, Mr. Proglio received the fixed portion of his compensation for 2007 as well as the variable portion of his compensation for the 2006 fiscal year paid in 2007, which was determined at the board of directors’ meeting of March 29, 2007. He also received other benefits (avantages en nature), as well as the directors’ fees to which he was entitled as a director of the Veolia Environnement and certain of its subsidiaries.

2007 Fixed Compensation

The board of directors followed the recommendation of the nominations and compensation committee, and decided during the meeting held on March 29, 2007 to increase the fixed portion of Mr. Proglio’s compensation for the 2007 fiscal year, which had not been changed since 2005, to increase it to an amount of €992,000.

Variable Compensation

Based on the recommendations of the nominations and compensation committee, 70% of the variable portion of 2006 and 2007 compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

• Variable compensation for 2006: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 28, 2006 to use, with as the basis for the objectives, the 2006 budget and achievements (under IFRS), the following performance indicators to determine the quantitative portion of the chairman and chief executive officer’s variable compensation: the recurring operating income and the recurring net income. At its meeting of March 29, 2007, the board awarded Mr. Henri Proglio €1,275,000, i.e. 100% of the variable portion of his compensation for the 2006 fiscal year, based on the application of formulas and taking into account results obtained.

• Variable compensation for 2007: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2007 to use, with as the basis for the objectives, the budget and the 2007 achievements compared to the 2006 ones, the following performance indicators to determine the quantitative portion of the chairman and chief executive officer’s variable compensation for 2007: the recurring operating income and the recurring net income, each accounted for at 50%. Due to the capital increase completed in July 2007 which automatically increased net income, the board of directors decided during its meeting on March 25, 2008 to replace this indicator with the net recurring profit per share as proposed by the appointments and compensation committee. The board awarded Mr. Henri Proglio €1,423,020 as the variable portion of his compensation for the 2007 fiscal year, based on the application of formulas and taking into account results. This sum represented an increase of 11.6% compared to the variable portion of his compensation in 2006.

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2007 totaling €2,954, relating to the use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2007, the chairman and chief executive officer received gross directors’ fees from Veolia Environnement totaling €40,000, which were paid in respect of the last quarter of 2006 and the first three quarters of 2007 (fees due for the last quarter of 2007 were paid in January 2008). Directors’ fees paid to Mr. Proglio are subject to French taxes (CSG/CRDS deduction) that are withheld from the amounts paid to Mr. Proglio.

Mr. Proglio also received directors’ fees with respect to offices he holds in Veolia Environnement’s subsidiaries in both France and abroad totaling €64,079.

Variation between Mr. Proglio’s Compensation in 2005/2007

The table below sets forth total gross compensation paid to Mr. Proglio in 2005, 2006 and 2007 (including fixed and variable compensation, directors’ fees and benefits).

(in euros)	Various compensation			Directors’ fees paid by subsidiaries	Benefits(1)	Total gross compensation
	Fixed	Variable	Directors’ fees paid by VE
Compensation paid in 2005	944,996	850,000(2)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996	1,062,500(3)	38,250	66,382	2,666	2,114,794
Compensation paid in 2007	992,000	1,275,000(4)	40,000	64,079	2,954	2,374,033

(1) Related to a company car.

(2) Variable compensation for the 2004 fiscal year and paid in 2005.

(3) Variable compensation for the 2005 fiscal year and paid in 2006.

(4) Variable compensation for the 2006 fiscal year and paid in 2007.

Retirement Plan

Mr. Proglio benefited from a collective supplementary retirement plan with a fixed subscription (cotisations définies) that Veolia Environnement provides to its senior management, and the collective supplementary retirement plan with defined benefits (prestations définies) put in place by the Company as of the 2006 fiscal year for its chairman and chief executive officer and the members of the Executive Committee (see §15.2 – Retirement and other benefits).

Obligations concerning share subscription and share purchase options granted to the president and chief executive officer and granting of free shares.

The law of December 30, 2006, relating to the development of the participation of employees in stock ownership plans, introduced new measures included in article L.225-185 of the Commercial Code, regarding share subscription options or share purchase options granted to legal representatives. The board of directors must decide whether the options cannot be exercised by the parties before the end of their functions, or must fix the quantity of shares held following the exercise of options which they have to conserve until the end of their functions. The same constraints are applicable to shares granted freely to the chairman and chief executive officer under Article L.225-197-1 of the Commercial Code. These provisions are applicable to plans implemented after the law came into effect.

Following the publication of this law, the nominations and compensation committee undertook a review of the provisions that may be applied to the next stock option plan for the benefit of the chairman and chief executive officer, and presented its conclusions to the board on March 29, 2007 (see §17.3.3 below).

According to these recommendations, the board adopted internal rules pursuant to which Henri Progolio will have to form and retain a portfolio of Veolia Environnement shares in proportion to the excess value, net tax and financing, realized on the exercised options. In accordance with these regulations, the president and chief executive officer will hold a portfolio of the Company’s shares equal to 50% of the remaining shares issued by the exercise, after payment of taxes (taxation of the exercise value and corporate payments) and the cost of financing (number of options which it is necessary to exercise to finance the exercise price of the portfolio).

Because the policy of granting free shares decided by the board of directors during its meeting of March 29, 2007 (see §17.4 below) did not include the granting of any shares to the chairman and chief executive officer, the board did not define, for the chairman and chief executive officer any restrictions such as those applicable to share subscription or purchase options.

15.1.2

Board of directors’ compensation20

Directors’ Fees Paid in 2007

The table below sets forth the amount of the fees paid to board directors during 2007 and 2006 by both Veolia Environnement and its subsidiaries:

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Controlled Companies (in euros)
	2007	2006	2007	2006
Jean Azema	*25,800	48,250	0	0
Daniel Bouton	50,000	48,250	0	0
Jean-François Dehecq	40,000	15,495	0	0
Augustin de Romanet de Beaune**	20,000	na	0	na
Jean-Marc Espalioux	57,500	48,250	0	0
Paul-Louis Girardot	57,500	48,250	48,155	48,535
Philippe Kourilsky	55,000	38,250	0	0
Serge Michel	80,000	76,250	11,555	10,025
Baudoin Prot	40,000	38,250	0	0

20 With the exception of the chairman and chief executive officer, the members of the board of directors do not receive any compensation other than the fees paid in connection with their participation in the Company’s or its subsidiaries’ boards  (jetons de présence). The figures below therefore represent such persons’ compensation for serving as directors only.

Georges Ralli	40,000	38,250	0	0
Paolo Scaroni***	24,000	0	0	0
Louis Schweitzer	50,000	48,250	0	0
Murray Stuart***	94,500	84,188	0	0

*

After withholding in application of the attendance rules adopted by the Board of Directors (see below).

**

Appointment by the board of directors of March 29, 2007 approved by the combined general shareholders’ meeting of May 10, 2007.

***

Net amount after tax withholdings.

na: not applicable

In addition to the directors’ fees above, Veolia Environnement paid €5,951 and €7,935 respectively to Messrs. Arthur Laffer and Francis Mayer pursuant to their mandates as Directors, representing the remainder of the directors’ fees for the fiscal year 2006 paid at the beginning of 2007.

Total Amount and Division of Directors’ Fees

The total annual amount of fees to be paid to the Company’s directors set at €600,000 by the shareholders’ meeting held on April 30, 2003, was not modified until 2006. However, following the recommendations of the nominations and compensation committee, the board of directors decided in March 2005 to modify the allocation of Directors’ fees as of the fiscal year 2005.

On May 11, 2006, following recommendations by the board of directors, the shareholders’ meeting increased to €770,000 the total fees to be paid to directors from fiscal year 2006. The proposed increase was designed to take into account the duties incumbent upon committee members (in particular those of the accounts and audit committee) and to align the Group’s practices with those of other companies included in the CAC 40 that are listed in the U.S.

At the meeting of March 28, 2006, the board of directors decided, for the 2006 fiscal year, to allocate out of this amount €40,000 to the members of the Board, €50,000 to the members of the Board who are also members of a committee, €80,000 to the chairman of the nominations and compensation committee and €120,000 to the chairman of the accounting and audit committee.

The €770,000 global amount was not modified in 2007. However, the board of directors, during its meeting on March 29, 2007, decided upon a new distribution of directors’ fees among directors to take into account the creation of the strategic research, innovation and sustainable development committee (see § 16.2.1.3 infra). The board thus decided to allocate €60,000 to the chairman of the strategic research, innovation and sustainable development committee and €60,000 to the two other members of the strategic committee who are also members of the accounting and auditing committee for their seat on these two committees. Otherwise, the distribution remains unchanged. The directors’ fees for 2007 will therefore be distributed as follows:

• Board member: €40,000

• Board member and committee member: €50,000

• Member of of the accounts and audit committee and of the strategic research, innovation and sustainable development committee: €60,000

• Chairman of the nominations and compensation committee: €80,000

• Chairman of the accounts and audit committee: €120,000

• Chairman of the strategic research, innovation and sustainable development committee: €60,000

Since the 2006 fiscal year, the board has conditioned the payment of part of the amount of directors’ fees owed to each director (whether they are committee members or not) on their attendance at board of directors meeting. Since 2006, the payment of half of the annual amount of directors’ fees of a board member (i.e. €20,000) is conditioned to the attendance of each director at a minimum of six meetings of the board per year, this amount being further reduced proportionately to any absences. Amounts were withheld in 2007 on fees paid to certain directors pursuant to the above attendance rules on the basis of their participation in board meetings in 2006.

At the meeting of March 25, 2008, the board of directors decided to maintain the same total fees amount for 2008 and maintain the division described above.

15.2

Retirement and other benefits

In 2007, there was no contract between board members (including the chairman and chief executive officer) and the Company or its subsidiaries that provided for compensation or other indemnity to be paid to such board member in the event he ceased to perform services on behalf of the Company or its subsidiaries other than the supplementary collective retirement plan as described above.

In addition, neither the Company nor its subsidiaries has allocated any amount for the payment of pension or retirement benefits to any board member named in paragraph 14.1, other than the Chairman and Chief Executive Officer21.

Supplementary retirement plan with defined benefits for the chairman and chief executive officer and other members of the executive committee.

At its meeting of September 15, 2005, the board of directors decided to establish a supplementary retirement plan with defined benefits, starting from the fiscal year 2006, for the chairman and chief executive officer and other members of the executive committee, in line with the practices of other companies listed in the CAC 40. This supplementary retirement plan is a regulated agreement subject to the new provisions of Article L.225-42-1 of the French Commercial Code, and was approved at the general shareholders’ meeting of May 11, 2006.

21 Veolia Environnement paid an annual contribution (cotisation) in connection with the executive officers’ collective supplementary retirement plan with a fixed subscription for the benefit of Henri Proglio.

The supplementary retirement plan, whose financing is outsourced to an insurance company, has the following characteristics:

• a specific regime that takes into account the cancellation following the separation of the groups Vivendi and Veolia Environnement of the retirement plan from which Group executives benefited until December 31, 2002 and the acquired seniority as employees of the former principal shareholder of the Company, Compagnie Générale des Eaux (later named Vivendi Universal, and then Vivendi);

• a retirement benefit that is in addition to other retirement benefits, acquired as a function of seniority, which is capped at 25% of covered compensation (for 25 years of seniority);

• a limit on total retirement benefits fixed at 50% maximum of covered compensation based on the average of the three most recent compensations received.

As of December 31, 2007, and based on current estimates, the total cost of this retirement plan (current value of future benefits or Valeur Actuelle des Prestations Futures) is expected to amount to €27.7 million for the members of the executive committee, of which €11.9 million is allocated to the chairman and chief executive officer. This is subject to the beneficiaries’ continued service with the Company until the time that they retire, in accordance with the provisions of the French “Fillon” law.

15.3

Compensation of executive committee members

The aggregate amount of compensation paid to members of Veolia Environnement’s executive committee in office in 200722 (see Chapter 16 paragraph 16.1.2 infra), excluding the chairman and chief executive officer, for services in all capacities was €4,269,519, of which €2,160,041 represented the fixed portion of 2007 compensation and €2,109,478 represented the variable portion of compensation relating to the 2006 fiscal year which was paid in the first half of 2007.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of Veolia Environnement’s executive committee, excluding the chairman and chief executive officer, by Veolia Environnement from 2005 to 2007:

(in euros)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2005	2,393,989	1,539,360*	3,933,349
Compensation paid in 2006	2,431,494	1,950,000**	4,381,494
Compensation paid in 2007	2,160,041	2,109,478***	4,269,519

*

Variable compensation for the 2004 fiscal year and paid in 2005.

**

Variable compensation for the 2005 fiscal year and paid in 2006.

***

Variable compensation for the 2006 fiscal year and paid in 2007.

In addition to the above compensation, a profit-sharing payment of €30,000 for the 2006 fiscal year was paid in June 2007.

Directors’ fees to members of the executive committee of the Company in office in 2007 totaled €203,308 as result of their positions within companies of the Groupe Veolia Environnement in France and abroad.

22 Except Stéphane Richard, who left the Company in May 2007.

CHAPTER 16

FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

16.1

Functioning of supervisory bodies and management

16.1.1

Board of directors

At its meeting on April 30, 2003, the board of directors adopted an internal charter for the board, as well as an internal charter for the accounts and audit committee and the nominations and compensation committee, respectively. The purpose of these charters was to apply the recommendations included in a report prepared by a French working group chaired by Mr. Daniel Bouton relating to the improvement of corporate governance practices.

Veolia Environnement believes that its practices conform to standard corporate governance practices in France.

Composition and appointment

The Company’s board of directors must have between 3 and 18 members, unless otherwise provided under applicable law. Each director must own at least 750 of the Company’s shares in registered form. Each director is elected by the shareholders at an ordinary general meeting for a six-year term, based on the nominations of the board of directors, which in turn receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term which cannot exceed the terms of office of such individuals.
The Company’s directors can be removed from office at any time by a majority vote of the shareholders.

As of the date of filing of this reference document, the board of directors had 14 members (see Chapter 14, section 14.1 supra). The board of directors does not include any members elected by the employees or any deputy directors (censeurs); however, a representative of the Company’s works council participates in board meetings in a consultative capacity.

The terms of half of the Company’s directors (or, if the Company has an uneven number of directors, half plus one additional director) is subject to renewal every three years on a rolling basis.

In accordance with these provisions, the combined general shareholders’ meeting of May 11, 2006 renewed the terms of six members of the board of directors. In addition, a new member was elected during this meeting. The terms will now be subject to renewal based on seniority of appointment. Accordingly, the terms of seven members will expire at the end of the shareholders’ general meeting called to approve the financial statements for the 2008 fiscal year, and the terms of the remaining seven members will expire at the end of the general shareholders’ meeting called to approve the financial statements for the 2011 fiscal year.

Evaluation of the independence of directors

To qualify as “independent” under the board of directors’ charter, a director must not have any relations with the Company, its subsidiaries or its management that might impair his or her objective judgment. The board of directors’ charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the Bouton report mentioned above.

The board of directors’ charter does, however, provide a certain measure of flexibility with respect to the application of these criteria: the board of directors may, for example, deem that one of its members is independent in light of the specific facts and circumstances of that member, even if that member fails to meet all of the independence criteria set forth in the charter; conversely, the board may consider that one of its members should not be declared independent even though he meets the charter's independence criteria.

The board of directors’ charter also provides that the board must evaluate on an annual basis and prior to publication of the Company’s reference document, the independence of each of its members. This evaluation must take into account the independence rules set forth in its charter, the particular facts and circumstances involved and the conclusions provided by the Company’s nominations and compensation committee.

After receiving the conclusions of the nominations and compensation committee, the board of directors proceeded with the annual evaluation of the independence of its members on March 29, 2007. At this meeting, the board of directors qualified as independent Messrs. Azema, Bouton, Dehecq, Espalioux, Prot, Scaroni, Schweitzer and Stuart. The board of directors’ postponed the independence evaluation of the newly appointed Mr. de Romanet de Beaune.

As for existing relationships between Veolia Environnement and Société Générale and BNP Paribas, of which Messrs. Daniel Bouton and Baudoin Prot are respectively chairman and chief executive officer and chief executive officers, the board of directors deemed that the Company’s solid financial situation, its independence from bank financing and the limited significance of the Company’s commitments to these banks allowed it to consider these board members as independent within the board of directors.

On March 25, 2008, upon recommendation from the nominations and compensation committee, the board of directors conducted a new evaluation of the independence of its members and concluded that it would renew the qualification as independent of the directors above. Additionally, it qualified as independent Mr. Ralli, due to a lack of a significant missions being awarded by the Company to the Lazard bank in 2007, Mr. de Romanet de Beaune, the evaluation of his independence taking into account the public interest investment role that the Caisse des Dépôts et Consignations plays in the environmental services sector in particular, and, finally, Mr. Girardot, taking into account the time that has lapsed since he was CEO of the leading company of the water division.

Accordingly, as of the date of filing of the French version of this reference document, the board of directors had 11 independent members.

Compensation

Directors may be compensated in one of two ways: directors' fees paid for attending meetings of the board of directors (jetons de présence), which are set by the Company’s annual shareholders’ meeting, and the distribution of which is determined by the board of directors pursuant to recommendations of the nominations and compensation committee; and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

The €770,000 budget for directors’ fees approved by the combined shareholders’ meeting on May 11, 2006, has not been modified (see the rules relating to the distribution of these fees in section 15.1.2 supra).

No exceptional compensation was awarded to directors in 2007.

Operation and activity in 2007

The chairman of the board of directors organizes and supervises the work of the board, the substance of which he then reports to shareholders. The chairman is also responsible for supervising the Company’s corporate bodies and, in particular, ensuring that directors are able to carry out their duties.

Directors may participate in board deliberations through videoconference or telecommunication.23 They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except with respect to certain major decisions provided for by law (e.g., establishment of annual statutory and consolidated financial statements and preparation of management report). This option was used on seven occasions during board meetings in 2007.

The charter of the board of directors requires the board to meet at least four times per year. During the 2007 fiscal year, the board of directors met eleven times, including four special meetings devoted to discussing strategic acquisitions and the launching of a capital increase in cash with preservation of the shareholders’ preferential subscription right, which was completed on July 10, 2007.

On average, board meetings last approximately two hours, which allows for a thorough examination and discussion of the items on the agenda. The average attendance level at board meetings in 2007 was approximately 77.9%.

In 2007, in addition to providing legal and financial authorizations, the board of directors focused on the following subjects, among others: corporate governance (evaluation of board members’ independence, chairman and chief executive officer’s compensation and distribution of directors’ fees, co-opting of a director, formal evaluation of the board and the management, modification of the board’s internal charter), annual and half-year financial statements, capital increase completed in 2007, approval of significant financial and external growth transactions, evaluation of internal audit and chairman’s report, defining of the Company’s policies with respect to incentives for executives and managers of the Group (stock options, free shares), stock option plan and granting of free shares in 2007, employee savings plans and share capital increase reserved for employees (Group Savings Plan), and the consolidated 2008 budget. In addition, the board of directors devoted one meeting to an in-depth review of the Group’s strategy, in the form of a presentation and analysis of long-term plan, in which the four general managers of the divisions participated.

Board Evaluation

The board of directors is required to evaluate its work and functioning on an annual basis, with a goal of optimizing its efficiency, verifying that important subjects matters are adequately prepared and discussed during board meetings and to assess the contributions made by each board member.

In addition, the board’s internal charter provides that a formal evaluation of its operations must occur every three years, possibly under the supervision of an independent director and, if needed, an outside consultant. The purpose of this formal evaluation is to confirm that the board is conducting its work in accordance with its charter, and to identify ways in which operations and performance can be improved.

The first formal evaluation occurred during the first quarter of 2004 under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail and debated at the board of directors’ meeting held on June 22, 2004. During the same meeting, the board of directors also evaluated the performance of the Company’s management based on the report submitted by the nominations and compensation committee.

23 In accordance with the terms of articles L.225-37 and R. 225-21 of the Commercial Code. This option is provided for in the board of directors’ internal charter, which allows board members to participate in board meetings by video-conference and any other manner permitted by applicable law.

The operation of the board of directors, its committees and the Company’s executive management was considered to be satisfactory over all by the Company’s directors. However, certain areas were targeted for improvement. These areas included developing more information and exchanges relating to the Group’s operating activities, obtaining additional information related to competition, human resources policies and research and development, and increasing the frequency of information provision concerning cash position, off-balance sheet commitments and risk management. The board of directors considered the possibility of reinforcing the accounts and audit committee. This measure was implemented beginning on April 1, 2005 by the appointment of an additional member to the accounts and audit committee and the replacement of a member of the nominations and compensation committee.

During its meeting on March 29, 2005, the board of directors reserved part of its agenda to discuss the progress of its operations, in particular the addressing of requests for improved contents and increased frequency of reporting to directors. To this end, management begun to provide the Board with important information immediately and with detailed descriptions of the Group’s activities, market trends and other initiatives on a semi-annual basis.

During its meeting on December 12, 2006, the board of directors set aside part of its agenda to reviewing and discussing its functioning. It appears that its operations have clearly improved since the first formal evaluation that was conducted in 2004. However, the directors did express the need for more time to consider certain specific subjects (strategy, major acquisitions) in order to have a clearer understanding of subjects to be considered during board meetings and, if needed, to prepare questions. They also suggested that a meeting and discussion regarding the Company’s strategy should take place at least once a year, with the heads of the Group divisions if needed, and that more time should be devoted to this subject. Finally, the directors requested annual or biannual presentations relating to competition and an improvement of the presentation of the Company’s financial information (liquidity, Group debt and capital resources) compared to the same information or financial aggregates of similar groups.

In accordance with the provisions of the Board’s internal charter, a new formal evaluation of the board of directors was carried out in 2007, as well as an evaluation of the performance of the chairman and the action of the Company’s management. This study, conducted under the supervision of the chairman of the nominations and compensation committee, involved the review of a detailed questionnaire completed by directors, the results of which were analized and presented at the board of directors’ meeting held on December 19, 2007. The directors’ responses once again confirmed that the board’s operations had in general improved, in particular thanks to the implementation of measures agreed upon by its members following the formal evaluation in 2004. The directors recommended that the board’s composition be reexamined so as to achieve a better distribution of seats between financial, industrial and entrepreneurial members and female members. The directors also requested improved information relating to the implementation of certain board decisions or developments in projects presented to it. They also requested an increased focus on mid and long-term plans as well as strategy. It was further recommended that the scope of missions of the board committees be reviewed periodically and that the committees carry out their own evaluation of their functions. The creation of the strategic research, innovation and sustainable development committee was considered by the directors to be essential. Finally, the directors expressed their desire to have more interactions with non-executive managers and receive frequent updates on liquidity and indebtedness as well as information relating to significant changes in the Company’s shareholding.

Information available to directors

The chairman supplies directors with information on a timely basis in order to allow them to fully exercise their duties, and transmits to directors on an ongoing basis all significant information concerning the Company. Each director may request and receive any information needed for the exercise of his or her duties, and may receive additional training relating to the Group and its activities if he or she so desires.

As requested by the members of the board of directors, management aims to deliver documents to be reviewed during board meetings to directors in a timely manner and provide without delay any material information relating to the Group, as well as communicate between board meetings.

In 2007, the board of directors was periodically informed of the Company’s financial situation, cash flows and off-balance sheet commitments primarily through the reports of the accounts and audit committee. In addition, the board of directors pre-approved all material financing transactions in accordance with its charter.

In order to perform their duties, directors may meet with the Company’s principal executive officers upon prior notice to the chairman of the board of directors. As a result, the Group’s senior executive vice-president and general secretary regularly participate in board meetings. In addition, managers of the Group’s divisions are periodically invited to attend board meetings to give presentations relating to their areas of activity. In 2007, a board meeting was specifically dedicated to the presentation and discussion of the major elements of Veolia Environnement’s strategic plan, and the presentations by each of the heads of the Group’s divisions relating to the issues, priorities and perspectives, and strategic development areas of their respective divisions.

Duties of Directors

The charter of the board of directors provides that each of the Company’s directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of the Company, (ii) an obligation to inform the board of directors of any existing or potential conflict of interest and to refrain from voting in any situation where such a conflict of interests exists, (iii) a duty of professional secrecy, and (iv) an obligation to comply with the Company’s insider trading policy. More specifically, directors must inform the chairman of the board of any agreement entered into by the Company or on its behalf in which such director has any direct or indirect interest.

Each director receives a “Director’s Guide” containing the following documents: the Company’s articles of association, the list of the powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the accounts and audit committee and the nominations and compensation committee, the rules to be followed by directors for reporting trades of Company shares, and a copy of the Company’s ethics program entitled “Ethics, Commitment and Responsibility”. As requested by the directors, the “Director’s Guide” is updated periodically.

Regarding insider trading, directors must report trades of Company shares to the AMF and to Veolia Environnement, and must generally comply with the provisions of article L.621-18-2 of the Monetary and Financial Code (see §17.6 infra). The procedures and terms of this reporting requirement are incorporated in the Company’s code of conduct regarding share trading.

Powers of the Board of Directors

Under French law, the board of directors has broad powers to act on behalf of the Company in a manner that is consistent with its corporate purposes and to define and implement the orientation of the Company’s activitities, subject to those powers expressly granted to shareholders by law or the Company’s articles of association. The board of directors can address any issue relating to the Company’s affairs.

In addition to the powers of the board of directors under applicable law, company rules require the chief executive officer to obtain prior board approval for certain major decisions. These limitations are described in greater detail below in those paragraphs relating to the management.

16.1.2

Organization of management

Limitations on powers of chief executive officer

Pursuant to the board of directors’ decision of April 30, 2003, the chairman of the board of directors alos acts as chief executive officer of the Company. The chief executive officer has the broadest powers to act on behalf of and to represent the Company in all circumstances. He must exercise this power in a manner that is consistent with the Company’s corporate purpose and subject to those powers expressly reserved to the Company’s shareholders and board of directors under applicable law. He represents the Company in relations with third parties.

As an internal rule, the chief executive officer powers are subject to certain limitations contained in the board internal charter. Pursuant to the board of directors' decision of April 30, 2003 which appointed the chief executive officer and defined his powers and the charter of the board, as modified by the board of directors on July 17, 2007, the following matters are subject to the prior approval of the board of directors:

• determination of the Group’s strategic orientation;

• transactions of the Group that involve amounts in excess of €300 million per transaction, unless they consist of financing transactions;

• financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction; and

• transactions involving the Company’s shares representing an amount in excess of 1% of the Company’s total outstanding shares.

Thus, in 2007, pursuant to these internal regulations, major financial transactions (securitization and delivery of guarantees), as well as major external growth projects were submitted for the approval of the board of directors, in addition to the the determination of the Group’s strategic orientation and those transactions requiring its approval under applicable law or the Company’s by-laws (statuts).

Executive committee

Following the Company’s reorganization on April 30, 2003, and in application of governance principles, the Company’s chairman and chief executive officer created an executive committee wherein each of the Company’s four operating divisions is represented.

As of the date of filing of this reference document, the executive committee consisted of eight members24:

• Henri Proglio (Chairman and Chief Executive Officer),

• Jérôme Contamine (Senior Executive Vice President),

• Olivier Barbaroux (Executive Vice President, Chairman of Dalkia),

• Antoine Frérot (Executive Vice President, Head of Veolia Eau – Compagnie Générale des Eaux),

• Denis Gasquet (Executive Vice President, Head of Veolia Propreté),

• Cyrille du Peloux (Executive Vice President, Head of Veolia Transport),

24 Cyrille du Peloux and Véronique Rouzaud have been members of the Company’s Executive Committee since January 1, 2008.

• Véronique Rouzaud (Executive Vice President, Human Resources), and

• Alain Tchernonog (General Secretary).

The executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio. It helps to determine the Group’s primary orientations.

16.2

Operation of corporate governance bodies of Veolia Environnement

16.2.1

Board committees

Following the Company’s reorganization as a société anonyme with a board of directors on April 30, 2003, its existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the Company’s new board of directors.

The Company’s board of directors also formed a strategic research, innovation and sustainable development committee on September 14, 2006.

16.2.1.1

Accounts and audit committee

The accounts and audit committee’s duties, as described in the internal charter, were updated during a meeting of the board of directors held on May 11, 2006 in order to take into account changes in American regulations applicable to the assessment of internal controls over financial and accounting information.

This committee consists of three to five members appointed, along with its chairman, by the board of directors based on the recommendation of the nominations and compensation committee.

As of the date of filing of this reference document, the committee consists of three members,25 all of whom are independent under the board’s charter26: Murray Stuart (chairman), Jean-Marc Espalioux, and Paul-Louis Girardot.

According to the committee’s charter, members must be selected on the basis of their financial or accounting skills. At its meetings of March 5, 2004 and March 29, 2005, the board of directors determined that Messrs. Espalioux, Girardot and Stuart qualified as “audit committee financial experts” within the meaning of the U.S. Sarbanes-Oxley Act, given their experience and skills.

The accounts and audit committee meets at least five times per year upon the request of its chairman or the chairman of the board of directors in order to review the semi-annual and annual financial statements before they are presented to the board of directors. In 2007, the committee met six times. The average attendance level at meetings in 2007 was 77.8%.

25 Because of his professional commitments, Mr. Jean Azéma asked to be dismissed from his position as member of the committee in early 2007.

26 All of these committee members are deemed to be independent under the New York Stock Exchange Manual’s criteria.

Duties

The accounts and audit committee primarily performs the following functions:

Regarding accounting matters, the committee (i) reviews, along with the auditors, the relevance and the consistency of the accounting methods applied for the preparation of financial statements and examines whether significant transactions have been adequately treated, (ii) provides an opinion regarding the drafts of semi-annual and annual financial statements, (iii) meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of the Company’s management.

Regarding internal auditing and internal control, the committee (i) examines the Group’s annual internal audit plan and receives a periodic summary of the Group’s internal audit reports, (ii) for evaluation procedures for internal controls (section 404 of the Sarbanes-Oxley Act) periodically receives from the Company information regarding the organization and the internal control procedures relating to financial and accounting information, and when needed, the committee meets when necessary with the internal audit director to discuss the organization of internal audit.

Finally, regarding the supervision of the Company’s independent auditors, the committee (i) examines the auditors’ operations schedule, (ii) meets as needed with the auditors and the Company’s management, including its accounting and treasury officers, sometimes outside of the presence of the Company’s management, (iii) give an opinion concerning the amount of the fees requested for the exercise of legal audit missions, (iv) give its prior approval for any audit-related services to be performed by the auditors, (v) be informed of the amount of the fees paid by the Company and the Group to the auditors and the auditor’s network and ensure that the amount of these payments do not call into question the independence of the auditors, and (vi) supervise the procedure for selecting the statutory auditors.

Activities during 2007

In 2007, the accounts and audit committee completed its work within the framework of an annual program. The substance of the meetings are included in minutes and the chairman of the committee reports to the board of directors. Besides the review of semi-annual and annual financial statements, and the review of the quarterly financial statements, the committee periodically reviewed the action plans and the progress of the works implemented by the Company in 2007 in order to comply with its internal control requirements under Section 404 of the Sarbanes-Oxley Act. The Company reviewed the summaries of the internal audits for 2007 and approved the internal audit program for 2008. The committee also reviewed, along with the Company’s managers, the key components of its assignment: liquidity, tax, legal reports concerning major litigation, IT… The committee approved the duties and fees of the Company’s auditors for 2007, as well as the 2008 budget. It oversaw the appointment of KPMG as statutory auditor to replace Salustro Reydel, as well as the rotation of partners of statutory audit firms. Finally, the committee examined the organization of the Group’s risk management and the mapping of the major risks, as well as pending actions and the 2008-2009 program.

The committee may meet with individuals and experts outside the Company if necessary. It may also meet with the Company’s financial officers or auditors without the chairman and chief executive officer. Accordingly, during 2007 the chairman and/or members of the committee met and communicated with the Company’s senior executive vice president, the financial services director, the financial control director, the risk and internal audit director, the general secretary, the general counsel, the risks and markets director and the auditors. The committee did not consult with any outside consultants in 2007.

16.2.1.2

Nominations and compensation committee

The nominations and compensation committee’s charter provides that the committee must consist of three to five members appointed, along with its chairman, by the board of directors upon the recommendation of the then current members of the nominations and compensation committee.

As of the date of filing of this reference document, the committee consists of three members, two of whom are independent (*) under the board’s charter: Serge Michel (chairman), Daniel Bouton(*) and Louis Schweitzer(*).

The nominations and compensation committee meets at least twice a year at the request of its chairman or the chairman of the board of directors. In 2007, the committee met three times. The average attendance level at meetings was 100%.

Duties

The nominations and compensation committee performs the following main functions:

Regarding compensation, the committee (i) studies and makes annual recommendations regarding the compensation of directors and executive officers and regarding retirement and other benefits and gives an opinion regarding compensation of principal executive officers and senior managers of the Company, (ii) proposes a total amount and breakdown for the fees paid to directors, (iii) advises the board of directors regarding stock option policies and awards, (iv) is informed of the compensation policy for the principal executive officers of the Company’s subsidiaries, and (v) examines all share capital increases reserved for employees.

With respect to nominations, the nominations and compensation committee makes recommendations with respect to the Company’s directors and executive officers appoitments and arranges their succession. It also recommends the nomination of members and a chairman for each of the Company’s committees. The committee’s choices should reflect diverse experience and points of view and ensure that the board remain objective and independent with respect to a shareholder or group of shareholders.

The committee must ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts and audit committee, and half of the members of the nominations and compensation committee.

Each year, the nominations and compensation committee performs an evaluation, on a case-by-case basis, of the independence of each director in light of the criteria for independence mentioned in the board of directors’ charter, and submits its proposals to the board of directors (cf. § 16.1.1 supra). It also organizes and coordinates the required evaluation of the board’s functioning, and submits its opinion regarding the performance of the Company’s executive management.

In order to do perform its duties, the committee may interview different members of the Company’s or the Group’s management.

Activities during 2007

In 2007, the nominations and compensation committee was dedicated to the preparation of proposals and recommendations to the board relating to the compensation of the chief executive officer (determination of 2006 variable component and 2007 fixed component) and the determination and distribution of director’s fees, as well as the review of the proposals concerning the compensation of the Company’s executive committee members. The committee also submitted an opinion to the board of directors on the policies relating to the granting of stock options and free shares and on the resolutions submitted to the general shareholders’ meeting of May 10, 2007 regarding employee savings plans and the granting of stock options and free shares. The committee also presented its conclusions and recommendations to the board of directors on the implementation of the new retention obligation for those shares issued as a result of the exercise of stock options by the chairman and chief executive officer pursuant to the law of December 30, 2006 relating to the development of the participation of employees in stock ownership plans (see chapter 15, § 15.1.1 above).

In addition, the nominations and compensation committee made a proposal at the board of directors meeting held on March 29, 2007 for the appointment of Mr. Augustin de Romanet de Beaune, the new chief executive officer of the Caisse des Dépôts et Consignations, as director replacing Mr. Francis Mayer.

Finally, during 2007, the committee evaluated the independence of the directors and conducted the formal evaluation of the functioning of the board of directors, the conclusions of which were presented during the board meeting held on December 19, 2007 (see § 16.1.1supra).

16.2.1.3

Strategic research, innovation and sustainable development committee

At its meeting held on September 14, 2006, the board of directors of the Company created a strategic research, innovation and sustainable development committee, along with a committee charter.

This committee has three to five members, who are appointed by the board of directors based on the recommendations of the nominations and compensation committee. The chairman of the committee is appointed by the board of directors based on a proposal of the chairman of the board.

As of the date of filing of this reference document, this committee was composed of three members appointed by the board of directors on September 14, 2006, two of which are independent (*): Mssrs. Philippe Kourilsky (chairman), Paul-Louis Girardot (*) and Jean-Marc Espalioux (*).

Pursuant to the committee charter, the committee meets at the request of its chairman or the chairman of the board of directors. It meets at least three times per year. In 2007, the committee met a total of 10 times. The attendance rate was 100%.

Duties

The committee’s mission is to evaluate “research and development” and “sustainable development” policies and strategies proposed by the Group”s relevant departments and advise the board of directors with respect thereto.

It is kept informed of programs and high-priority actions that have been undertaken and evaluates the results. In particular, it receives information regarding budgets and manpower, and advises on the allocation of means and resources and their adequacy in light of the proposed objectives.

The committee principally communicates with the chairman of the board of directors, senior management and the Company’s executive committee, the “research and development” and “sustainable development” departments of the Group, as well as all executives within the Company who may provide useful input or opinions.

The Committee may also consult with third parties outside of the Company whose participation may be useful for the carrying out of its duties. It may consult with outside experts as needed.

Activities during 2007

In 2007, the committee’s activities were devoted to the organization of numerous meetings among the Group’s management, including with the Company’s chairman and chief executive officer, the managers of the Group’s divisions, and the director of the development and technology research department. Four working groups to address research and development themes, technological and scientific control, innovation and the resources needed for R&D and innovation activities were created upon the request of the committee. In 2007, it continued its analysis and review of Veolia Environnement Group’s strategy with respect to innovation and control and identified potential improvement lines. In 2007, the committee relied on outside consultants to conduct additional studies.

16.2.2

Committees created by management

16.2.2.1

Disclosure committee

The Company’s chairman of the management board (directoire) and chief financial officer created a disclosure committee (comité de communication), which was presented to the Company’s former management board on December 11, 2002. The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee.

In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of the Company’s divisions (water, energy services, waste management and transportation) and the principal executive officers of the Company’s corporate departments.

Pursuant to its charter, the disclosure committee principally: (i) oversees the implementation of internal procedures concerning the collection and control of information concerning the Company that will be disclosed to the public; (ii) defines the process for preparing the Company’s reports and other disclosures; (iii) examines the information to be disclosed and approves the final version of reports or disclosures, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of these documents.

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary in order to assure the fulfillment of its duties, but no less than twice each year, including (i) once before the end of each year to organize and launch the drafting of the Company’s French reference document and annual report on Form 20-F, and (ii) before the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to approve the report. The disclosure committee may also meet before the announcement of any significant events.

The disclosure committee met twice in 2007. During its June 22, 2007 meeting, it reviewed and approved the Company’s annual report on Form 20-F as well as the certifications required from its chief executive officer and senior executive vice president under U.S. regulatory provisions. At its December 3, 2007 meeting, the disclosure committee principally reviewed regulatory developments relating to reports and other communications designed for public disclosure and, particularly, the process of conveyance of IAS/IFRS standards and US GAAP. It also launched the process of collecting information and preparing for drafts of the Company’s annual reports for the 2007 fiscal year. In addition, it reviewed the comments Veolia Environnement had received from the SEC relating to the Company’s 2006 Form 20-F, as well as those it received from the AMF in connection with its review of the 2006 reference document.

16.2.2.2

Ethics committee

Veolia Environnement’s executive committee created an ethics committee in March 2004 (see also chapter 4, paragraph 4.4 supra). It consists of three to five members chosen by the Company’s executive committee. The committee elects its own chairman, with no particular power being provided for in relation to other members, except that of a casting vote in the event of a tie in voting.

As of the date of the filing of this reference document, this committee was comprised of three members.

Members of the committee may include employees, former employees or persons outside of the Company selected among candidates with a good knowledge of the Group’s businesses and a professional position guaranteeing the independence and perspective necessary for the position.

The committee’s decisions require a majority approval. Its members are subject to strict confidentiality requirements and are not authorized to discuss their personal position outside the committee.

The committee may rely on correspondents designated to it by each of the Group’s divisions.

In accordance with its internal charter, the ethics committee’s duty is to make all recommendations concerning the fundamental values of Veolia Environnement, relating either to subjects it decided to examine or following questions that have been brought to its attention.

In application of this principal, the ethics committee may, in particular, perform “ethics audits” in any of the Group’s operations, whether in France or abroad. The principal purpose of this procedure is to assess, based on interviews with selected individuals representing as faithfully as possible the operation in question, the level of employees’ ethical commitment, their knowledge of the Group’s values, the ethical problems they may encounter, and the training they receive (from their supervisors) or give (to their colleagues) on the subject.

Furthermore, the ethics committee is the body that receives and processes notices addressed to it by employees of the Group relating to breaches of the Group’s “Ethics, Beliefs and Responsibility” program. This is what is known as the “whistleblowing” procedure. The committee has all necessary authority to ferform its duties; it can hear any Group employee, statutory auditor or third party. It can also request the help of Veolia Environment’s internal audit department or use the services of external experts. It has access to all of the sites and all companies of the Group.

In 2007, the committee reported to the accounts and audit committee and to the executive committee concerning its works and expressed the reasons for which it was satisfied as well as its expectations.

CHAPTER 17
EMPLOYEES – HUMAN RESOURCES

17.1

Human resources policy

At the end of 2007, Veolia Environnement had 319,502 employees, representing an increase of 7% compared to 2006. This increase reflects the rapid international development of the Group, the activities of which are territorially-based. As a leader in environmental services, Veolia Environnement intends to maintain this growth rate and spread its corporate model in the 68 countries in which it operates.

The integration of new employees and the cultivation of their loyalty to the company are essential elements of the Group’s human resources policy. In accordance with principles adopted several years ago, Veolia Environnement is continuing its efforts to provide specialized training to every new employee in order for them to become professionals in their specific areas and grow throughout their career. This training is also intended to enhance the employee’s sense of service and demonstrate the value of their contribution towards the provision of essential needs, the preservation of the environment and the well-being of the public.

One means of fostering this sense of service is through the alternation of training courses and work experience. This type of training is gradually becoming the standard recruitment method in the Group’s various entities. In France, the “Veolia Skills” program illustrates the Company’s concrete commitment to this approach through its professional skills training contracts.

With the support of the Veolia Environnement Campus and its international network, this ambitious commitment to skills is at the center of the Group’s training policy. Through it, employees develop a sense of solidarity and a sense that they are contributing to the exchange of know-how. To further this method of recruitment, new campuses are currently being opened, both locally and abroad. This new stage in training development will enable Veolia Environnement to continue to spread its corporate model while adapting it to the regulatory context of each country.

In addition to its commitment to employment, the Group’s employment policy is structured around a number of themes that are aimed at combining personal growth with economic performance.

Safety remains a major concern and the Group is tirelessly pursuing its efforts to protect the health of its employees. In addition, reinforcing diversity and promoting equal opportunities are important issues for maintaining growth and fostering Veolia Environnement’s values of coherence and solidarity.

The development of career paths and professional mobility, the maintenance of dialogue at every level and the expertise in human resources are assets that add value to the Group in all of the countries in which it operates.

Finally, employee satisfaction is addressed through an equitable compensation policy which rewards individual efforts and allows employees to benefit from the company’s performance.

17.1.1

Understanding the Group’s corporate reality

The consistent management of human resources within each division of the Group requires a constant appraisal of corporate reality and operational practices. Veolia Environnement depends on a worldwide network of more than 600 correspondents in its divisions to collect, process and consolidate 160 social indicators.

Specialized software is used to ensure that collection and confirmation of data is reliable. Data collection is followed by analysis by geographic location, country and type of activity.

The stability of certain indicators facilitates a better use and guarantees and encourages an objective and precise evaluation of corporate progress within each entity of Veolia Environnement.

Veolia Environnement is ranked as one of the leaders among CAC 40 companies in terms of the thoroughness and quality of the corporate information it publishes.

The Group monitors various indicators with particularly close attention. These indicators provide global measures regarding certain areas of employment policy set by the Company’s management, which expects the various entities to focus on:

• Employee loyalty;

• Reduction of absenteeism;

• Safe working conditions;

• Reduction of temporary employment; and

• Development of professional training and skills particularly through alternative training.

In order to improve the management of human resources in the coming years, analysis and internal examinations are underway to:

• Analyze the evolution of indicators over the last three years in order to identify recurring themes,

• Compare data from Veolia Environnement and its subsidiaries with publicly available information relating to corresponding business sectors (in France, initially),

• Observe revenues by area and country,

• Collect and highlight particularities within each division or within certain countries, and

• Identify those areas where progress is needed in the coming years, defining the objectives by profession and by country.

These projects will be pursued with the long-term objective of refining the method of evaluating and managing corporate performance within Veolia Environnement and each of its subsidiaries.

This evaluation method must be based on common indicators and progress objectives, which are then individualized, on a case by case basis, in order to take into account the particularities of each profession on the one hand, and the local ones of each country (e.g., practices, legislation, regulations, social protection, etc.) on the other hand.

Veolia Environnement is aware of the need to anticipate the progress and long-term prospects of skills and professions, and is therefore continuing to enhance its system of classification and management of human resources through a detailed mapping of jobs and skill-sets across Veolia Environnement’s various divisions, and through a unified classification of its managers. In France and abroad, the Group is focused on the corporate environment in which it is evolving and attempts to anticipate its transformations. To this end, the corporate observatory, formed in 2001, conducts prospective analysis and studies in partnership with research organizations in order to formulate a long-term social vision. Veolia Environnement must take into account demographic pressure, transformations in the labor market, reorientation of public policy in terms of recruitment and training, and changes in behavior regarding mobility and career choices in order to anticipate changes in its model that are appropriate for a global corporate environment.

In 2007, the corporate observatory’s work included:

• The CEREQ study (Centre d’Etudes et de Recherches sur les Qualifications) on the skill management agreement, the final report of which was presented to all parties involved, including the French committee of the Group,

• A study on absenteeism conducted in collaboration with the ANACT (National Agency for the Improvement of Work Conditions - Agence Nationale pour l’Amélioration des Conditions de Travail).

In 2007, a broad program entitled “Respecting differences and equal opportunities” was launched in order to identify the difficulties encountered in the management of diversity and to improve the Company’s practices in this area.

17.1.2

Encouraging employees’ loyalty to the Company through the development of skills and professional progress

Professional training is the preferred method of skills development for all of the Company’s employees because it:

• Allows them to acquire the required knowledge tailored to changes in their profession and our clients’ expectations;

• Ensures their ability to progress and find employment throughout their professional life;

• Encourages mobility;

• Offers training courses leading to degrees or official qualifications.

In 2007, Veolia Environnement’s entities in France carried on the local implementation of an agreement relating to the development of skills and professional training, signed on October 4, 2004 with unions.

The implementation is being done using various customized schemes that take into account the priorities and specific features of each division.

Operation “Veolia Skills”

Veolia Skills is a recruitment program launched in France in 2005 with the goal of anticipating business growth and the progress of qualifications. This campaign, which in 2007 affected 6,559 employees, is open to internal and outside candidates, of all ages and qualifications.

Outside candidates are offered professional skills training contracts with terms of 9 to 24 months. If the training is successful, the candidates obtain a diploma (from the CAP to a Masters), and are offered an indefinite-term employment contract.

In addition to the traditional recruitment channels, this year four buses with the Veolia logo were sent out across France to present the Group’s businesses and to seek candidates within local populations.

The program also benefited the internal candidates to whom skill development contracts or training periods were offered in order to evolve within the Group. This mobility is an example of the appropriation of the framework agreement concerning skills development.

Moreover, in addition to the interest of the recruitment campaign in terms of the integration of new profiles and the encouragement of the mobility of employees, it offers certain employees the opportunity to expand their roles by becoming tutors.

Given the success of the campaign, Veolia Skills will be continued in 2008.

A strong ambition: training and work experience

In order to maintain its position as leader in environmental services and continually reinforce the quality of its services, Veolia Environnement depends on one major element: qualified personnel. In order to develop employee skills within the constantly evolving context of its various divisions, the group relies on the Veolia Environnement Campus to organize its training policy based on the following principles:

• Provide experience to the group’s employees in their division and professional context while promoting their acquired expertise to clients,

• Organize the transfer of know-how within subsidiaries,

• Support the policies of professional mobility and career development, and

• Reinforce the corporate culture surrounding the environmental services division by emphasizing potential synergies (high added value for the Company’s clients) and solidarity.

Veolia Environnement Campus: a pivotal training site

As a common skills development platform for all Veolia Environnement divisions (water, energy services, environmental services and transportation), Veolia Environnement Campus brings together the training directors from all of the Group’s subsidiaries and is a forum for cultural diversity and interaction.

As a technological showcase for the activities of the Group, the Veolia Environnement Campus is also a pivotal training facility which is at the forefront of a worldwide network.

Taking into account Veolia Environnement’s current development and the prospects that are available to its business around the world, commercial, human, and financial considerations require the efficient management of training efforts and an optimization of the Group’s resources. To this end, the purposes, implementation principles, and development areas within the Group’s training policy must be upheld in each country and division, while taking local contexts into account.

Valuable initial and continued training

The Veolia Environnement Campus, which provides training for all of the skills required for the provision of environmental services, develops its programs in a manner that is responsive to the needs of continuing education, which is an essential skill development tool for employees and which also enables them to ensure their future employability. Nearly 20,000 participants were admitted to the campus in 2007.

The campus’s program also responds to initial training needs. This part of the program allows for the integration of young people who earn a professional degree through apprenticeship and work study (from the Cap to Master degree). This is the case at the CFA (Centre de Formation des Apprentis) Institute of Urban Environment, where almost 16 degrees are earned with a success rate of 92%. These high-level degrees correspond to the European licence, master and doctorate.

An international network and reliable partners

In order to improve the implementation of its ambitious training policy, the Veolia Environnement Campus, which centralizes an international network of 18 campuses in 11 countries, as well as an increasing number of academic partnerships between the Group’s subsidiaries and local universities.

In 2007, three new CFAs were opened in France and are the first structures of the new regional campuses to be operational. The Chicago Campus opened in the United States. In the Czech Republic, the environmental services institute of Prague broadened its activities to all fields.

Ensuring the safety and health of employees

Veolia Environnement’s employees often work in public areas and private sites under conditions that involve risks to their safety. In addition, their work sometimes involves a certain level of physical stress that may result in health problems.

Confronted with these risks, each division has prepared various voluntary risk prevention policies, while integrating, as part of the management of its operations, the monitoring of indicators relating to the frequency and seriousness of accidents.

In addition to continuous improvements in safety material and individual protective gear, several priority safety measures have been systematically implemented within all companies, aimed at:

• identifying and evaluating risks in order to prevent them;

• training and informing employees on how to recognize and prevent workplace accidents and apprehend any risks; one quarter of each employee’s training is dedicated to safety and health matters;

• strengthening the network of security providers and developing a dialogue with employees dedicated to the study of health and safety issues in the context of 2,971 cases that are dedicated to these subjects;

• supporting injured persons, both during their convalescence and once they resume their work;

• implementing, on a case by case basis, a management system for health and safety at work, based on the international reference OHSAS 18001;

• ensuring the safety of employees traveling for business in high-risk areas through the safety crisis team, which is overseen by security managers.

The Group’s executive committee declared 2008 to be “World Safety Year for Veolia Environnement”. This initiative is focused on the prevention of professional, health and security risks. It is implemented internationally and aims to capitalize on existing practices. Five main actions, supported by a communication plan, will be implemented in early 2008:

• Define and launch the Group’s essential Health - Safety standards;

• Implement the commitments of the Executive Committee regarding the problems of Health – Safety;

• Set up an objective and performance review system for the management team;

• Make Health – Security an essential element of employee training and support;

• Manage and control the implementation of the Health – Security policies taking into account the progress of any policies already being used within different entities.

Veolia Environnement works to protect the health of its employees, their families and that of populations within the countries where the Group does business. Its health policies are implemented through local actions.

The Group conducts awareness and prevention campaigns. In 2006, it conducted an international campaign called “Hygiene for my health”, aimed at informing its employees of the importance of hand washing, which is the first step in preventing an epidemic. The campaign informed employees of the importance of hygiene with regards to their health through dialogues and exchanges. The 2007 report on this campaign shows that 100,000 employees worldwide were affected.

Moreover, the Group has created health crisis management plans, for potential events like a flu pandemic. To prepare for such a risk, the operations strengthened specific provisions that would allow those activities that are essential for the population at large to continue without exposing their employees to risks.

Similarly, the Handicap Project was stepped up in 2006. This project aims at assisting recruiters and works with in order to the elaborate common tools for the four business lines by forming lateral working groups in order to help integrate handicapped persons within the workforce.

17.1.3

Build and maintain a relationship of confidence with employees

A dialogue with employees initiated upon arrival and integration of personnel

In France and abroad, Veolia Environnement pursues its external growth through several types of transactions, including mergers and acquisitions, the creation of local subsidiaries with industrial partners and public service delegation contracts signed with local governments.

In all cases, its employees play a key role in their success.

The main challenge is to allow employees to progress at every stage. This applies to status, training, capitalization of know-how, transmission of skills, compensation and social benefits, and involves defining a new corporate mission based on Veolia Environnement’s values, while continuing to respect the one that is in place.

Veolia Environnement’s human resources policy in these cases is based on conviction that the identification and validation of talents and skills is required in order to motivate managers and improve their performance.

The systematic evaluation of the local environment, mentality and teams in place is at the center of the Company’s concerns and strategy; the Group’s expertise in social engineering and the management of human resources are the most important elements for the success of all growth and integration transactions.

Strengthening dialogue with employees at all levels

For the Group’s local services, which are fundamental to Veolia Environnement’s business, employee dialogue takes places within operating units at a local level. It is at this level that social partners are best able to provide appropriate solutions concerning organization, working conditions, skill development and rewarding individual efforts.

The dialogue must be adapted to the other countries where the Group has a presence. After the establishment of a Group Committee in France, a European Group Committee including employee representatives from 21 European countries was formed. The resulting venue for employee dialogue operates on three levels:

• The subsidiary level will remain the place where traditional negotiations occur,

• The country level will allow for exchange of information and dialogue on all national themes,

• The third level will be the European Group Committee. The latter is a forum for consultation and information on subjects involving all of Veolia Environnement’s employees.

Improve social innovation

Veolia Environnement seeks to enhance its employee initiatives, whether they be individual or collective, local or global. Since 2003, the company has been achieving this objective by creating procedures for the collection and publication of information concerning all employee and community related matters. Close to 1,200 initiatives were recorded in five years originating in all regions of the world where Veolia Environnement conducts business, thus proving the Group’s consistency and individual contributions.

These initiatives concern the essential objectives of human resources development: employment, professional progress, training, health and security, and the improvement of populations’ living conditions. Their value depends upon their effective implementation based on local concerns, and are always guided by the objective of improving the progress of employees and the well-being of residents of the areas where the Group conducts business.

About 40 innovations become corporate initiatives, published in French and English and featured on the Internet and intranet sites.

In addition, a panel meets annually to determine the most innovative projects and award them a trophy, delivered by the CEO. In 2007, during an international human resources seminar in Brussels, six corporate initiative trophies were awarded to:

• Veolia Energy for “Pépinière Internationale, objectif 2010”;

• ST2N of Veolia Transport France for “Mobi’guide”, for the improvement of service relations with disabled persons;

• Veolia Transport North America for “World Class Safety”, the leader in safety measures;

• SENSE (France) for its training program for disabled persons within the cleaning profession;

• Veolia Water, Veolia Environnemental Services and Veolia Transport in France for the tutorial school for young professionals coming from underprivileged neighborhoods; and

• Tianjin CGE Water Co. Ltd, Veolia Water – China for the charitable plan aimed at destitute Chinese populations.

17.1.4

A compensation policy that associates employee welfare benefits and employee profit-sharing

Veolia Environnement applies a global compensation policy, which is consistent with the company’s results and includes the following components: salary, employee welfare benefits and employee savings. This approach consists of:

• offering competitive compensation based on the markets of the relevant countries;

• enabling employees to earn fair compensation that takes into account their individual efforts;

• strengthening employee welfare benefits (illness, disability, death);

• reinforcing the pension and entitlement systems in various countries;

• developing employee savings.

The increase in life-expectancy and medical costs, as well as the retirement of the “baby boom” generation, will affect the employee welfare systems in the long-term.

In certain countries, economic actors must provide medical, provisional, and retirement coverage to their employees if the employee welfare system does not.

In light of its international presence, the Company must take these factors into account and be sure to:

• respect local legal systems and establish complementary social welfare systems in order to guarantee high quality coverage to all of Veolia Environnement’s employees;

• guarantee the competitiveness of the company by attempting to limit corporate commitments subject to the IAS 19 accounting standard;

• finance the savings plans with contributions from the employer and employees in order to ensure the responsibility of all parties.

As of December 31, 2007, Veolia Environnement’s corporate commitments represented €1.9 billion, a decrease of 5% compared to the end of 2006, which is essentially due to changes in actuarial assumptions and in particular to a rise in the actualization rate. Retirement plans with defined benefits accounted for 70% of this amount. Other commitments relate to end of career indemnities, senior executive retirement, medical coverage for retirees, other work benefits and end of career compensation.

The consolidation of commitments was made over more than 60 countries.

In 2007, the Group extended its policy of employee savings. Veolia Environnement proposed a new share capital increase to 195,515 employees in 27 countries, representing approximately 33,000 more employees and 8 more countries than in 2006.

As a result of this transaction, close to 57,000 employees are shareholders of Veolia and collectively hold 1.63% of Veolia’s share capital (see §17.5.2 infra).

17.2

Corporate information (NRE Law27)

The corporate information below has been taken from an international database, which the Company has been developing since 2001. This database includes, for all of Veolia Environnement’s companies globally or proportionally consolidated, and located in all of the countries where the Company has employees, approximately 150 corporate indicators that yield more than 225,000 pieces of data per year sorted by company, country and geographical area or region.

The salient indicators drawn from the international database are presented below under different subheadings. Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the world, and may require more detailed analysis at the level of the specific geographic area, country or business concerned.

Total Number of Employees

As of December 31, 2007, Veolia Environnement had 319,502 employees, an increase of 7.04% (21,004 employees) over 298,498 employees as of December 31, 2006.

27 Law no. 2001-420 of May 15, 2001 on new economic regulations (nouvelles régulations économiques, or “NRE”).

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location:

	Water*	Environmental Services*	Energy Services	Transportation	Total	%
Europe	55,945	68,288	43,794	61,166	229,889**	71.95%
Of which metropolitan France	29,725	35,928	20,058	31,027	117,434**	36.76%
North America	3,626	11,243	109	13,890	28,868	9.04%
South America	2,925	7,369	7,225	1,697	19,216	6.01%
Africa/Middle East	7,726	7,355	1,266	498	16,845	5.27%
Asia/Pacific	12,645	5,777	1,981	4,281	24,684	7.73%
Total	82,867	100,032	54,375	81,532	319,502**	100%
%	25.94%	31.31%	17.02%	25.52%	100%

*

Proactiva’s employees (8,789 employees) have been divided according to activity, between water (1,939 employees) and waste services (6,850 employees).

**

The total number for France includes 696 employees who work at the Company's headquarters, at the Centre d’Analyses Environnementales and at the Veolia Environnement Campus.

As of December 31, 2007, 36.76% of Veolia Environnement’s employees were located in France, 35.19% in the rest of Europe, 9.04% in North America and 19.01% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2007, Veolia Environnement employed 319,502 individuals, among which 298,008 (representing 93.3% of its employees) under indefinite term employment contracts and 21,494 persons under fixed-term employment contracts. During 2007, 8,030 fixed-term employment contracts were converted into indefinite term employment contracts (or 37.4%). As of December 31, 2007, 27,048 of Veolia Environnement’s employees (or 8.5% of total employees) were managers, 292,454 were non-managerial employees, and 65,519 were women (or 20.5% of total employees).

In France, among the 117,716 employees as of December 31, 2007 (including 282 employees in Réunion), 110,413 (or 93.8%) were employed under indefinite term employment contracts and 7,303 under fixed-term employment contracts. During 2007, 3,065 fixed-term contracts were converted into indefinite term contracts (or 42%). Of Veolia Environnement’s employees in France, 13,393 (or 11.4%) were managers, 104,323 were non-managerial employees and 25,770 (or 21.9%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that Veolia Environnement would have had if the latter had all been working full time during the entire year. It is calculated by weighing the total number of employees against the employment rate and the amount of time worked by each employee. In 2007, Veolia Environnement’s weighted average number of employees was 291,140.2, of which 270,880.0 (or 93.0%) were employed under indefinite term employment contracts.

In France, the weighted average number of employees during 2007 was 110,520, of which 103,964 (or 94%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies. In 2007, the consolidated weighted average number of employees was 284,072.

Hiring

During 2007, Veolia Environnement hired 60,072 new employees under indefinite term employment contracts and 29,01928 new employees under fixed-term employment contracts.

7% of Veolia Environnement’s weighted average annual number of employees were employed under fixed-term employment contracts.

In France during 2007, Veolia Environnement hired 14,476 new employees under indefinite term employment contracts, including 1,809 managers, and 18,981 new employees under fixed-term employment contracts29 (or 56.7% of the total number of employees hired). 6% of Veolia Environnement’s weighted average annual number of employees in France were employed under fixed-term employment contracts.

Departures

During 2007, the total number of departures reached 77,991, including 10,206 individual dismissals and 326 as part of layoffs.

In France, the total number of departures in 2007 reached 29,103, including 2,814 individual dismissals and eight layoffs.

Overtime

The total amount of overtime hours during 2007 was 23,760,578 (an increase of 8.5% as compared with 2006), corresponding to an average of 74.4 overtime hours per employee. However, the concept of “overtime” varies depending on the definition set forth by local authorities in countries where the Group conducts business, which sometimes makes it difficult to evaluate such an indicator. Furthermore, in a services business like that of Veolia Environnement, a large number of overtime hours are due to emergency interventions made by on-call or on-site personnel, for example to restore drinking water or heating within a reasonable period of time.

In France, the total number of overtime hours was 3,636,641, corresponding to an average of 30.9 overtime hours per employee per year.

Temporary employees

The number of temporary employees (in full time equivalent) was 14,026, which represents 4.8% of the total full-time equivalent of employees.

In France, the number of temporary employees (in full time equivalent) was 7,648, which represents 6.9% of the total full-time equivalent of employees.

28 Not including contracts transformed into indefinite-term contracts (8,030 worldwide).

29 Not including contracts transformed into indefinite-term contracts 3,065 in France).

Information relating to employee cutbacks and employment protection plans, reclassification efforts, rehiring and support measures

Variations in Veolia Environnement’s scope often result in the transfer of employees without the termination of their contracts. The limited number of restructurings that occurred during 2007 corresponded mostly either to a loss in certain markets, or to a required reorganization of certain units. These restructurings are always carried out not only in compliance with applicable laws and upon consultation with the corporate partners, but also in ways that favor internal reclassifications and mobility within the Group.

Organization of working hours and absenteeism

The organization of working hours depends on the companies involved, the nature of their activities and their location, and is designed to meet the needs of the companies themselves as well as those of employees. Although work schedules are most commonly based on daily working hour requirements, they may vary significantly from country to country. For example, depending on the country, the work week may be equal to 4, 5 or 6 days, and mandatory arrival and departure times, daily schedules, rules relating to alternate short and long work weeks and annualized limits on working hours may vary.

The average workweek in VE’s business is 40 hours (compared to 38.4 hours in 2006). The number of part-time employees (in full-time equivalent) totaled 15,839 in 2007, representing 5.4% of the total workforce in full time equivalent.

The total number of days in which employees indefinite term employment contracts were absent totaled 3,492,789 in 2007, including 2,394,092 days off for sickness (representing 68.5% of the total) and 351,880 days off for workplace accidents, not including travel (representing 10.1% of the total), with the remaining days relating mainly to absences for family events, maternity, etc. This corresponds to an absenteeism rate in 2007 of 5.7%, which is stable compared to 2006.

In France, the average workweek is 35.5 hours. The number of part-time employees (in full-time equivalent) totaled 7,704 in 2007 (representing 7% of the total workforce in full time equivalent). The total number of days on which employees were absent totaled 1,671,955 in 2007, including 1,129,280 days off for sickness (representing 67.5% of the total) and 231,616 days off for workplace accidents, not including travel (representing 13.8% of the total).

Compensation, labor contributions and equality

The annual average gross compensation of all employees worldwide was €26,039 per employee in 2007.

Undue reliance should not be placed on the annual average gross compensation figures, which are given for indicative purposes only. Compensation paid to employees varies greatly as a result of the diverse nature of Veolia Environnement’s activities and of the work performed by employees, and can vary based on geographic location as well.

Veolia Environnement’s labor contributions represented 30.4% of its total employment costs (31.1% in 2006). The average gross compensation paid to male employees was €26,786 (€25,966 in 2006), compared to €22,823 (€22,127 in 2006) paid to female employees (representing a difference of €3,963, or 14.8%). This difference was mainly due to the nature of work performed and to differences in age, seniority and qualifications often found between the two populations. Veolia Environnement’s policy is to respect equality in the workplace between men and women who possess similar capabilities and qualifications.

In France, the annual average gross compensation of all employees reached €28,977 per employee in 2007. The average gross compensation paid to male employees was €29,698 per employee and that paid to women was €25,965 per employee, representing a difference of €3,733 (12.6%). Labor contributions represented 44% of total employment costs.

Ratio of average compensation to average minimum wages

This indicator enables Veolia Environnement to compare its compensation levels with the minimum wages guaranteed or implemented in each country in which it operates, and in turn to assess the minimum level of resources of its employees in each of these countries. In the 19 countries studied that have mandatory minimum wages set by law (in which over two-thirds of Veolia Environnement’s employees are located), VE employees’ weighted average compensation was €27,506 in 2007, compared to average minimum wages of €12,272, which results in a ratio of 2.2, unchanged from 2006.

Profit-sharing and participation

In 2007, Veolia Environnement paid its employees in France €59,386,297 (€54,812,696 in 2006) and €61,263,468 under participation agreements (€56,748,601 in 2006). The total amount paid under profit-sharing and participation agreements was €120,649,765, or 3.8% of total employment costs (€111,561,297 in 2006).

41,308 employees subscribed to the Sequoia Group Savings Plan opened in October 2007 in Germany, Australia, Belgium, Brasil, Canada, Korea, Spain, Estonia, Finland, France, Hong Kong, Hungary, Ireland, Israel, Italy, Lithuania, Marocco, Norway, the Netherlands, Poland, Portugal, the Czech Republic, Romania, Slovakia, Slovenia, Sweden and Switzerland. The total amount of subscriptions amounted to €68,451,325, excluding leverages and employer contributions, which amounted to €16,879,982, after adjustments.

Labor relations and union agreements

• Number of collective agreements signed: 2,070 collective agreements were signed, including 1,020 agreements relating to compensation, 197 agreements relating to health, safety and working conditions, 266 agreements relating to employee dialogue and 587 agreements relating to other themes or combining several themes;

• Number of employee representatives: 16,072;

• Number of collective agreements signed in France: 641 collective agreements signed, including 389 agreements relating to compensation, 68 agreements relating to health, safety and working conditions, 73 agreements relating to employee dialogue and 111 agreements relating to other themes or combining several themes;

• Number of employee representatives in France: 10,394.

Health and safety conditions

The definition of a workplace accident varies by country. In some countries, only accidents that cause more than 2 or 3 days of absence from work, or even more days in some instances, qualify as true workplace accidents. Veolia Environnement, on the other hand, has a common definition for all countries and subsidiaries, which includes any workplace accident, outside of travel, which causes at least one day of absence from work. In 2007, the number of workplace accidents, not including travel, resulting in absence for at least one workday was 11,848 (an increase of 5.1% compared with 2006), and the number of days not worked due to workplace accidents was 351,880 (an increase of 7.6% compared with 2006).

The frequency rate of workplace accidents, which is calculated as the total number of accidents over one million workable hours, went from 24.7 to 23.9 in one year. The rate of severity of workplace accidents, which is calculated as the number of lost workdays due to accidents over one thousand workable hours worked, continued to decrease, to 0.71 (as compared to 0.72 in 2006).

Veolia Environnement provided safety training to 157,611 employees during 2007, an increase of 9.9% compared to 2006. As evidence of the significance of these issues, 2,971 entities throughout the world are dedicated to dealing with health and safety issues in the workplace.

In France, the frequency and seriousness of accidents are often greater than the worldwide average, but they are tracked much more closely than in many other countries where regulations are not as strict. In 2007, the number of workplace accidents with leave for at least one workday was 5,805, and the number of days not worked due to workplace accidents was 231,616. The frequency rate of workplace accidents was 30.90, and the level of severity of workplace accidents was 1.23. Veolia Environnement provided safety training to 56,279 employees during 2007 and has 659 entities dedicated to dealing with health and safety issues in the workplace. Veolia Environnement has as one of its primary objectives the reduction of the frequency and seriousness of workplace accidents, and to this end, has already implemented various preventive measures.

Training

Veolia Environnement places great importance on the development of the skills of its employees, in order to maintain the employability of its staff and, by extension, on training, mobility and the creation of motivating professional careers.

A specific effort has been made to develop training abroad:

• Total number of training hours: 6,210,061 hours;

• Percentage of training expenses in payroll: 2.25%;

• Total number of persons taking part in training programs: 443,499 (+23.6% as compared with 2006), including 47,347 managers and 396,152 non-managers (representing 89.3% of all training participants). 311,347 participants were men and 132,152 were women (representing 29.8% of all training participants);

• Average duration of training programs: 14 hours.

In France, in 2007:

• Total number of training hours: 2,052,473 hours;

• Percentage of training expenses in payroll: 3.03%;

• Total number of persons taking part in training programs: 125,571, including 15,308 managers and 110,263 non-managers, divided into 105,853 men and 19,718 women;

• Average duration of training programs: 16.3 hours.

Employment and integration of disabled workers

The number of disabled employees amounted to 4,980 as of December 31, 2007. This figure, however, does not cover Veolia Environnement’s activities in certain jurisdictions that do not have a precise definition of a “disabled person”. In France, the number of disabled employees amounted to 3,103 as of December 31, 2007.

Social work

Veolia Environnement provided €62,267,656 in subsidies related to social work in 2007. This figure, however, does not cover all of Veolia Environnement’s activities in this domain, and does not include subsidies in a number of countries that do not record this amount separately from other labor-related charges. In France, Veolia Environnement provided €45,490,079 in subsidies related to social work.

Outsourcing and procurement

Veolia Environnement sometimes chooses to outsource certain activities that are not part of its core activities. It uses companies that respect the fundamental principles of the International Labor Organization. The financial data currently available does not allow Veolia Environnement to calculate the importance of outsourcing, which is also difficult to measure on a worldwide level.

With respect to matters relating specifically to procurement, which has some similarities to outsourcing, the charter signed by Veolia Environnement, which covers all participants in its procurement network around the world, sets forth the principles and rules governing its procurement activities, including ethical principles and the rules adopted by the International Labor Organization relating to forced labor, child labor, equality of opportunity and freedom of association. Veolia Environnement requires all of its suppliers to respect these rules and principles through specific contractual clauses in its supply arrangements with them.

Influence of activities on regional development and local populations

This issue is discussed in Veolia Environnement’s 2007 Sustainable Development Report.

17.3

Stock option plans

17.3.1

Stock options granted to the chairman and chief executive officer in 2007 and options exercised during 2007

Stock options granted to the sole executive director during 2007 and number of options exercised during 2007	Number of stock options awarded / Number of shares subscribed for or purchased	Exercise Price (in euros)	Expiration Date	Plan Number
Options granted to the chairman and chief executive officer during 2007 by Veolia Environnement and any other company within the Group	110,000	57.05	July 17, 2015	N°7
Options exercised in 2007 by the chairman and chief executive officer	45,641	31.92	June 23, 2008	N°1
	211,782	41.25	February 8, 2009	N°2
	40,000	22.50	March 24, 2011	N°4
	2,310	22.14	March 24, 2011	N°4

17.3.2

Stock options granted to top ten officers and employees in 2007 and options exercised during 2007

Stock options granted to top ten officers and employees during 2007 and number of options exercised during 2007	Number of stock options awarded / Number of shares subscribed for or purchased	Average Weighted Exercise Price	Plan Number
Options granted during 2007 by Veolia Environnement and any other company within the Group to the 10 officers and employees receiving the most options	350,000	57.05	N°7
Options exercised in 2007 by the 10 officers and employees exercising the most options(1)	119,687 20,000 45,339 230,000 7,800	41.25 40.59(2) 37.25 22.50 22.14(2)	N°2 N°2 N°3 N°4 N°4
(1) This table does not include options exercised by former employees who have left the Group. (2) Exercise price after legal adjustments (see 17.3.3 infra).

17.3.3

Stock option plans

During its meeting held on March 29, 2007, following the recommendations of the nominations and compensation committee, the board of directors defined the Company’s policy on incentive programs for managers and directors of the Group and decided that for certain categories of beneficiaries, this system could combine the award of stock options and free shares (see § 17.4 infra). During its meeting held on July 17, 2007, the Board of Directors decided that stock options would be reserved for directors and that the free shares would be awarded to a large group of managers and “outstanding” employees, without combination of the two policies.

In addition, in accordance with the new provisions of the Commercial Code resulting from the law of December 30, 2006 for the development of employee shareholding the Company’s board of directors determined, at the same date, the rules applicable to the chief executive officer’s obligation to retain all or part of his shares, in registered form, which are held as a result of the exercise of options, until the end of the term of his office (see § 15.1.1 supra).

The authorization given during the general shareholders’ meeting held on May 11, 2006 relating to the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital (twenty-fourth resolution) was not exercised during the 2006 fiscal year. This authorization, which has a 26-month term, is valid until July 11, 2008. The board of directors employed this authorization during 2007.

2007 Stock option plan (plan n°7) and “stock appreciation rights”

Stock option plans

Pursuant to this authorization, the board of directors decided on July 17, 2007, upon the proposal of the appointment and compensation committees, to allocate 2,490,400 share subscription options, representing 0.60% of the Company’s share capital on the date of such decision, with an exercise price set at € 57.05 per share, which reflects the average of the opening share prices in the 20 days preceding the board of directors’ decision. The options will be exercisable as from July 18, 2011.

Pursuant to the board’s decision, options were awarded to 557 beneficiaries as follows:

• Members of the executive committee: 330,00030 (or 13.2% of the total)

• Category 1 - Group senior executives not members of the executive committee: 811,000 options (or 32.6% of the total)

• Category 2 – Other group executives: 1,349,400 options (or 54.2% of the total)

Stock appreciation rights

The board of directors also decided on July 17, 2007 that the plan would include an award to American residents of “stock appreciation rights” (SAR), which are the financial equivalents of those subscription options replicating the exercise and performance terms of the options. These SAR are valid for 6 years (versus 8 years for options) and may be exercised at the end of four years. The exercise price of the SAR was set at € 57.20, which reflects the opening share price on the date of the board of directors’ decision. The acquisition period is identical to that of the options, that is 4 years following the award decision.

Pursuant to the board of directors’ decision, 205,200 stock appreciation rights were awarded to 181 beneficiaries as follows:

• Category 1 - Senior executives of the group excluding executive committee members: 29,500 SAR (or 14.4% of the total)

• Category 2 - Other group executives: 84,300 SAR (or 41.1% of the total)

• Category 3 – Group employees who distinguished themselves through performance: 91,400 SAR (or 44.5% of the total)

The board of directors meeting that was held on December 19, 2007 acknowledged the adjustment of the total number of subscription options and stock appreciation rights attributed as well as their final distribution for purposes of determining completed distributions.

30 Of which 110,000 subscription options were allotted to the President.

Performance terms

The acquisition of options and SARS awarded to the executive committee, as well as to categories 1 and 2 above is subject to a minimum growth of the net earnings per share (NEPS) between December 31, 2006 and December 31, 2008 according to the following rate:

	NEPS< 10%	NEPS ≥ 10 et <25%	NEPS ≥ 25%
COMEX and category 1 Percentage of award	0%	Between 1% and 99% proportional to net earnings	100%
Category 2 Percentage of award	50%	Between 51% and 99% proportional to net earnings	100%

Given the performance terms that apply to the free shares, the SAR allocated to category 3 will be permanently acquired in the event of an increase in the net earnings per share on December 31, 2008 compared to that of December 31, 2006, equal to or greater than 10% (see § 17.4 infra).

Adjustment of stock option plans following the capital increase completed on July 10, 2007

As a result of the capital increase completed on July 10, 2007 (see chapter 6, § 6.1.3 supra), and in order to protect the rights of the holders of options to subscribe or purchase shares, an adjustment of the exercise ratio of such options was undertaken pursuant to article L. 225-181 of the Commercial Code under the terms and conditions set forth below. The adjustment was implemented so as to equalize, to the nearest hundredth share (0.005 being rounded up to the higher number, or 0.01), the value of the shares that will be issued and the value of the shares that would have been obtained prior to the capital increase.

The adjustment of the bases for the exercise of the rights attached to these options was implemented taking into account the relationship between, on the one hand, the value of the preferential subscription right and, on the other hand, the value of the share following the removal of this right, as they appear from the average opening share prices during all of the trading sessions included in the subscription period for the capital increase. Moreover, the number of shares subject to an option was adjusted, so that the total of the subscription or purchase prices remained constant; this adjusted number will be rounded upwards, such rounding up being accomplished by allocation and by holder.

These adjustments are applicable as of July 11, 2007.

The following table outlines the share subscription and purchase plans at December 31, 2007:

	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Purchase Options
	2007 Plan	2006 Plan	2004 Plan	2003 Plan	2002 Plan	2001 Plan	2000 Plan
	N° 7	N° 6	N° 5	N° 4	N° 3	N° 2	N°1
Date of shareholders’ meeting	May 11, 2006	May 12, 2005	May 12, 2004	April 25, 2002	June 21, 2000	June 21, 2000	June 21, 2000
Date of management board meeting or board of directors’ meeting	July 17, 2007	March 28, 2006	December 24, 2004	March 24, 2003	January 28, 2002	February 8, 2001	June 23, 2000
Total number of options originally awarded	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Total number of shares originally granted	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Total number of shares after legal adjustments	2,490,400	4,110,406	3,392,012	5,164,390	*4,657,903	3,578,039	*735,635
Number of directors receiving awards	6	7	7	6	5	6	29
Number of employees receiving awards	557	1,378	1,087	1,740	1,400	1,500	30
Number of options remaining to be exercised at December 31, 2007	**2,473,900	**4,002,884	**3,294,066	**1,950,414	**2,045,292	** 1,520,588	**/**** 134,029
Beginning date for exercise	July 18, 2011	March 29, 2010	December 25, 2007	March 25, 2006	January 29, 2005	February 9, 2004	June 24, 2003
Expiration date	July 17, 2015	March 28, 2014	December 24, 2012	March 24, 2011	January 28, 2010	February 8, 2009	June 23, 2008
Exercise price	€57.05	***€44.03	***€24.32	***€22.14	***€36.65	***€40.59	***€31.41
Options exercised	0	1,300	35,592	2,784,621	2,236,647	1,836,563	385,778

*

Number of shares after subtraction of exercised options, adjusted to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002 and July 10, 2007).

**

Number of options after subtraction of exercised options and adjustments resulting from changes in the situations of the beneficiaries.

***

Adjusted exercise prices to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002 and July 10, 2007).

****

Number of options after calculation of the “outperform” criteria set forth in the annex to the 2000 plan.

With respect to the potential dilution relating to the share subscription options and free shares, see chapter 21, § 21.1.5 infra.

Proposed resolution in view of the general shareholders’ meeting held on May 7, 2008

A resolution will be proposed to the general shareholders’ meeting that will be held on May 7, 2008, concerning the grant of an authorization to the board of directors to award subscription options or share purchase options without discount to employees and/or officers of the Company or its related companies for a maximum of 1% of the Company’s aggregate share capital. This 26-month authorization would be valid until July 7, 2010.

In accordance with the decision of the board of directors of March 25, 2008, the company’s policy in 2007 relating to stock options will be pursued in 2008 and the acquisition of the options will be partially subject to performance conditions.

17.4

Award of free shares

During its meeting held on March 29, 2007, following the recommendations of the nominations and compensation committee, the board of directors defined the Company’s policy concerning incentive plans for managers and directors of the Group and decided that for certain categories of beneficiaries, excluding members of the Company’s executive committee and principle officers of the Group, this system could combine the award of stock options and free shares and that a performance criteria could, for certain categories of beneficiaries, be a condition to the final acquisition of free shares. During its meeting held on July 17, 2007, the Board of Directors decided that the free shares would be awarded to a large group of managers and “outstanding” employees, without combining the two policies (stock options and free shares).

Pursuant to the thirteenth resolution adopted by the general shareholders’ meeting on May 10, 2007 (award of existing free shares or to be issued for a maximum total of 0.5% of share capital), the general shareholders’ meeting decided on July 17, 2007, upon the proposal of the appointment and compensation committees, to implement a free share award plan and to allocate a total amount of 333,700 shares (after adjustment by the board of directors on December 19, 2007, to account all final share attributions) representing 0.07% of the Company’s share capital on the date of the resolution.

Based on the terms of the board of directors’ decision, the shares were awarded to 2,232 beneficiaries from category 3 (see §17.3.3 supra) spread throughout 18 countries including France. This category includes executive and non-executive employees with at least 3 years’ seniority who have achieved remarkable individual or collective results relative to their specific objectives.

The acquisition period varies depending on the applicable tax regime. In general, the acquisition period is set at two years for French residents (July 18, 2009), following a lock-up period of two years (July 18, 2011), while foreign residents are subject to an acquisition period of four years (July 18, 2011) not followed by a lock-up period.

Free shares awarded to category 3 beneficiaries are subject to the following performance terms: they will be permanently acquired in the event of an increase of net earnings per share at December 31, 2008 in comparison to that at December 31, 2006, equal to or greater than 10%.

With regards to the potential dilution related to the subscription of shares and free shares, see chapter 21, § 21.1.5 infra.

The authorization of the general shareholders’ meeting held on May 10, 2007 (limited to 0.5% of the company’s share capital), in effect until July 10, 2009, led to the attribution, in 2007, of 0.07% of the share capital on the day of the board’s decision. Consequently, no new resolution will be proposed at the general shareholders’ meeting that will be held on May 7, 2008.

17.5

Employee profit-sharing

17.5.1

Profit-sharing contracts and participation contracts

Given the nature of its activities, the Company is unable to allocate funds to a participation reserve, and therefore has not entered into any participation contracts. However, a profit-sharing plan applies to all Company employees, which aims at aligning employees’ interests with those of the Company in terms of achieving specific growth objectives over a three-year period.

Generally, the Group favors expanding profit-sharing plans in order for employees to have a vested interest in the progress made by the specific division in which they are employed. The measurement of such progress—and hence the level of profit-sharing—is based on criteria adapted specifically to the relevant work.

17.5.2

Company savings plan and employee share ownership policy

Since 2002, Veolia Environnement employees have had the possibility of investing in various instruments of the Group’s savings plan (GSP), “Sequoia,” including diversified funds and an investment fund in Veolia Environnement shares.

After a first share capital increase reserved for French employees, Veolia Environnement decided in 2004 to offer its foreign employees the possibility of acquiring shares in the company during reserved capital increases. The plan was progressively extended at the international level (it now covers 27 countries, including France, and 29 countries, all mechanisms combined), the ultimate goal being for employees to hold 5% of the outstanding share capital.

Two employee shareholder plans are proposed: a “classic” plan, in which the employee is exposed to the variation of share prices, and a “secured” plan, which protects the employee from a decline in the price of VE shares while giving them the possibility to benefit from a portion of the increase, as applicable.

Depending on the local particularities, the shares in these two plans were subscribed either directly or through the FCPE. Additional, specific plans were put in place in the United Kingdom (Share Incentive Plan, as in 2006) and in China (global plan replicating the economic conditions of the secured shareholder plan) in order to circumvent certain constraints, such as tax and exchange rate regulations.

A review of the 2007 subscription indicates a high level of participation: out of the 216,153 current or retired employees eligible (all mechanisms included), 44,373 (or 20.53%) decided to participate, resulting in a 43% increase in total contributions compared to 2006, of which 41,308 towards the Group’s saving plan.

This subscription resulted in the issuance, in application of the eleventh resolution of the general shareholders’ meeting held on May 10, 2007, of 3,061,675 new shares and a corresponding increase in the Company’s share capital of €15,308,375.

In addition, 188,771 new shares (representing 0.04% of the share capital) were issued in application of the twelfth resolution of the general shareholders’ meeting held on May 10, 2007, after a capital increase reserved for Sequoia Souscription International – SAR, a subsidiary of Calyon, as part of the establishment of a structured offer to employees in countries where traditional employee shareholder plans are not available.

These two capital increases were acknowledged on December 12, 2007.

Given the share capital increases that occurred in 2002, 2004, 2005, 2006 and 2007, approximately 57,000 employees of the group own 1.63% of Veolia Environnement’s share capital as of the filing date of this reference document.

In total, approximately 76,000 employees have active accounts in Veolia Environnement’s Sequoia savings plan, i.e., more than 1 in 3 employees in the countries in which the Group’s savings plan is available.

17.6

Purchases, sales or transfers of the Company’s shares by members of the board of directors and officers

Pursuant to Article L.621-18-2 of the French Monetary and Financial Code (Code monétaire et financier) and Article 223-22 of the general rules of the AMF, any director, manager, officer31 or person having a personal relationship with any director is required to notify the AMF of any acquisitions, sales, subscriptions or exchanges of securities or financial instruments of the Company within five days of their completion.

In addition, directors and officers are subject to French and U.S. regulation relating to insider trading and the use or disclosure of inside information32.

Finally, directors and officers are required to adhere to the Company’s code of conduct governing trading in its shares (see § 4.2.2.2 and 16.1.1 supra). Under the provisions of this code, the Company considers members of the board of directors and the executive committee to be permanent insiders. Accordingly, directors may only carry out purchases or sales of the Company’s shares, directly or through an intermediary, under certain conditions and during certain limited time periods, including after publication of the Company’s annual and semi-annual results.

17.6.1

Purchases, sales or transfers of the Company’s shares by directors

As of December 31, 2007, the members of the Company’s board of directors held a total of 70,540 Veolia Environnement shares, representing approximately 0.015% of the Company’s share capital at that date. The table below details the numbers of Veolia Environnement shares held individually by each of the Company’s directors:

31 Article L621-18-2 of the Monetary and Financial Code covers any person who “disposes of the power to make managerial decisions concerning the strategy or evolution of the issuer and has regular access to confidential information directly or indirectly concerning the issuer.”

Veolia Environnement considers members of its executive committee as managers or officers having regular access to inside information and participating directly in the Group’s management and strategy decisions (see § 16.1.1 supra). A list of these persons was submitted to the AMF in accordance with Article 223-24 of its general rules.

32 Pursuant to the terms of article L621-18-4 of the Monetary and Financial Code, a list of permanent insiders has been prepared, which includes, in particular, members of Veolia Environnement’s board of directors and executive committee. This list is available to the AMF for review.

Number of shares held at December 31, 2007
Jean Azema	750
Daniel Bouton	900
Jean-Francois Dehecq	840
Augustin de Romanet de Beaune	750
Jean-Marc Espalioux	3 952
Paul-Louis Girardot	985
Philippe Kourilsky	750
Serge Michel	3,094
Henri Proglio	52 097
Baudoin Prot	1 687
Georges Ralli	985
Paolo Scaroni	750
Louis Schweizer	2,250
Murray Stuart	750
Total	70,540

The table below details transactions involving Veolia Environnement securities executed during 2007 by the directors of the Company33. To the best of the Company’s knowledge, no other declaration of transactions involving the purchase or sale of Veolia Environnement securities by directors or any persons having a personal relationship with directors over the course of 2007 was made:

Name of Officer	Financial Instrument	Nature of Transaction	Date of Transaction	Unit Price (in euros)	Total Amount of Transaction (in euros)
Augustin de Romanet de Beaune	Shares	Purchase	June 18, 2007	57.15	42,862.50
Henri Proglio	Shares	Subscription	April 10, 2007	41.25	2,912,002.50
	Shares	Sale	April 10, 2007	56.87	3,999,666.11
	Shares	Subscription	April 11, 2007	41.25	2,912,002.50
	Shares	Sale	April 11, 2007	57.32	4,031,319.43
	Shares	Subscription	April 12, 2007	41.25	2,912,002.50
	Shares	Sale	April 12, 2007	56.41	3,967,309.39
	Shares	Subscription	April 13, 2007	22.50	900,000.00
	Shares	Subscription	April 16, 2007	31.92	1,456,860.72
(related person)	Shares	Sale	April 23, 2007	57.68	1,153,600.00
(related person)	Shares	Sale	April 23, 2007	57.68	1,153,600.00
	Shares	Subscription	July 10, 2007	49.70	283,538.50
	Shares	Subscription	November 19, 2007	22.14	51,143.40
Baudouin Prot	Shares	Purchase	May 11, 2007	60.56	30,280.00
Paolo Scaroni(1)	Shares	(1) Purchase	March 9, 2007	53.17	39,877.50
Louis Schweitzer	Shares	Subscription	July 11, 2007	49.70	12,425.00
(1) Purchase of 750 shares of which the directors must be holders by virtue of the by-laws of Veolia Environnement.

33 This table, established in accordance with the dispositions of article 223-26 of the AMF’s general regulations, details transactions declared to the AMF during 2007 by the directors of the Company.

17.6.2

Purchases, sales or transfers of the Company’s shares by officers

At December 31, 2007, members of the Company’s executive committee held a total of 64,860 Veolia Environnement shares, representing approximately 0.014% of the Company’s share capital at that date34.

The table below details transactions involving Veolia Environnement securities executed during 2007 by members of the Company’s executive committee35. To the best of the Company’s knowledge, no other declaration of transactions involving the purchase or sale of Veolia Environnement securities by directors or any persons having a personal relationship with directors over the course of 2007 was made:

Name of Officer	Financial Instrument	Nature of Transaction	Date of Transaction	Unit Price (in euros)	Total Amount of Transaction (in euros)
Olivier Barbaroux	Shares	Subscription	July 10, 2007	49.70	1,739.50
	*FCPE shares	Subscription	December 12, 2007	48.18	202,865.00
Jérôme Contamine	Shares	Subscription	May 3, 2007	22.50	1,237,500.00
	*FCPE shares	Sale	June 15,2007	25.24	240,411.00
	Shares	Subscription	June 15, 2007	22.50	225,000.00
(related person)	DPS	Sale	June 20, 2007	0.89	35,600.00
	DPS	Sale	June 20, 2007	0.88	1,936.00
	DPS	Sale	June 22, 2007	0.89	29,750.03
	DPS	Sale	June 23, 2007	0.83	8,300.00
(related person)	Shares	Sale	June 26, 2007	56.01	1,120,200.00
(related person)	Shares	Sale	September 11, 2007	55.12	137,800.00
	Shares	Subscription	September 19, 2007	40.59	811,800.00
	Shares	Sale	September 19, 2007	59.43	1,188,600.00
	*FCPE shares	Subscription	December 12, 2007	48.18	46,465.00
Antoine Frérot	Shares	Sale	April 2, 2007	56.12	3,199,209.00
	Shares	Sale	April 4, 2007	56.74	15,945.00
(related person)	Shares	Sale	April 4, 2007	56.73	279,043.10
(related person)	Shares	Sale	April 4, 2007	56.98	280,268.79
(related person)	Shares	Sale	April 4, 2007	56.72	163,541.02
	Shares	Subscription	April 10, 2007	41.25	1,747,226.25
	Shares	Sale	April 10, 2007	57.41	2,422,380.38
	Shares	Subscription	July 10, 2007	49.70	695.80
	*FCPE shares	Subscription	December 12, 2007	48.18	10,465.00

34 Direct shareholding, thus not including Group’s savings plan units (parts de FCPE) invested in Veolia Environnement shares.

35 This table, established in accordance with the dispositions of article 223-26 of the AMF’s general regulations, details transactions declared to the AMF during 2007 by the “executives” of the Company described in article L621-18-2 of the Monetary and Financial Code.

Name of Officer	Financial Instrument	Nature of Transaction	Date of Transaction	Unit Price (in euros)	Total Amount of Transaction (in euros)
Denis Gasquet	Shares	Subscription	April 11, 2007	22.50	675,000.00
	Shares	Sale	April 11, 2007	57.28	1,711,624.39
	Shares	Subscription	April 12, 2007	22.50	360,000.00
	Shares	Sale	April 12, 2007	56.41	898,711.62
	Shares	Subscription	April 13, 2007	22.50	337,500.00
	Shares	Sale	April 13, 2007	57.03	851,770.65
	Shares	Subscription	April 19, 2007	22.50	202,500.00
	*FCPE shares	Subscription	December 12, 2007	48.18	18,937.57
Alain Tchernonog	Shares	Subscription	March 26, 2007	41.25	991,237.00
	Shares	Sale	March 26, 2007	54.83	1,312,550.29
	Shares	Subscription	March 26, 2007	22.50	380,250.00
	Shares	Subscription	March 26, 2007	22.50	182,250.00
	Shares	Sale	March 26, 2007	54.74	921,403.00
(related person)	Shares	Sale	April 10, 2007	56.48	172,264.00
(related person)	Shares	Sale	April 10, 2007	56.47	172,233.50
	DPS	Sale	July 10, 2007	0.80	1,600.00
	*FCPE shares	Subscription	December 12, 2007	48.18	6,465.00

CHAPTER 18
PRINCIPAL SHAREHOLDERS

18.1

Shareholders of Veolia Environnement as of December 31, 2007

The table below shows the ownership of Veolia Environnement’s shares and voting rights as of December 31, 2007. To the best of the Company’s knowledge, no person other than those listed below directly or indirectly held 4% or more of the Company’s shares or voting rights as of such date and the Company has not received any declarations of threshold crossings from the shareholders below other than as set forth in the chart.

Shareholder at December 31, 2007	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Caisse des Dépôts et Consignations(1)	48,763,596	10.36%	48,763,596	10.70%
Capital Research and Management Company(2)	40,282,708	8.56%	40,282,708	8.84%
Groupama(3)	27,171,816	5.77%	27,171,816	5.96%
Natixis Asset Management(4)	21,227,870	4.51%	21,227,870	4.66%
EDF(5)	18,287,428	3.88%	18,287,428	4.01%
Veolia Environnement(6)	15,120,654	3.21%	0	0
Public and other investors	299,865,734	63.70%	299,865,734	65.82%
Total	470,719,806	100%	455,599,152	100%

(1)

According to the Company’s shareholder analysis of December 31, 2007. To the best of the Company’s knowledge, Caisse des Dépôts et Consignations’ most recent filing with the AMF occurred on December 19, 2006 (Décision et Information AMF no. 206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over the Company.

(2)

Management company acting on behalf of its clients (American mutual funds). According to Company’s shareholder analysis of December 31, 2007. To the best of the Company’s knowledge, Capital Research and Management Company’s most recent filing with the AMF occurred on January 9, 2007 (Décision et Information AMF n°207C0072 dated January 10, 2007).

(3)

According to Company’s shareholder analysis of December 31, 2007. To the best of the Company’s knowledge, Groupama’s most recent filing with the AMF occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(4)

According to the Company’s shareholder analysis of December 31, 2007.

(5)

According to the Company’s shareholder register (actionnaires nominatifs) as of December 31, 2007, which is held by Société Générale on the Company’s behalf. To the best of the Company’s knowledge, EDF’s most recent filing with the AMF occurred on December 30, 2002 (Euronext avis n°2002-4424 dated December 31, 2002). EDF declared that it held 16,155,492 Veolia Environment shares as of that date. EDF further declared, in accordance with the amendment dated November 24, 2002 to the contract dated June 24, 2002 as described in §3.3.2 of the 2004 reference document, that it would hold the shares as a financial investment, that it did not seek to influence the Company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(6)

As set forth in the Company’s monthly filing with the AMF of transactions it has effected with respect to its own shares, filed with the AMF on January 4, 2008.

Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

To the Company’s knowledge, there are no shareholders’ or other agreements existing between one or more shareholders, and there are no shareholders’ or other agreements to which the Company or any significant non-listed subsidiary is a party that could have a material effect on the Company’s share price, other than the agreement with EDF, described in this reference document in Chapter 20, § 20.1, note 38 to the consolidated financial statements, and Chapter 22.

No third party controls Veolia Environnement, and to the Company’s knowledge, no agreement currently exists that could, when implemented, result in a change of control or takeover of the Company.

18.2

Evolution in the ownership of share capital

•

SNEGE, a wholly-owned subsidiary of Vivendi Universal, owned 99.99% of the Company’s share capital from its formation until March 31, 1999. Between April 1 and April 9, 1999, Vivendi Universal acquired 100% of the Company’s share capital at its nominal value.

•

In July 2000, the Company’s shares began trading on the First Market of Euronext Paris, as a result of which Vivendi Universal’s equity participation in the Company was reduced from 100% to 72.3%.

•

In December 2001, Vivendi Universal made an over-the-counter block sale of 32.4 millions of the Company’s shares representing 9.3% of the Company’s total share capital, further reducing its ownership in the Company to 63%.

•

In July 2002, the Company conducted a share capital increase with preferential subscription rights. This capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors, including Caisse des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Epargne, Crédit Lyonnais and Natexis Banques Populaires (the “Group of Declared Investors” or “GID (1)”), acquired and exercised the preferential subscription rights which had been granted to Vivendi Universal and subscribed for the remainder of shares which had not been subscribed to by the public. Following the transaction, the GID (1) held 9.4% of the Company’s share capital as of such date.

•

On November 24, 2002, Vivendi Universal, the Company, the GID (1) and a group of new investors including EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Epargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Crédit Lyonnais, Médéric Prévoyance and Wasserstein Family Trust LLC (collectively, the “New Investors”), signed an addendum to the June 24, 2002 agreement36 pursuant to which, on December 24, 2002 Vivendi Universal sold to the New Investors and to Veolia Environnement a total of 82,486,072 of the Company’s shares (of which 3,624,844 were sold to the Company, representing approximately 0.9% of its share capital at the time of sale). The Company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 and December 23, 2004 inclusive, entitling the holder to purchase the Company’s shares at a price of €26.50 per share. As of the expiration date of these call options, i.e. December 23, 2004, none had been exercised.

•

On December 31, 2002, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been initiated on June 27, 2002. The shares were subscribed for by the FCPE SEQUOIA acting on behalf of its beneficiaries. Following this transaction, 1,183,158 new shares (nominal value €13.5 per share) were subscribed to at a price of €26.50 per share, thus increasing the share capital by €15,972,633, representing approximately 1.28% of the Company’s existing share capital as of such date.

36 Clauses published by the Conseil des marchés financiers on January 27, 2003 under n° 203C0104.

•

On December 6, 2004, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the board of directors on September 16, 2004. The shares were subscribed to by several employee investment funds acting on behalf of their beneficiaries. Following this transaction, 1,351,468 new shares (nominal value €5 per share) were subscribed to at a price of €18.71 per share, thus increasing the share capital by €6,757,340, representing approximately 0.33% of the Company’s existing share capital as of such date.

•

On December 8 and December 9, 2004, Vivendi Universal disposed of 15% over the 20.36% it held in the share-capital of Veolia Environnement, through (i) a private placement for investors involving 10% of share capital, (ii) a sale to Société Générale involving 3% of the share capital, and (iii) a sale to Veolia Environnement involving 2% of the share capital, which was completed on December 29, 2004.

•

On December 6, 2005, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the board of directors on September 15, 2005. The shares were subscribed for by several employee investment funds acting on behalf of their beneficiaries. Following this transaction, 1,281,928 new shares (nominal value €5 per share) were subscribed to at a price of €28.11 per share, thus increasing the share capital by €6,409,640, representing approximately 0.3% of the Company’s existing share capital as of such date.

•

On July 6, 2006, Vivendi (formerly Vivendi Universal) announced the completion of the sale of 5.3% of Veolia Environnement’s capital, representing a total of 21,523,527 shares, under an accelerated book building procedure. As a result of this transaction, Vivendi no longer holds any shares in the Company.37

•

On December 15, 2006, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the board of directors on September 14, 2006. The shares were subscribed to by several employee investment funds acting on behalf of their beneficiaries. Following the transaction, 1,931,340 new shares (nominal value €5) were subscribed to at a price of €37.52 each, thus increasing the share capital by €9,656,700, representing approximately 0.47% of the existing share capital as of such date.

•

On July 10, 2007, the Company completed a capital increase in cash with maintenance of preferential subscription rights, which had been approved by the board of directors on June 10, 2007. Following the transaction, 51,941,040 new shares with a nominal value of €5 were issued, thus increasing the share capital by €259,705,200. The total amount of the capital increase, including the issuance premium, amounted to €2,581,469,688.

•

On December 12, 2007, the Company recorded an increase of a share capital attributable to (i) a capital increase reserved for current and retired employees of the Company and the Group, in France and abroad, the subscription of which was achieved both directly and through several company investment funds, and (ii) a capital increase reserved for Sequoia Souscription International – SAR, a subsidiary of Calyon, in the context of the implementation of a structured share offer for employees from countries unable to participate in traditional employee shareholder plans. Following the transaction, 3,250,446 new shares with a nominal value of €5 were subscribed at the price of €48.18 and €60.23 (depending on the plan) were issued, thus increasing the share capital by €16,252,230, representing approximately 0.7% of the Company’s share capital on the date it was recorded.

37 Following the transfer, Vivendi declared, on July 11, 2006, that it held less than 5% of capital and voting rights of Veolia Environnement and that it no longer held any securities in the Company (Décision et Information AMF n°206C1511 of July 24, 2006).

CHAPTER 19
RELATED PARTY TRANSACTIONS

Information concerning transactions with related parties in 2007 is included in the statutory auditors’ special report concerning regulated agreements concluded in 2007 (Schedule 1 to this reference document38), and in chapter 20, paragraph 20.1, note 40 to the consolidated financial statements.

Investors should also refer to the statutory auditors’ reports concerning regulated agreements for the 2005 and 2006 fiscal years, which are included as Schedules to Veolia Environnement’s 2005 and 2006 reference documents.

38 Available in the French version of the reference document.

CHAPTER 20
FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER

20.1

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET - ASSETS	Notes	As of December 31,
(€ million)		2007	2006	2005
Goodwill	4	6,913.2	5,705.0	4,752.3
Concession intangible assets	5	2,989.2	2,345.6	2,091.8
Other intangible assets	6	1,706.4	1,379.8	1,281.4
Property, plant and equipment	7	9,203.2	7,918.7	6,885.7
Investments in associates	8	292.1	241.0	201.5
Non-consolidated investments	9	256.1	181.7	209.5
Non-current operating financial assets	10	5,272.4	5,133.4	5,337.4
Non-current derivative instruments - Assets	30	123.7	201.6	249.0
Other non-current financial assets	11	746.0	637.5	691.6
Deferred tax assets	12	1,468.1	1,355.7	1,134.7
Non-current assets		28,970.4	25,100.0	22,834.9
Inventories and work-in-progress	13	839.4	731.8	635.2
Operating receivables	13	12,459.4	10,968.7	10,083.3
Current operating financial assets	10	355.2	326.2	208.0
Other current financial assets	14	330.0	205.3	221.2
Marketable securities		-	66.4	60.7
Current derivative instruments - Assets	30	114.4	-	-
Cash & cash equivalents	15	3,115.6	2,658.0	2,336.1
Current assets		17,214.0	14,956.4	13,544.5
Assets classified as held for sale		122.5	67.3	1.6
Total assets		46,306.9	40,123.7	36,381.0

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES	Notes	As of December 31,
(€ million)		2007	2006	2005
Share capital		2,358.8	2,063.1	2,039.4
Additional paid-in capital		9,179.5	6,641.2	6,499.1
Reserves and retained earnings attributable to equity holders of the parent		(3,925.4)	(4,343.5)	(4,748.3)
Minority interests		2,577.8	2,192.6	1,888.0
Equity	16	10,190.7	6,553.4	5,678.2
Non-current provisions and other debt	17	2,138.9	2,196.6	1,648.0
Other non-current liabilities	17	-	207.3	203.7
Non current borrowings	18	13,948.0	14,001.6	13,722.8
Non-current derivative instruments – Liabilities	30	163.8	145.9	154.5
Deferred tax liabilities	12	1,794.7	1,504.9	1,205.0
Non-current liabilities		18,045.4	18,056.3	16,934.0
Operating payables	13	12,944.8	11,268.6	10,369.8
Current provisions	17	825.7	825.9	754.0
Current borrowings	19	3,805.0	2,904.1	2,138.2
Current derivative instruments – Liabilities	30	34.0	-	-
Bank overdrafts and other cash position items	20	459.4	456.0	506.8
Current liabilities		18,068.9	15,454.6	13,768.8
Liabilities directly associated with assets classified as held for sale		1.9	59.4	-
Total equity and liabilities		46,306.9	40,123.7	36,381.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Year ended December 31,
		2007	2006	2005
Revenue	21	32,628.2	28,620.4	25,570.4
o/w Revenue from operating financial assets		345.1	351.0	325.8
Cost of sales		(26,929.6)	(23,427.1)	(20,869.9)
Selling costs		(551.3)	(515.2)	(478.5)
General and administrative expenses		(2,757.0)	(2,611.2)	(2,394.9)
Other operating revenue and expenses		106.6	66.0	65.8
Operating income	22	2,496.9	2,132.9	1,892.9
Finance costs	23	(969.6)	(783.8)	(774.0)
Finance income	23	152.5	82.8	63.3
Other financial income and expenses	24	1.4	(34.0)	28.1
Income tax expense	25	(420.1)	(409.6)	(422.4)
Share of net income of associates	8 & 26	16.9	6.0	6.5
Net income from continuing operations		1,278.0	994.3	794.4
Net income from discontinued operations	27	(23.2)	0.6	0.7
Net income for the year		1,254.8	994.9	795.1
Minority interests	28	326.9	236.2	172.9
Attributable to equity holders of the parent		927.9	758.7	622.2

(in euros)
Net income attributable to equity holders of the parent per share	29
Diluted		2.13	1.89	1.56
Basic		2.16	1.90	1.57
Net income from continuing operations attributable to equity holders of the parent per share	29
Diluted		2.19	1.88	1.56
Basic		2.21	1.90	1.57

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Year ended December 31,
		2007	2006	2005
Net income for the year attributable to equity holders of the parent		927.9	758.7	622.2
Minority interests	28	326.9	236.2	172.9
Operating depreciation, amortization, provisions and impairment losses	22	1,816.7	1,831.0	1,690.7
Financial amortization and impairment losses		8.0	9.4	(21.0)
Gains (losses) on disposal and dilution		(173.5)	(73.3)	(70.0)
Share of net income of associates	8 & 26	(16.9)	(6.0)	(14.9)
Dividends received	24	(8.8)	(9.7)	(6.5)
Finance costs and finance income	23	817.1	701.0	712.4
Income tax expense	25	420.1	357.1	422.4
Other items (including IFRS2)		101.9	40.0	33.7
Operating cash flow before changes in working capital		4,219.4	3,844.4	3,541.9
Changes in working capital	13	(167.1)	(111.8)	(39.4)
Income taxes paid		(417.7)	(343.0)	(338.8)
Net cash from operating activities		3,634.6	3,389.6	3,163.7
Capital expenditure	22	(2,518.7)	(2,017.6)	(1,837.1)
Proceeds on disposal of intangible assets and property, plant and equipment		212.9	141.3	168.8
Purchases of investments		(1,835.4)	(1,291.5)	(944.1)
Proceeds on disposal of financial assets		181.7	206.7	154.0
Operating financial assets:	10
New operating financial assets		(404.1)	(360.6)	(513.4)
Principal payments on operating financial assets		360.7	438.1	320.6
Dividends received	8 & 24	15.3	13.8	16.8
New non current loans granted	11	(65.0)	(69.4)	(62.1)
Principal payments on non current loans	11	61.6	29.2	55.7
Net decrease(increase) in current loans	14	(27.4)	2.6	115.0
Sales and purchases of marketable securities		-	3.4	118.2
Net cash used in investing activities		(4,018.4)	(2,904.0)	(2,407.6)
Net increase/(decrease) in current borrowings	19	(1,534.5)	(239.2)	(2,936.2)
New non current borrowings and other debt	18	2,060.4	1,997.2	3,134.8
Principal payments on non current borrowings and other debt	18	(1,362.9)	(1,000.8)	(2,319.6)
Proceeds on issue of shares		3,039.2	246.5	81.0

(€ million)	Notes	Year ended December 31,
		2007
(Purchase)/Proceeds of treasury shares		18.9	0.4	-
Dividends paid		(564.3)	(479.2)	(374.0)
Interest paid		(716.0)	(596.4)	(738.8)
Net cash from(used in) financing activities		940.8	(71.5)	(3,152.8)
Net cash at the beginning of the year		2,202.0	1,829.3	4,240.2
Effect of foreign exchange rate changes		(102.8)	(41.4)	(14.2)
Net cash at the end of the year		2,656.2	2,202.0	1,829.3
Cash & cash equivalents	15	3,115.6	2,658.0	2,336.1
Bank overdrafts and other cash position items	20	459.4	456.0	506.8
Net cash at the end of the year		2,656.2	2,202.0	1,829.3

Discontinued operations as per the definition of IFRS 5 contributed - €5.9 million, -€10 million and +€8.9 million to net cash from operating activities, -€126.7 million, +€12.2 million and +€5.4 million to net cash from investing activities and +2.7 million, +€10.3 million and - €4.4 million to net cash from financing activities in 2007, 2006 and 2005 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

(€ million)	Year ended December 31, 2007	Yea ended December 31, 2006	Year ended December 31, 2005
Net income for the year	1,254.8	994.9	795.1
Actuarial gains or losses on pension obligations	88.0	25.6	(144.7)
Fair value adjustments on available-for-sale assets	33.7	(2.3)	(2.4)
Fair value adjustments on cash flow hedge derivative instruments	8.8	37.0	13.7
Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(251.5)	(92.3)	331.8
- on the net financing of foreign investments	(5.5)	(7.8)	(13.8)
Income and expenses recognized directly in equity	(126.5)	(39.8)	184.7
Total income and expenses recognized	1,128.3	955.1	979.8
Attributable to equity holders of the parent	778.5	712.2	783.8
Attributable to minority interests	349.8	242.9	195.9
Impact of changes in accounting method on retained earnings as of January 1 (IAS1.96 (d))	-	(15.3)	(8.4)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1.

ACCOUNTING PRINCIPLES AND METHODS

1.1

Preparation of the 2007 financial statements

In accordance with European Parliament and Council Regulation (EC) No.1606/2002 of July 19, 2002 and European Commission Regulation (EC) No.1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements are, since the year ended December 31, 2005, presented in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

In the absence of IFRS standards or interpretations and in accordance with IAS 8, Veolia Environnement has used other standard references and in particular U.S. standards.

Veolia Environnement SA and its subsidiaries (hereinafter referred to as the “Group”) have applied for the first time IFRS 7 on financial instrument disclosures and the amendment to IAS 1 on capital disclosures.

Veolia Environnement does not consider that the implementation of the following interpretations had a material impact as of December 31, 2007:

• IFRIC 7, Applying the restatement approach under IAS 29 – Financial reporting in hyperinflationary economies

• IFRIC 8, Scope of IFRS 2 – Share-based payment

• IFRIC 9, Reassessment of embedded derivatives

• IFRIC 10, Interim financial reporting and impairment

Due to changes in the Group, a certain number of balance sheet headings have been amended to enable a more relevant analysis of the accounts, consistent with changes in the standards base over recent years. These amendments did not impact either equity or net income for the year.

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented on the basis of historical cost , with the exception of assets and liabilities recognized at fair value: derivative instruments, financial instruments held for trading, financial instruments designated at fair value and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2007 were closed by the Board of Directors on March 6, 2008 and will be presented at approval to the Annual General Meeting of Shareholders on May 7, 2008.

1.2

Basis of presentation as of December 31, 2007

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries as of December 31 each year. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, in accordance with uniform accounting policies and methods.

All inter-company balances and transactions, together with all income and expense items and unrealized gains and losses included in the net carrying amount of assets, resulting from internal transactions, are eliminated in full.

Subsidiaries are consolidated from the date of acquisition, which is the date on which the Group obtains control, up to the date on which it ceases to exercise control.

Minority interests represent the part of net income or loss and of net assets not held by the Group. They are presented separately in the Income Statement and separately from equity attributable to equity holders of the parent in Equity in the Consolidated Balance Sheet.

1.3

Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

Companies in which Veolia Environnement exercises significant influence over financial and operating policies are accounted for using the equity method. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method in accordance with IAS 31.

Pursuant to SIC 12, Special Purpose Entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights to Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of control or significant influence exercised.

1.4

Translation of foreign subsidiaries’ financial statements

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable rate of exchange (i.e., the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). The foreign exchange translation are recorded in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
U.S. Dollar	0.6793	0.7593	0.8477
Pound Sterling	1.3636	1.4892	1.4592
Czech Crown	0.0376	0.0364	0.0345

Average annual exchange rate (one foreign currency unit = €xx)	Average annual rate 2007	Average annual rate 2006	Average annual rate 2005
U.S. Dollar	0.7248	0.7918	0.8078
Pound Sterling	1.4550	1.4665	1.4640
Czech Crown	0.0361	0.0354	0.0336

1.5

Foreign currency transactions

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a subsidiary the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in equity as foreign exchange translation adjustments and are released to income on the disposal of the net investment.

Exchange gains and losses on foreign currency-denominated borrowings or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries, are recognized directly in equity as foreign exchange translation adjustments. Amounts recognized in equity are released to income on the sale of the relevant investment.

Foreign currency-denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency-denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

In the case of a net investment in a foreign operation, foreign exchange gains or losses on loans denominated in a currency that is not the functional currency of the lending or borrowing company must be recognized in foreign exchange translation reserves. The impact on the Veolia Environnement consolidated financial statements is not material.

1.6

Property, plant and equipment

Property, plant and equipment are recorded at historical acquisition cost to the Group, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Useful lives are as follows:

Range of useful lives in number of years *
Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12
* The range of useful lives is due to the diversity of property, plant and equipment concerned

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23, Borrowing costs.

A finance lease contract is a contract that transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Pursuant to IAS 17, Leases, assets financed by finance lease are recorded in property, plant and equipment at the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses or, if lower, fair value and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract.

Given the nature of the Group's businesses, the subsidiaries do not own investment property in the normal course of their operations.

1.7

Government grants

1.7.1

Investment grants for property, plant and equipment

In accordance with the option offered by IAS 20, investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

They are recognized as a reduction in the depreciation charge over the useful life of the depreciable asset.

When the construction of an asset covers more than one period, the portion of the grant not yet used is recorded in Other liabilities in the Balance Sheet.

1.7.2

Grants relating to concession arrangements

Grants received in respect of concession arrangements (see Note 1.20 for further details) are generally definitively earned and, therefore, are not repayable.

In accordance with the option offered by IAS 20, these grants are presented as a deduction from intangible assets or financial assets depending on the model adopted on the interpretation of the concession contract (IFRIC 12).

Under the intangible asset model, the grant reduces the amortization charge in respect of the concession intangible asset over the residual term of the concession contract.

Under the financial asset model, investment grants are equated to a means of repaying the operating financial asset.

1.7.3

Operating grants

Operating grants concern, by definition, operating items.

Where operating grants are intended to offset costs incurred, they are recognized as a deduction from the cost of goods sold over the period that matches them with related costs.

Where operating grants represent additional contractual remuneration of a recurring nature, such as contributions or compensation for inadequate revenue provided under certain public service delegation contracts, they are recognized in revenue.

1.8

Intangible assets excluding goodwill

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of certain assets recognized in respect of concession arrangements (IFRIC 12), entry fees paid to local authorities for public service contracts, the value of contracts acquired through business combinations, patents, licenses, software and operating rights.

1.9

Business Combinations and Goodwill

Business combinations are recorded in accordance with the purchase accounting method as set out in IFRS 3. Under this method, assets acquired and liabilities and contingent liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, is capitalized as goodwill.

Pursuant to IFRS, goodwill is not amortized.

1.10

Impairment of assets

The Group performs impairment tests on intangible assets and property, plant and equipment if there is internal or external indication of impairment loss.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of decrease in value. In such cases, the long-term prospects of an activity are reviewed, a valuation is performed and an impairment is recorded in priority against goodwill in interim financial reporting if necessary.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is lower.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, cash-generating unit (CGU) or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific risks. Given the activities of the Group, cash-generating units generally correspond to a country in each Division.

Impairment losses can be reversed, with the exception of goodwill.

1.11

Inventories

In accordance with IAS 2, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1.12

Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale, Discontinued operations

Assets classified as held for sale and liabilities directly associated with assets classified as held for sale are stated at the lower of their net carrying amount and fair value less costs to sell.

The net income or loss realized by discontinued operations is reported on a separate line of the Income Statement.

1.13

Provisions

Pursuant to IAS 37, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided.

In the case of provisions for restoration of waste storage facilities, Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

Provisions giving rise to an outflow after more than one year are discounted if the impact is material. Discount rates reflect current assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recorded in the Income Statement in "Other financial income and expenses".

1.14

Financial instruments

The Group applied IFRS 7 on financial instrument disclosures for the first time.

1.14.1

Financial assets and liabilities

Financial assets include assets classified as available-for-sale and held-to maturity, assets at fair value through the Income Statement, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating payables.

The recognition and measurement of financial assets and liabilities is governed by IAS 39, Financial instruments: recognition and measurement.

1.14.2

Recognition and measurement of financial assets

Financial assets are initially recognized at fair value, net of transaction costs. In the case of assets measured at fair value through the Income Statement, transaction costs are expensed directly to net income.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturities, other than loans and receivables that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds its recoverable amount, as estimated during impairment testing. The impairment loss is recognized in the Income Statement.

Net gains and losses on held-to-maturity assets consist of interest income and impairment losses.

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in equity, unless an impairment test leads to the recognition of an unrealized capital loss compared with the historical acquisition cost due to a material or long-term downturn in expected cash flows from the assets concerned. Where this is the case, the impairment loss is recognized in the Income Statement. Impairment reversals are recognized in the Income Statement for debt securities only (receivables and interest rate bonds).

Amounts recognized in equity are released to income on the sale of the relevant investment. Fair value is equal to market value in the case of listed securities and an estimate of the value in use in the case of unlisted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not listed on an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

Net gains and losses on available-for-sale assets consist of interest income, dividends, impairment losses and capital gains and losses on disposal.

Loans and receivables

This category includes loans to non-consolidated investments, operating financial assets, other loans and receivables and trade receivables. After initial recognition at fair value, these instruments are recognized and measured at amortized cost using the effective interest method.

An impairment loss is recognized if the carrying amount of these assets exceeds the recoverable amount, as estimated during impairment tests, where there exists an indication of impairment. The impairment loss is recognized in the Income Statement.

The impairment of trade receivables is calculated using two methods:

• a statistical method : this method is based on past losses and involves the application of a provision rate by category of aged receivables. The analysis is performed for a group of similar receivables, presenting similar credit characteristics as a result of belonging to a client category and country.

• an individual method: the probability and amount of the loss is assessed on an individual case basis (past due period, other balance sheet positions with the counterparty, rating issued by an external rating agency, geographical location).

Net gains and losses on loans and receivables consist of interest income and impairment losses.

Assets and liabilities at fair value through the Income Statement

This category includes:

• trading assets and liabilities acquired by the Group for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivative instruments not qualifying for hedge accounting are also considered trading assets and liabilities.

• assets designated at fair value and primarily the portfolio of cash UCITS whose performance and management is based on fair value.

Changes in the value of these assets are recognized in the Income Statement.

Net gains and losses on assets at fair value through the Income Statement consist of interest income, dividends, fair value adjustments and capital gains and losses on disposal.

Net gains and losses on derivatives entered into for trading purposes consist of flows exchanged and the change in the value of the instrument.

1.14.3

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Balance Sheet, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash equivalents are designated as assets at fair value through the Income Statement.

Bank overdrafts repayable on demand which form an integral part of the Group's cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

1.14.4

Recognition and measurement of financial liabilities

With the exception of trading liabilities and liability derivative instruments which are measured at fair value, borrowings and other financial liabilities are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts over the estimated term of the financial instrument or, where applicable, over a shorter period, to the net carrying amount of the financial asset or liability.

When the financial liability issued includes an embedded derivative which must be recognized separately, the amortized cost is calculated on the debt component only. The amortized cost at the acquisition date is equal to the proceeds from the issue less the fair value of the embedded derivative.

1.14.5

Minority interest put options

Pursuant to IAS 27, minority interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, minority interest put options are considered as liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following treatment:

• the present value of purchase commitments is recorded in borrowings in the Balance Sheet, through minority interests and where necessary goodwill for the residual balance.

• gains or losses resulting from the unwinding of the discount on the liability are recorded in finance costs and, when the put exercise price varies, changes in the value of the instrument resulting from changes in valuation assumptions concerning the commitment are recorded in borrowings through goodwill.

If the minority interests have not been purchased on the expiry of the commitment, minority interests in equity are reconstituted through goodwill and the liability recognized in respect of the commitment (no longer necessary).

1.14.6

Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities. Certain transactions performed in accordance with the Group interest rate and foreign exchange risk management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Income Statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Net gains and losses on instruments at fair value through the Income statement (trading instruments) consist of flows exchanged and the change in the value of the instrument.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or net investment hedge in a foreign operation:

• a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

• a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

• the net investment hedge in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21).

An asset, liability, firm commitment, future cash-flow or net investment in a foreign operation qualifies for hedge accounting if:

• the hedging relationship is precisely defined and documented at the inception date;

• the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in the Income Statement.

The use of hedge accounting has the following consequences:

• in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the Balance Sheet. The gain or loss on remeasurement is recognized in the Income Statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

• in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Income Statement. Gains or losses recognized in equity are released to the Income Statement in the same period or periods in which the asset acquired or liability issued impacts the Income Statement;

• in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the Income Statement. Gains and losses recognized in foreign exchange translation reserves are released to the Income Statement when the foreign investment is sold.

1.14.7

Embedded derivatives

An embedded derivative is a component of a host contract that satisfies the definition of a derivative and whose economic characteristics are not closely related to that of the host contract. An embedded derivative must be separated from its host contract and accounted for as a derivative if, and only if, the following three conditions are satisfied:

• the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

• the embedded derivative satisfies the definition of a derivative laid down in IAS 39; and

• the hybrid instrument is not measured at fair value with changes in fair value recognized in the Income Statement.

1.14.8

Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising on the sale of treasury shares and related dividends are recognized directly in equity and do not impact the Income Statement.

1.15

Pension plans and other post-employment benefits

Veolia Environnement and its subsidiaries have several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses.

Pursuant to IAS 19 revised, actuarial gains and losses are offset against equity and are not amortized in the Income Statement.

1.16

Share-based payments

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered.

The fair value of purchase and subscription options is calculated using the Black and Scholes model, taking into account the expected life of the options, the risk-free interest rate, observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee savings plans is equal to the difference between the subscription price and the average share price at each subscription date, less a discount for non-transferability.

1.17

Revenue

Revenue represents sales of goods and services measured at the fair value of the counterparty received or receivable.

Revenue from the sale of goods or services is recognized when the following conditions are satisfied:

• the amount of revenue can be measured reliably;

• the significant risks and rewards of ownership of the goods have been transferred to the buyer;

• the recovery of the counterparty is considered probable;

• the costs incurred or to be incurred in respect of the transaction can be measured reliably.

1.17.1

Sales of goods

Sales of goods mainly concern the sale of technological procedures and solutions relating to the treatment of water (drinking water and wastewater treatment) in the Water Division and sales of products related to recycling activities in the Environmental Services Division.

Revenue relating to these sales is recognized on physical delivery of the goods, which represents the transfer of the inherent risks of ownership of these goods.

1.17.2

Sales of services

The provision of services represents the majority of Group businesses such as the processing of waste, water distribution and related services, network operation and passenger transport and energy services (heat distribution, thermal services and public lighting).

Revenue from these activities is recognized when the service is rendered and it is probable that the economic benefits will flow to Group entities.

These activities involve the performance of a service agreed contractually (nature, price) with a public sector or industrial customer, within a set period. Billing is therefore based on the waste tonnage processed/ incinerated, the volume of water distributed, the thermal power delivered or the number of passengers transported, multiplied by the contractually agreed price.

Note that fees and taxes collected on behalf of local authorities are excluded from Revenue when there is no risk of payment default by third parties for the Group.

1.17.3

Construction contracts (excluding service concession arrangements)

Construction contracts primarily concern the design and construction of the infrastructures necessary for water treatment/distribution and wastewater treatment activities.

The related revenue is recognized in accordance with IAS 11 (see Note 1.22).

1.17.4

IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4 (see Note 1.21) involve services generally rendered to industrial/private customers. All service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

Services include the financing of the construction of a specific asset/installation on behalf of the customer and the operation of the asset concerned.

Revenue relating to the construction of the asset is recognized in accordance with the provisions of IAS 11 and the asset is recorded in operating financial assets. Revenue is recognized on a completion basis at each period end, based on actual and expected costs.

The financing of construction work involves finance costs that are invoiced to the customer and recognized in Revenue, under Revenues from operating financial assets. This interest is recognized in Revenue from the start of construction work and represents remuneration received by the builder/lender.

Revenue relating to the operation of the asset is recognized on delivery of the goods or performance of the service depending on the operating activity.

1.17.5

Service Concession arrangements (IFRIC 12)

See Note 1.20 on Service concession arrangements.

1.18

Financial items in the Income Statement

Finance costs consist of interest payable on borrowings calculated using the amortized cost method and losses on interest rate derivatives, both qualifying and not qualifying as hedges.

Interest costs included in payments under lease finance contracts are recorded using the effective interest method.

Finance income consists of gains on interest rate derivatives, whether qualifying or not qualifying as hedges and income from cash investments and equivalents.

Interest income is recognized in the income statement when earned, using the amortized cost method.

Other financial income and expenses notably include income on financial receivables calculated using the amortized cost method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.19

Income taxes

The income tax expense (credit) includes the current tax charge (credit) and the deferred tax charge (credit).

Deferred tax assets are recognized on deductible temporary differences, tax loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized on taxable temporary differences.

Deferred tax assets and liabilities are adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that the Group is likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

1.20

Description of Group concession activities

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities in return for a remuneration based on services rendered.

These collective services (also known as services of general interest or general economic interest or public services) are generally managed by Veolia Environnement under contracts entered into at the request of public bodies which retain control thereof.

Concession arrangements involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

• These contracts define "public service obligations" in return for remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

• Veolia Environnement can, in certain cases, be responsible for a given service as it holds the service support network (water/heat distribution network, water treatment network). Such situations are the result of full or partial privatizations. Provisions impose public service obligations and the means by which the local authority may recover control of the concession holder.

These contracts generally include price review clauses. These clauses are mainly based on cost trends, inflation, changes in tax and/or other legislation and occasionally on changes in volumes and/or the occurrence of specific events changing the profitability of the contract.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group divisions.

The accounting treatment is disclosed in Notes 1.20, 5 and 10.

Water:

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass all or part of the water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation “affermage” contracts with a term of 8 to 20 years. They concern the distribution of drinking water and/or the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Abroad, Veolia Environnement renders its services under contracts which reflect local legislation, the economic situation of the country and the investment needs of each partner.

These contracts are generally concession arrangements, service contracts or O&M (Operate & Manage) and BOT contracts with an average term of between 7 and 40 years, and sometimes longer.

Contracts can also be entered into with public entities in which Veolia Environnement purchased an interest on their partial privatization. The profitability of these contracts is not fundamentally different from other contracts, but operations are based on a partnership agreement with the local authority.

Environmental Services:

Both in France and abroad, the main concession arrangements entered into by Veolia Environnement concern the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy Services:

Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integration services for the comprehensive management of buildings and electrical services on public roadways.

The main contracts concern the management of heating and air-conditioning networks under urban concessions or on behalf of local authorities.

In Eastern Europe, Veolia Environnement’s Energy Services Division provides services under mixed partial privatizations or through public-private partnerships with local authorities responsible for the production and distribution of thermal energy.

Transportation:

Veolia Environnement’s Transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Accounting for service concession agreements:

Concession agreements are recognized since fiscal year 2006 in accordance with IFRIC12, Service Concession Agreement, published in November 2006, as Veolia Environnement elected for the early adoption of this interpretation as the preferred method. This interpretation is of mandatory application for periods beginning on or after January 1, 2008. The change in accounting method was applied retrospectively in accordance with IAS 8 on changes in accounting method. As such, the Veolia Environnement consolidated financial statements for the year ended December 31, 2005 were adjusted for the retrospective application of IFRIC 12. IFRIC 12 is currently in the process of being approved at the European level.

A substantial portion of the Group's assets is used within the framework of concession or affermage contract granted by public sector customers ("grantors") and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

Nonetheless, they generally provide, directly or indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract.

IFRIC 12 is applicable to concession arrangements comprising a public service obligation and satisfying all of the following criteria:

• the concession grantor controls or regulates the services to be provided by the operator using the asset, the infrastructure, the beneficiaries of the services and prices applied;

• the grantor controls the significant residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to IFRIC 12, such infrastructures are not recognized in assets of the operator as property, plant and equipment but in financial assets ("financial asset model") and/or intangible assets ("intangible asset model") depending on the remuneration commitments given by the grantor.

1.20.1

“Financial asset model”

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor.

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:

• amounts specified or determined in the contract or

• the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading "Operating financial assets" and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the recoverable amount, as estimated during impairment tests. Fair value is estimated based on the recoverable amount, calculated by discounting future cash flows (value in use method).

The portion falling due within less than one year is presented in "Current operating financial assets", while the portion falling due within more than one year is presented in the non-current heading.

Revenue associated with this financial model includes:

• revenue determined on a completion basis in the case of construction operating financial assets (in accordance with IAS 11);

• the remuneration of the operating financial asset recorded in Revenue from operating financial assets (excluding principal payments);

• service remuneration.

1.20.2

“Intangible asset model”

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the recoverable amount. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading "Concession intangible assets" and are amortized, generally on a straight-line basis, over the contract term. However, fees paid to local authorities that are an integral part of the cost of the intangible asset are disclosed under the heading "Other intangible assets".

Under the intangible asset model, Revenue includes:

• revenue recorded on a completion basis, in the case of construction operating financial assets (in accordance with IAS 11).

• service remuneration.

1.20.3

“Mixed or bifurcation model”

The choice of the financial asset or intangible asset model depends on the existence of payment guarantees granted by the concession grantor.

However, certain contracts may include a payment commitment on the part of the concession grantor covering only part of the investment, with the balance covered by royalties charged to users.

Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model.

1.21

Finance leases

IFRIC 4 seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. It identifies in such agreements a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17, based on the allocation of the risks and rewards of ownership.

The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing, rather than an item of property, plant and equipment.

These financial assets are recorded in the Balance Sheet under the heading "Operating financial assets". They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

The portion falling due within less than one year is presented in "Current operating financial assets", while the portion falling due within more than one year is presented in the non-current heading.

Contracts falling within the scope of IFRIC 4 are either outsourcing contracts with industrial customers, BOT (Build Operate Transfer) contracts, or incineration or cogeneration contracts under which, notably, demand or volume risk is, in substance, transferred to the prime contractor.

During the construction phase, a financial receivable is recognized in the balance sheet and revenue in the Income Statement, in accordance with the percentage completion method laid down in IAS 11 for construction contracts.

The financial receivables resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method.

After a review of the contract and its financing, the implied interest rate on the financial receivable is based on either the Group financing rate and /or the borrowing rate associated with the contract.

1.22

Construction contracts

Veolia Environnement recognizes income and expenses associated with construction contracts in accordance with the percentage of completion method defined in IAS 11.

These contracts are entered into with local authorities or private partners for the construction of infrastructures. They are generally fixed-price contracts as defined by IAS 11.

Revenue generated by construction services rendered by the Group is measured at the fair value of the consideration received or receivable, where total income and expenses associated with the construction contract and the stage of completion can be determined reliably.

The percentage of completion is determined by comparing costs incurred as of the balance sheet date with total estimated costs under the contract. Costs incurred are recognized as production cost and do not include either administrative or selling costs.

Where total contract costs exceed total contract revenue, the expected loss is recognized as an expense immediately via a provision for losses to completion, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are recorded as liabilities in the Balance Sheet.

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Balance Sheet under advances and down-payments received.

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in "amounts due from customers for construction contract work". Where negative, it is recognized in liabilities in "amounts due to customers for construction contract work".

1.23

Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, income from trading activity transactions is recognized in "Revenue", for the related margin.

Financial instruments

Certain subsidiaries enter into electricity transactions (forward contracts, options) which are recognized as derivative financial instruments in accordance with IAS 39.

Application scope of IAS 39

Options and forward purchase and sale contracts with physical delivery are excluded from the application scope of IAS 39 if entered into for own use (exception for own-use).

This exception is applicable when the following conditions are satisfied:

• The volumes purchased or sold under the contracts reflect the operating requirements of the subsidiary;

• The contracts are not subject to net settlement as defined by IAS 39 and, in particular, physical delivery is systematic;

• The contracts are not equivalent to sales of options, as defined by IAS 39.

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value, calculated using models generally based on observable data. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue (see Note 30).

1.24

Greenhouse gas emission rights

Pursuant to the Kyoto Protocol, the Group has undertaken to reduce the level of greenhouse gases emitted by energy production installations which it manages.

In this respect, the Group received a certain number of free emission rights for an initial so-called pre-Kyoto period 2005-2007 and then for a second period 2008-2012 and must satisfy annual obligations to surrender rights equal to total actual emissions.

In the absence of specific IFRS provisions, the Group has adopted the "net liability approach".

This approach involves the recognition of a liability, in accordance with IAS 37 principles, corresponding to amounts that will have to be disbursed to meet surrender obligations at the end of the three-year period, should emission rights be insufficient to cover actual emissions during the period.

The liability is assessed based on emissions during the period, rights held and the market price at the period end (or the forward price in the case of forward purchases). This liability is subsequently reversed when surrender obligations are satisfied and purchases of emission rights are recorded in operating expenses.

Allowances received are treated on grant as entitlement to repayment of a commitment received for nil consideration. They are recorded as intangible assets with nil value (IAS 38). In the event of surplus rights, income from the sale of such rights is recorded as a reduction in cost of sales.

Emission rights purchased on the market for surrender to Member States where rights held are insufficient to cover actual emissions, are recorded in the balance sheet at acquisition cost. An impairment loss is recognized at the period end if the market value is less than the acquisition cost.

Furthermore, allowances purchased for resale on the market are recorded in inventories and remeasured based on the market price at the period end, in accordance with the options available under IAS 2 for trading inventories.

1.25

Segment reporting

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Environmental Services, Energy Services and Transportation.

1.26

Standards and interpretations not adopted early

Veolia Environnement has not elected for early adoption of the following standards and interpretations:

• IAS 1, revised, Presentation of Financial Statements, applicable to the Group from January 1, 2009.

• IFRS 8, Operating Segments, applicable to the Group from January 1, 2009.

• IFRIC 11, IFRS2 - Group and treasury share transactions, applicable to the Group from January 1, 2008.

• IFRIC 13, Customer Loyalty Programmes, applicable to the Group from January 1, 2009 but not relevant to the Group.

• IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, applicable to the Group from January 1, 2008.

Veolia Environnement does not expect implementation of these standards and interpretations to have a material impact.

• IAS 23 revised, Borrowing costs, applicable to the Group from January 1, 2009.

Veolia Environnement does not expect implementation of this standard to have a material impact, in so far as the Group has elected to capitalize borrowing costs.

• IFRS 3 revised, Business combinations, applicable to the Group from January 1, 2010.

• IAS 27 revised, Consolidated and Separate Financial Statements, applicable to the Group from January 1, 2010.

• IFRS 2 amendment, Share-Based Payment – Vesting Conditions and Cancellations, applicable to the Group from January 1, 2009.

• Amendment to IAS 32 – IAS 1, Financial Instruments – Presentation: Financial instruments puttable at fair value and obligations arising on liquidation, applicable to the Group from January 1, 2009.

These standards were published at the beginning of January 2008 and the Group is currently studying their potential impact.

1.27

Fair value determination principles

The fair value of all financial assets and liabilities is determined at the balance sheet date, either for recognition in the accounts or disclosure in the notes to the financial statements (see Note 31).

The fair value is determined:

i. based on quoted prices in an active market, or

ii. using internal valuation techniques involving standard mathematical calculation methods integrating observable market data (forward rates, interest rate curves, etc.), or

iii. using internal valuation techniques integrating parameters estimated by the Group in the absence of observable market data.

Quoted prices in an active market

When quoted prices in an active market are available they are adopted in priority for the determination of the market value. Marketable securities and certain quoted bond issues are valued in this way.

Fair values determined using models integrating observable market data

The majority of derivative financial instruments (swaps, caps, floors, etc.) are traded over the counter and, as such, there are no quoted prices. Valuations are therefore determined using models commonly used by market participants to value such financial instruments.

Valuations calculated internally in respect of derivative instruments are tested every six months for consistency with valuations issued by our counterparties.

The fair value of unquoted borrowings is calculated by discounting contractual flows at the market rate of interest.

 The net carrying amount of receivables and payables falling due within less than one year and certain floating-rate receivables and payables is considered a reasonable estimate of their fair value, due to the short payment and settlement periods applied by the Veolia Group.

The fair value of fixed-rate loans and receivables depends on movements in interest rates and the credit risk of the counterparty.

Valuations produced by these models are adjusted to take account of changes in Veolia Group credit risk.

Fair values determined using models integrating certain non-observable data

Derivative instruments valued using internal models integrating certain non-observable data include certain electricity derivative instruments for which there are no quoted prices in an active market (notably for electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials, interest-rate curves, etc.), in particular for distant maturities.

NOTE 2.

USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results may be different from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and prior periods if they are also affected by the change.

Notes 1.9 and 4 on goodwill and business combinations present the method adopted for the allocation of the purchase price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.10, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of future cash flows of the activities of the cash-generating units concerned and taking into account discount rates.

Note 1.27 describes the principles adopted for the determination of financial instrument fair values.

Note 30 on derivative instruments describes the accounting treatment of derivative instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 17 and 32 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 25 on the income tax expense presents the tax position of the Group and is notably based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

NOTE 3.

SIGNIFICANT EVENTS

• On April 27, 2007, Veolia Environnement announced the signature of an agreement with The Blackstone Group and Apax Partners for the acquisition of Sulo. This acquisition for an enterprise value of €1,450 million (including borrowings) was finalized on July 2, 2007.

• On May 31, 2007, the Environmental Services Division announced the signature of an agreement to acquire control of the Italian company VSA Tecnitalia (formerly TMT), a subsidiary of Termomeccanica Ecologica specializing in waste management and treatment. The transaction concerned 75% of the share capital based on an enterprise value (100%) of €338 million. The stake may be raised to 100% by 2012. The acquisition was finalized on October 3, 2007.

• On June 12, 2007, the Energy Services Division signed an agreement to acquire the private company Thermal North America, Inc., the largest portfolio of heating and cooling networks in the United States, for an enterprise value of U.S.$788 million. Through this transaction, Veolia Environnement became a leading player in the number one energy services market worldwide, at a time when rising energy prices and changes in environmental regulations in the United States are likely to generate new opportunities. The acquisition was finalized on December 12, 2007.

• On June 27, 2007, the subscription period for the share capital increase with retention of preferential subscription rights in the amount of €2.6 billion, announced by Veolia Environnement on June 12 2007, closed on July 10, 2007 with success. The gross amount of the share capital increase was €2,581,469,688 (including additional paid-in capital), following the issue of 51,941,040 new shares with a par value of €5 each.

• On August 9, 2007, the Water Division signed an agreement to acquire the non-regulated activities of Thames Water in the United Kingdom for an enterprise value of €233 million. The acquisition was finalized on November 28, 2007.

• On August 31, 2007, the Transportation Division sold its activities in Denmark.

• On November 9, 2007, the Transportation Division sold its activities in Spain, with the exception of certain contracts.

• On November 19, 2007, Veolia Environnement opened up the share capital of its subsidiary Veolia Voda, in charge of water activities in Central and Eastern Europe, to the EBRD, further extending its partnership with this institution. Following this transaction performed by way of a share capital increase, Veolia Environnement held 90% of Veolia Voda.

• On December 24, 2007, Société Financière Internationale (SFI) and Société de Promotion et de Participation pour la Coopération Economique (PROPARCO) acquired a 19.45% stake in Veolia Water AMI, which manages water activities in the Africa, Middle East zone and the Indian sub-continent. Following this transaction, Veolia Environnement held 80.55% of Veolia Water AMI.

NOTE 4.

GOODWILL

Goodwill breaks down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Gross	7,013.3	5,799.6	4,834.1
Impairment losses	(100.1)	(94.6)	(81.8)
Net	6,913.2	5,705.0	4,752.3

As of December 31, 2007, accumulated impairment losses mainly concern Transportation Division activities in Scandinavia (€70 million recognized in 2004).

The main goodwill balances by cash-generating unit (amounts in excess of €100 million) are as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Environmental Services United Kingdom	824.2	894.0	109.9
Water France Distribution	760.5	729.1	725.1
Environmental Services Germany	748.2	-	-
Environmental Services North America Solid Waste	567.8	610.3	672.0
Dalkia France	342.8	330.2	330.1
Water Central and Eastern Europe	266.9	255.9	169.9
Water United Kingdom	245.3	228.2	215.0
Water Solutions and Technologies	206.1	189.2	148.4
Environmental Services France Solid Waste	179.8	173.1	169.5
Transportation North America	145.5	154.8	90.1
Water China	145.5	145.7	186.5
Dalkia Italy	139.9	130.7	96.3
Veolia Energy Services United States	139.6	-	-
Water Germany (excluding Berlin)	138.8	138.1	137.3
Water Berlin	134.4	134.4	134.4
Water France joint venture subsidiaries	133.6	133.6	133.6
Transportation Sweden, Norway, Finland	124.5	106.0	96.8
Transportation France	117.7	115.4	108.7
Environmental Services Italy	114.6	-	-
Goodwill balances > €100 million in 2007	5,475.7	4,468.7	3,523.6
Goodwill balances < €100 million in 2007	1,437.5	1,236.3	1,228.7
Goodwill	6,913.2	5,705.0	4,752.3

Movements in the net carrying amount of goodwill during 2007 are as follows :

(€ million)	As of December 31, 2006	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Other	As of December 31, 2007
Water	2,028.6	197.3	(30.4)	2.0	10.7	2,208.2
Environmental Services	2,294.0	903.7	(147.2)	-	(1.0)	3,049.5
Energy Services	839.2	246.7	2.5	10.4	(0.7)	1,098.1
Transportation	543.2	43.8	(18.4)	(13.9)	2.0	556.7
Other	-	-	-	-	0.7	0.7
Goodwill	5,705.0	1,391.5	(193.5)	(1.5)	11.7	6,913.2

Changes in consolidation scope primarily concerned the following acquisitions:

• Environmental Services: Sulo Group (Germany) for €687.6 million and VSA Tecnitalia, formerly TMT (Italy) for €106.9 million;

• Energy Services: Thermal North America Inc. (United States) for €139.3 million, Pannon Power (Hungary) for €30.1 million and CIT-Part (Brazil) for €21.3 million;

• Water: Anox Kaldnes and its subsidiaries (Sweden) for €54.9 million, Thames Water subsidiaries (United Kingdom) for €50.2 million and Ruas (France) for €31.0 million;

• Transportation: People Travel Group (Sweden) for €37.7 million and acquisitions of transportation-on-demand companies and new companies in the United States for €21.1 million;

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar in the amount of €104.7 million and €92.6 million respectively.

Impairment losses total €26.7 million and include €6.9 million in respect of the impairment of goodwill of the Eurolines CGU and €19.7 million in respect of Danish transportation activities sold on August 31, 2007. Negative goodwill recognized in the Income Statement totaled €25.2 million and includes €10.9 million for the Transportation Division and €10.3 million for the Energy Services Division.

Impairment tests as of December 31, 2007

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of a decrease in value.

The recoverable value of a cash-generating unit is estimated in accordance with the method set-out in Note 1.10. The main assumptions on which the value in use of a cash-generating unit is based are the discount rate and trends in volumes, prices and direct costs (inflation) over the period.

Discount rates are estimated by management for each cash-generating unit and reflect current market assessments of the time value of money and the specific risks to which the cash-generating unit is exposed. Trends in volumes, prices and direct costs are based on past trends and the future market outlook.

Systematic impairment tests are based on future cash flows taken, for the first five years, from the long-term planning process in June 2007. Cash flows for years 6 to 15 are based on year 6 cash flows (taken from the long-term planning document) adjusted by an appropriate growth rate (1% to 3% on average in 2007, depending on the business). The terminal value is then calculated by discounting year 16 data to perpetuity, including only an organic growth rate such as inflation (0.5% to 3% on average in 2007, depending on the business).

Discount rates used in 2007 reflect the country or geographical area of the cash-generating unit based on the criteria disclosed in Note 1.10. The main average discount rates by geographical area in 2007 were as follows:

• France:	6.2%	• United Kingdom:	7.1%
• United States:	7.0%	• Asia:	6.2% to 8.0%
• Germany:	6.2%

As of December 31, 2006, an impairment of €7.3 million was recorded in respect of the Germany Transportation CGU, representing the entire goodwill balance.

As of December 31, 2007, an impairment of €6.9 million was recorded in respect of the Eurolines CGU.

Sensitivity of impairment tests:

Impairment tests are based on discount rate and perpetual growth rate assumptions and an analysis of the sensitivity of perpetual growth rates and discount rates to an increase or decrease of 1%.

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be around €52 million.

A 1% decrease in perpetual growth rates would generate recoverable values for invested capital below the net carrying amount of certain cash-generating units. This reduction would be around €27 million.

Recap: Movements in the net carrying amount of goodwill during 2006 are as follows :

(€ million)	As of December 31, 2005	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Impact of divest- ments	Other	As of December 31, 2006
Water	1,941.6	75.2	(12.5)	8.4	-	15.9	2,028.6
Environmental Services	1,527.7	840.9	(67.0)	-	(1.8)	(5.8)	2,294.0
Energy Services	836.3	36.9	0.6	0.8	-	(35.4)	839.2
Transportation	446.7	122.2	(10.4)	(6.8)	-	(8.5)	543.2
Goodwill	4,752.3	1,075.2	(89.3)	2.4	(1.8)	(33.8)	5,705.0

In 2006, changes in consolidation scope primarily concerned the following acquisitions:

• Environmental Services: Cleanaway (United Kingdom) for €759.7 million and Biffa Belgium for €32.5 million;

• Transportation: Supershuttle International (United States) for €69.9 million and Shuttleport (United States) for €17.5 million;

• Water: Banska Bystrica STVPS (Slovakia) for €25.7 million and Poprad PVPS (Slovakia) for €10.2 million;

• Energy Services: €28.3 million in Italy.

Foreign exchange translation losses were mainly the result of the fall in the US dollar against the euro (-€112 million).

Impairment losses total €10.1 million and include impairment of goodwill of the Germany Transportation CGU of €7.3 million and purchase price allocation corrections of €2.8 million in the Germany Water CGU. Negative goodwill recognized in the Income Statement totaled €12.5 million, including €11.2 million for the Water Division.

Other movements mainly concerned the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of -€34 million and of the Weir Techna purchase price (Water Engineering) in the amount of €14.1 million. Due to the limited impact, the 2005 financial statements were not restated.

NOTE 5.

CONCESSION INTANGIBLE ASSETS

Movements in the net carrying amount of concession intangible assets during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Concession intangible assets, gross	3,461.2	354.4	(55.7)	-	-	504.6	(60.9)	(11.7)	4,191.9
Amortization & impairment losses	(1,115.6)	-	44.1	0.4	(168.4)	(1.2)	4.0	34.0	(1,202.7)
Concession intangible assets, net	2,345.6	354.4	(11.6)	0.4	(168.4)	503.4	(56.9)	22.3	2,989.2

Additions concern the Water Division in the amount of €239.4 million, the Environmental Services Division in the amount of €10.8 million and the Energy Services Division in the amount of €104.1 million.

Changes in consolidation scope mainly concern the expansion of the Water Division in the amount of €502.8 million (mainly in China and the United Kingdom).

Foreign exchange translation losses mainly concern the Water Division (-€49.4 million), following the depreciation of the Chinese yuan, the U.S. dollar and the pound sterling against the euro.

Other movements are primarily due to reclassifications resulting from finalization of the implementation of IFRIC 12 in the Water, Energy Services and Environmental Services Divisions.

Concession intangible assets by division break down as follows:

(€ million)	As of December 31, 2007			Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005
	Gross carrying amount	Amortization & impairment losses	Net carrying amount
Water	3,091.6	(755.5)	2,336.1	1,766.4	1,533.8
Environmental Services	352.5	(109.8)	242.7	265.1	252.9
Energy Services	715.0	(326.2)	388.8	292.9	286.9
Transportation	-	-	-	-	-
Other	32.8	(11.2)	21.6	21.2	18.2
Concession intangible assets	4,191.9	(1,202.7)	2,989.2	2,345.6	2,091.8

Recap: Movements in the net carrying amount of concession intangible assets during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Concession intangible assets, gross	3,202.0	296.5	(13.1)	-	-	127.1	(20.7)	(130.6)	3,461.2
Amortization & impairment losses	(1,110.2)	-	10.3	(7.8)	(139.9)	(0.8)	0.1	132.7	(1,115.6)
Concession intangible assets, net	2,091.8	296.5	(2.8)	(7.8)	(139.9)	126.3	(20.6)	2.1	2,345.6

Additions concern the Water Division in the amount of €231.7 million, the Environmental Services Division in the amount of €19.7 million and the Energy Services Division in the amount of €45.2 million.

Changes in consolidation scope mainly concern the expansion of the Water Division in the amount of €126.3 million (mainly in China).

Foreign exchange translation losses mainly concern the Water Division (-€22 million), following the depreciation of the Chinese yuan against the euro.

NOTE 6.

OTHER INTANGIBLE ASSETS

Movements in the net carrying amount of other intangible assets during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Intangible assets with an indefinite useful life, net	34.6	14.4	(0.1)	(1.0)	55.6	(5.9)	(14.8)	82.8
Fees paid to local authorities	672,4	19,6	(3.2)	(64.0)	1.1	(4.2)	12.8	634.5
Purchased contractual rights	377.5	2.7	(0.1)	(56.0)	375.8	(5.5)	(98.5)	595.9
Purchased software	126.8	44.3	(1.2)	(50.6)	7.3	0.1	4.7	131.4
Purchased customer portfolios	22.0	1.1	(0.3)	(7.0)	36.0	(2.4)	1.0	50.4
Other purchased intangible assets	93.9	22.2	(2.4)	(19.9)	6.2	(8.0)	89.7	181.7
Other internally-developed intangible assets	52.6	6.3	(0.2)	(4.0)	-	(2.5)	(22.5)	29.7
Intangible assets with a definite useful life net	1,345.2	96.2	(7.3)	(201.5)	426.4	(22.5)	(12.8)	1,623.6
Other intangible assets	1,379.8	110.6	(7.4)	(202.5)	482.0	(28.4)	(27.6)	1,706.4

Intangible assets with an indefinite useful life are primarily trademarks.

Changes in consolidation scope impacting intangible assets with an indefinite life mainly concern the fair value measurement in the Transportation Division of Supershuttle International acquisitions in the United States (€35.0 million).

Fees paid to local authorities in respect of public service contracts totaled €634.5 million as of December 31, 2007. The amortization of fees paid at the beginning of concession arrangements in the Water Division, calculated over the contract term, totaled €60.8 million in 2007.

Changes in consolidation scope impacting contractual rights mainly concern the fair value measurement of Water Division assets in respect of acquisitions in the United States (Tetra Technologies for €21.3 million) and the United Kingdom for €23.9 million and acquisitions by the Environmental Services Division in Germany (€275.8 million) and Italy (€28.9 million).

Other intangible assets break down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Intangible assets with an indefinite useful life, net	82.8	34.6	29.7
Intangible assets with a definite useful life, gross	3,168.6	2,749.4	2,490.0
Amortization and impairment losses	(1,545.0)	(1,404.2)	(1,238.3)
Intangible assets with a definite useful life, net	1,623.6	1,345.2	1,251.7
Intangible assets, net	1,706.4	1,379.8	1,281.4

Recap: Movements in the net carrying amount of other intangible assets during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Fees paid to local authorities	696.8	20.5	(1.1)	(62.2)	-	(5.1)	23.5	672.4
Contractual rights	212.2	-	-	(18.1)	142.4	0.8	40.2	377.5
Purchased software	118.9	46.2	(0.9)	(49.0)	2.0	(0.1)	9.7	126.8
Trademarks	19.2	19.2	(1.2)	(2.3)	(4.5)	(1.6)	(4.3)	24.5
Internally-developed software	3.2	0.9	-	(1.9)	-	-	0.2	2.4
Other internally-developed intangible assets	38.9	7.9	-	(6.5)	0.1	(3.9)	7.3	43.8
Other purchased intangible assets	192.2	22.4	(0.2)	(33.1)	23.3	(3.6)	(68.6)	132.4
Other intangible assets	1,281.4	117.1	(3.4)	(173.1)	163.3	(13.5)	8.0	1,379.8

Other intangible assets transferred to Assets classified as held for sale in 2006 totaled €0.2 million. No amounts were transferred to Assets classified as held for sale in 2005.

Fees paid to local authorities in respect of public service contracts totaled €672.4 million as of December 31, 2006. The amortization over the contract term of fees paid at the beginning of concession arrangements in the French Water Division totaled €49.3 million in 2006.

Changes in consolidation scope impacting contractual rights mainly concern Cleanaway United Kingdom (€37.2 million) and acquisitions by the Water Division in China (€58.7 million) and Slovakia (€40.1 million).

NOTE 7.

PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Property, plant and equipment, gross	16,912.0	1,927.6	(699.6)	-	-	1,207.5	(421.0)	(40.6)	18,885.9
Depreciation	(8,993.3)	-	557.1	(35.7)	(1,179.5)	(168.1)	177.3	(40.5)	(9,682.7)
Property, plant and equipment, net	7,918.7	1,927.6	(142.5)	(35.7)	(1,179.5)	1,039.4	(243.7)	(81.1)	9,203.2

Net property, plant and equipment of €110.7 million was transferred to Assets classified as held for sale (including the “Jean Nicoli” boat owned by the Transportation Division in the amount of €103.9 million), compared to €44.0 million in 2006 (vehicles in Denmark and incinerators in the United Kingdom).

Additions concern the Water Division in the amount of €365.6 million, the Environmental Services Division in the amount of €873,4 million, the Energy Services Division in the amount of €207.1 million and the Transportation Division in the amount of €449.7 million.

Disposals, net of provisions and depreciation, concern the Water Division in the amount of €20.7 million, the Environmental Services Division in the amount of €59.5 million and the Transportation Division in the amount of €51.6 million.

Impairment losses mainly concern the impairment of Rimsa assets (Mexico) in the Environmental Services Division for €29.6 million, following the resolution of a dispute resulting in the receipt of compensation in the same amount.

Changes in consolidation scope mainly concern the acquisition of Thermal North America Inc. (€398.9 million), Pannon Power (€69.4 million), Delitzsch (€24.6 million) and Kolin (€23.0 million) by the Energy Services Division and the Sulo Group by the Environmental Services Division (€346.5 million).

Foreign exchange translation losses mainly concern the depreciation of the U.S. dollar and the pound sterling against the euro in the Water (-€119.1 million) and Environmental Services (-€137.5 million) Divisions.

Other movements mainly concern the reclassification of the “Jean Nicoli” boat as held for sale in the amount of -€103.9 million and the sale of Transportation activities in Denmark in the amount of €62.8 million (€113.5 million gross carrying amount and depreciation of €50.7 million).

An agreement was signed on December 11, 2007 for the sale of the “Jean Nicoli” boat and the effective transfer of ownership is scheduled for April 1, 2008.

Property, plant and equipment by division break down as follows:

(€ million)	As of December 31, 2007			Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	4,363.7	(2,112.8)	2,250.9	2,258.2	2,107.0
Environmental Services	7,922.8	(4,284.7)	3,638.1	3,104.3	2,821.5
Energy Services	2,870.7	(1,253.4)	1,617.3	955.9	819.4
Transportation	3,564.2	(1,961.2)	1,603.0	1,518.6	1,066.5
Other	164.5	(70.6)	93.9	81.7	71.3
Property, plant and equipment	18,885.9	(9,682.7)	9,203.2	7,918.7	6,885.7

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of December 31, 2007			Net carrying amount as of December 31, 2006
	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,387.8	(528.0)	859.8	846.4
Buildings	2,984.0	(1,323.7)	1,660.3	1,323.8
Technical installations, plant and equipment	7,282.6	(3,782.8)	3,499.8	2,951.6
Traveling systems and other vehicles	4,675.0	(2,721.0)	1,954.0	1,787.7
Other property, plant and equipment	1,934.4	(1,318.5)	615.9	539.8
Returnable assets	12.3	(5.9)	6.4	65.8
Owned property, plant and equipment in progress	606.8	(2.8)	604.0	398.0
Property, plant and equipment in progress	3.0	-	3.0	5.6
Property, plant and equipment	18,885.9	(9,682.7)	9,203.2	7,918.7

Recap: Movements in the net carrying amount of property, plant and equipment during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Property, plant and equipment, gross	14,972.9	1,424.5	(635.6)	-	-	1,450.5	(125.0)	(175.3)	16,912.0
Depreciation	(8,087.2)	-	530.4	(60.2)	(1,055.3)	(621.4)	63.0	237.4	(8,993.3)
Property, plant and equipment, net	6,885.7	1,424.5	(105.2)	(60.2)	(1,055.3)	829.1	(62.0)	62.1	7,918.7

Net property, plant and equipment of €44.0 million was transferred to Assets classified as held for sale (vehicles in Denmark and incinerators in the United Kingdom), compared to €1.2 million in 2005.

Additions concern the Water Division in the amount of €322.3 million, the Environmental Services Division in the amount of €648.0 million, the Energy Services Division in the amount of €139.7 million and the Transportation Division in the amount of €290.3 million.

Disposals concern the Water Division in the amount of €5.8 million, the Environmental Services Division in the amount of €41.9 million, the Energy Services Division in the amount of €11.5 million and the Transportation Division in the amount of €43.3 million.

Impairment losses mainly concern the remeasurement at fair value of Transportation Division assets in the amount of €63 million, including €44 million in respect of assets located in Denmark (impairment losses recognized in "Net income (expense) from discontinued operations" in the Income Statement) and the impairment of an engine shed in the amount of €18 million, relating to the operation of a railway contract in Germany.

Changes in consolidation scope mainly concern the acquisition of SNCM by the Transportation Division (€393 million), of Cleanaway United Kingdom (€223 million) and Biffa Belgium (€27 million) by the Environmental Services Division and of companies in China by the Water Division (€24 million).

Other movements mainly concern the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of €84.5 million.

NOTE 8.

INVESTMENTS IN ASSOCIATES

The principal investments in associates with a value of greater than €10 million as of December 31, 2007 are as follows:

	As of December 31,
	% control			Share in equity			Share of net income
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	95.7	95.4	93.1	1.0	0.8	1.5
Cie Méridionale de Navigation	45.00%	45.00%	-	34.9	28.0	-	6.9	5.1	-
TIRU	24.00%	24.00%	24.00%	13.1	13.6	10.7	0.1	2.2	(0.8)
Cie Méridionale de Participations	45.00%	45.00%	-	12.5	12.4	-	0.1	-	-
Other amounts < €10 million in 2006 and 2007				135.9	91.6	97.7	8.8	(2.1)	5.8
Investments in associates				292.1	241.0	201.5	16.9	6.0	6.5

Movements in investments in associates in 2007:

(€ million)	% control as of December 31, 2007	2006	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2007
Fovarosi Csatomazasi Muvek	25.00%	95.4	1.0	-	(0.7)	-	-	95.7
Cie Méridionale de Navigation	45.00%	28.0	6.9	-	-	-	-	34.9
TIRU	24.00%	13.6	0.1	-	(0.5)	-	(0.1)	13.1
Cie Méridionale de Participations	45.00%	12.4	0.1	-	-	-	-	12.5
Other amounts < €10 million in 2006 and 2007		91.6	8.8	(6.5)	(1.8)	43.1	0.7	135.9
Investments in associates		241.0	16.9	(6.5)	(3.0)	43.1	0.6	292.1

No amounts were transferred to Assets classified as held for sale in 2005, 2006 or 2007.

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Non-current assets	870.8	848.6	4,872.7
Current assets	310.4	256.7	1,414.4
Total assets	1,181.2	1,105.3	6,287.1
Equity attributable to equity holders of the parent	618.7	586.3	524.0
Minority interests	0.8	1.0	1.4
Non-current liabilities	325.2	263.1	4,735.8
Current liabilities	236.5	254.9	1,025.9
Total equity and liabilities	1,181.2	1,105.3	6,287.1
Income Statement
Revenue	377.6	329.5	1,085.5
Operating income	31.6	37.2	355.6
Net income for the year	14.9	24.6	37.1

Recap: Movements in investments in associates during 2006:

(€ million)	% control as of December 31, 2006	2005	Net income	Dividend distribution	Foreign exchange translation	Changes in consolidation scope	Other	2006
Fovarosi Csatomazasi Muvek	25.00%	93.1	0.8	-	0.5	-	1.0	95.4
Cie Méridionale de Navigation	45.00%	-	5.1	-	-	22.9	-	28.0
TIRU	24.00%	10.7	2.2	-	0.7	-	-	13.6
Cie Meridionale de Participations	45.00%	-	-	-	-	12.5	(0.1)	12.4
CICG	41.97%	5.6	0.3	-	-		-	5.9
KVW Investment Co Ltd	49.00%	5.3	0.8	-	(0.5)	-	(0.1)	5.5
Shanghai Laogang Landfil	30.00%	5.2	0.6	-	(0.4)	-	0.1	5.5
EED ES Tersege Vizikozmu KFT	20.80%	-	0.1	-	-	5.0	-	5.1
TA HO ONYX RSEA ENVT (YUNLIN)	33.30%	-	(4.2)	-	(2.4)	10.4	(0.1)	3.7
Urban Sanitation	50.00%	13.9	-	-	-	(13.9)	-	-
Southern Water Investments Limited	-	17.7	-	-	-	(17.7)	-	-
Other amounts < €5 million in 2005 and 2006		50.0	0.3	(4.1)	(2.1)	14.9	6.9	65.9
Investments in associates		201.5	6.0	(4.1)	(4.2)	34.1	7.7	241.0

NOTE 9.

NON-CONSOLIDATED INVESTMENTS

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in the fair value of non-consolidated investments during 2007:

(€ million)	As of December 31, 2006	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2007
Non-consolidated investments	181.7	51.7	(2.9)	(3.4)	32.6	1.0	(4.6)	256.1
(1) Impairment losses are recorded in financial income and expenses.

Fair value adjustments mainly concern Mediterranea Delle Acque shares in the amount of €29.8 million.

Non-consolidated investments break down as follows:

(€ million)	% holding as of December 31, 2007	Gross carrying amount as of December 31, 2007	Impairment losses	Fair value adjustments	Net carrying amount as of December 31, 2007	Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005
Méditerranea delle Acque (formerly Genova Acque) (1)	17.1%	26.3	-	29.5	55.8	26.0	25.7
Avacon (1)	1.3%	25.0	-	1.6	26.6	25.0	-
Domino Sanepar (1)	15.0%	20.7	-	(0.1)	20.6	20.7	20.7
Gaz de Bordeaux (1)	24.0%	17.5	-	2.9	20.4	19.3	4.6
SEBS - GmbH (2)	-	-	-	-	-	-	27.0
Net carrying amount per unit < €20 million in 2007 and 2006		154.6	(22.1)	0.2	132.7	90.7	131.5
Non-consolidated investments		244.1	(22.1)	34.1	256.1	181.7	209.5
(1) Investment not consolidated as do not satisfy the "significant influence" criteria. (2) Company consolidated in 2006.

Recap: Movements in non-consolidated investments during 2006:

(€ million)	As of December 31, 2005	Additions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses (1)	Other	As of December 31, 2006
Non-consolidated investments	209.5	33.2	(11.9)	(65.7)	0.8	(2.5)	18.3	181.7
(1) Impairment losses are recorded in financial income and expenses.

Acquisitions mainly concern the acquisition of an additional 8% interest in Gaz de Bordeaux by the Energy Services Division for a consideration of €12.8 million.

The principal disposal was the sale of Ecofin (United Kingdom) shares held by the Water Division in the amount of -€6.6 million.

Changes in consolidation scope mainly concern the consolidation in 2006 of the company carrying the Hradec Kralove contract (Water Division, Czech Republic) and SEBS (Water Division, Germany) for -€14.8 million and -€27 million respectively and Ta-Ho Yunlin (Environmental Services Division, China) for -€10.0 million.

Other movements concern the reclassification of an investment previously recorded in "Other long-term investments".

NOTE 10.

NON-CURRENT AND CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession arrangements and from the application of IFRIC 4 (see Note 1.22).

Movements in the net carrying amount of non-current and current operating financial assets during 2007:

(€ million)	As of December 31, 2006	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Gross	5,139.4	414.2	(36.4)	-	212.8	(98.3)	(355.9)	2.6	5,278.4
Impairment losses	(6.0)	-	-	-	-	-	-	-	(6.0)
Non-current operating financial assets	5,133.4	414.2	(36.4)	-	212.8	(98.3)	(355.9)	2.6	5,272.4
Gross	326.2	6.3	(324.3)	-	5.0	(4.5)	355.9	(9.4)	355.2
Impairment losses	-	-	-	-	-	-	-	-	-
Current operating financial assets	326.2	6.3	(324.3)	-	5.0	(4.5)	355.9	(9.4)	355.2
Non-current and current operating financial assets	5,459.6	420.5	(360.7)	-	217.8	(102.8)	-	(6.8)	5,627.6
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2007 mainly concern:

• the Water Division and in particular projects in Berlin (€140.8 million), the Oman Sur BOT contract (€46.8 million) and the Veolia Water Hynix industrial contract in Korea (€26.2 million);

• the Energy Services Division and in particular cogeneration plants (€19.5 million).

The principal repayments of operating financial assets in 2007 concern:

• the Water Division and in particular projects in Berlin (-€139.5 million);

• the Energy Services Division and in particular cogeneration plants (-€60.9 million).

Foreign exchange translation losses mainly concern the Water Division (-€60.1 million) and the Environmental Services Division (-€41.1 million), following the depreciation of the Korean won, the U.S. dollar and the pound sterling against the euro.

Changes in consolidation scope mainly concern the acquisition of VSA Tecnitalia by the Energy Services Division for €222.5 million.

Other movements primarily concern the reclassification of financial assets as “concession intangible assets” following IFRIC 12 analyses in the Water, Energy Services and Environmental Services Divisions.

The breakdown by division is as follows:

(€ million)	As of December 31,
	Non-current assets			Current assets			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Water	3,719.4	3,667.0	3,808.1	165.1	163.5	55.2	3,884.5	3,830.5	3,863.3
Environmental Services	858.1	711.2	730.5	44.3	25.8	18.7	902.4	737.0	749.2
Energy Services	585.4	651.0	709.1	126.9	120.1	113.0	712.3	771.1	822.1
Transportation	104.3	98.8	83.5	18.7	16.6	20.9	123.0	115.4	104.4
Other	5.2	5.4	6.2	0.2	0.2	0.2	5.4	5.6	6.4
Operating financial assets	5,272.4	5,133.4	5,337.4	355.2	326.2	208.0	5,627.6	5,459.6	5,545.4

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 year	2 years	3 to 5 years	More than five years	Total
Water	145.1	171.2	570.1	2,610.5	3,496.9
Environmental Services	35.1	24.1	142.5	617.9	819.6
Energy Services	16.4	14.7	21.0	29.9	82.0
Transportation	18.7	19.4	25.2	59.7	123.0
Other	0.2	0.5	1.1	3.6	5.4
Total	215.5	229.9	759.9	3,321.6	4, 526.9

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 year	2 years	3 to 5 years	More than five years	Total
Water	20.0	25.0	89.0	253.6	387.6
Environmental Services	9.2	9.5	28.6	35.5	82.8
Energy Services	110.5	125.3	241.3	153.2	630.3
Transportation	-	-	-	-	-
Other	-	-	-	-	-
Total	139.7	159.8	358.9	442.3	1,100.7

Recap: Movements in the net carrying amount of non-current and current operating financial assets during 2006:

(€ million)	As of December 31, 2005	New financial assets	Repayments/ disposals	Impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Gross	5,547.6	360.6	(438.1)	-	12.7	(40.8)	23.6	5,465.6
Impairment losses	(2.2)	-	-	(3.9)	-	0.2	(0.1)	(6.0)
Non-current and current operating financial assets	5,545.4	360.6	(438.1)	(3.9)	12.7	(40.6)	23.5	5,459.6
(1) Impairment losses are recorded in operating income.

The principal new operating financial assets in 2006 mainly concern:

• the Water Division and in particular projects in Berlin (€115.2 million), the Brussels BOT contract (€62.9 million) and the Haye BOT contract (€27.2 million);

• the Energy Services Division and in particular cogeneration plants in France (€45.1 million).

The principal repayments of operating financial assets in 2006 concern:

• the Water Division and in particular projects in Berlin (-€130.8 million) and the Brussels BOT contract (-€95.3 million);

• the Energy Services Division and in particular cogeneration plants in France (-€112.4 million).

Other movements concern transfers from non-current financial receivables to operating financial assets.

NOTE 11.

OTHER NON-CURRENT FINANCIAL ASSETS

Movements in the value of other non-current financial assets during 2007:

(€ million)	As of December 31, 2006	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2007
Gross	604.8	66.2	(69.5)	(4.0)	-	(5.5)	(19.4)	572.6
Impairment losses	(58.8)	-	-	(0.4)	(0.2)	6.0	(4.2)	(57.6)
Non-current financial assets in loans and receivables	546,0	66.2	(69.5)	(4.4)	(0.2)	0.5	(23.6)	515.0
Other non-current financial assets	91.5	161.2	(16.3)	18.6	(1.8)	(7.5)	(14.7)	231.0
Total Other non-current financial assets	637.5	227.4	(85.8)	14.2	(2.0)	(7.0)	(38.3)	746.0
(1) Impairment losses are recorded in financial income and expenses.

Non-current financial assets in loans and receivables

Additions mainly correspond to the change in the non-Group portion of the loan to Dalkia International for €39.1 million.

As of December 31, 2007, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €238.7 million (mainly Dalkia International).

Other non-current financial assets are recorded as available-for-sale assets.

Additions mainly correspond to the non current part of an investment under escrow account with a view to the acquisition of Tianjin Shibei shares in China for €113.2 million (Water Division).

Other movements notably concern the non-Group portion of loans granted to proportionately consolidated companies for -€50.9 million (mainly Dalkia and Berlin) and the reclassification in non-current financial assets of repayment entitlements relating to benefits granted to Australian employees in the Transportation Division for +€23.0 million.

Recap: Movements in the value of other non-current financial assets during 2006:

(€ million)	As of December 31, 2005	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2006
Gross	496.0	69.4	(29.2)	2.7	-	(15.3)	(21.6)	502.0
Impairment losses	(67.6)	-	-	-	2.4	6.6	-	(58.6)
Other long-term loans, net	428.4	69.4	(29.2)	2.7	2.4	(8.7)	(21.6)	443.4
Gross	279.4	27.8	(22.3)	(45.5)	-	(3.2)	(29.7)	206.5
Impairment losses	(16.2)	-	-	-	3.4	0.4	-	(12.4)
Other investments, net	263.2	27.8	(22.3)	(45.5)	3.4	(2.8)	(29.7)	194.1
Other non-current financial assets, net	691.6	97.2	(51.5)	(42.8)	5.8	(11.5)	(51.3)	637.5
(1) Impairment losses are recorded in financial income and expenses.

Other long-term loans, net

Additions mainly correspond to the non-Group portion of a loan granted to a proportionately consolidated company.

Other movements concern the transfer of assets to operating financial assets.

Other long-term loans as of December 31, 2006 mainly include:

• a deposit paid in respect of the Berlin contract held by Veolia Wasser GmbH (Water Division, Germany) of €97.3 million;

• Water Division loans of €22 million in the United States;

• payment guarantee deposits of €36.7 million and other deposits of €20.9 million;

• the non-Group portion of loans granted to proportionately consolidated companies of €160.2 million.

Cumulated impairment losses on other long-term loans mainly include the impairment of Water Division long-term loans in the U.S. in the cumulative amount of -€57.1 million as of December 31, 2006 and -€63.7 million as of December 31, 2005 (the decrease is mainly due to changes in the U.S. dollar exchange rate).

Other investments, net

Changes in the scope of consolidation include the escrow accounts intended to finance Water Division investments in China in the amount of -€45.4 million (€21.1 million in respect of the Kunming contract and €24.3 million in respect of the Changhou contract), the impact of the sale of Southern Water preferential shares in the amount of -€66.3 million and a collateral guarantee including an advance from the French State to SNCM in the amount of €38.5 million.

Other movements notably concern the transfer of other investments to Non-consolidated investments.

Other investments as of December 31, 2006 mainly include:

• guarantee deposits paid to suppliers and others in the amount of €14.9 million;

• pension funds and other employee-related obligations in the amount of €35.8 million;

• collateral guarantees including an advance from the French State to SNCM in the Transportation Division (+€38.5 million).

No amounts were transferred to Assets classified as held for sale in 2004, 2005 or 2006.

NOTE 12.

DEFERRED TAX ASSETS AND LIABILITIES

Movements in deferred tax assets and liabilities during 2007:

(€ million)	As of December 31, 2006	Changes in business through the Income Statement	Changes in business through equity	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Deferred tax assets, gross	1,787.6	167.3	(19.9)	186.2	(73.0)	(10.7)	2,037.5
Deferred tax assets not recognized	(431.9)	(140.4)	(10.3)	0.9	5.7	6.6	(569.4)
Deferred tax assets, net	1,355.7	26.9	(30.2)	187.1	(67.3)	(4.1)	1,468.1
Deferred tax liabilities	1,504.9	30.7	5.8	328.7	(70.7)	(4.7)	1,794.7

As of December 31, 2007, the tax group in the United States has ordinary tax losses carried forward, relating to the restructuring in 2006 and associated with losses incurred by the former activities of U.S. Filter. These tax losses, which may exceed U.S.$ 4 billion, are currently being reviewed by the U.S. tax authorities, at the request of the company, which considers the validity of these tax losses to be established, based on external appraisals. A deferred tax asset of U.S.$365 million (€248 million) is recognized in the balance sheet in respect of these tax losses as of December 31, 2007.

As a result of the new tax schedule, notably integrating flows relating to Thermal North America Inc., the Group recognized an additional deferred tax asset of €85 million during the year.

Conversely, the French tax group offset tax losses brought forward and previously capitalized.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidation scope mainly concern the entry into the scope of consolidation of the Sulo Group for €112 million in assets and €149 million in liabilities, of Thermal North America Inc. for €20 million in assets and €44 million in liabilities and of VSA Tecnitalia for €27 million in liabilities and the impact of the fair value measurement of the Lanzhou and Haikou contracts for €27 million and €20 million in liabilities, respectively.

Foreign exchange translation losses are mainly due to the depreciation of the U.S. dollar and the pound sterling against the euro.

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Deferred tax assets
Employee benefits	134.6	172.4	137.6
Impairment provisions	27.6	16.6	13.5
Tax losses	851.0	775.4	689.9
Finance leases / Assets	31.4	34.1	51.6
Temporary differences on provisions	310.5	255.5	175.4
Other deductible temporary differences	682.4(1)	533.6	524.7
Deferred tax assets, gross	2,037.5	1,787.6	1,592.7
Deferred tax assets not recognized	(569.4)	(431.9)	(458.0)
Recognized deferred tax assets	1,468.1	1,355.7	1,134.7
(1) including DTA on concessions of €107 million, on fair value adjustments of €88 million and on financial instruments of €106 million.

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Deferred tax liabilities
Deferred tax on amortization/depreciation differentials	662.0	553.6	540.6
Asset remeasurement	497.2	389.4	231.0
Finance leases / Liabilities	18.9	27.4	46.1
Other taxable temporary differences	616.6	534.5	387.3
Deferred tax liabilities	1,794.7	1,504.9	1,205.0

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Deferred tax assets, net
Deferred tax assets on net income	1,400.5	1,276.7	970.3
Deferred tax assets on reserves	67.6	79.0	164.4
Deferred tax assets, net	1,468.1	1,355.7	1,134.7
Deferred tax liabilities
Deferred tax liabilities on net income	1,755.1	1,476.4	1,147.9
Deferred tax liabilities on reserves	39.6	28.5	57.1
Deferred tax liabilities	1,794.7	1,504.9	1,205.0

Deferred tax on tax losses not recognized as of December 31, 2007 becomes time-barred as follows:

(€ million)	Maturity			Total
	≤ 5 years	> 5 years	Unlimited
Gross tax losses	15.0	44.8	379.8	439.6

Recap: Movements in deferred tax assets and liabilities during 2006:

(€ million)	As of December 31, 2005	Change in business through profit or loss	Changes in business through the Income Statement	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Deferred tax assets, gross	1,592.7	71.2	(14.2)	109.3	(24.4)	53.0	1,787.6
Deferred tax assets not recognized	(458.0)	11 .7	0.3	-	8.0	6.1	(431.9)
Deferred tax assets, net	1,134.7	82.9	(13.9)	109.3	(16.4)	59.1	1,355.7
Deferred tax liabilities	1,205.0	98.0	15.9	140.3	(13.2)	58.9	1,504.9

NOTE 13.

WORKING CAPITAL

Movements in net working capital during 2007:

(€ million)	As of December 31, 2006	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Inventories and work-in-progress, net	731.8	62.3	(1.5)	53.2	(8.7)	2.3	839.4
Operating receivables, net	10,968.7	1,115.9	(10.1)	514.6	(141.6)	11.9	12,459.4
Operating payables, net	11,268.6	1,135.8	-	568.8	(151.1)	122.7	12,944.8
Net working capital	431.9	42.4	(11.6)	(1.0)	0.8	(108.5)	354.0

Net working capital of €2.5 million was transferred to Assets classified as held for sale (GMA/Sulo business in the Environmental Services Division), compared to €22.3 million (Danish transportation activities) in 2006.

No amounts were transferred to Liabilities directly associated with assets classified as held for sale in 2007. €20.2 million was reclassified in liabilities in 2006 (in respect of Danish transportation activities).

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). Changes in business net of impairment losses of €30.8 million comprise a movement of €167.1 million in operating working capital, of €22.9 million in tax working capital and of -€159.2 million in investment working capital.

Movements in inventories during 2007:

Inventories (€ million)	As of December 31, 2006	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Raw materials and supplies	452.6	47.4	-	-	24.0	(5.4)	8.0	526.6
Work-in-progress	237.4	1.4	-	-	15.7	(2.1)	4.9	257.3
Other inventories	81.0	13.5	-	-	14.0	(1.4)	(10.4)	96.7
Inventories and work-in-progress, gross	771.0	62.3	-	-	53.7	(8.9)	2.5	880.6
Impairment losses on raw materials and supplies	(30.3)	-	(7.0)	4.7	(0.4)	0.1	(0.3)	(33.2)
Impairment losses on work-in-progress	(0.8)	-	(1.0)	0.4	-	-	-	(1.4)
Impairment losses on other inventories	(8.1)	-	(1.5)	2.9	(0.1)	0.1	0.1	(6.6)
Impairment losses on inventories and work-in-progress	(39.2)	-	(9.5)	8.0	(0.5)	0.2	(0.2)	(41.2)
Inventories and work-in-progress, net	731.8	62.3	(9.5)	8.0	53.2	(8.7)	2.3	839.4

Movements in operating receivables during 2007:

Operating receivables (€ million)	As of December 31, 2006	Changes in business	Impairment losses (1)	Reversals of impairment losses (1)	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Trade receivables	8,939.3	571.5	-	-	423.2	(114.7)	(5.6)	9,813.7
Impairment losses on trade receivables	(448.7)	-	(166.4)	126.5	(33.6)	9.2	3.0	(510.0)
Trade receivables, net (2)	8,490.6	571.5	(166.4)	126.5	389.6	(105.5)	(2.6)	9,303.7
Other operating receivables	1,383.9	75.3	-	-	93.6	(15.5)	(29.2)	1,508.1
Impairment losses on other operating receivables	(121.7)	-	(14.1)	43.9	1.5	0.2	15.1	(75.1)
Other operating receivables, net (2)	1,262.2	75.3	(14.1)	43.9	95.1	(15.3)	(14.1)	1,433.0
Other receivables (3)	390.6	122.5	-	-	15.6	(9.8)	11.7	530.6
Tax receivables	825.3	346.6	-	-	14.3	(11.0)	16.9	1,192.1
Operating receivables, net	10,968.7	1,115.9	(180.5)	170.4	514.6	(141.6)	11.9	12,459.4

(1)

Impairment losses are recorded in operating income

(2)

Financial assets as defined by IAS 39, valued in accordance with the rules applicable to loans and receivables.

(3)

Receivables recognized on a percentage completion basis in respect of construction activities and prepayments.

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions:

• Environmental Services: Sulo Group (Germany) for €206 million and VSA Tecnitalia, formerly TMT (Italy) for €127 million;

• Energy Services: Thermal North America Inc. (United States) for €43 million;

• Water: Thames Water subsidiaries (United Kingdom) for €35 million.

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar against the euro.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. This agreement was renewed on May 31, 2007 for an additional 5 years. Veolia Environnement decided to renew this agreement and include 16 new transferor companies in the Water Division (France), bringing the number of transferor companies to 24 and total securitized receivables to €495.5 million.

Disposal of receivables

Disposal of receivables (“cession de créances Dailly”) were nil as of December 31, 2007 and 2006.

Receivables definitively sold to third parties in the Energy Services Division totaled €25.5 million as of December 31, 2007, compared to €108 million as of December 31, 2006.

Movements in operating payables during 2007:

Operating payables (€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Trade payables (1)	4,776.0	445.0	312.0	(56.1)	(133.1)	5,343.8
Other operating payables (2)	4,445.6	281.2	211.4	(55,4)	126.6	5,009.4
Other liabilities	988.3	133.4	18.0	(20,6)	65.2	1,184.3
Tax and employee-related liabilities	1,058.7	276.2	27.3	(19.0)	64.1	1,407.3
Operating payables	11,268.6	1,135.8	568.7	(151.1)	122.8	12,944.8
(1) Financial liabilities as defined by IAS 39, valued at amortized cost. (2) Deferred income

Trade payables are treated as liabilities at amortized cost in accordance with IAS 39 for accounting purposes. Short-term commercial payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Changes in consolidation scope primarily concerned the following acquisitions:

• Environmental Services: Sulo Group (Germany) for €176 million and VSA Tecnitalia, formerly TMT (Italy) for €107 million;

• Energy Services: Thermal North America Inc. (United States) for €45 million;

• Water: Thames Water subsidiaries (United Kingdom) for €64 million.

Foreign exchange translation losses are primarily due to the depreciation of the pound sterling and the U.S. dollar against the euro.

Other movements primarily concern the reclassification of other long-term debts in working capital (primarily subscriber deposits and work funds, tax liabilities and liabilities on the acquisition of financial assets) of €152.3 million.

Recap: Movements in net working capital during 2006:

(€ million)	As of December 31, 2005	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Inventories and work-in-progress, net	635.2	77.2	(2.4)	36.8	(5.3)	(9.7)	731.8
Operating receivables, net	10,083.3	508.7	(33.3)	495.5	(55.8)	(29.7)	10,968.7
Operating payables, net	10,369.8	460.0	0.0	536.5	(54.1)	(43.6)	11,268.6
Net working capital	348.7	125.9	(35.7)	(4.2)	(7.0)	4.2	431.9

NOTE 14.

OTHER CURRENT FINANCIAL ASSETS

Movements in the value of other current financial assets during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2007
Gross	363.3	27.6	4.6	-	-	(1.5)	(219.9)	174.1
Impairment losses	(158.0)	-	(1.0)	-	(3.3)	0.1	140.9	(21.3)
Current financial assets in loans and receivables, net	205.3	27.6	3.6	-	(3.3)	(1.4)	(79.0)	152.8
Other current financial assets	66.4	90.9	37.6	(1.3)	0.1	(6.7)	(9.8)	177.2
Total Other current financial assets, net	271.7	118.5	41.2	(1.3)	(3.2)	(8.1)	(88.8)	330.0
(1) Impairment losses are recorded in financial income and expenses.

Other short-term loans are treated as loans and receivables as defined by IAS 39 for accounting purposes.

Other financial assets are treated as available-for-sale assets for accounting purposes.

Other current financial assets as of December 31, 2007 primarily comprise the non-Group portion of loans and current accounts, the pre-financing of assets in the Transportation Division and the current part of an investment under escrow account with a view to the acquisition of Tianjin Shibei shares in China for €106.1 million.

Other movements primarily comprise the removal of loans and current accounts granted to proportionately consolidated companies (mainly in respect of the Berlin contract).

Recap: Movements in the value of other current financial assets during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Impairment losses (1)	Foreign exchange translation	Other	As of December 31, 2006
Gross	379.5	(2.6)	5.4	-	-	(3.7)	(15.3)	363.3
Impairment losses	(158.3)	-	-	-	(1.2)	-	1.5	(158.0)
Current financial assets in loans and receivables, net	221.2	(2.6)	5.4	-	(1.2)	(3.7)	(13.8)	205.3
Current financial assets available for sale, net	60.7	(2.5)	1.4	1.5	-	(0.3)	5.6	66.4
Other current financial assets, net	281.9	(5.1)	6.8	1.5	(1.2)	(4.0)	(8.2)	271.7
(1) Impairment losses are recorded in financial income and expenses.

Net other short-term loans as of December 31, 2006 primarily comprise the non-group portion of loans and current accounts granted to proportionately consolidated companies (mainly in respect of the Berlin contract for €69.8 million and in France in the Water Division for €66.4 million) and the pre-financing of assets in the Transportation Division for €17.7 million.

NOTE 15.

CASH & CASH EQUIVALENTS

Movements in cash and cash equivalents during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2007
Cash	1,263.8	97.3	114.9	-	(8.1)	(18.4)	1,449.5
Cash equivalents	1,394.2	333.8	20.4	(0.1)	(2.4)	(79.8)	1,666.1
Cash & cash equivalents	2,658.0	431.1	135.3	(0.1)	(10.5)	(98.2)	3,115.6
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €0.3 million were transferred to Assets classified as held for sale in 2007, compared to €0.5 million in 2006.

Changes in consolidation scope mainly concern the acquisition of Sulo by the Environmental Services Division in Germany (+€26.1 million) and the acquisition of the Thames Water subsidiaries (+€21.4 million) and subsidiaries in Asia (+€45.3 million) by the Water Division.

As of December 31, 2007, the Water Division held cash of €482.6 million, the Energy Services Division held cash of €294.8 million, the Environmental Services Division held cash of €247.8 million, the Transportation Division held cash of €129.7 million, Veolia Environnement SA held cash of €134.8 million and certain subsidiaries (primarily insurance) held cash of €159.8 million.

As of December 31, 2007, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,416.1 million (including cash mutual fund investments of €515.8 million, treasury notes of €601.1 million and cash notes for €278.8 million). Cash equivalents are accounted for as assets designated at fair value through the Income Statement.

Recap: Movements in cash and cash equivalents during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Other	As of December 31, 2006
Cash	1,173.1	(81.3)	196.5	-	(23.0)	(1.5)	1,263.8
Cash equivalents	1,163.0	222.2	5.0	0.4	0.4	3.2	1,394.2
Cash & cash equivalents	2,336.1	140.9	201.5	0.4	(22 .6)	1.7	2,658.0
(1) Fair value adjustments are recorded in financial income and expenses.

Cash and cash equivalents of €0.5 million were transferred to Assets classified as held for sale in 2006.

Changes in consolidation scope mainly concern the acquisition of SNCM for €100.7 million in the Transportation Division, acquisitions in the Water Division for €40.8 million (in Germany and China) and acquisitions in the Environmental Services Division for €38.5 million (Belgium and the United Kingdom).

As of December 31, 2006, the Water Division held cash of €517.4 million, the Energy Services Division held cash of €219.1 million, the Environmental Services Division held cash of €214.4 million, the Transportation Division held cash of €141.8 million, Veolia Environnement SA held cash of €43.8 million and other head office entities held cash of €117.0 million.

As of December 31, 2006, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,096.8 million (including cash mutual fund investments of €823.0 million and treasury notes of €208.3 million). Cash equivalents are accounted for as assets designated at fair value through the Income Statement.

NOTE 16.

EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2005	406,421,983	2,032.1	6,467.6	(459.3)	(4,677.5)	(72.1)	(79.6)	3,211.2	1,728.7	4,939.9
Issues of share capital of the parent company	1,450,623	7.3	31.5	-	8.6	-	-	47.4	-	47.4
Elimination of treasury shares		-	-	6.6	2.6	-	-	9.2	-	9.2
Share purchase and subscription options		-	-	-	16.2	-	-	16.2	-	16.2
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	80.0	80.0
Parent company dividend distribution		-	-	-	(265.4)	-	-	(265.4)	-	(265.4)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(108.6)	(108.6)
Foreign exchange translation		-	-	-	-	284.4	-	284.4	33.6	318.0
Fair value adjustments		-	-	-	-	-	9.7	9.7	1.6	11.3
Actuarial gains or losses on pension obligations		-	-	-	(132.5)	-	-	(132.5)	(12.2)	(144.7)
Net income for the year		-	-	-	622.2	-	-	622.2	172.9	795.1
Other changes		-	-	-	(26.3)	-	14.1	(12.2)	(8.0)	(20.2)
As of December 31, 2005	407,872,606	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2
Issues of share capital of the parent company	4,753,944	23.7	142.1	-	15.8	-	-	181.6	-	181.6
Elimination of treasury shares		-	-	(26.9)	25.8	-	-	(1.1)	-	(1.1)
Share purchase and subscription options		-	-	-	16.7	-	-	16.7	-	16.7
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	158.8	158.8
Parent company dividend distribution		-	-	-	(336.3)	-	-	(336.3)	-	(336.3)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(142.9)	(142.9)
Foreign exchange translation		-	-	-	-	(106.8)	0.5	(106.3)	6.2	(100.1)

Fair value adjustments		-	-	-	0.2	-	33.2	33.4	1.3	34.7
Actuarial gains or losses on pension obligations		-	-	-	26.4	-	-	26.4	(0.8)	25.6
Net income for the year		-	-	-	758.7	-	-	758.7	236.2	994.9
Other changes		-	-	-	(41.9)	39.1	0.3	(2.5)	45.8	43.3
As of December 31, 2006	412,626,550	2,063.1	6,641.2	(479.6)	(3 986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4

Issues of share capital of the parent company	59,136,206	295.7	2,538.3	-	33.8	-	-	2 867.8	-	2,867.8
Elimination of treasury shares		-	-	18.9	(0.3)	-	-	18.6	-	18.6
Share purchase and subscription options		-	-	-	15.6	-	-	15.6	-	15.6
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	178.5	178.5
Parent company dividend distribution		-	-	-	(419.7)	-	-	(419.7)	-	(419.7)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(144.6)	(144.6)
Foreign exchange translation		-	-	-	-	(264.3)	-	(264.3)	15.4	(248.9)
Fair value adjustments		-	-	-	-	(8.1)	47.1	39.0	(0.8)	38.2
Actuarial gains or losses on pension obligations		-	-	-	79.5	-	-	79.5	8.5	88.0
Net income for the year		-	-	-	927.9	-	-	927.9	326.9	1,254.8
Other changes		-	-	-	(17.3)	8.7	(3.7)	(12.3)	1.3	(11.0)
As of December 31, 2007	471,762,756	2,358.8	9,179.5	(460.7)	(3 367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7

The dividend distribution per share was €1.05, €0.85 and €0.68 in 2007, 2006 and 2005 respectively.

A dividend distribution of €1.21 per share is proposed to the Annual Shareholders’ Meeting of May 7, 2008.

16.1

Share capital management objectives, policies and procedures

Veolia Environnement manages its share capital within the framework of a prudent and rigorous financial policy that seeks to ensure easy access to French and international capital markets, to enable investment in projects that create value and provide shareholders with a satisfactory remuneration.

This policy has led Veolia Environnement to define the following objectives:

(i) Net financial indebtedness / (EBITDA+ repayment of operating financial assets) of between 3.5 and 4

(ii) dividend distribution rate of greater than 50% of recurring net income.

16.2

Equity attributable to equity holders of the parent

16.2.1

Share capital

The share capital is fully paid up.

Share capital increases

In 2005, Veolia Environnement carried out a share capital increase of €34.6 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €8.6 million.

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share purchase and subscription options.

In 2006, the share capital was increased by €92.9 million (including additional paid-in capital) following the exercise of share purchase and subscription options and by €70.7 million (including additional paid-in capital) following a share capital increase reserved for employees (Group employee savings plan). The discount on the issue price was expensed in the amount of €15.8 million.

In addition, the share capital was increased by €2.2 million (including additional paid-in capital) following the exercise of share subscription warrants.

On July 10, 2007, Veolia Environnement performed a share capital increase for cash with retention of preferential subscription rights in the amount of €2,558.1 million (after offset of share capital increase costs of €23.3 million against additional paid-in capital).

In addition in 2007, Veolia Environnement performed a share capital increase of €156.2 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €33.8 million.

Furthermore, the share capital was increased by €119.7 million (including additional paid-in capital) following the exercise of share purchase and subscription options.

Number of shares outstanding

406,421,983 shares were outstanding as of January 1, 2005, 407,872,606 as of December 31, 2005, 412,626,550 as of December 31, 2006 and 471,762,756 as of December 31, 2007 (including treasury shares).

1.6.2.2

Offset of treasury shares against equity

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees. As of December 31, 2005, the Group held 15,990,242 of its own shares.

In 2006, 3,424,934 shares were sold and a call sold covering 2,700,000 treasury shares was repurchased for a net carrying amount of €105.8 million as part of transactions reserved for employees. At the same time, Veolia Environnement purchased 2,689,000 treasury shares for a total consideration of €106.9 million and sold a call covering 1,400,000 shares. As of December 31, 2006, the Group held 15,254,308 of its own shares.

In 2007, 133,654 shares with a net carrying amount of €3.2 million were sold. As of December 31, 2007, the Group held 15,120,654 of its own shares.

16.2.3

Share purchase and subscription options

In accordance with IFRS 2, an expense of €16.2 million in 2005, €16.7 million in 2006 and €15.6 million in 2007 was recognized in respect of share option plans granted to employees.

16.2.4

Appropriation of net income and dividend distribution

A dividend distribution of €419.7 million was paid in 2006 out of 2006 net income attributable to equity holders of the parent of €758.7 million. The residual balance of €339.0 million was transferred to Veolia Environnement consolidated reserves.

16.2.5

Foreign exchange translation reserves

As of January 1, 2005, foreign exchange translation adjustments attributable to equity holders of the parent (-€72.1 million) include €11.2 million relating to the reversal of foreign exchange translation adjustments, net of tax, on discontinued operations of the Water Division in the United States. Other movements totaled -€83.3 million and mainly concerned the U.S. dollar (-€75.6 million).

In 2005, positive translation differences of €284.4 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €113.5 million.

Accumulated foreign exchange translation reserves as of December 31, 2005 are positive: €212.3 million (portion attributable to equity holders of the parent), including €49.1 million related to the U.S. dollar and €41.7 million related to the Korean won.

In 2006, negative translation differences of €106.3 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €95.0 million.

Accumulated foreign exchange translation reserves as of December 31, 2006 are positive: €144.6 million (portion attributable to equity holders of the parent), including €32.6 million related to the Korean won, €60.4 million related to the pound sterling, €68.8 million related to the Czech crown and -€45.9 million related to the U.S. dollar.

In 2007, negative translation differences of €263.7 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €80.3 million, the pound sterling in the amount of €122.2 million and the Chinese yuan in the amount of €41.9 million.

Accumulated foreign exchange translation reserves as of December 31, 2007 are negative: -€119.1 million (portion attributable to equity holders of the parent), including -€126.2 million related to the U.S. dollar, -€61.8 million related to the pound sterling, +€80.7 million related to the Czech crown and -€46.0 million related to the Chinese yuan.

The marked drop in foreign exchange translation reserves reflects the ongoing appreciation of the euro against the currencies of the zones in which the Group operates (United States and China for the U.S. dollar and Chinese yuan and the United Kingdom for the pound sterling). This downturn has however been limited by the Group policy of securing borrowings in the local currency.

Movements in Foreign exchange translation reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to equity holders of the parent
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	291.6	246.4
Translation differences on net foreign investments	(35.0)	(34.1)
As of December 31, 2005	256.6	212.3
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	237.8	186.5
Translation differences on net foreign investments	(42.8)	(41.9)
As of December 31, 2006	195.0	144.6
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(263.9)	(271.3)
Translation differences on net foreign investments	6.0	7.6
Movements in 2007	(257.9)	(263.7)
Translation differences on the financial statements of subsidiaries drawn up in a foreign currency	(26.1)	(84.8)
Translation differences on net foreign investments	(36.8)	(34.3)
As of December 31, 2007	(62.9)	(119.1)

Breakdown by currency of Foreign exchange translation reserves attributable to equity holders of the parent:

(€ million)	As of December 31, 2005	As of December 31, 2006	Movement	As of December 31, 2007
U.S. dollar	49.1	(45.9)	(80.3)	(126.2)
Czech crown	18.3	68.8	11.9	80.7
Pound sterling	33.1	60.4	(122.2)	(61.8)
Chinese yuan	28.3	(4.1)	(41.9)	(46.0)
Hong Kong dollar	1.8	8.2	8.1	16.3
Polish zloty	4.7	5.2	6.1	11.3
Korean won	41.7	32.6	(23.8)	8.8
Canadian dollar	10.0	1.9	5.8	7.7
Swedish krona	(5.0)	1.5	(7.1)	(5.6)
Romanian leu	4.9	13.9	(9.0)	4.9
Hungarian florint	2.1	3.4	(0.7)	2.7
Norwegian crown	2.0	(0.6)	3.0	2.4
Mexican peso	2.7	1.6	0.4	2.0
Australian dollar	6.9	1.0	(1.7)	(0.7)
Egyptian pound	3.7	0.4	(1.0)	(0.6)
Other currencies	8.0	(3.7)	(11.3)	(15.0)
Total	212.3	144.6	(263.7)	(119.1)

16.2.6

Fair value reserves

Fair value reserves, attributable to equity holders of the parent are negative in the amount of €79.6 million as of January 1, 2005, €55.8 million as of December 31, 2005 and €21.8 million as of December 31, 2006 and positive in the amount of €21.6 million as of December 31, 2007.

As of December 31, 2007, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings (-€14.3 million) and fair value adjustments to available-for- sale securities (€34.4 million).

(€ million)	Available- for sale securities	Interest rate derivatives hedging cash flows	Total	Attributable to equity holders of the parent
As of December 31, 2005	3.0	(60.7)	(57.7)	(55.8)
Fair value adjustments	(2.3)	37.0	34.7	33.4
Other movements	-	0.6	0.6	0.6
As of December 31, 2006	0.7	(23.1)	(22.4)	(21.8)
Fair value adjustments	32 .5	13.9	46.4	47.1
Other movements	1.2	(5.1)	(3.9)	(3.7)
As of December 31, 2007	34.4	(14.3)	20.1	21.6

Amounts are presented net of tax.

No material amounts were released to the Income Statement in respect of interest rate derivatives hedging cash flows and recorded in finance costs and income.

16.3

Minority interests

A break down of the movement in minority interests is presented in the Statement of changes in shareholders' equity.

The increase in minority interests in 2007 was mainly due to the consolidation of Chinese companies in the Water Division (+€86.4 million) and the acquisition of minority interests by the ERBD in Central and Eastern Europe in the Water Division (+€90 million).

NOTE 17.

NON-CURRENT PROVISIONS AND OTHER DEBT AND CURRENT PROVISIONS

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Euro
2 to 5 years	5.27%	4.37%	3.25%
6 to 10 years	5.52%	4.60%	3.88%
After ten years	6.04%	5.20%	4.32%
U.S. Dollar
2 to 5 years	4.35%	5.20%	5.16%
6 to 10 years	4.94%	5.36%	5.55%
After ten years	5.84%	5.86%	5.79%

Pound Sterling
2 to 5 years	5.51%	5.60%	4.88%
6 to 10 years	5.66%	5.56%	5.11%
After ten years	5.88%	5.60%	5.10%

Movements in non-current provisions and other debt during 2007:

(€ million)	As of December 31, 2006	Addition / charge	Repayment / Utilization during the year	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Tax litigations	65.3	34.2	(20.3)	(1.5)	-	0.7	5.8	(0.1)	(1.9)	13.5	95.7
Employee litigations	3.2	3.8	(4.4)	(0.1)	-	-	0.1	-	-	7.7	10.3
Other litigations	94.5	19.5	(17.2)	(10.9)	-	2.0	0.5	(1.2)	(9.5)	1.0	78.7
Contractual commitments	287.8	164.6	(184.5)	(3.7)	-	-	0.8	-	-	3.1	268.1
Provisions for work-in-progress & losses to completion on LT contracts	312.6	36.4	(19.9)	(2.3)	-	14.7	(11.0)	(1.2)	(51.9)	(1.0)	276.4
Closure and post-closure costs	398.3	8.5	(14.0)	(4.8)	-	40.4	84.2	(20.4)	(15.1)	62.5	539.6
Restructuring provisions	23.2	0.1	(0.2)	(0.2)	-	-	(17.0)	-	(5.7)	1.1	1.3
Self-insurance provisions	131.1	39.6	(36.8)	-	-	1.6	(0.5)	(3.6)	(5.0)	7.4	133.8
Other	131.6	37.8	(15.7)	(21.8)	-	2.1	2.6	(2.0)	(7.8)	(37.6)	89.2
Non-current provisions excl. pensions and other employee benefits	1,447.6	344.5	(313.0)	(45.3)	-	61.5	65.5	(28.5)	(96.9)	57.7	1,493.1
Provisions for pensions and other employee benefits*	749.0	66.6	(89.5)	(6.2)	(122.7)	18.2	22.1	(10.7)	-	19.1	645.8
Non-current provisions	2,196.6	411.1	(402.5)	(51.5)	(122.7)	79.7	87.6	(39.2)	(96.9)	76.8	2,138.9
Other non-current debt	207.3	-	-	-	-	-	-	-	(207.3) (1)	-	-
Non-current provisions and other debt	2,403.9	411.1	(402.5)	(51.5)	(122.7)	79.7	87.6	(39.2)	(304.2)	76.8	2,138.9
(1) Other non-current liabilities were primarily reclassified in working capital. * See Note 32.

Movements in current provisions during 2007:

(€ million)	As of December 31, 2006	Charge	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Tax litigations	48.6	43.2	(15.9)	(4.4)	13.9	(0.4)	1.9	1.0	88.0
Employee litigations	23.5	15.1	(6.0)	(3.2)	0.1	(0.1)	-	(0.7)	28.7
Other litigations	103.9	54.7	(26.0)	(30.1)	4.1	(2.2)	9.5	11.6	125.5
Provisions for work-in-progress & losses to completion on LT contracts	221.6	72.2	(149.5)	(7.7)	13.8	(3.3)	51.9	(9.2)	189.8
Closure and post-closure costs	64.1	7.8	(24.7)	(0.4)	3.1	(3.0)	15.1	3.9	65.9
Restructuring provisions	46.1	13.7	(11.9)	(2.4)	(17.8)	(0.4)	5.7	(1.0)	32.0
Self-insurance provisions	83.1	53.8	(38.6)	(1.1)	-	(3.7)	5.0	1.9	100.4
Other	235.0	98.6	(71.4)	(29.3)	2.1	(1,3)	7.8	(46.1)	195.4
Current provisions	825.9	359.1	(344.0)	(78.6)	19.3	(14.4)	96.9	(38.5)	825.7

The majority of other movements comprised reclassifications between different provision lines in order to improve presentation. The negative movement of €38.5 million primarily concerns amounts reclassified in non-current provisions relating to pensions and other employee benefits.

Provisions of €1.9 million were classified as held for sale in 2007. No amounts were classified as held for sale in 2006 or 2005.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation arising in the normal course of Veolia Environnement’s business operations.

The Water, Environmental Services and Energy Services Divisions account for the majority of the provisions (€269.1 million, €60.6 million and €59.5 million respectively).

Contractual commitments

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions relate to the Water and Energy Services Divisions in the amount of €181.0 million and €87.0 million respectively.

Work-in-progress and losses to completion on long-term contracts

As of December 31, 2007, these commitments mainly concerned the Water Division (€79.6 million), the Environmental Services Division (€88.6 million) and the Transportation Division (€218.1 million). Changes in consolidation scope mainly concern the entry into the scope of consolidation of VSA Tecnitalia for €28.5 million and the Sulo Group for €25.9 million and the fair value remeasurement of the SNCM provision in the Transportation Division for -€79.5 million. Reversals of provisions mainly concern the SNCM contract for -€55.6 million and a railway contract in the Transportation Division in Germany for -€16.8 million.

These provisions include construction contracts and certain solutions and equipment sales (customer service) activities.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs for the disposal facilities it operates or for which it is otherwise responsible. The Group provides for these estimated future costs pro rata to waste tonnage deposited, over the authorized duration of the sites.

These provisions totaled €452.7 million in 2007 compared to €428.5 million in 2006 in the Environmental Services Division and €51.5 million in 2007 compared to €10.7 million in 2006 in the Energy Services Division. The increase in these provisions is mainly due to the unwinding of the discount, the change in the discount rate and foreign exchange translation losses in the Environmental Services Division in the amount of €21.7 million, €19.5 million and -€18.7 million respectively and the entry into the scope of consolidation of Pannon Power for €31.6 million in the Energy Services Division.

Other provisions concern waste storage facilities in the Environmental Services Division in the amount of €64.8 million in 2007 compared to €3.8 million in 2006 and plant dismantling in the Water, Energy Services and Environmental Services Divisions in the amount of €18.2 million in 2007 compared to €5.3 million in 2006. Changes in consolidation scope concern the fair value remeasurement of Cleanaway provisions in the amount of €13.3 million

Self-insurance provisions

Self-insurance provisions mainly consist of amounts recorded in the Warranties and customer care line in 2006. As of December 31, 2007, such provisions total €234.3 million and were mainly recorded by Group insurance and reinsurance subsidiaries in the amount of €115.1 million, the Energy Services Division in the amount of €45.7 million and the Transportation Division in the amount of €35.1 million.

Other

Other provisions include various obligations recorded as part of the normal operation of the Group's subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2007 total €645.8 million, and include provisions for pensions and other post-employment benefits of €486.3 million (governed by IAS 19 and detailed in Note 34) and provisions for other long-term benefits of €159.5 million.

Recap: Movements in non-current provisions and other debt during 2006:

(€ million)	As of December 31, 2005	Addition / charge	Repayment / Utilization	Reversal	Actuarial gains (losses)	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Tax litigations	50.9	23.0	(7.3)	-	-	(0.5)	-	-	(0.8)	65.3
Employee litigations	2.2	1.5	(1.0)	(0.1)	-	0.2	-	-	0.4	3.2
Other litigations	64.6	27.1	(13.7)	(3.0)	-	0.2	13.3	(0.6)	6.6	94.5
Contractual commitments	295.8	163.7	(163.6)	(1.1)	-	-	0.2	-	(7.2)	287.8
Provisions for work-in-progress & losses to completion on LT contracts	47.7	68.6	(3.0)	(1.0)	-	(0.1)	206.2	(0.9)	(15.9)	301.6
Closure and post-closure costs	306.3	12.5	(13.6)	(13.8)	-	16.0	84.2	(5.3)	11.5	397.8
Restructuring provisions	-	-	-	-	-	-	23.2	-	-	23.2
Subsidiary risks	1.2	-	-	-	-	-	-	-	(0.3)	0.9
Warranties and customer care	114.6	49.4	(20.9)	(2.4)	-	-	1.8	(1.2)	0.8	142.1
Other	99.0	25.0	(13.9)	(4.2)	-	0.6	42.0	(0.6)	(16.7)	131.2
Non-current provisions excl. pensions and other employee benefits	982.3	370.8	(237.0)	(25.6)	-	16.4	370.9	(8.6)	(21.6)	1,447.6
Non-current provisions for pensions and other employee benefits*	665.7	74.8	(83.2)	(2.7)	(37.1)	-	108.1	(0.8)	24.2	749.0
Non-current provisions	1,648.0	445.6	(320.2)	(28.3)	(37.1)	16.4	479.0	(9.4)	2.6	2,196.6
Other non-current debt	203.7	21.2	(14.2)	-	-	-	1.6	(3.4)	(1.6)	207.3
Non-current provisions and other debt	1,851.7	466.8	(334.4)	(28.3)	(37.1)	16.4	480.6	(12.8)	1.0	2,403.9
* See Note 32.

Recap:

Movements in current provisions during 2006:

(€ million)	As of December 31, 2005	Charge	Utilization	Reversal	Change in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Tax litigations	46.5	23.4	(18.4)	(2.6)	0.1	(0.1)	(0.3)	48.6
Employee litigations	18.4	12.3	(6.5)	(1.8)	(0.3)	-	1.4	23.5
Other litigations	142.1	39.1	(58.1)	(14.8)	-	(0.8)	(3.6)	103.9
Provisions for work-in-progress & losses to completion on LT contracts	111.3	55.6	(92.1)	(3.4)	67.1	(1.7)	28.4	165.2
Provisions for property. plant and equipment	1.5	2.5	(1.5)	-	-	-	-	2.5
Closure and post-closure costs	53.4	7.1	(17.1)	(2.7)	2.8	(2.6)	19.0	59.9
Restructuring provisions	21.8	15.6	(18.8)	(1.9)	29.9	-	(0.5)	46.1
Subsidiary risks	18.9	3.0	(5.0)	(1.3)	(0.5)	-	0.4	15.5
Warranties and customer care	145.0	60.5	(50.8)	(6.6)	0.5	(5.7)	(3.4)	139.5
Other	195.1	117.9	(86.0)	(34.9)	8.5	(1.8)	22.4	221.2
Current provisions	754.0	337.0	(354.3)	(70.0)	108.1	(12.7)	63.8	825.9

NOTE 18.

NON CURRENT BORROWINGS

Movements in non current borrowings during 2007:

(€ million)	As of December 31, 2006	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments (1)	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Bonds	8,417.5	1,712.6	(1.3)	86.4	(47.0)	(112.9)	(1,050.5)	4.8	9,009.6
Other non current borrowings	5,584.1	486.7	(1,361.6)	1,564.6	8.8	(51.5)	(1,046.9)	(245.8)	4,938.4
Long-term borrowings	14,001.6	2,199.3	(1,362.9)	1,651.0	(38.2)	(164.4)	(2,097.4)	(241.0)	13,948.0
(1) Fair value adjustments are recorded in financial income and expenses.

Non current borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Changes in consolidation scope mainly concern the Environmental Services Division for €1,331.0 million (acquisition of the Sulo Group for €1,120.1 million and VSA Tecnitalia for €204.7 million), the Water Division for €165.8 million (acquisition of Thames Water for €150.5 million) and the Transportation Division for €83.2 million (fair value remeasurement of SNCM for €62 million).

Other movements concern the reclassification of current accounts of proportionately consolidated companies.

No amounts were transferred to liabilities directly associated with assets classified as held for sale in 2007. A net amount of €31.0 million was transferred to liabilities directly associated with assets classified as held for sale in 2006.

Non current bond issues break down by maturity as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				< 3 years	3 to 5 years	> 5 years
Publicly offered or traded issuances(a)	6,939.0	7,588.6	8,191.1	65.5	966.5	7,159.1
Private placements (b)	344.0	309.1	288.8	-	-	288.8
Three Valleys bond issue (c)	286.0	292.1	267.6	-	-	267.6
Stirling Water Seafield Finance bond issue (d)	-	-	59.3	5.1	7.0	47.2
Other amounts < €50 million in 2007	288.9	227.7	202.8	51.7	47.0	104.1
Bonds	7,857.9	8,417.5	9,009.6	122.3	1,020.5	7,866.8

(a) As of December 31, 2007, bonds issued under the European Medium Term Notes (EMTN) Program totaled €9,393.0 million, including €8,191.1 million maturing in more than one year. The impact of the fair value measurement of non current borrowings was -€105.2 million.

During 2007, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €1,881.8 million (recognized in the balance sheet at amortized cost of €1,855.2 million), which break down as follows:

- €200 million at floating rates (3-month Euribor+0.50%), maturing August 2008. The amortized cost of the issue as of December 31, 2007 is €200.1 million. Given its maturity, this bond issue is recorded in short-term borrowings.

- €1 billion at a fixed-rate of 5.125%, maturing May 2022. The amortized cost of the issue as of December 31, 2007 is €987.8 million.

- £500 million at a fixed-rate of 6.125%, maturing October 2037. The amortized cost of the issue as of December 31, 2007 is €667.0 million.

In addition, Veolia Environnement redeemed two bond issues in 2007: a €491 million bond issue performed in November 2005 on May 30, 2007 and a €142 million bond issue performed in January 2006 on July 18, 2007. Given their maturities, these bond issues were classified in current borrowings as of December 31, 2006.

Finally, two bond issues were transferred to current borrowings given their maturity:

- a €300 million bond issue maturing February 15, 2008,

- the residual balance on a €700 million bond issue maturing June 27, 2008.

(b) As of December 31, 2007, €288.8 million (including €4.4 million related to remeasurements) remained outstanding on the private placement performed in the United States in 2003 (USPP). This bond issue comprises five tranches:

- Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively

- Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%

- Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%

(c)The €200 million bond issue performed by Three Valleys in the U.K. (Water Division subsidiary) in July 2004, bearing interest of 5.875%, is recognized as of December 31, 2007 at amortized cost for a euro equivalent of €267.6 million. This bond matures on July 13, 2026.

(d) The €108.9 million redeemable bond issue performed in 1999 by Stirling Water Seafield Finance (Thames Water subsidiary) bearing interest of 5.822%, is recognized as of December 31, 2007 at amortized cost for a euro equivalent of €59.3 million (Stirling Water is proportionately consolidated in the amount of 49%). This bond matures on September 26, 2026.

Breakdown of long-term bond issues by main component:

Operation (€ million)	Final maturity	Currency	Nominal in € million	Interest rate	Net carrying amount
Series 7	02/01/2012	EUR	1,000	5.88%	966
Series 8	04/29/2009	CZK	25	Pribor 3M + 0.67%	25
Series 9	04/23/2010	CZK	22	Pribor 3M + 0.67%	22
Series 10	05/28/2013	EUR	1,000	4.88%	966
Series 10 bis	05/28/2018	EUR	750	5.38%	736
Series 12	11/25/2033	EUR	700	6.13%	694
Series 13	03/04/2009	USD	18	Libor USD 3M + 0.55%	18
Series 14	06/30/2015	USD	34	4.69%	33
Series 15	06/17/2015	EUR	600	1.75% (1)	632
Series 17	02/12/2016	EUR	900	4.00%	875
Series 18	12/11/2020	EUR	600	4.38%	579
Series 21	01/16/2017	EUR	1,000	4.38%	989
Series 23	05/24/2022	EUR	1,000	5.13%	988
Series 24	10/29/2037	GBP	682	6.13%	668
Total bond issues (EMTN)	n/a	n/a	8,331	n/a	8,191
USPP EUR 2013	01/30/2013	EUR	33	5.84%	33
USPP GBP 2013	01/30/2013	GBP	9	6.22%	9
USPP USD 2013	01/30/2013	USD	100	5.78%	100
USPP USD 2015	01/30/2015	USD	85	6.02%	87
USPP USD 2018	01/30/2018	USD	58	6.31%	60
Total U.S. private placements	n/a	n/a	285	n/a	289
Three Valleys bond issue	07/13/2026	GBP	273	5.88%	268
Stirling Water Seafield Finance bond issue	09/26/2026	GBP	63	5.82%	59
Total principal bond issues	n/a	n/a	8,952	n/a	8,807

(1) Linked to European inflation.

Breakdown of other non current borrowings by main component:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				< 3 years	3 to 5 years	> 5 years
BWB and SPE debts (a)	2,126.0	2,067.1	1,234.8	264.4	261.5	708.9
Finance leases obligations (b)	802.0	866.1	754.5	289.0	187.8	277.7
Syndicated credit facility in CZK (c)	344.8	363.8	338.0	225.3	112.7	-
Minority interest put options (Note 1.14.5)	177.7	276.0	309.9	100.6	203.2	6.1
Cogevolt (d)	457.0	358.8	259.7	89.0	167.1	3.6
Aquiris (e)	-	164.2	184.2	15.5	15.6	153.1
Redal (f)	128.9	97.3	161.3	33.1	26.0	102.2
VSA Tecnitalia (g)	-	-	164.6	45.0	60.2	59.4
Delfluent (h)	74.4	102.3	118.3	24.7	8.0	85.6
Shenzhen (i)	105.3	97.5	93.2	-	-	93.2
Local authority borrowing annuities (j)	120.3	101.1	67.3	28.1	34.8	4.4
Other < €100 million	1,528.5	1,089.9	1,252.6	521.7	43.3	687.6
Other non current borrowings	5,864.9	5,584.1	4,938.4	1,636.4	1,120.2	2,181.8

(a) The Berliner Wasser Betriebe ("BWB") long-term borrowing breaks down as follows:

- The debt borne by the operating companies of €933.3 million as of December 31, 2007 compared to €1,148.7 million as of December 31, 2006;

- Special purpose entity (SPE) debts of €301.5 million as of December 31, 2007 compared to €318.4 million as of December 31, 2006.

The decrease in BWB long-term borrowings on December 31, 2006 is mainly due to the reclassification of acquisition debt of €600 million, maturing January 15, 2008, in short-term borrowings.

(b) As of December 31, 2007, finance lease obligations fall due between 2009 and 2031. Interest rates are fixed or floating (indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies).

(c) This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinanced in 2005 the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a CZK 8 billion tranche maturing July 29, 2010 and a CZK 4 billion tranche maturing July 27, 2012). As of December 31, 2007, this syndicated credit facility had been drawn down by CZK 9 billion (€338.0 million euro equivalent).

(d) This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.25%.

(e) This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project, was secured in December 2006. It comprises two credit lines bearing floating-rate interest. As of December 31, 2007, the lines had been drawn in the amount of €184.2 million.

(f) Non-recourse debt carried by Redal, Morocco, maturing on December 31, 2018, of €161.3 million as of December 31, 2007.

(g) Primarily comprises two floating-rate redeemable financing lines of €131.5 million secured by VSA Tecnitalia to finance waste thermal treatment plant projects.

(h) Three floating-rate financing lines carried by Delfluent BV in respect of the Hague wastewater treatment plant construction project. One of these lines is repayable in full on maturity in 2009 (€17.5 million), while the other two lines, maturing 2030, are redeemable loans. As of December 31, 2007, the three lines had been drawn in the total amount of €118.3 million.

(i) This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest. Co and is consolidated (50%) as of December 31, 2007 in the euro equivalent of €93.2 million. This Renminbi redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(j) The Group assumes certain fee obligations to local authorities under public service contracts. Consolidated local authority borrowing annuities total €67.3 million as of December 31, 2007.

Non current borrowings break down by original currency (before swap transactions) as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007
Euro	11,103.5	11,542.0	10,701.8
Pound Sterling	515.8	554.0	1,290.1
U.S. Dollar	655.2	558.2	641.7
Czech Crown	446.8	447.1	418.7
Renminbi (Chinese Yuan)	139.9	183.8	218.1
Polish Zloty	62.5	64.7	88.2
Korean Won	122.4	60.8	49.3
Norwegian Crown	41.7	37.9	28.2
Australian Dollar	137.8	17.4	9.9
Other	497.2	535.7	502.0
Non current borrowings	13,722.8	14,001.6	13,948.0

The Group uses finance leases to finance the purchase of certain operating property, plant and equipment and real estate assets recorded in balance sheet assets.

Assets financed by finance leases as of December 31, 2007 are as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
As of December 31, 2007	423.5	191.7	284.8	900.0
As of December 31, 2006	433.0	327.1	362.7	1,122.8
As of December 31, 2005	n.a.	n.a.	n.a.	925.0

As of December 31, 2007, future minimum lease payments under these contracts break down as follows:

(€ million)	Finance leases (in the Balance Sheet)
2008	172.9
2009 & 2010	328.8
2011 & 2012	256.5
2013 and thereafter	381.7
Total future minimum lease payments	1,139.9
Less amounts representing interest	265.6
Present value of minimum lease payments (finance leases)	874.3

Recap: Movements in long-term borrowings during 2006:

(€ million)	As of December 31, 2005	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2006
Bonds	7,857.9	1,287.4	(38.3)	-	(138.0)	(40.1)	(511.4)	8,417.5
Other long-term borrowings	5,864.9	865.3	(938.5)	259.6	0.4	(21.2)	(446.4)	5,584.1
Long-term borrowings	13,722.8	2,152.7	(976.8)	259.6	(137.6)	(61.3)	(957.8)	14,001.6

NOTE 19.

CURRENT BORROWINGS

Movements in short-term borrowings during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Non-current / current reclassification	Other	As of December 31, 2007
Short-term borrowings	2,904.1	(1,464.8)	421.4	(16.0)	(132.3)	2,097.4	(4.8)	3,805.0

Short-term borrowings are recorded as financial liabilities at amortized cost for accounting purposes.

Short-term borrowings total €3,805.0 million as of December 31, 2007, compared to €2,904.1 million as of December 31, 2006.

This increase is mainly due to:

• the reclassification of two bond issues in short-term borrowings given their maturity:

- a €700 million bond issue maturing June 27, 2008,

- a €300 million bond issue maturing February 15, 2008,

• the issue on February 26, 2007 of a €200 million bond issue, maturing August 27, 2008,

• the redemption of two bond issues: a €491 million bond issue performed in 2005 on May 30, 2007 and a €142 million bond issue performed in January 2006 on July 18, 2007.

• a decrease in treasury note outstandings of €624 million.

• the transfer to short-term borrowings of minority interest put options in the amount of €141 million in the Environmental Services Division,

• the transfer to short-term borrowings of the Berlin acquisition debt (€600 million), maturing January 15, 2008.

As of December 31, 2007, short-term borrowings mainly concern:

• Veolia Environnement SA for €1,937.2 million (including treasury notes of €109.0 million, bond issues maturing within one year of €1,201.9 million, securitization program debts of €342.4 million and accrued interest on debt of €271.0 million);

• the Water Division for €964.5 million (including the company carrying the Berlin contract for €600 million);

• the Environmental Services Division for €372.4 million (including minority interest put options of €141.0 million),

• the Energy Services Division for €430.7 million (including the short-term portion of Cogevolt financing of €99.1 million);

• the Transportation Division for €72.3 million;

Short-term borrowings in respect of Group finance leases totaled €125.6 million as of December 31, 2007, compared to €131.3 million as of December 31, 2006.

Recap: Movements in short-term borrowings during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Short-term borrowings	2,138.2	(239.2)	89.8	(7.6)	922.9	2,904.1

NOTE 20.

BANK OVERDRAFTS AND OTHER CASH POSITION ITEMS

Movements in bank overdrafts and other cash position items during 2007:

(€ million)	As of December 31, 2006	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2007
Water	135.3	65.8	12.0	(2.6)	(1.5)	209.0
Environmental Services	96.9	32.2	1.7	(2.2)	2.0	130.6
Energy Services	174.5	(90.5)	8.6	0.3	(1.2)	91.7
Transportation	26.2	(2.7)	2.2	0.1	0.2	26.0
Other	23.1	(20.4)	0.4	-	(1.0)	2.1
Bank overdrafts and other cash position items	456.0	(15.6)	24.9	(4.4)	(1.5)	459.4

Recap: Movements in bank overdrafts and other cash position items during 2006:

(€ million)	As of December 31, 2005	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Water	222.9	(96.9)	8.6	(1.3)	2.0	135.3
Environmental Services	87.4	10.4	7.1	(1.9)	(6.1)	96.9
Energy Services	161.6	(21.7)	27.6	0.2	6.8	174.5
Transportation	32.4	(9.0)	4.4	(0.2)	(1.4)	26.2
Other	2.5	20.4	0.2	-	-	23.1
Bank overdrafts and other cash position items	506.8	(96.8)	47.9	(3.2)	1.3	456.0

NOTE 21.

REVENUE

Breakdown of revenue (see note 1.17)

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Services rendered	27,305.8	24,441.3	21,826.4
Sales of goods	1,464.8	1,609.1	1,387.9
Revenue from operating financial assets	345.1	351.0	325.8
Construction	3,512.5	2,219.0	2,030.3
Revenue	32,628.2	28,620.4	25,570.4

Sales of goods mainly concern sales of technological solutions in the Water Division and sales of products relating to recycling activities in the Environmental Services Division.

The marked increase in Construction revenue is mainly due to the growth of the Water Division and building activities in France.

NOTE 22.

OPERATING INCOME

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Revenue	32,628.2	28,620.4	25,570.4
Cost of sales	(26,929.6)	(23,427.1)	(20,869.9)
o/w: Impairment losses on goodwill and negative goodwill recorded in the Income Statement	18.2	10.7	(7.2)
Restructuring costs	(28.8)	(25.1)	(16.2)
Selling costs	(551.3)	(515.2)	(478.5)
General and administrative expenses	(2,757.0)	(2,611.2)	(2,394.9)
o/w: Research and development costs	(84.6)	(66.4)	(62.9)
Other operating revenue and expenses	106.6	66.0	65.8
o/w: Capital gains and losses on disposal	106.6	50.9	57.9
Other	-	15.1	7.9
Operating income	2,496.9	2,132.9	1,892.9

Operating depreciation, amortization, provisions and impairment losses included in operating income in 2007 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Operating depreciation, amortization and provisions, net	(2,529.8)	1,067.5	(1,462.3)	(1,409.8)	(1,292.5)
Depreciation and amortization	(1,572.1)	24.0	(1,548.1)	(1,356.8)	(1,253.3)
Property, plant and equipment	(1,202.2)	24.0	(1,178.2)	(1,045.8)	(949.3)
Intangible assets	(369.9)	-	(369.9)	(311.0)	(304.0)
Impairment losses	(234.6)	186.6	(48.0)	(59.7)	(40.2)
Property, plant and equipment	(43.3)	7.6	(35.7)	(16.2)	(7.8)
Intangible assets	(1.3)	0.6	(0.7)	(7.8)	(4.7)
Inventories	(9.5)	8.0	(1.5)	(2.4)	(1.9)
Trade receivables	(166.4)	126.5	(39.9)	(38.9)	(10.4)
Other operating and non-operating receivables	(14.1)	43.9	29.8	5.6	(15.4)

Non-current and current operating provisions other than replacement provisions	(723.1)	856.9	133.8	6.7	1.0
Non-current operating provisions other than replacement provisions	(395.8)	450.3	54.5	(99.1)	(43.0)
Current operating provisions	(327.3)	406.6	79.3	105.8	44.0
Replacement costs*			(358.4)	(368.1)	(351.1)
Impairment losses and impact of disposals on goodwill and negative goodwill presented in the Income Statement			18.2	0.6	(28.0)
Operating depreciation, amortization, provisions and impairment losses			(1,802.5)	(1,777.3)	(1,671.6)

*

Replacement costs: all replacement costs for concession assets in the context of public service delegation contracts in France are considered in the cash flow statement as investments, irrespective of whether the infrastructure was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for operating depreciation, amortization, provisions and impairment losses.

Operating depreciation, amortization, charges to provisions and impairment losses in the cash flow statement include operating depreciation, amortization, provisions and impairment losses transferred to Net income from discontinued operations in the amount of €22.6 million in 2007 (primarily Transportation Division operations in Denmark).

Recap: Operating depreciation, amortization, provisions and impairment losses included in operating income in 2006 break down as follows:

(€ million)	Charge	Reversal	Year ended December 31, 2006	Year ended December 31, 2005
Operating depreciation, amortization and provisions, net	(2,166.2)	756.4	(1,409.8)	(1,292.5)
Depreciation and amortization	(1,357.4)	0.6	(1,356.8)	(1,253.3)
Property, plant and equipment	(1,046.4)	0.6	(1,045.8)	(949.3)
Intangible assets	(311.0)	-	(311.0)	(304.0)
Impairment losses	(208.6)	148.9	(59.7)	(40.2)
Property, plant and equipment	(26.2)	10.0	(16.2)	(7.8)
Intangible assets	(7.8)	-	(7.8)	(4.7)
Inventories	(13.4)	11.0	(2.4)	(1.9)
Trade receivables	(152.7)	113.8	(38.9)	(10.4)
Other operating and non-operating receivables	(8.5)	14.1	5.6	(15.4)
Non-current and current operating provisions other than replacement provisions	(600.2)	606.9	6.7	1.0

Non-current operating provisions other than replacement provisions	(287.1)	188.0	(99.1)	(43.0)
Current operating provisions	(313.1)	418.9	105.8	44.0
Replacement costs*			(368.1)	(351.1)
Impairment losses and impact of disposals on goodwill and negative presented in the Income Statement			0.6	(28.0)
Operating depreciation, amortization, provisions and impairment losses			(1,777.3)	(1,671.6)

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4):

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Impairment losses on goodwill of the Environmental Services Division Israel CGU	-	-	(10.0)
Impairment losses on goodwill of the Energy Services Division Stérience CGU	-	-	(4.7)
Impairment losses on goodwill of the Eurolines CGU	(6.9)	-	-
Negative goodwill recorded in the Income Statement - Water Division	-	11.2	5.2
Negative goodwill recorded in the Income Statement - SNCM	10.9	-	-
Negative goodwill recorded in the Income Statement following employee share subscriptions – Lodz (Energy Services Division - Poland)	10.3	-	-
Other	3.9	(0.5)	2.3
Impairment losses on goodwill and negative goodwill presented in Cost of sales in the Income Statement	18.2	10.7	(7.2)
Impact of the partial sale of the Energy Services Division Clemessy CGU following the sale of the Nuclear business	-	-	(14.0)
Impact of the partial sale of the Energy Services Division Germany CGU following the sale of the Facility Management business	-	-	(6.8)
Corrections to purchase price allocations in the Water Division Germany CGU	-	(2.8)	-
Impairment losses on goodwill of the Transportation Division Germany CGU	-	(7.3)	-
Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Income Statement	-	(10.1)	(20.8)
Impairment losses and impact of disposals on goodwill and negative presented in the Income Statement	18.2	0.6	(28.0)

Restructuring costs

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Restructuring expenses	(29.7)	(30.6)	(36.0)
Net charge to restructuring provisions	0.9	5.5	19.8
Restructuring costs	(28.8)	(25.1)	(16.2)

As of December 31, 2007, restructuring costs mainly concern the Energy Services Division (-€10.4 million), the Transportation Division (-€11.8 million) and the Water Division (-€3.7 million).

Personnel costs

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	As of December 31, 2005
Employee costs	(9,826.8)	(8,786.5)	(7,952.6)
Profit sharing and incentive schemes	(169.1)	(165.7)	(153.7)
Share-based compensation (IFRS 2)	(65.4)	(40.9)	(30.3)
Personnel costs	(10,061.3)	(8,993.1)	(8,136.6)

The IFRS 2 share-based compensation expense in respect of 2007 (€65.4 million) concerns employee shareholding transactions, including the employer contribution and the free share issue (€49.8 million) and share option programs (€15.6 million).

Research and development costs

Research and development costs totaled €84.6 million, €66.4 million and €62.9 million in 2007, 2006 and 2005 respectively.

NOTE 23.

NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Finance income	152.5	82.8	63.3
Finance costs	(969.6)	(783.8)	(774.0)
Net finance costs	(817.1)	(701.0)	(710.7)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting.

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Financial liabilities at amortized cost	(891.4)	n.a.	n.a.
Commission not included in the Effective Interest Rate	(4.2)	n.a.	n.a.
Expenses on gross indebtedness	(895.6)	(750.0)	(744.8)
Assets at fair value through the Income Statement (fair value option)*	129.5	81.0	62.0
Net gains and losses on derivative instruments and hedging relationships	(51.0)	(32.0)	(27.9)
Net finance costs	(817.1)	(701.0)	(710.7)
* Cash equivalents are valued at fair value through the Income Statement

Net gains and losses on derivative instruments and hedging relationships include the following amounts as of December 31, 2007 :

• the remeasurement of debts hedged as to fair value hedge in the amount of €53.5 million,

• the remeasurement of fair value hedge derivative instruments in the amount of -€53.4 million,

• the expense relating to the ineffective portion of cash flow hedging relationships in the amount of -€0.8 million in net finance costs,

• net gains and losses on “trading derivative” instruments of -€29.5 million, including €7.3 million in respect of interest rate derivatives and -€36.8 million in respect of foreign exchange derivatives hedging financing (see Note 30) recognized in net finance costs. In addition, €11.7 million is recorded in Other financial income and expenses and -€0.3 million in operating income.

The residual balance under this line item represents interest flows on hedging relations (fair value hedges and cash flow hedges).

In addition, no amounts were recorded in 2007 in respect of the ineffective portion of relationships hedging net investments in a foreign currency and the amount transferred from equity to the Income Statement in respect of cash flow hedges was not material.

Interest income on instruments at amortized cost (including interest income recorded in operating income and in other financial income and expenses) totaled €388 million in 2007. Interest expenses on instruments at amortized cost (including interest expenses recorded in operating income and in other financial income and expenses) totaled €891.4 million in 2007.)

NOTE 24.

OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net gains on loans and receivables*	56.8	21.5	61.2
Net gains and losses on available-for-sale assets (including dividends)	10.3	9.7	6.5
Assets and liabilities at fair value through the Income Statement	5.5	(21.6)	(6.1)
Unwinding of the discount on provisions	(60.8)	(15.9)	(17.3)
Foreign exchange gains and losses	(2.8)	(14.3)	14.3
Other expenses	(7.6)	(13.4)	(30.5)
Other financial income and expenses	1.4	(34.0)	28.1

* including impairment losses of €7.7 million in 2007, compared to €8.4 million in 2006

Other financial income and expenses improved from a net expense of €34.0 million in 2006 to net income of €1.4 million in 2007.

This improvement in the contribution of other financial income and expenses is mainly due to:

- the reversal of the foreign exchange position for €11,5 million,

- the remeasurement of embedded derivatives for €26.9 million (other income and expenses); the impact of the remeasurement of derivatives embedded in contracts and in particular certain industrial contracts in South Korea was €10.6 million in 2007, compared to -€16.3 million in 2006.

- an increase in net gains on loans and receivables of €34.6 million (including interest income of €26.5 million on the Berlin drainage receivable),

- offset by an increase in the negative impact of the unwinding of the discount on provisions of -€44.9 million. The increase in the unwinding of long-term provisions in 2007 concerns SNCM (provision for onerous contracts), pension commitments and provisions for closure and post-closure costs at waste storage facilities in the Environmental Services Division.

NOTE 25.

INCOME TAX EXPENSE

Analysis of the Income Tax Expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Current income tax expense	(416.3)	(330.9)	(309.4)
France	(110.0)	(75.1)	(95.1)
Other countries	(306.3)	(255.8)	(214.3)
Deferred income tax expense (credit)	(3.8)	(78.7)	(113.0)
France	(96.0)	(103.1)	(49.2)
Other countries	92.2	24.4	(63.8)
Total income tax expense	(420.1)	(409.6)	(422.4)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

Veolia Environnement reorganized its U.S. tax group in 2006 and 2007. This reorganization is still being reviewed by the U.S. tax authorities (see Notes 12 and 37).

The increase in the tax expense in 2007 is due to:

• an increase in the Group scope of consolidation and pre-tax income, which increased both the current and deferred tax expense;

• a decrease in the tax rate in a significant number of countries with a total positive impact of €62.0 million in respect of deferred tax liability balances (including an impact of €54.6 million in Germany and the United Kingdom);

• an improvement in the probability of using ordinary tax losses of the U.S. tax group, generating an additional deferred tax credit of €85 million.

Effective tax rate

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Net income from ordinary activities before tax	1,681.2	1,397.9	1,210.3
Income tax expense	(420.1)	(409.6)	(422.4)
Legal tax rate	34.43%	34.43%	34.93%
Impairment losses on goodwill not deductible for tax purposes	0.11%	0.17%	0.81%
Differences in tax rate	(7.47%)	(5.78%)	(1.70%)
Effect of tax projections	(4.47%)	(6.09%)	(6.62%)
Dividends	2.12%	1.47%	2.48%
Taxation without basis	1.65%	0.71%	1.18%
Share-based compensation	- (b)	0.80%	0.71%
Other	(1.38%)	3.59%	3.11%
Effective tax rate (a)	24.99%	29.30%	34.90%

(a) The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

(b) Information not material given the new tax provisions.

NOTE 26.

SHARE OF NET INCOME OF ASSOCIATES

The share of net income of associates increased from €6.0 million in 2006 to €16.9 million in 2007.

This increase is mainly due to an improvement in the results of Taiwan associates in the Environmental Services Division and the entry into the scope of consolidation of the equity associates of the SULO sub-group (Environmental Services Division - Germany).

NOTE 27.

NET INCOME FROM DISCONTINUED OPERATIONS

During the first half of 2006, Veolia Environnement decided to withdraw from its partnership with the Royal Bank of Scotland in the Water sector in the United Kingdom and to sell its investment in Southern Water. Given the impact on the Water business in the United Kingdom and the unwinding of commitments at Veolia Environnement level, this transaction was recorded in the accounts in net income from discontinued operations in accordance with IFRS 5.

In addition, Group management decided to sell Transportation Division activities in Denmark, which were transferred in the accounts to discontinued operations.

The net loss from discontinued operations in 2007 mainly concerns Transportation Division activities in Denmark. These activities were effectively sold on August 31, 2007.The amount recognized for the year includes the net loss for the period plus an additional impairment of goodwill.

Movements in net income(expense) from discontinued operations:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Income (expense) from discontinued operations	(23,9)	(53.8)	0.7
Capital gains and losses on disposal	0.7	3.8	-
Income tax expense	-	50.6	-
Net income(expense) from discontinued operations	(23.2)	0.6	0.7

Breakdown of Net income(expense) from discontinued operations in 2007:

(€ million)	Southern Water (1)	Danish transportation activities (2)	Total
Income (expense) from discontinued operations	(1.9)	(22,0)	(23,9)
Capital gains and losses on disposal	-	0,7	0.7
Income tax expense	-	-	-
Net income (expense) from discontinued operations	(1.9)	(21.3)	(23.2)
(1) activity sold in 2006. (2) decision made in 2006, sold in 2007.

The main Income Statement items for discontinued operations for the year ended December 31, 2007 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	65.5	65.5
Operating income	(1.9)	(20,5)	(22,4)
Financial items	-	(1.5)	(1.5)
Income tax expense	-	-	-
Share of net income of associates	-	-	-
Minority interests	-	-	-
Income (expense) from discontinued operations	(1.9)	(22,0)	(23,9)

Breakdown of Net income from discontinued operations in 2006.

(€ million)	Southern Water	Danish transportation activities	Total
Income (expense) from discontinued operations	(1.9)	(51.9)	(53.8)
Capital gains and losses on disposal	3.8	-	3.8
Income tax expense	50.6	-	50.6
Net income (expense) from discontinued operations	52.5	(51.9)	0.6

The main Income Statement items for discontinued operations for the year ended December 31, 2006 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	108.2	108.2
Operating income	(4.4)	(51.2)	(55.6)
Financial items	-	(2.6)	(2.6)
Income tax expense	-	1.9	1.9
Share of net income of associates	2.5	-	2.5
Minority interests	-	-	-
Income (expense) from discontinued operations	(1.9)	(51.9)	(53.8)

Breakdown of net income from discontinued operations in 2005.

(€ million)	Southern Water	Danish transportation activities	Total
Income(expense) from discontinued operations	8.4	(7.7)	0.7
Capital gains and losses on disposal	-	-	-
Income tax expense	-	-	-
Net income (expense) from discontinued operations	8.4	(7.7)	0.7

The main Income Statement items for discontinued operations for the year ended December 31, 2005 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	122.7	122.7
Operating income	-	(6.0)	(6.0)
Financial items	-	(1.7)	(1.7)
Income tax expense	-	-	-
Share of net income of associates	8.4	-	8.4
Minority interests	-	-	-
Income(expense) from discontinued operations	8.4	(7.7)	0.7

NOTE 28.

NET INCOME FOR THE YEAR ATTRIBUTABLE TO MINORITY INTERESTS

Net income attributable to minority interests for the year ended December 31, 2007 is €326.9 million, compared to €236.2 million for the year ended December 31, 2006. This item concerns minority interests in subsidiaries.

Net income for the year attributable to minority interests breaks down by division as follows:

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water (a)	178.9	115.7	83.1
Environmental Services	21.8	18.6	25.7
Energy Services (b)	96.4	87.1	54.7
Transportation	28.9	14.7	9.7
Other	0.9	0.1	(0.3)
Minority interests	326.9	236.2	172.9

(a)

Including minority interests in Germany (Berlin water services company and Stadtwerke of Braunschweig): €69 million in 2006 and €120.5 million in 2007.

(b)

Including EDF's interest in Dalkia Holding of €58.1 million in 2006 and €68.2 million for 2007 and the Lodz contract for €13.1 million in 2006 and €21.4 million in 2007.

NOTE 29.

EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the fiscal year.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the fiscal year plus the weighted average number of ordinary shares that would be issued following the conversion into ordinary shares of all potentially dilutive ordinary shares.

Net income and the number of shares used to calculate basic and diluted earnings per share are presented below for all activities.

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Weighted average number of ordinary shares (in millions)
Weighted average number of ordinary shares for the calculation of basic earnings per share	430.0	398.8	395.6
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options	5.0	3.6	2.0
Weighted average number of ordinary shares for the calculation of diluted earnings per share (in millions)	435.0	402.4	397.6
Net income attributable to equity holders of the parent per share (€ million)
Net income for the year attributable to equity holders of the parent	927.9	758.7	622.2
Net income attributable to equity holders of the parent per share:
Basic	2.16	1.90	1.57
Diluted	2.13	1.89	1.56
Net income (expense) from discontinued operations per share (€ million)
Net income (expense) from discontinued operations	(23.2)	0.6	0.7
Net income (expense) from discontinued operations per share:
Basic	(0.05)	-	-
Diluted	(0.05)	-	-
Net income from continuing operations attributable to equity holders of the parent per share (€ million)
Net income form continuing operations attributable to equity holders of the parent	951.1	758.1	621.5
Net income from continuing operations attributable to equity holders of the parent per share:
Basic	2.21	1.90	1.57
Diluted	2.19	1.88	1.56

Following the share capital increase in July 2007, the calculation of basic and diluted earnings per share was adjusted retrospectively for all periods presented.

The only potentially dilutive instruments recognized by Veolia Environnement in the three periods are share subscription and purchase options.

The theoretical number of additional shares is based on share purchase and subscription options. The number of additional shares is calculated taking into account the difference between the 2000 plan exercise price of €31.41, the 2001 plan exercise price of €40.59, the 2002 plan exercise plan of €36.65, the 2003 plan exercise price of €22.14, the 2004 plan exercise price of €24.32 and the 2006 plan exercise price of €44.03 and the average price of the Veolia Environnement share in 2007 of €57.40.

NOTE 30.

FINANCIAL RISK MANAGEMENT

Group objectives and organization

The Group is exposed to the following financial risks in the course of its operating and financial activities: market risks: interest rate risk, foreign exchange risk, counterparty risk, commodity risk and equity risk; liquidity risk; credit risk.

In order to reduce its exposure to these risks and to ensure better control, Veolia Environnement centralizes the management of these financial risks. Activities are based on the management rules detailed in the internal manual "Rules governing financing/treasury management and related risks" widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

Executive management determines the Group management policy. The Group is organized around a central treasury department that:

• centralizes Group cash, subject to local regulatory restrictions

• manages financial risks

• is the Division counterparty when negotiating derivative instruments

• monitors Group counterparty risk

The fair value of derivatives instruments recognized in the balance sheet breaks down as follows:

(€ million)	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	71.1	113.0	80.9	77.4	195.7	97.8
Fair value hedges	21.2	48.9	45.2	16.3	164.7	2.5
Cash flow hedges	11.8	41.0	6.8	48.4	-	88.6
Derivatives not qualifying for hedge accounting	38.1	23.1	28.9	12.7	31.0	6.7
Foreign exchange derivatives	105.2	49.2	56.5	42.7	18.0	31.5
Net investment hedge	78.3	13.6	42.0	4.3	13.9	0.3
Derivatives not qualifying for hedge accounting	26.9	35.6	14.5	38.4	4.1	31.2
Other derivative instruments including commodity derivatives	61.8	35.6	64.2	25.8	35.3	25.2
Total derivative instruments	238.1	197.8	201.6	145.9	249.0	154.5

30.1

Market risk management

Veolia Environnement uses various derivative instruments qualifying or not for hedge accounting to reduce and manage its exposure to fluctuations in interest rates, exchange rates and commodity prices. All these derivatives are recognized in the balance sheet at fair value.

The fair value of derivatives instruments recognized in the balance sheet is determined and breaks down as follows:

(€ million)	As of December 31, 2007		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	71.1	113.0	100.0%	100.0%	-%	-%
Foreign exchange derivatives	105.2	49.2	100.0%	100.0%	-%	-%
Other derivative instruments including commodity derivatives	61.8	35.6	27.5%	56.7%	72.5%	43.3%
Total derivative instruments	238.1	197.8	81.2%	92.2%	18.8%	7.8%

Derivative instruments valued using internal models integrating certain non-observable data are electricity derivative instruments for which there are no quoted prices in an active market (notably for electricity purchase options with extremely long maturity) or observable market data (forward prices for component materials), in particular for distant maturities. In such cases, parameters are estimated by Veolia Environnement experts.

(€ million)	As of December 31, 2006		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	80.9	77.4	100.0%	100.0%	-%	-%
Foreign exchange derivatives	56.5	42.7	100.0%	100.0%	-%	-%
Other derivative instruments including commodity derivatives	64.2	25.8	13.1%	7.8%	86.9%	92.2%
Total derivative instruments	201.6	145.9	72.3%	83.7%	27.7%	16.3%

(€ million)	As of December 31, 2005		Internal model with observable parameters (%)		Internal model with certain non-observable parameters (%)
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	195.7	97.8	100.0%	100.0%	-%	-%
Foreign exchange derivatives	18.0	31.5	100.0%	100.0%	-%	-%
Other derivative instruments including commodity derivatives	35.3	25.2	72.2%	4.8%	27.8%	95.2%
Total derivative instruments	249.0	154.5	96.1%	84.5%	3.9%	15.5%

30.1.1

Management of interest rate risk

The Group’s exposure to interest rate risk is mainly attributable to its net financial debt. The Group manages a fixed/floating rate position in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose, it uses interest rate swap and swaption instruments.

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

(€ million)	Note	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives		71.1	113.0	80.9	77.4	195.7	97.8
Fair value hedges	30.1.1.1	21.2	48.9	45.2	16.3	164.7	2.5
Cash flow hedges	30.1.1.2	11.8	41.0	6.8	48.4	-	88.6
Derivatives not qualifying for hedge accounting	30.1.1.3	38.1	23.1	28.9	12.7	31.0	6.7

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed-rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt impacts future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). Medium and long-term debt comprises both fixed and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, renminbi and zloty.

Exposure to interest rate risk: fixed/floating rate breakdown of gross debt:

(€ million)	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
	Out-standing	% total debt	Out-standing	% total debt	Out-standing	% total debt
Fixed rate	12,129.7	66.5%	11,290.6	65. 1%	10,586.5	65.3%
Floating rate	6,111.0	33.5%	6,042.3	34.9%	5,619.0	34.7%
Total before hedging	18,240.7	100.0%	17,332.9	100,0%	16,205.5	100.0%
Fixed rate	9,786.9	53.6%	9,119.8	52.6%	8,494.8	52.4%
Capped floating rate (active caps)	1,401.7	7.7%	1,862.6	10.8%	1,751.0	10.8%
Floating rate	7,052.1	38.7%	6,350.5	36.6%	5,959.7	36.8%
Total after hedging	18,240.7	100.0%	17,332.9	100.0%	16,205.5	100.0%
Fair value adjustments to hedging derivatives	(27.7)		28.8		162.3
Total Long- and short-term borrowings	18,213.0		17,361.7		16,367.8

Total gross debt as of December 31, 2007 after hedging was 61.3% fixed-rate (including 7.7% at capped floating rates) and 38.7% floating-rate. As of December 31, 2007, all U.S. dollar and euro caps in the notional amount of €1,402 million were active.

The Group has cash and cash equivalents of €3,115.6 million as of December 31, 2007, the majority of which bears interest at floating rates.

Net debt after hedging is 74.0% fixed-rate (including 9.3% at capped floating rates) and 26.0% floating-rate.

Sensitivity of the Income Statement and equity:

The Group manages its exposure to interest rate fluctuations based on floating-rate gross debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	3,115.6	-	-	3,115.6
Total floating-rate liabilities	(4,264.3)	(1,180.2)	(666.5)	(6,111.0)
Net floating-rate position before active management	(1,148.7)	(1,180.2)	(666.5)	(2,995.4)
Derivative financial instruments*	-	1,237.3	(2,178.4)	(941.1)
Net floating-rate position after active management and hedging	(1,148.7)	57.1	(2,844.9)	(3,936.5)
* Hedging financial instruments excluding caps that are out of the money of €82.6 million (primarily CZK-denominated caps).

The analysis of the sensitivity of finance costs to interest rate risk covers financial assets and liabilities and the derivative portfolio as of December 31, 2007. Given the net debt structure of the Group and its derivative portfolio, a change in interest rates would impact the income statement via the cost of floating-rate debt, the fair value of trading derivatives and Group investments.

The analysis of the sensitivity of equity to interest rate risk concerns the cash flow hedge reserve. The impact on equity corresponds to fair value movements in the cash flow hedge derivatives market as a result of an instantaneous change in interest rates.

Assuming a constant net debt structure and management policy, an increase in interest rates of 0.5% at the balance sheet date would generate an increase in equity of €38.9 million (before tax) and a decrease in net income (before tax) of €15.0 million. A decrease in interest rates of 0.5% would have the opposite impact on net income and equity.

All other variables have been assumed to be constant for the purpose of this analysis and the change in net income and equity is attributable to the variation in interest rates, all other things being equal.

Hedge derivatives:

Derivative instruments may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

The hedging relationship is clearly defined and documented at the inception.

The effectiveness of the hedging relationship is demonstrated at the inception and throughout its term.

30.1.1.1

Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Note 18).

Fair value hedging swaps represent notional outstandings of €3,808.8 million as of December 31, 2007, with a net fair value of €27.7 million in the balance sheet as follows:

Fixed-rate receiver / floating-rate payer swaps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5years	Total assets	Total liabilities
As of December 31, 2007	3,808.8	499.7	600.0	2,709.1	21.2	48.9
As of December 31, 2006	3,308.3	49.5	499.7	2,759.1	45.2	16.3
As of December 31, 2005	2,587.5	35.2	707.3	1,845.0	164.7	2.5

The increase in the fair value hedging portfolio is mainly due to:

• the hedging of the EMTN Series 17 issue, maturing February 2016, in the amount of €100 million;

• the hedging of the EMTN Series 18 issue, maturing December 2020, in the amount of €200 million;

• the hedging of the EMTN Series 21 issue, maturing January 2017, in the amount of €400 million;

• the cancellation of 3 swaps totaling €130 million, hedging the USPP program.

30.1.1.2

Cash flow hedges

Cash flow hedges comprise floating–rate receiver/fixed-rate payer swaps and purchases of caps, which fix the interest payable on floating-rate debt, mainly secured to finance BOT (Build Operate Transfer) contracts.

Floating-rate receiver / fixed-rate payer swaps / purchases of caps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2007	1,715.3	305.9	811.1	598.3	11.8	41.0
As of December 31, 2006	1,476.5	94.6	1,072.2	309.7	6.8	48.4
As of December 31, 2005	792.0	251.2	241.9	298.9	-	88.6

-€14.3 million, net of tax, was recorded directly in equity (fair value reserves) in respect of cash flow hedge interest-rate derivatives as of December 31, 2007.

Contractual flows associated with interest rate swaps are paid at the same time as contractual flows in respect of floating-rate borrowings and the amount recorded in equity is released to net income in the period in which interest flows on the debt impact the Income Statement.

The increase in the cash-flow hedging portfolio is mainly due to:

• the maturity of several lines totaling just under €100 million;

• the set-up of new hedging transactions for €100 million

• the increase in the nominal amount of hedges covering project debt by €50 million;

• transactions of companies purchased in 2007 for €180 million.

30.1.1.3

Interest-rate derivatives not qualifying for hedge accounting

A certain number of derivative instruments do not qualify as hedges under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to interest rate risk.

(€ million)	Notional amounts as of December 31, 2007				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	325.0	5.0	20.6	299.4	-	17.9
Floating-rate receiver / fixed-rate payer swaps	513.8	318.9	150.0	44.9	3.4	0.2
Floating-rate receiver / floating-rate payer swaps	150.0	-	-	150.0	0.7	-
Total firm financial instruments	988.8	323.9	170.6	494.3	4.1	18.1
Purchases of vanilla and structured caps	1,253.2	144.0	909.2	200.0	34.0	-
Sales of caps	75.1	75.1	-	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	5.0
Total optional financial instruments	1,528.3	219.1	909.2	400.0	34.0	5.0
Total interest-rate derivatives not qualifying for hedge accounting	2,517.1	543.0	1,079.8	894.3	38.1	23.1

The decrease in the portfolio of interest rate derivatives not qualifying for hedge accounting is mainly due to:

• the arrival at maturity of financial instruments with a nominal value of €2,300 million (including caps of €1,400 million);

• the early unwinding of €300 million of options;

• the set-up of approximately €450 million of new instruments (including short-term interest rate swaps hedging the treasury note program).

(€ million)	Notional amounts as of December 31, 2006				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	336.8	-	8.1	328.7	-	1.0
Floating-rate receiver / fixed-rate payer swaps	281.3	239.3	-	42.0	0.6	0.8
Floating-rate receiver / floating-rate payer swaps	803.2	652.0	1.2	150.0	0.8	8.8
Total firm financial instruments	1,421.3	891.3	9.3	520.7	1.4	10.6
Purchases of caps	2,263.7	700.0	753.6	810.1	27.5	-
Sales of caps (*)	772.8	700.0	72.8	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	2.1
Total optional financial instruments	3,236.5	1,400.0	826.4	1,010.1	27.5	2.1
Total interest-rate derivatives not qualifying for hedge accounting	4,657.8	2,291.3	835.7	1,530.8	28.9	12.7
(*) Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and which do not therefore impact net income.

(€ million)	Notional amounts as of December 31, 2005				Fair value of derivative instruments
	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver / fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver / floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge accounting	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7
(*) Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and which do not therefore impact net income.

30.1.2

 Management of foreign exchange risk

The Group's international activities generate significant foreign currency flows.

The Group's central treasury department manages foreign exchange risk centrally within limits set by the Chief Executive Officer. The Group uses derivative instruments to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards).

The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

(€ million)	Note	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
		Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign exchange derivatives		105.2	49.2	56.5	42.7	18.0	31.5
Net investment hedge	30.1.2.1	78.3	13.6	42.0	4.3	13.9	0.3
Derivatives not qualifying for hedge accounting	30.1.2.2	26.9	11.8	14.5	4.1	4.1	13.2
Embedded derivatives	30.1.2.3	-	23.8	-	34.3	-	18.0

Management of foreign exchange transaction risk:

The Group has no significant exposure to foreign exchange transaction risk. Income and expenses are mainly denominated in the currency of the country where the Group operates.

Management of foreign exchange asset risk:

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign-currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses and hedging certain net foreign investments (IAS 21 / IAS 39).

30.1.2.1

Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2007 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	HKD	50.0	50.0	-	-	3.7	-
	JPY	35.5	35.5	-	-	0.2	-
	MXN	1.2	1.2	-	-	0.1	-
	PLN	82.7	82.7	-	-	-	0.3
	GBP	272.7	272.7	-	-	-	0.8
	AUD	7.2	7.2	-	-	0.1	-
	USD	451.2	451.2	-	-	1.7	-
	SKK	76.5	76.5	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	66.5	15.9	48.1	2.5	7.8	-

Cross currency swaps: fixed-rate payer / fixed-rate receiver	CNY	116.2	-	57.8	58.4	0.2	12.5
Cross currency swaps: floating rate payer / floating rate receiver	USD	234.9	234.9	-	-	64.2	-
Total currency derivatives		1,394.6	1,227.8	105.9	60.9	78.3	13.6
USPP borrowings	USD	247.1	-	18.3	228.8	N/A	N/A
GBP borrowings	GBP	681.8	-	-	681.8	N/A	N/A
Syndicated loan	CZK	189.2	-	189.2	-	N/A	N/A
Total financing		1,118.1	-	207.5	910.6	-	-

The above currency swaps are short-term but are generally renewed at maturity, until financing of an appropriate term is secured in the currency of the related country.

Fair value movements compared with December 31, 2006 are mainly due to:

• the set-up of a EUR/CYN cross-currency swap for -€12.3 million;

• the change in the fair value of the KRW embedded derivative for €5 million;

• the change in the fair value of USD cross currency swaps for €28 million;

In addition, the change in the portfolio (loans and payer swaps) is mainly linked to the financing of new Group assets in the United Kingdom and the United States.

(€ million)	Notional amount as of December 31, 2006 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	HKD	55.9	55.9	-	-	2.1	-
	JPY	14.5	14.5	-	-	0.1	-
	MXN	1.4	1.4	-	-	-	-
	PLN	78.3	78.3	-	-	0.8	-
	SKK	112.7	112.7	-	-	0.1	4.3
Embedded derivatives (forward sale)	KRW	82.5	15.9	52.8	13.8	2.7	-
Cross currency swaps: floating rate payer/floating rate receiver	USD	299.1	-	299.1	-	36.2	-
Total currency derivatives		644.4	278.7	351.9	13.8	42.0	4.3
USPP borrowings	USD	285.1	-	-	285.1	N/A	N/A
Syndicated loan	CZK	203.9	-	203.9	-	N/A	N/A
Total financing		489.0	-	203.9	285.1	N/A	N/A

(€ million)	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Currency payer swaps	NOK	86.1	86.1	-	-	1.9	-
	HKD	13.3	13.3	-	-	-	0.3
	PLN	76.8	76.8	-	-	0.3	-
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate payer / floating rate receiver	HKD	44.8	44.8	-	-	1.0	-
	USD	299.0	-	299.0	-	5.5	-
Total currency derivatives		620.3	238.8	356.3	25.2	13.9	0.3
USPP borrowings	USD	302.6	-	-	302.6	N/A	N/A
Syndicated loan	CZK	211.6	-	211.6	-	N/A	N/A
Total financing		514.2	-	211.6	302.6	N/A	N/A

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

• the inter-company loan forming part of the net investment in a foreign operation is not hedged;

• the hedge is ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

• only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2007 of €36.8 million mainly comprise:

• a foreign exchange loss of €11 million on an unhedged U.S. dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

• the impact of exchange rate fluctuations on hedges of Water Division investments in China, the Czech Republic and the United States of -€20,2 million;

• the impact of exchange rate fluctuations on hedges of Energy Services Division investments in Poland of -€4.9 million.

30.1.2.2

Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

The Group determines its foreign exchange position and enters into hedging transactions once it has quantified its foreign exchange exposure and notably the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position do not qualify for hedge accounting under IAS 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary for the effective management of its exposure to foreign exchange risk.

Fair value	As of December 31, 2007
(€ million)	Total	USD	GBP	Other
Forward purchases	(4.2)	(4.5)	(0.1)	0.4
Currency receiver swaps	(1.8)	-	-	(1.8)
Total currency swaps and forward purchases	(6.0)	(4.5)	(0.1)	(1.4)
Forward sales	9.2	10.2	-	(1.0)
Currency payer swaps	11.5	5.1	3.2	3.2
Total currency swaps and forward sales	20.7	15.3	3.2	2.2
Call options	(0.4)	(0.4)	-	-
Put options	0.8	0.8	-	-
Total currency options	0.4	0.4	-	-
Derivatives not qualifying for hedge accounting (*)	15.1	11.2	3.1	0.8
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

Fair value	As of December 31, 2006
(€ million)	Total	USD	GBP	Other
Forward purchases	(1.5)	(1.6)	-	0.1
Currency receiver swaps	0.7		-	0.7
Total currency swaps and forward purchases	(0.8)	(1.6)	-	0.8
Forward sales	0.6	0.3	-	0.3
Currency payer swaps	10.6	8.5	0.7	1.4
Total currency swaps and forward sales	11.2	8.8	0.7	1.7
Put options	-	-	-	-
Total currency options	-	-	-	-
Derivatives not qualifying for hedge accounting (*)	10.4	7.2	0.7	2.5
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

Fair value	As of December 31, 2005
(€ million)	Total	USD	GBP	Other
Forward purchases	(1.8)	(1.6)	-	(0.2)
Currency receiver swaps	(0.3)	0.4	-	(0.7)
Total currency swaps and forward purchases	(2.1)	(1.2)	-	(0.9)
Forward sales	(1.6)	(1.4)	-	(0.2)
Currency payer swaps	(5.4)	(5.3)	1.5	(1.6)
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	(1.8)
Put options	-	-	-	-
Total currency options	-	-	-	-
Derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	(2.7)
(*) Net fair value (Assets–Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency-denominated net debt (comprising foreign currency borrowings and foreign currency-denominated inter-company loans and borrowings).

30.1.2.3

Embedded derivatives

The embedded derivatives concern Water treatment contracts with Korean industrial customers. The contracts feature clauses indexing to the euro or U.S. dollar, while the operating expenses are in Korean won.

30.1.2.4

Overall exposure to foreign exchange risk and sensitivity of the income statement and equity

The foreign exchange risk as defined in accordance with IFRS7 is mainly arising from receivables and payables not denominated in the functional currency of an entity.

As a consequence, the foreign exchange exposure within the Group are coming from :

• the loan/debt denominated in foreign currency and the related derivatives instruments (currency swap for instance),

• the transactions on the operating activity and the related derivatives instruments used. These transactions are limited within the Group since the activities of the Group are performed by subsidiaries operating in their own country and their own currency. Operating exposure to foreign exchange risk is therefore naturally limited.

The following tables summarizes Group exposure to exchange rate movements by main currency:

(€ million)	As of December 31, 2007
	EUR	USD	GBP	CNY	CZK	KRW	Other
Balance sheet position before management	(65.9)	531.2	241.5	(1.6)	(183.6)	-	946.0
Off-balance sheet position (1)	-	(588.0)	(178.9)	0,0	150.0	(131.4)	(901.7)
Position after management	(65.9)	(56.8)	62.6	(1.6)	(33.6)	(131.4)	44.3
(1) The off-balance sheet position corresponds to the notional amount of derivative instruments set-up to hedge balance sheet exposure and embedded derivatives sensitive to foreign exchange risk.

Exposure to the euro position after management mainly corresponds to euro-denominated debt carried by a Romanian subsidiary, exposure to the USD to USD financing in countries such as China and the Middle East, exposure to the GBP to dividend payments (position hedged at the beginning of January 2008) and exposure to the KRW to the aforementioned Korean embedded derivative.

Taken into account the policy of the Group, the sensitivity of the net income to a change in the currency rate as of December 31, 2007 remains quite limited. An instantaneous 10% increase in the three main currencies against the euro representing the principal exposures of the Group would have an impact of -€14.9 million on net income.

(€ million)	As of December 31, 2007
	USD		GBP		KRW
	Net income (1)	Equity	Net income (1)	Equity	Net income (1)	Equity
Impact	(7.3)	na	+6.3	na	(13.9)	na
(1) before tax.

30.1.3

Management of commodity risk

30.1.3.1

Fuel and electricity risks

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement's activities have not been materially affected and should not be materially affected in the future by cost increases or the availability of fuel or other commodities, as the contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of supply management and cost optimization, certain Group subsidiaries may be required, depending on their activities, to contract forward purchases or sales of electricity or heavy fuel and diesel swaps to fix the cost of refined petroleum supplies. The accounting treatment is disclosed in Notes 1.14 and 1.24.

As of December 31, 2007, the fair value of related derivative instruments totaled €60.6 million in assets and €35.6 million in liabilities and did not qualify for hedge accounting. Transactions mainly concern options to purchase electricity held by the company carrying the Braunschweig contract and covering the period 2007 to 2025 of €44.8 million, based on period-end valuation assumptions and commitments to sell electricity covering the period 2007 to 2011 of €15.4 million, based on the same valuation assumptions.

Contract notional amounts are as follows:

(€ million)	Notional contract amount as of December 31, 2007 by date and maturity
	Total	Less than one year	1 to 5 years	More than five years
Electricity purchase options: in Gwh	15,280	935.2	3,445	10,900
in € million	749.6	50.3	169.3	530.0
Electricity sales commitments: in Gwh	3,202	1,032	2,170	-
in € million	177.1	55.7	121.4	-

(€ million)	Notional contract amount as of December 31, 2006 by date and maturity
	Total	Less than one year	1 to 5 years	More than 5 years
Electricity purchase options: in Gwh	16,511	886	3,501	12,124
in € million	717.0	37.5	150.3	529.2
Electricity sales commitments: in Gwh	3,811	876	2,935	-
in € million	184.4	39.3	145.1	-

A 10% increase or decrease in the price of electricity (all other things being equal) would have an impact on net income of +€5 million and -€5 million, respectively.

30.1.3.2

Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2007. These transactions are recorded in balance sheet assets for a net carrying amount of €8.1 million. (see Note 42)

30.1.4

Management of equity risk

As of December 31, 2007, Veolia Environnement held 15,120,654 of its own shares with a market value of €944.3 million and a net carrying amount of €455.4 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

30.1.5

Management of counterparty risk

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor's or Fitch's rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies.

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes the cash positions of Group entities. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group Treasury and Financing Department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the back-office. The Group is not exposed to any risk as a result of material concentration.

30.2

Management of liquidity risk

The operational management of liquidity and short-term financing is managed by the Treasury and Financing Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the treasury note market, international bond markets and international private placement markets.

The Treasury and Financing Department ensures the liquidity of the Group at all times, while taking into account the general conditions of the market. A liquidity report is prepared monthly and reviewed by Executive Management.

The following table presents undiscounted contractual flows of financial liabilities, comprising principal payments and interest flows. Market data used are valid as of December 31, 2007:

(€ million)	As of December 31, 2007		Maturing in
	Net carrying amount	Total contractual flows (1)	Less than 1 year	2 years	3 to 5 years	More than 5 years
Long-term borrowings	13,948.0	13,842.0	-	637.6	3,124.3	10,080.1
o/w bond issues – publicly offered		8,331.4	-	43.1	1,022.5	7,265.8
o/w bond issues – private placements		285.1	-	-	-	285.1
Short-term borrowings	3,805.0	3,805.0	3,805.0
Trade payables	5,343.8	5,343.8	5,343.8
Other current operating payables	5,009.4	5,009.4	5,009.4
Bank overdrafts and other cash position items	459.4	459.4	459.4
Interest on long- and short-term borrowings (2)			715.5	663.7	1,750.4	3,983.0
Derivative instruments - Liabilities
o/w interest rate derivatives	113.0	343.9	46.7	45.4	112.5	139.3
Fair value hedge	48.9	135.0	21.9	21.9	58.8	32.4
Cash flow hedge	41.0	80.6	5.5	5.1	14.2	55.8
Derivatives not qualifying for hedge accounting	23.1	128.3	19.3	18.4	39.5	51.1
o/w foreign exchange derivatives not qualifying for hedge accounting	35.6	11.2	8.8	1.0	1.4	-
Inflows		(1,160.6)	(1,128.4)	(26.8)	(5.4)
Outflows		1,171.8	1,137.2	27.8	6.8
o/w foreign exchange derivatives hedging a net investment	13.6	1.0	1.0	-	-	-
Inflows		(354.4)	(354.4)	-	-	-
Outflows		355.4	355.4	-	-	-
o/w commodity derivatives	35.6	-	-	-	-	-
Inflows		-
Outflows		-
Sub-total debts and liabilities			15,389.6	1,347.7	4,988.6	14,202.4
Derivative instruments - Assets
o/w interest rate derivatives	(71.1)	(89.8)	(15.6)	(11.2)	(24.7)	(38.3)
Fair value hedge	(21.2)	(43.8)	(5.0)	(4.3)	(12.8)	(21.7)
Cash flow hedge	(11.8)	(19.4)	(5.6)	(4.6)	(5.0)	(4.2)
Derivatives not qualifying for hedge accounting	(38.1)	(26.6)	(5.0)	(2.3)	(6.9)	(12.4)

o/w foreign exchange derivatives not qualifying for hedge accounting	(26.9)	(28.7)	(19.4)	(7.0)	(2.3)	-
Inflows		(1,745.9)	(1,586.5)	(102.7)	(56.7)	-
Outflows		1,717.2	1,567.1	95.7	54.4
o/w foreign exchange derivatives hedging a net investment	(78.3)	(70.3)	(70.3)	-	-	-
Inflows		(926.8)	(926.8)	-	-	-
Outflows		856.5	856.5	-	-	-
o/w commodity derivatives	(61.8)	-	-	-	-	-
Inflows		-
Outflows		-
Sub-total assets			(105.3)	(18.2)	(27.0)	(38.3)
Total			15,284.3	1,329.5	4,961.6	14,164.1
(1) debts are presented at the year-end exchange rate (2) floating-rate interest is calculated at the year-end interest rate

Liquid assets of the Group as of December 31, 2007 break down as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Veolia Environnement:
Undrawn MT syndicated loans *	4,000.0	4,000.0	4,069.0
Undrawn MT credit lines	850.0	925.0	725.0
Undrawn ST credit lines	175.0	150.0	250.0
Other financial assets (marketable securities)	-	17.6	-
Cash & cash equivalents	1,550.8	1,140.5	953.6
Subsidiaries:
Other financial assets (marketable securities)	-	48.9	60.7
Cash & cash equivalents	1,564.8	1,517.5	1,382.5
Total	8,140.6	7,799.5	7,440.8
* maturing April 20, 2012

As of December 31, 2007, Veolia Environnement had total liquidities of €8.1 billion, including cash and cash equivalents of €3.1 billion.

Veolia Environnement cash surpluses (€1,551 million) are managed with a profitability objective close to that of the monetary market and avoiding exposure to capital risk and maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit, etc.) and equivalents.

In 2007, the Group continued its policy of optimizing the cost and maturity of its liquidities. The bilateral credit lines available to VE SA in 2007 included a credit line signed with Ixis (€100 million) and a credit line granted by Natexis (€150 million). When this line arrived at maturity (November 29, 2007), it was decided to group these two bilateral credit lines within a single credit line given the merger of these two institutions. The new financing facility of €200 million was granted by Natixis and matures February 9, 2009.

The syndicated credit documentation and bilateral credit lines do not contain any events of default tied to restrictive financial covenants (such as debt payout ratios or interest coverage ratios).

30.3

Management of credit risk

Credit risk results from the potential inability of customers to respect their payment obligations.

Given the nature of the Group’s activities and its customers, the Group considers that credit risk is unlikely to have a material impact.

Approximately 30% of customer outstandings currently concern public counterparties (delegating authority and public customers (excluding subscribers)), with whom credit risk is limited to the settlement period.

Furthermore, 29% of customer outstandings concern subscribers (water, heat networks etc.), including local authorities for approximately €1.7 billion (18% of customer outstandings), for whom recovery rates are high given the ongoing nature of services.

Maximum Group exposure is considered to be equal to the nominal value of financial assets, net of any impairment losses.

Financial assets maturity schedule

(€ million)	Note	As of December 31, 2007				Assets overdue but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
						0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,633.6	(6.0)	5,627.6	5,624.4	2.5	0.7	-
Trade receivables	13	9,813.7	(510.0)	9,303.7	6,005.9	2,179.3	772.7	345.8
Other current operating receivables	13	1,508.1	(75.1)	1,433.0	784.0	451.5	134.1	63.4
Other non-current financial assets in loans and receivables	11	572.6	(57.6)	515.0	515.0	-	-	-
Current financial assets in loans and receivables	14	174.1	(21.3)	152.8	123.3	15.7	6.2	7.6
Loans and receivables		17,702.1	(670.0)	17,032.1	13,052.6	2,649.0	913.7	416.8
Other non-current financial assets	11	231.0	-	231.0	231.0	-	-	-
Other current financial assets	14	177.2	-	177.2	177.2	-	-	-

Assets overdue by 6 months and not impaired (€1,330.5 million) mainly consist of trade receivables (€1,118.5 million in 2007).

Payment delays in excess of 6 months are mainly concentrated in two countries where settlement periods are exceptionally long:

• In Italy, the net “trade receivables” account for all Group subsidiaries is €677 million as of December 31, 2007, for receivables past due over 6 months. This period is due to settlement practices in this country. Furthermore, in Italy, trade receivables primarily consist of a multitude of user/private customers for which the credit risk is highly diluted and local authorities for which the recovery period is long.

• In Morocco, the net “trade receivables” account is €88 million as of December 31, 2007, for receivables overdue by 6 months. Recovery action plans have been implemented with local authorities and state bodies who comprise the majority of debtors.

Finally, in France, net trade receivables overdue by 6 months total €189.6 million at the end of 2007, representing 3.75% of customer outstandings (including €89.2 million overdue by one year), the majority of which concern amounts invoiced on behalf of local authorities and public bodies and VAT.

Financial assets maturity schedule as of December 31, 2006:

(€ million)	Note	As of December 31, 2006				Assets overdue but not impaired
		Gross carrying amount	Provisions	Net carrying amount	Assets not yet due
						0-6 months	6 months - 1 year	More than 1 year
Non-current and current operating financial assets	10	5,465.6	(6.0)	5,459.6	5,454.7	0.8	4.1	-
Trade receivables	13	8,939.3	(448.7)	8,490.6	5,626.0	1,764.6	802.3	297.7
Other current operating receivables	13	1,383.9	(121.7)	1,262.2	720.9	295.5	117.9	127.9
Other non-current financial assets in loans and receivables	11	604.8	(58.8)	546.0	546.0	-	-	-
Current financial assets in loans and receivables	14	363.3	(158.0)	205.3	118.9	79.7	4.0	2.7
Loans and receivables		16,756.9	(793.2)	15,963.7	12,466.5	2,140.6	928.3	428.3
Other non-current financial assets	11	91.5	-	91.5	91.5	-	-	-
Other current financial assets	14	66.4	-	66.4	57.8	8.6	-	-

NOTE 31.

ADDITIONAL INFORMATION ON FINANCIAL ASSETS AND LIABILITIES

Fair value measurement principles are presented in Note 1.27.

Financial assets

The following schedules present the net carrying amount and fair value of Group financial assets as of December 31, 2007, 2006 and 2005:

(€ million)	Note	As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
		Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement	Total	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement
Non-consolidated investments	9	256.1	256.1	-	-	256.1	256.1	-	-
Non-current and current operating financial assets	10	5,627.6	-	5,627.6	-	5,666.2	-	5,666.2	-
Other non-current financial assets	11	746.0	231.0	515.0	-	746.0	231.0	515.0	-
Trade receivables	13	9,303.7	-	9,303.7	-	9,303.7	-	9,303.7	-
Other current operating receivables	13	1,433.0	-	1,433.0	-	1,433.0	-	1,433.0	-
Other current financial assets	14	330.0	177.2	152.8	-	330.0	177.2	152.8	-
Cash & cash equivalents	15	3,115.6	-	-	3,115.6	3,115.6	-	-	3,115.6
Total		20,812.0	664.3	17,032.1	3,115.6	20,850.6	664.3	17,070.7	3,115.6

(€ million)	Note	As of December 31, 2006
		Net carrying amount per IAS 39 category
		Total	Held-to- maturity assets	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement	Assets at fair value through the Income Statement and held for trading
Non-consolidated investments	9	181.7	-	181.7	-	-	-
Non-current and current operating financial assets	10	5,459.6	-	-	5,459.6	-	-
Other non-current financial assets	11	637.5	-	91.5	546.0	-	-
Trade receivables	13	8,490.6	-	-	8,490.6	-	-
Other current operating receivables	13	1,262.2	-	-	1,262.2
Other current financial assets	14	271.7	-	66.4	205.3	-	-
Cash & cash equivalents	15	2,658.0	-	-	-	2,658.0	-
Total		18,961,4	-	339,6	15,963,8	2,658.0	-

(€ million)	Note	As of December 31, 2005
		Net carrying amount per IAS 39 category
		Total	Held-to- maturity assets	Available-for-sale assets	Loans and receivables	Assets designated at fair value through the Income Statement	Assets at fair value through the Income Statement and held for trading
Non-consolidated investments	9	209.5	-	209.5	-	-	-
Non-current and current operating financial assets	10	5,545.4	-	-	5,545.4	-	-
Other non-current financial assets	11	691.6	-	252.1	439.5	-	-
Trade receivables	13	8,006.5			8,006.5
Other current operating receivables	13	1,151.9	-	-	1,151.9	-	-
Other current financial assets	14	281.9	-	60.7	221.2	-	-
Cash & cash equivalents	15	2,336.1	-	-	-	2,336.1	-
Total		18,222.9	-	522.3	15,364.5	2,336.1	-

Financial liabilities

The following tables schedule present the net carrying amount and fair value of Group financial liabilities as of December 31, 2007, 2006 and 2005:

(€ million)	Note	As of December 31, 2007
		Net carrying amount per IAS 39 category				Fair value
		Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading
Borrowings and other financial liabilities
- long-term bonds	18	9,009.6	9,009.6	-	-	8,747.8	8,747.8	-	-
- other long-term borrowings	18	4,938.4	4,938.4	-	-	4,761.6	4,761.6	-	-
- short-term borrowings	19	3,805.0	3,805.0	-	-	3,805.0	3,805.0	-	-
- bank overdrafts and other cash position items	20	459.4	459.4	-	-	459.4	459.4	-	-
Other non-current debt	17	-	-	-	-	-	-	-	-
Trade payables	13	5,343.8	5,343.8			5,343.8	5,343.8	-	-
Other operating payables	13	5,009.4	5,009.4	-	-	5,009.4	5,009.4
Total		28,565.6	28,565.6	-	-	28,127.0	28,127.0	-	-

(€ million)	Note	As of December 31, 2006
		Net carrying amount per IAS 39 category				Fair value
		Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading
Borrowings and other financial liabilities
- long-term bonds	18	8,417.5	8,417.5	-	-	8,635.6	8,635.6	-	-
- other long-term borrowings	18	5,584.1	5,584.1	-	-	5,640.4	5,640.4	-	-
- short-term borrowings	19	2,904.1	2,904.1	-	-	2,904.1	2,904.1	-	-
- bank overdrafts and other cash position items	20	456.0	456.0	-	-	456.0	456.0	-	-
Other non-current debt	17	207.3	207.3	-	-	207.3	207.3	-	-
Trade payables	13	4,776.0	4,776.0			4,776.0	4,776.0
Other operating payables	13	4,445.6	4,445.6	-	-	4,445.6	4,445.6	-	-
Total		26,790.7	26,790.7	-	-	27,065.1	27,065.1	-	-

(€ million)	Note	As of December 31, 2005
		Net carrying amount per IAS 39 category				Fair value
		Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading	Total	Liabilities at amortized cost	Liabilities designated at fair value through the Income Statement	Liabilities at fair value through the Income Statement and held for trading
Borrowings and other financial liabilities
- non current bonds	18	7,857.9	7,857.9	-	-	8,333.0	8,333.0	-	-
- other long-term borrowings	18	5,864.9	5,864.9	-	-	5,985.7	5,985.7	-	-
- short-term borrowings	19	2,138.2	2,138.2	-	-	2,138.2	2,138.2	-	-
- bank overdrafts and other cash position items	20	506.8	506.8	-	-	506.8	506.8	-	-
Other non-current debt	17	203.7	203.7	-	-	203.7	203.7	-	-
Trade payables	13	4,576.3	4,576.3			4,576.3	4,576.3
Other operating payables	13	4,016.4	4,016.4	-	-	4,016.4	4,016.4	-	-
Total		26,941.3	26,941.3	-	-	27,537.2	27,537.2	-	-

NOTE 32.

EMPLOYEE BENEFIT OBLIGATION

Share-based compensation

Veolia Environnement share purchase and subscription option plans

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management. The only share purchase plan was created on June 23, 2000.

Outstanding option plans at the end of 2007 were as follows:

	N°7	N°6	N°5	N°4	N°3	N°2	N°1
	2007	2006	2004	2003	2002	2001	2000
Grant date	07/17/2007	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001	06/23/2000
Number of options granted	2,490,400	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Number of options not exercised	2,473,900	4,002,884	3,294,066	1,950,414	2,045,292	1,520,588	134,029 *
Plan term	8 years	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service plus performance conditions to be satisfied	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service	3 years service plus performance conditions to be satisfied
Purchase terms	After 4 years	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	After 3 years	After 3 years
Strike price (in euros)	57.05	44.03**	24.32**	22.14**	36.65**	40.59**	31.41**

*

Given the performance criteria, the number of options effectively exercisable has been reduced.

**

Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increases with retention of preferential subscription rights on August 2, 2002 and July 10, 2007). The initial strike prices for plans n°1, n°2, n°3, n°4, n°5 and n°6 were €32.50, €42.00, €37.53, €22.50, €24.72 and €44.75 respectively.

In 2007, the Group granted 2,490,400 share options to two employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior managers of Veolia Environnement Group companies and employees recognized for their excellent performance in 2006. The estimated fair value of each option granted in 2007, calculated using the Black and Scholes method, is €13.91. The assumptions underlying this model are as follows: share price of €57.26, historical volatility of 21.75%, expected dividend yield of 2%, risk-free interest rate of 4.59%, estimated exercise maturity of 6 years.

In 2007, the Group granted 333,700 Free Shares to employees recognized for their excellent performance in 2006. In France, rights vest after two years, followed by a two year lock-in period and are subject to performance conditions. Outside France, rights vest after four years subject to performance conditions. The estimated fair value of each free share granted in 2007 is €57.26, net of dividends not received during the vesting period and, for shares granted to French employees, a discount for non-transferability.

Finally, the Group granted 205,200 Stock Appreciation Rights (SAR) to ordinary shares to three groups of employees: firstly, Veolia Environnement Group management, secondly senior managers of Veolia Environnement Group companies and thirdly employees recognized for their excellent performance in 2006. Rights vest after four years subject to performance conditions. The estimated fair value of each option granted in December 31, 2007 is €14.96. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €61.44, historical volatility of 21.66%, expected dividend yield of 2%, risk-free interest rate of 4.11%, estimated exercise maturity of 5 years, subscription price of €57.20.

The number of options granted under the three 2007 plans (share options, free shares and SAR) is determined based on the increase in net earnings per share between December 31, 2006 and December 31, 2008. This has been taken into account in the calculation of the number of options vested and the compensation expense (realization of maximum performance assumed).

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance. The estimated fair value of each option granted in 2006 was revised to €10.01 (compared to €14.77 as of December 31, 2006) to take account of historical volatility. This value was calculated using the Black and Scholes model based on the following underlying assumptions: share price of €44.75, historical volatility of 22.6%, expected dividend yield of 1.92%, risk-free interest rate of 3.69%, estimated exercise maturity of 6 years.

The Group did not grant any ordinary share options or ADS share options in 2005.

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2007 and 2006 is €15.6 million and €16.7 million respectively.

Information on share purchase and subscription options granted since 2000 is detailed below, with a breakdown of movements in 2005, 2006 and 2007 (share option plans excluding SAR plans and free share plans):

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2004	16,783,757	30.93
Granted	-	-
Exercised	(168,692)	33.07
Cancelled	(650,721)	28.43
Expired	-	-
As of December 31, 2005	15,964,344	31.01
Granted	4,044,900	44.75
Exercised	(3,065,733)	34.32
Cancelled	(143,253)	36.04
Expired	-	-
As of December 31, 2006	16,800,258	33.67
Granted	2,490,400	57.05
Share capital increase of July 10, 2007	228,525	33.79
Exercised	(4,046,076)	30.20
Cancelled	(51,934)	49.70
Expired	-	-
As of December 31, 2007	15,421,173	37.71

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2007 are as follows:

Strike price	Number of options outstanding	Average strike price (in euros)	Average residual term (in years)	Number of options vested
20-25	5,244,480	23.51	4.33	5,244,480
30-35	134,029	31.41	0.48	134,029
35-40	2,045,292	36.65	2.08	2,045,292
40-45	5,523,472	43.08	4.83	1,520,588
55-60	2,473,900	57.05	7.54	0
	15,421,173	37.71	4.58	8,944,389

In 2007, the average share price on the exercise of options was €58.11.

As of December 31, 2007, 8,944,389 options were exercisable.

Employees’ savings plans

Veolia Environnement has set-up standard and leveraged savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Employees generally benefit from a 20% discount compared with the average Veolia Environnement share price during the 20 business days preceding the date of authorization of these plans by the Board of Directors. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Shares subscribed by Veolia Environnement employees:

	2007	2006	2005	2004
Number of shares	1,415,163	1,502,731	1,281,931	1,351,468
Subscription price	€48.37 (*)	€37.52	€28.11	€18.71
Amount subscribed (€ millions)	68.5	56.4	30.5	25.3

(*)

weighted average price – 1,392,857 shares were subscribed at €48.18 and 22,306 were subscribed at €60.23 (leveraged formula with the grant of share subscription warrants in Germany and leveraged formula with the grant of SAR in Australia, Canada, South Korea, Portugal and Sweden).

In 2007, a compensation expense of €49.7 million was recorded in accordance with IFRS 2 on share-based payments. In 2007, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €7.2 million. The discount for non-transferability is determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€62.47), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 4.05% and 6.74% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.

In 2006, a compensation expense of €24.3 million was recorded in accordance with IFRS 2 on share-based payments. In 2006, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €6.8 million. The discount for non-transferability is determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€49.18), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 3.70% and 6.40% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.

In 2005, a compensation expense of €14.1 million was recorded in accordance with IFRS 2 on share-based payments.

Pension plans and other post-employment benefits

a- Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans total €65.4 million for 2007 and €61.3 million for 2006.

Certain Group companies have established defined benefit pension plans. The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2007 of €1,069 million and in France with a pension obligation as of December 31, 2007 of €421 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 13,500 employees. The corresponding expense recorded in the Income Statement is equal to annual contributions and totals €29.2 million in 2007 and €26.1 million in 2006. Multi-employer plans in Sweden and the Netherlands are funded by capitalization and have surplus assets under local regulations; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b-

The following schedules present the resulting obligations in respect of defined benefit pension plans and other post-employment benefits

NB: these schedules exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in the benefit obligation	2007	2006	2005	2007	2006	2005
Benefit obligation at beginning of year	1,836.0	1,457.4	1,103.4	53.8	25.9	24.5
Current service cost	61.8	55.6	49.7	1.6	1.5	0.6
Interest cost	85.7	67.2	57.6	2.3	2.1	1.3
Plan participants' contributions	7.9	6.0	6.5	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	41 .3	325.2	33.4	-	25.1	-
Benefit obligation transferred on disposal of subsidiaries	(2.3)	(0.9)	(0.8)	-	-	-
Curtailments / liquidations	(12.9)	(9.4)	(9.5)	(8.3)	-	(3.1)
Actuarial loss (gain)	(128.5)	(15.6)	237.8	(5.9)	0.9	(1.0)
Benefits paid	(75.6)	(68.2)	(66.5)	(2.6)	(2.1)	(1.5)
Plan amendments	21.1	20.6	4.7	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	(101.1)	(1.9)	41.1	0.1	0.4	5.1
(1) Benefit obligation at end of year	1,733.4	1,836.0	1,457.4	41.0	53.8	25.9

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in plan assets	2007	2006	2005	2007	2006	2005
Fair value of plan assets at beginning of year	1,220.8	867.2	714.2	-	-	-
Expected return on plan assets	70.9	55.4	46.2	-	-	-
Actuarial gains (losses)	(5.6)	21.5	57.2	-	-	-
Group contributions	74.9	62.0	64.3	-	-	-
Plan participants' contributions	7.9	6.0	6.5	-	-	-
Plan assets acquired on acquisition of subsidiaries	24.8	243.1	0.1	-	-	-
Plan assets transferred on disposal of subsidiaries	(0.5)	(0.1)	-	-	-	-
Liquidations	(9.9)	-	(3.6)	-	-	-
Benefits paid	(47.8)	(45.2)	(39.8)	-	-	-
Other (incl. changes in consolidation scope and foreign exchange translation)	(92.8)	10.9	22.1	-	-	-
(2) Fair value of plan assets at end of year	1,242.7	1,220.8	867.2	-	-	-

Group pension plan assets were invested as follows as of December 31, 2007, 2006 and 2005:

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Shares	50%	51%	47%
Bonds and debt instruments	38%	39%	36%
Insurance risk free funds	8%	8%	10%
Cash	3%	1%	6%
Other	1%	1%	1%

(€ million)	2007	2006	2005
Change in repayment entitlement
Fair value of repayment entitlement at beginning of year	25.9	7.5	7.2
Expected return on repayment entitlement	1.1	0.7	0.3
Actuarial gains (losses)	(3.3)	(0.4)	0.4
Repayment entitlement acquired on acquisition of subsidiaries	-	18.6	-
Repayments	(2.2)	(0.5)	(0.2)
Other (incl. changes in consolidation scope and foreign exchange translation)	-	-	(0.2)
Fair value of repayment entitlement at end of year	21.5	25.9	7.5

The market value of repayment entitlement recorded in assets as of December 31, 2007 is €21.5 million. Repayment entitlement concerns employee rights to post-employment benefits, corresponding to periods during which they were employed by a previous employer.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
	2007	2006	2005	2007	2006	2005
Funding status= (2) – (1)	(490.7)	(615.2)	(590.2)	(41.0)	(53.8)	(25.9)
Unrecognized past service costs	61.2	50.3	33.2	-	7.0	7.7
Other	(6.4)	(5.3)	(2.8)	-	-	0.8
Net obligation	(435.9)	(570.2)	(559.8)	(41.0)	(46.8)	(17.4)
Provisions	(445.3)	(580.1)	(560.2)	(41 .0)	(46.8)	(17.4)
Prepaid benefits	9.4	9.9	0.4	-	-	-

The Projected Benefit Obligation (PBO) is €333.8 million for unfunded defined benefit plans and €1,440.7 million for partially and fully funded plans as of December 31, 2007, compared with €297.8 million and €1,538.2 million respectively at the end of 2006 and €284.3 million and €1,173.1 million respectively at the end of 2005.

The actual return on plan assets was €65.3 million in 2007, compared to €76.9 million in 2006 and €103.4 million in 2005.

Employer contributions in 2007 include exceptional contributions of €28 million in France and the United Kingdom.

The Group plans to make contributions of €45.0 million to defined benefit plans in 2008.

Net benefit costs for the period are as follows:

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
	2007	2006	2005	2007	2006	2005
Current service cost	61.8	55.6	49.7	1.6	1.5	0.6
Interest cost	85.7	67.2	57.6	2.3	2.1	1.3
Expected return on plan assets	(70.9)	(55.4)	(46.2)	-	-	-
Expected return on repayment entitlement	(1.1)	(0.7)	-	-	-	-
Past service costs recognized in the year	7.6	3.8	2.4	0.1	0.5	0.5
Curtailments / liquidations	(3.1)	(10.1)	(4.9)	-	-	-
Other	(0.3)	(1.8)	4.6	-	-	-
Net benefit cost	79.7	58.6	63.2	4.0	4.1	2.4

These costs were recorded in full in operating income, except for interest costs and the expected return on plan assets which are recorded in net finance costs.

c- Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented. Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

Pension Plans

Employees’ pension obligations as of December 31, 2007, 2006 and 2005 are based on the following average assumptions:

Pension Obligations	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Discount rate	5.49%	4.74%	4.45%
Expected rate of salary increase	3.5%	3.65%	3.3%

Periodic movements in pension benefit obligations in 2007, 2006 and 2005 are based on the following average assumptions:

	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Discount rate	4.7%	4.5%	5.0%
Expected return on plan assets	6.0%	6.2%	6.3%
Expected rate of salary increase	3.7%	3.3%	3.8%
Average residual active life expectancy (in years)	12.0	13.8	15.0

The actual return on plans assets in 2007, 2006 and 2005 was 5.3%, 7.4% and 14.3% respectively.

The benefit obligation is especially sensitive to the discount rate and inflation. A 1% increase in the discount rate would decrease the benefit obligation by €248 million and current service costs by €14 million. A 1% decrease in the discount rate would increase the benefit obligation by €293 million and current service costs by €14 million.

Conversely, a 1% increase in the inflation rate would increase the benefit obligation by €226 million and current service costs by €6 million. A 1% decrease in the inflation rate would decrease the benefit obligation by €193 million and current service costs by €6 million.

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Assumed rate of increase in health costs in the coming year	5.4%	5.5%	8.4%
Target rate of increase in costs	3.5%	4.0%	4.2%
Year long-term rate is expected to stabilize	2020	2014	2016

Assumptions concerning the growth in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in the assumed rate of increase in health costs would increase the post-employment benefit obligation by €6.3 million and, conversely, a 1% decrease would reduce the post-employment benefit obligation by €5.0 million.

Assumptions concerning the rate of increase in health insurance costs have a minimal impact on the current service cost.

Amounts for the current and prior periods are as follows:

Pension Obligations	2007	2006	2005
Benefit obligation at year end	(1,733.4)	(1,836.0)	(1,457.4)
Fair value of plan assets at year end	1 242.7	1,220.8	867.2
Funded status of plan	(490.7)	(615.2)	(590.2)
Actuarial gains (losses) / experience adjustments on obligations	(0.7)	3.4	(15.6)
Actuarial gains (losses) / experience adjustments on plan assets	(5 .6)	21.5	57.2

Other post-employment benefits	2007	2006	2005
Benefit obligation at year end	(41.0)	(53.8)	(25.9)
Fair value of plan assets at year end	-	-	-
Funded status of plan	(41.0)	(53.8)	(25.9)
Actuarial gains (losses) / experience adjustments on obligations	1.9	(0.7)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	-	-	-

Cumulative actuarial gains and losses on obligations and assets and the change in the asset ceiling recognized in equity is as follows:

	2007	2006
Cumulative amount as of January 1	(172.7)	(206.0)
Change during the period	124.4	33.3
Cumulative amount as of December 31	(48.3)	(172.7)

NOTE 33.

MAIN ACQUISITIONS

33.1

Acquisitions in 2007

Acquisitions in 2007 with related net cash flows exceeding €100 million are described hereafter.

Acquisitions in 2007 with related net cash flows of less than €100 million represent business combinations costs of €1,574 million. These acquisitions contributed €525 million to Group revenue in 2007.

No material negative goodwill was recognized in respect of these acquisitions.

In general, goodwill balances are justified by synergies with existing operations in the Group and future developments.

Acquisition of Sulo (Germany)

Veolia Environnement purchased the entire share capital of the Sulo Group on July 2, 2007. This company is the number two in waste management in Germany and the market leader in the collection of municipal waste and packaging.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

However, the allocation of the cost of the business combination is likely to be modified in 2008 and asset and liability fair values recorded at the balance sheet date are provisional. They break down as follows:

(€ million)	Net carrying amount excluding IFRS 5	IFRS 5	Net carrying amount	Fair value adjustments	2007 provisional fair value
Assets
Intangible assets	9.6	(0.1)	9.5	260.7	270.2
Property, plant and equipment	279.1	(23.5)	255.6	81.1	336.7
Non-current financial assets	45.4	(0.1)	45.3	1.9	47.2
Deferred tax assets	26.6		26.6	85.4	112.0
Working capital assets	258.4	(41.3)	217.1	0.1	217.2
Current financial assets	9.5	2.8	12.3	(0.1)	12.2
Cash	121.8	(2.2)	119.6	-	119.6
Assets classified as held for sale	8.4	192.2	200.6	19.6	220.2
Liabilities
Minority interests	-	-	-	(4.6)	(4.6)
Non-current provisions	(41.1)	4.6	(36.5)	-	(36.5)
Long-term borrowings	(1,120.3)	0.5	(1,119.8)	-	(1,119.8)
Deferred tax liabilities	(11.0)	0.9	(10.1)	(139.1)	(149.2)
Other non-current debt	-	-	-	-	-
Current provisions	(31.0)	7.4	(23.6)	-	(23.6)
Working capital liabilities	(172.4)	5.0	(167.4)	-	(167.4)
Short-term borrowings	(131.4)	(34.7)	(166.1)	-	(166.1)
Liabilities directly associated with assets classified as held for sale	(7.9)	(20.3)	(28.2)	-	(28.2)
Total net assets	(756.3)	91.2	(665.1)	305.1	(360.0)
Net assets purchased (100%)					(360.0)
Residual goodwill					687.6
Business combination cost					327.6
Net cash flows relating to the acquisition					208
Purchase price					327.6
Cash transferred in					119.6

The portion of the business combination cost allocated to intangible assets primarily corresponds to the fair value of customer contracts and customer relations.

The net carrying amount includes the activities of Sulo ET sold outside the Group in September 2007 and recorded in Assets classified as held for sale (pursuant to IFRS 5).

The fair value includes a portion of deferred tax assets on tax losses recognized on the basis of forecast future accounting profits.

The residual goodwill of €687.6 million mainly corresponds to future Group developments in Germany in the Environmental Services sector.

Sulo contributed €628 million to Group revenue in 2007.

Acquisition of VSA Tecnitalia (Italy)

On October 3, 2007, the Environmental Services Division purchased 75% of the share capital of VSA Tecnitalia, the Italian subsidiary of Termomeccanica Ecologica, specializing in waste management and treatment.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

However, the allocation of the cost of the business combination is likely to be modified in 2008 and asset and liability fair values recorded at the balance sheet date are provisional. They break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	3.4	28.9	32.3
Property, plant and equipment	187.8	(186.5)	1.3
Non-current financial assets	3.9	216.5	220.4
Deferred tax assets	6.9	18.4	25.3
Working capital assets	142.2	(13.6)	128.6
Current financial assets	-	6.1	6.1
Cash	6.6	-	6.6
Liabilities
Minority interests	(4.0)	(0.0)	(4.0)
Non-current provisions	(3.6)	(40.0)	(43.6)
Long-term borrowings	(140.4)	0.1	(140.3)
Deferred tax liabilities	(1.7)	(25.0)	(26.7)
Other non-current debt	(3.7)	-	(3.7)
Current provisions	(0.1)	-	(0.1)
Working capital liabilities	(107.1)	-	(107.1)
Short-term borrowings	(30.0)	-	(30.0)
Bank overdrafts and other cash position items	(3.1)	-	(3.1)
Total net assets	57.1	4.9	62.0
Net assets purchased (100%)			62.0
Residual goodwill			106.9
Purchase price			104.6
Minority put options at fair value (residual 25%)			64.4
Business combination cost			168.9
Net cash flows relating to the acquisition			101.1
Purchase price			104.6
Cash transferred in			3.5

The portion of the business combination cost allocated to intangible assets corresponds to the contract portfolio.

Property, plant and equipment falling within the application scope of IFRIC 12, as applied by the Group, were transferred to non-current financial assets.

The residual goodwill of €106.9 million mainly corresponds to development opportunities in this sector in Italy.

VSA Tecnitalia contributed €26.2 million to Group revenue in 2007.

Acquisition of Thermal North America Inc. (United States)

On December 12, 2007, the Energy Services Division purchased the entire share capital of the private company Thermal North America, Inc., the largest portfolio of heating and cooling networks in the United States.

This transaction was recognized in accordance with the standard on business combinations (IFRS 3).

However, the allocation of the cost of the business combination is likely to be modified in 2008 and the asset and liability fair values recorded at the balance sheet date are provisional. They break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	-	31.4	31.4
Property, plant and equipment	375.9	23.0	398.9
Non-current financial assets	7.4	(3.2)	4.2
Deferred tax assets	19.9	-	19.9
Working capital assets	52.9	(1.5)	51.4
Current financial assets	20.3	-	20.3
Cash	8.5	-	8.5
Liabilities
Non-current provisions	(3.8)	(4.6)	(8.4)
Long-term borrowings	(26.6)	(0.0)	(26.6)
Deferred tax liabilities	(27.4)	(17.0)	(44.4)
Other non-current debt	(0.1)	-	(0.1)
Current provisions	(4.0)	-	(4.0)
Working capital liabilities	(40.9)	(5,0)	(45.9)
Short-term borrowings	(230.3)	2.0	(228.3)
Total net assets	151.8	25.1	176.9
Net assets purchased (100%)			176.9
Residual goodwill			139.3
Business combination cost			316.2
Net cash flows relating to the acquisition			307.7
Purchase price			316.2
Cash transferred in			8.5

The allocation of the business combination cost to intangible assets and property, plant and equipment corresponds to the value of certain intangible assets (value of supplier contracts) and the fair value remeasurement of production assets, respectively.

Residual goodwill of €139.3 million mainly corresponds to future development opportunities in the Energy Services sector in the United States.

33.2

Main acquisitions in 2006

Fair values allocated to assets and liabilities as of December 31, 2006 in respect of the acquisition of Cleanaway in the United Kingdom, Biffa in Belgium, Kunming in China and Supershuttle in the United States were not significantly modified in 2007.

Purchase price allocations to assets and liabilities in respect of the following 2006 acquisitions became definitive in 2007 and are detailed below:

Acquisition of SNCM

On May 31, 2006, the Transportation Division signed an agreement for the takeover of SNCM within the framework of the privatization process decided by the French State, for €12.6 million. Given the shareholders’ agreement, SNCM is fully consolidated.

This transaction was recognized using the purchase accounting method.

The allocation of the purchase price to assets and liabilities acquired was provisional at the 2006 year end and was contingent on European Commission approval of the State aid and the granting of the public service license for the Marseille–Corsica crossing. The agreement was finalized in June 2007.

The purchasing price allocation and the fair value of assets and liabilities adopted at the 2006 year end were modified in 2007.

These adjustments break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	2006 provisional fair value	2006 provision fair value corrected for minority put options	2007 adjustments	2007 definitive fair value
Assets
Intangible assets	1.3	-	1.3	1.3	-	1.3
Property, plant and equipment	124.4	268.6	393.0	393.0	(1.1)	391.9
Non-current financial assets	138.6	(28.5)	110.1	110.1	(22.0)	88.1
Deferred tax assets	-	53.1	53.1	53.1	4.5	57.6
Working capital assets	109.1	(4.1)	105.0	105.0	20.4	125.4
Cash	99.3	-	99.3	99.3	-	99.3
Liabilities
Non-current provisions	(95.6)	(169.3)	(264.9)	(264.9)	95.0	(169.9)
Long-term borrowings	(2.9)	(31.3)	(34.2)	(34.2)	-	(34.2)
Deferred tax liabilities	-	(66.7)	(66.7)	(66.7)	0.4	(66.3)
Other non-current debt	(38.5)	38.5	-	-	-	-
Current provisions	(2.0)	(93.1)	(95.1)	(95.1)	20.8	(74.3)
Working capital liabilities	(166.4)	2.3	(164.1)	(164.1)	(37.9)	(202.0)
Short-term borrowings	(0.3)	(48.3)	(48.6)	(48.6)	-	(48.6)
Bank overdrafts and other cash position items	(7.8)	0.1	(7.7)	(7.7)	-	(7.7)
Total net assets	159,2	(78,7)	80.5	80.5	80.1	160.6
Net assets purchased (91%)			22.8	73.3	72.9	146.2
Residual goodwill			10.2	(0.2)	(10.7)	(10.9)
Purchase price			12.6	12.6	-	12.6

Minority put options at fair value	-	60.5	62.2	122.7
Business combination cost	12.6	73.1	62.2	135.3
Net cash flows relating to the acquisition	(79.0)	(79.0)	-	(79.0)
Purchase price	12.6	12.6	-	12.6
Cash transferred in	91.6	91.6	-	91.6

The residual negative goodwill of €10.9 million was expensed in the Income Statement.

NOTE 34.

CONSTRUCTION CONTRACTS

Construction contracts

(€ million)	As of December 31, 2007	As of December 31, 2006
Construction contracts in progress / Assets (A)	593.8	403.3
Construction contracts in progress / Liabilities (B)	232.0	109.3
Construction contracts in progress / net (A) – (B)	361.8	294.0
Costs incurred plus income and losses recognized to date (C)	4,068.7	1,826.3
Amounts billed (D)	3,706.9	1,532.3
Construction contracts in progress / net (C) – (D)	361.8	294.0
Customer advances	41.2	21.4

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “Construction contracts in progress/Assets”. Where negative, this amount is recognized in liabilities in “Construction contracts in progress/Liabilities”.

NOTE 35.

OPERATING LEASES

Assets financed by operating lease

The Group enters into operating leases (mainly for transportation equipment).

The future minimum lease payments under operating leases amount to €2,190.0 million as of December 31, 2007, compared to €2,125.9 million as of December 31, 2006 and €1,894.5 million as of December 31, 2005.

As of December 31, 2007, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2008	495,0
2009 & 2010	780,3
2011 & 2012	410,3
2013 and thereafter	504,4
Total future minimum lease payments	2,190,0

NOTE 36.

PROPORTIONATELY CONSOLIDATED COMPANIES

Summarized financial information in respect of proportionately consolidated companies is set out below:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Non-current assets	6,757.3	5,651.9	5,635.3
Current assets	3,115.5	2,898.2	2,450.2
Total assets	9,872.8	8,550.1	8,085.5
Equity attributable to equity holders of the parent	2,295.9	1,367.0	1,375.3
Minority interests	895.5	945.9	759.0
Non-current liabilities	2,650.8	3,293.4	3,230.0
Current liabilities	4,030.6	2,943.8	2,721.2
Total equity and liabilities	9,872.8	8,550.1	8,085.5

(€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Income Statement data
Revenue	4,623.7	4,143.4	3,679.1
Operating income	659.9	540.1	430.9
Net income for the year	322.9	109.9	100.1
Financing data
Operating cash flows	567.0	521.2	525.4
Investing cash flows	(566.8)	(258.0)	(347.0)
Financing cash flows	(289.9)	(281.3)	(274.2)

The main contributions of proportionately consolidated companies were as follows:

• BWB (Berlin water services company) in Germany is 50% consolidated and contributed revenue of €582 million, operating income of €270 million, net assets of €2,708 million and net indebtedness of €1,405 million;

• Dalkia International is 75.81% consolidated and contributed revenue of €2,027 million, operating income of €214 million and net assets of €1,643 million;

• the Proactiva Group in South America contributed revenue of €130 million, operating income of €16 million and net assets of €52 million;

NOTE 37.

TAX REVIEWS

In the normal course of their business, the Group entities in France and abroad are subjected to regular tax reviews.

In France, the tax authorities have carried out nearly 50 tax reviews in respect of both consolidated tax groups and individual entities. These tax reviews are not all definitively closed: certain issues giving rise to revised assessments are still under discussion as part of the normal process and other revised assessments have not been called for collection. When a review is closed and the tax amount agreed with the tax authorities, the tax base is adjusted accordingly. Veolia Group records a provision in respect of revised assessments under discussion with the tax authorities, where the issue in question does not merely represent a timing difference and an outflow is probable in accordance with IAS 37. Quite naturally, the largest provisions concern the Group’s largest companies in France.

Outside France, the Group is present in numerous countries and is constantly the subject to tax reviews. Among the countries where the Group has a strong presence, tax reviews are notably in progress in Germany and Morocco covering fiscal years 2000 to date. Where necessary, revised assessments and identified uncertain tax positions in respect of which a revised assessment has not been yet issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

In the United States, the Group has launched a pre-filing agreement procedure with the Internal Revenue Service (I.R.S) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of Water Division activities (“Worthless Stock Deduction”). This reorganization led to the recognition of losses relating to the operations and disposal of former U.S. Filter activities in recent years as ordinary tax losses, in an amount which could exceed U.S.$ 4 billion. Despite holding several external opinions confirming its position, the Group decided to request immediate validation of these tax losses by the tax authorities, given the amount in question. The Group has received nearly 30 detailed information requests from the I.R.S and will provide comprehensive replies.

In addition, the Group is also subject to a tax review in the United States covering its ordinary activities in 2004 and 2005. This tax review is complicated by the numerous legal reorganizations which accompanied the piecemeal sale of U.S. Filter assets. The duration and outcome of this review are difficult to estimate precisely. Nonetheless, the majority of potential tax uncertainties, if confirmed, would have a limited impact on the consolidated financial statements of the Group due to the tax losses generated by the reorganization of the Water Division activities.

NOTE 38.

OFF-BALANCE SHEET COMMITMENTS

Specific commitments given

Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners. The gross amount of this investment could reach €426 million (50%), approximately €175 million of which would be borne by the Berlin Lander, representing a net commitment of €250 million. In the event of acquisition of these rights by landowners, the amounts paid would be recorded in operating financial assets in the Group balance sheet, net and remunerated under the contract.

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Breakdown by maturity of specific commitments given:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Southern Water Put	321	-	-	-	-	-
Specific Berlin contract commitment (50%)	610	426	426	102	324	-
Specific commitments given	931	426	426	102	324	-

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 39) nor specific commitments and contingencies described above.

Other commitments and contingencies are as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturity
				Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	3,108.4	4,043.6	5,591.4	852.9	2,588.4	2,150.1
Financial guarantees
Debt guarantees	250.8	300.7	355.6	128.3	153.9	73.4
Vendor warranties given	515.5	448.6	480.0	140.6	198.0	141.4
Commitments given
Purchase commitments	94.6	149.3	589.9	445.0	109.1	35.8
Sales commitments	8.6	31.3	27.2	9.8	15.4	2.0
Other commitments given
Letters of credit	819.7	904.5	573.8	327.7	241.1	5.0
Other commitments given	772.2	749.8	383.5	177.0	74.3	132.2
Other commitments given	5,569.8	6,627.8	8,001.4	2,081.3	3,380.2	2,539.9

Operational guarantees: in the course of their normal activities, the Group's subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Insurance companies have issued performance bonds in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of U.S.$1.4 billion (drawn U.S.$0.2 billion as of December 31, 2007).

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Vendor warranties: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €292 million.

Purchase commitments: these include commitments given by Group companies to purchase shares in other companies or to invest. As of December 31, 2007, these commitments mainly concerned the Energy Services Division (€225 million), the Environmental Services Division (€182 million), the Transportation Division (€103.5 million) and the Water Division (€79 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of changes in the U.S. dollar exchange rate on commitments and contingencies is approximately -€229.9 million and mainly concerns the Water Division (-€94.3 million) and Veolia Environnement (-€72.7 million).

Other commitments and contingencies given break down by Division as follows:

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Water	4,368.3	3,253.2	2,388.4
Environmental Services	1,171.1	876.7	715.2
Energy Services	755.7	543.0	541.6
Transportation	398.3	294.9	274.4
Proactiva	39.8	5.7	10.3
Holding companies	1,241.5	1,598.3	1,584.7
Other	26.7	56.0	55.2
Total	8,001.4	6,627.8	5,569.8

The increase in commitments given in the Water Division is mainly due to new construction contracts won in the Middle East and Australia by the Water Division and the impact of new acquisitions during the year.

Lease contracts entered into by the Group are analyzed in Notes 18 and 35.

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. In accordance with IAS 37 criteria, management does not consider it appropriate to record a provision in respect of these litigations at the balance sheet date, due to the uncertain nature of their outcome.

Commitments received

(€ million)	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Guarantees received	1,459.7	951.3	1,128.6
Debt guarantees	266.6	171.0	190.5
Vendor warranties received	53.6	34.6	27.4
Other guarantees received	1,139.5	745.7	910.7

The increase in these commitments is due to commitments received from our partners in respect of construction contracts in the Middle East and new acquisitions of the period.

In addition, the Group has undrawn medium and short-term credit lines and syndicated loans in the amount of €5 billion (see Note 30.2).

NOTE 39.

COLLATERAL GIVEN SUPPORTING BORROWINGS

As of December 31, 2007, €634 million of collateral guarantees was given supporting borrowings. The breakdown by type of asset is as follows (in € million):

Type of pledge / mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)
Intangible assets	2	1,706	0.10%
Property, plant and equipment	293	9,203	3.18%
Financial assets (*)	313	-
Total non-current assets	608	-	-
Current assets	26	17,214	0.15%
Total assets	634	-	-
* As the majority of financial assets pledged as collateral are shares of consolidated subsidiaries, the ratio is not significant.

The breakdown by maturity is as follows:

(€ million)	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	Maturing in
				Less than 1 year	1 to 5 years	More than 5 years
Intangible assets	2	2	2	-	2	-
Property, plant and equipments	461	390	293	64	173	56
Mortgage pledge	92	80	15	12	3	-
Other PP&E mortgage pledge (1)	369	310	278	52	170	56
Financial assets (2)	408	389	313	20	152	141
Current assets	35	23	26	9	17	-
Pledges on receivables	32	21	23	7	16	-
Pledges on inventories	3	2	3	2	1	-
Total	906	804	634	93	344	197
(1) mainly equipment and traveling systems. (2) including non-consolidated investments of €196 million and other financial assets of €117 million as of December 31, 2007.

NOTE 40.

RELATED PARTY TRANSACTIONS

The share capital of Veolia Environnement is widely held. As a result, certain shareholders holding only a small percentage of the share capital are nonetheless considered related parties.

Relations with BNP Paribas (1.03% interest in the share capital), Société Générale39 and Caisse des Dépôts et Consignations (10.36% interest in the share capital)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Veolia Environnement has financing relations with these three institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing ("Dailly law" discounting of receivables, securitization program and financing of the automobile pool) and cash management. Relations are remunerated at market rates.

In addition, Veolia Environnement signed a guarantee contract with Société Générale pursuant to the share capital increase detailed in the “Key events” note. This contract was signed on June 11, 2007 and authorized by the Board of Directors of Veolia Environnement on June 10, 2007 as a related party agreement €13.5 million was paid to Société Générale under this contract.

Vivendi Universal undertook to pay an indemnity to Veolia Environnement in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has an obligation to Veolia Environnement with respect thereto.

Conversely, Société Générale, considered as a related party, is liable to Veolia Environnement in this respect for a maximum amount of €59.0 million as of December 31, 2007, which may be claimed each year up to 2010 under the conditions laid down in the contract.

Veolia Environnement claimed an amount of €39.6 million from Société Générale in respect of 2007.

39 Société Générale no longer holds Veolia Environnement share capital as of 12/31/2007, but held 1.16% of the share capital as of 07/31/2007.

Relations with Electricité de France (3.88% interest in Veolia Environnement)

EDF Group has a 3.88% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2006/2007. Electricity sold by Dalkia to EDF in 2005, 2006 and 2007 totaled €455.0 million, €482.6 million and €521.7 million respectively.

Relations with EBRD

The European Bank for Reconstruction and Development (EBRD) holds minority interests in Group operating entities in Central Europe, primarily in the Energy Services, Transportation and Water Divisions. In 2007, the EBRD subscribed to a reserved share capital increase in the amount of €90.4 million, performed by the subsidiary holding the Water Division’s investments in Central and Eastern Europe (10% of the share capital).

Relations with proportionately consolidated companies

• Veolia Environnement granted a loan of €986 million to Dalkia International, proportionately consolidated by Dalkia at 75.81%. The non-group portion of this loan is recorded in assets in the Group consolidated balance sheet (Other non-current financial assets) in the amount of €238.7 million.

• With respect to the Berlin water services company acquisition debt, Veolia Environnement guaranteed the debts issued by RVB, proportionately consolidated at 50%, in the amount of €675 million.

• In addition, given the Group’s businesses, operating flows between companies are generally limited to companies operating in the same country. As such, the level of operating transactions between the Group and proportionately consolidated companies is not material.

However, certain contractual agreements, notably in Asia and Central Europe, impose the existence of a holding company (generally equity accounted or proportionately consolidated) and companies carrying the operating contract (generally fully consolidated). These complex legal arrangements generate “asset provision” flows between the companies jointly controlled or subject to significant influence and the companies controlled by the Group. Assets are generally provided for a specific remuneration that may or may not include the maintenance of the installations in good working order or the technical improvement of the installations.

Compensation of Executive Committee members and directors

Members of the Group Executive Committee represent the key management personnel of the Group.

• Compensation of Chairman and Chief Executive Officer

The following schedule presents the total gross compensation (fixed and variable compensation, directors' fees and employee benefits) paid to Henri Proglio during 2005, 2006 and 2007.

(in euros)	Compensation			Directors fees' paid by controlled companies	Benefits in kind(4)	Total gross compensation
	Fixed	Variable	VE directors' fees
Compensation paid in 2005	944,996	850,000 (1)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996	1,062,500 (2)	38,250	66,382	2,666	2,114,794
Compensation paid in 2007	992,000	1,275,000 (3)	40,000	64,079	2,954	2,374,033
(1) Variable compensation paid in 2005 in respect of 2004. (2) Variable compensation paid in 2006 in respect of 2005. (3) Variable compensation paid in 2007 in respect of 2006. (4) Company car.

The Chairman and Chief Executive Officer is a member of the supplementary defined contribution collective pension plan for Group Executive Management and the Executive Committee supplementary defined benefit collective pension plan set up in 2006.

• Compensation of Directors (excluding the Chairman and Chief Executive Officer)

Directors' fees paid to Directors, excluding the Chairman and Chief Executive Officer, totaled €648,186.25.

• Compensation of Executive Committee members (excluding the Chairman and Chief Executive Officer) (1)

(in euros)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2005	2,393,989	1,539,360 (2)	3,933,349
Compensation paid in 2006	2,431,494	1,950,000 (3)	4,381,494
Compensation paid in 2007	2,160,041	2,109,478 (4)	4,269,519

(1) Executive Committee members as of December 31, 2007.

(2) Variable compensation paid in 2005 in respect of 2004.

(3) Variable compensation paid in 2006 in respect of 2005.

(4) Variable compensation paid in 2007 in respect of 2006.

Profit sharing compensation, not included in the above amounts, of €30,000 was paid in June 2007 in respect of 2006.

Members of the Company’s Executive Committee also received total directors' fees of €203,308, in respect of their duties in Veolia Environnement Group companies, in France and abroad.

• Share purchase and subscription options

Share subscription or purchase options granted to the Chairman and Chief Executive Officer in 2007: 110,000

Share subscription or purchase options exercised by the Chairman and Chief Executive Officer in 2007: 299,733

Share subscription or purchase options granted to Executive Committee members (excluding the Chairman and Chief Executive Officer) in 2007: 220,000

Share subscription or purchase options exercised by Executive Committee members (excluding the Chairman and Chief Executive Officer) in 2007: 254,187

NOTE 41.

CONSOLIDATED EMPLOYEES

Consolidated employees * break down as follows:

By category	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Consolidated employees*	284,072	260,088	241,627

By Division	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Water	74,280	65,246	62,599
Environmental Services	84,994	78,951	69,012
Energy Services	46,387	42,651	39,429
Transportation	73,299	69,320	66,089
Proactiva	4,503	3,399	4,084
FCC	-	-	-
Other	609	521	414
Consolidated employees*	284,072	260,088	241,627

By company	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Fully consolidated companies	241,857	222,634	208,072
Proportionately consolidated companies	42,215	37,454	33,555
Consolidated employees*	284,072	260,088	241,627

*

Consolidated employees is equal to the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included in the percentage of consolidation. Employees of equity associates are not included.

The increase in the number of employees in 2007 is mainly due to the signature of new Chinese contracts (average number of employees in 2007 = 1,835) in the Water Division, to the acquisition of the Sulo Group (average number of employees in 2007 = 3,959) in the Environmental Services Division and to SNCM, where employee numbers increased by 1,007 (full year effect), in the Transportation Division.

NOTE 42.

GREENHOUSE GAS EMISSION RIGHTS

The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At an international level, the Kyoto protocol, finalized in 1997, came into effect in February 2005, for the period 2008-2012. At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, a trading system for carbon gas emission rights. This trading system came into effect at the beginning of 2005 and covers the period 2008-2012.

In this context, the Group (primarily the Energy Services Division) was allocated CO2 emission rights by the different Member States of the European Union, covering the 3-year period from 2005 to 2007, known as phase 1.

The position in 2007 is as follows:

Volume in thousands of metric tons	As of January 1, 2007	Entries into the consolidation scope	Granted	Purchased / sold	Consumed	As of December 31, 2007
Total	987	203	16,029	(3, 981)	(12,165)	1,073

The balance as of January 1, 2007 takes into account allowances consumed in 2006 and surrendered in February 2007.

Entries into the scope of consolidation concern Dalkia acquisitions in Europe.

By optimizing installations and climatic conditions, the Group was able to generate surpluses. It was then able to create value from these surpluses by entering into forward sale transactions and swaps classified as trading transactions in accordance with accounting standards.

Note that residual phase 1 rights are estimated at 1,073 thousand metric tons of greenhouse gas emission rights based on the consumption of 12,165 thousand metric tons of greenhouse gas emission rights in 2007 and that this balance cannot be carried forward to future periods.

Phase II rights (2008-2012) are estimated at €494 million.

NOTE 43.

SEGMENT REPORTING

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Environmental Services, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

Business segments

Revenue by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	10,927.4	10,087.6	9,134.2
Environmental Services	9,214.3	7,462.9	6,748.7
Energy Services	6,896.4	6,118.4	5,463.6
Transportation	5,590.1	4,951.5	4,223.9
Revenue as per the consolidated income statement	32,628.2	28,620.4	25,570.4

Inter-segment revenue (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	25.5	19.4	10.0
Environmental Services	80.9	68.4	55.9
Energy Services	47.6	36.2	29.7
Transportation	5.4	5.9	5.1
Inter-segment revenue	159.4	129.9	100.7

Operating income by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	1,267.7	1,160.6	1,002.3
Environmental Services	803.5	648.3	543.6
Energy Services	398.7	377.7	315.3
Transportation	130.3	13.6	116.8
Total business segments	2,600.2	2,200.2	1,978.0
Unallocated operating income	(103.3)	(67.3)	(85.1)
Operating income as per the consolidated income statement	2,496.9	2,132.9	1,892.9

Net charge to operating depreciation, amortization and provisions by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	(396.0)	(436.3)	(420.9)
Environmental Services	(696.8)	(529.4)	(496.4)
Energy Services	(150.2)	(122.9)	(155.4)
Transportation	(189.9)	(293.2)	(160.4)
Total business segments	(1,432.9)	(1,381.8)	(1,233.1)
Unallocated net charge to operating depreciation, amortization and provisions	(29.4)	(28.0)	(59.4)
Net charge to operating depreciation, amortization and provisions	(1,462.3)	(1,409.8)	(1,292.5)

Impairment losses by segment for the year ended December 31, 2007	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total
(€ million)
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(110.8)	(68.4)	(19.5)	(39.1)	(6.6)	(244.4)
Reversals of impairment losses recognized in net income	105.4	32.6	38.0	12.1	3.3	191.4
Net income impact	(5.4)	(35.8)	18.5	(27.0)	(3.3)	(53.0)

Impairment losses by segment for the year ended December 31, 2006 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.6)	(38.8)	(34.1)	(81.6)	(7.2)	(269.3)
Reversals of impairment losses recognized in net income	74.0	38.7	44.8	8.3	5.5	171.3
Net income impact	(33.6)	(0.1)	10.7	73.3	1.7	(98.0)

Impairment losses by segment for the year ended December 31, 2005 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.5)	(45.4)	(63.9)	(6.0)	(11.6)	(234.4)
Reversals of impairment losses recognized in net income	90.9	42.2	39.5	5.1	6.8	184.5
Net income impact	(16.6)	(3.2)	(24.4)	(0.9)	(4.8)	(49.9)

Share of net income of associates by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	3.3	3.4	2.4
Environmental Services	3.3	(3.8)	1.6
Energy Services	3.1	2.6	1.9
Transportation	7.2	3.8	0.6
Total business segments	16.9	6.0	6.5
Unallocated share of net income of associates	-	-	-
Share of net income of associates as per the consolidated income statement	16.9	6.0	6.5

Capital expenditure by segment (€ million)	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Water	866.0	853.0	771.0
Environmental Services	846.0	692.0	639.0
Energy Services	429.0	318.0	252.0
Transportation	459.0	302.0	193.0
Total capital expenditure	2,600.0	2,165.0	1,855.0

Assets by segment as of December 31, 2007	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
(€ million)
Goodwill, net	2,208.2	3,049.5	1,098.1	556.7	0.7	6,913.2
Intangible assets and property, plant and equipment, net	5,658.3	4,292.4	2,112.0	1,694.2	141.9	13,898.8
Operating financial assets	3,884.5	902.4	712.3	123.0	5.4	5,627.6
Working capital assets including DTA	5,847.8	3,257.4	3,755.2	1,321.1	585.4	14,766.9
Total segment assets	17,598.8	11,501.7	7,677.6	3,695.0	733.4	41,206.5
Investments in associates	137.2	75.5	25.5	53.9	-	292.1
Other unallocated assets					4,808.3 *	4,808.3
Total assets	17,736.0	11,577.2	7,703.1	3,748.9	5,541.7	46,306.9
* Including Assets classified as held for sale of €122.5 million (Transportation Division for €103.9 million and Environmental Services Division for €18.6 million).

Assets by segment as of December 31, 2006 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,029.3	2,294.0	839.2	543.2	(0.7)	5,705.0
Intangible assets and property, plant and equipment, net	5,142.5	3,492.1	1,309.5	1,570.0	130.0	11,644.1
Operating financial assets	3,830.5	737.0	771.1	115.4	5.6	5,459.6
Working capital assets including DTA	5,260.3	2,670.9	3,357.7	1,213.2	554.1	13,056.2
Total segment assets	16,262.6	9,194.0	6,277.5	3,441.8	689.0	35,864.9
Investments in associates	130.7	44.4	19.6	46.3	-	241.0
Other unallocated assets					4,017.8*	4,017.8
Total assets	16,393.3	9,238.4	6,297.1	3,488.1	4,706.8	40,123.7
* Including Assets classified as held for sale of €67.3 million (Transportation Division for €42.3 million and Environmental Services Division for €25 million).
Assets by segment as of December 31, 2005 (€ million)	Water	Environ-mental Services	Energy Services	Transport-ation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	1,942.5	1,527.7	836.3	446.7	(0.9)	4,752.3
Intangible assets and property, plant and equipment, net	4,699.0	3,157.7	1,171.5	1,121.0	109.7	10,258.9
Operating financial assets	3,863.3	749.2	822.1	104.4	6.4	5,545.4
Working capital assets including DTA	5,181.4	2,298.1	3,137.6	993.5	243.6	11,854.2
Total segment assets	15,686.2	7,732.7	5,967.5	2,665.6	358.8	32,410.8
Investments in associates	131.4	53.8	10.6	5.7	-	201.5
Other unallocated assets					3,768.7*	3,768.7
Total assets	15,817.6	7,786.5	5,978.1	2,671.3	4,127.5	36,381.0
* Including Assets classified as held for sale of €1.6 million (Environmental Services Division).

Liabilities by segment as of December 31, 2007 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,013.9	873.6	476.1	456.7	144.3	2,964.6
Working capital liabilities including DTL	6,855.4	3,138.3	2,996.7	1,544.1	205.0	14,739.5
Other segment liabilities	-	-	-	-	-	-
Total segment liabilities	7,869.3	4,011.9	3,472.8	2,000.8	349.3	17,704.1
Other unallocated liabilities					28,602.8 *	28,602.8
Total liabilities	7,869.3	4,011.9	3,472.8	2,000.8	28,952.1	46,306.9
* Including Liabilities directly associated with assets classified as held for sale of €1.9 million (Veolia Environnement SA).

Liabilities by segment as of December 31, 2006 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,012.4	791.3	464.0	611.9	142.9	3,022.5
Working capital liabilities including DTL	6,238.8	2,548.9	2,524.1	1,361.0	100.7	12,773.5
Other segment liabilities	273.4	41.6	29.1	12.2	(3.1)	353.2
Total segment liabilities	7,524.6	3,381.8	3,017.2	1,985.1	240.5	16,149.2
Other unallocated liabilities					23,974.5*	23,974.5
Total liabilities	7,524.6	3,381.8	3,017.2	1,985.1	24,215.0	40,123.7
* Including Liabilities directly associated with assets classified as held for sale of €59.4 million (Transportation Division).

Liabilities by segment as of December 31, 2005 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,059.0	575.7	476.1	164.0	127.2	2,402.0
Working capital liabilities including DTL	5,849.4	2,084.3	2,373.2	1,161.4	106.5	11,574.8
Other segment liabilities	289.0	36.9	25.1	8.5	(1.2)	358.3
Total segment liabilities	7,197.4	2,696.9	2,874.4	1,333.9	232.5	14,335.1
Other unallocated liabilities					22,045.9	22,045.9
Total liabilities	7,197.4	2,696.9	2,874.4	1,333.9	22,278.4	36,381.0

Geographical area

Geographical breakdown of Revenue

Year ended December 31, 2007	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Middle East	Rest of the world	Total
(€ million)
Water	4,927.2	1,276.9	573.4	1,413.0	539.3	299.8	732.8	313.9	851.1	10,927.4
Environmental Services	3,332.0	787.9	1,776.0	993.5	1,315.8	430.7	181.4	63.3	333.7	9,214.3
Energy Services	3,852.2	80.5	473.5	2,159.9	15.3	69.1	42.3	52.5	151.1	6,896.4
Transportation	2,144.5	557.6	122.8	1,466.9	710.0	508.6	4.5	17.3	57.9	5,590.1
Revenue	14,255.9	2,702.9	2,945.7	6,033.3	2,580.4	1,308.2	961.0	447.0	1,393.8	32,628.2

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,802.4	1,282.6	552.2	1,279.4	640.8	123.9	578.9	827.4	10,087.6
Environmental Services	3,112.1	151.7	1,135.4	817.2	1,354.2	402.9	167.0	322.4	7,462.9
Energy Services	3,535.4	62.5	426.2	1,899.9	10.3	-	25.0	159.1	6,118.4
Transportation	1,953.1	496.1	73.0	1,321.4	645.0	404.6	-	58.3	4,951.5
Revenue	13,403.0	1,992.9	2,186.8	5,317.9	2,650.3	931.4	770.9	1,367.2	28,620.4

Year ended December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,459.4	1,204.5	463.9	1,110.9	581.8	100.5	433.7	779.5	9,134.2
Environmental Services	2,990.1	144.6	861.9	699.9	1,216.4	383.9	146.9	305.0	6,748.7
Energy Services	3,256.5	66.4	367.5	1,657.9	5.0	-	16.7	93.6	5,463.6
Transportation	1,733.2	401.8	33.8	1,239.9	380.1	393.6	-	41.5	4,223.9
Revenue	12,439.2	1,817.3	1,727.1	4,708.6	2,183.3	878.0	597.3	1,219.6	25,570.4

Geographical breakdown of segment assets

As of December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,559.2	4,510.0	1,914.7	1,999.6	407.0	3,208.3	17,598.8
Environmental Services	3,396.2	1,337.4	2,380.0	1,819.1	1,806.8	762.2	11,501.7
Energy Services	3,774.9	115.8	232.3	2,678.0	661.8	214.8	7,677.6
Transportation	1,748.5	354.3	116.5	846.8	385.0	243.9	3,695.0
Unallocated amounts	322.0	-	20.3	13.4	249.4	128.3	733.4
Segment assets	14,800.8	6,317.5	4,663.8	7,356.9	3,510.0	4,557.5	41,206.5

As of December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,145.0	4,427.0	1,706.3	1,769.6	583.3	2,631.4	16,262.6
Environmental Services	3,212.0	89.7	2,503.9	828.5	1,834.1	725.8	9,194.0
Energy Services	3,608.2	87.2	192.2	2,246.5	7.4	136.0	6,277.5
Transportation	1,640.3	348.5	96.6	774.2	354.4	227.8	3,441.8
Segment assets	13,605.5	4,952.4	4,499.0	5,618.8	2,779.2	3,721.0	35,175.9

As of December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,137.8	4,430.1	1,574.6	1,429.3	831.8	2,282.6	15,686.2
Environmental Services	3,006.0	87.7	1,247.9	641.0	1,985.0	765.1	7,732.7
Energy Services	3,596.8	64.0	182.6	2,043.1	6.0	75.0	5,967.5
Transportation	995.2	404.0	15.9	801.3	220.4	228.8	2,665.6
Segment assets	12,735.8	4,985.8	3,021.0	4,914.7	3,043.2	3,351.5	32,052.0

Geographical breakdown of capital expenditure

Year ended December 31, 2007 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	414	28	157	83	22	162	866
Environmental Services	302	36	101	114	196	97	846
Energy Services	239	6	3	136	2	43	429
Transportation	240	28	25	95	22	49	459
Capital expenditure	1,195	98	286	428	242	351	2,600

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	412	25	129	92	11	184	853
Environmental Services	285	8	66	88	164	81	692
Energy Services	182	13	6	101	4	12	318
Transportation	132	34	36	76	10	14	302
Capital expenditure	1,011	80	237	357	189	291	2,165

Year ended December 31, 2005 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	386	40	79	87	17	162	771
Environmental Services	271	8	114	61	105	80	639
Energy Services	160	1	9	73	2	7	252
Transportation	87	37	1	51	5	12	193
Capital expenditure	904	86	203	272	129	261	1,855

NOTE 44.

POST-BALANCE SHEET EVENTS

On November 19, 2007, the Environmental Services Division announced the signature of an agreement for the acquisition of the entire share capital of Bartin Recycling Group, a company specializing in the collection and recovery of industrial waste and in particular the recycling of ferrous and non-ferrous metals. This acquisition is consistent with the Environmental Services Division strategy of “turning waste into a resource” and of continuing to develop its waste management activity in the recycling segment. This transaction represents an investment of €147 million for the Environmental Services Division and was finalized on February 13, 2008.

In February 2008, following a takeover bid launched on December 17, 2007, Dalkia became the majority shareholder with a stake of 97.9% in Praterm, a heat production and distribution company in Poland. This transaction enabled Dalkia to strengthen its position in this country, where it already owns two of the largest heating networks in Poznan and Lodz. This transaction represents an investment of €109 million for Dalkia.

NOTE 45.

MAIN COMPANIES INCLUDED IN THE 2007 CONSOLIDATED FINANCIAL STATEMENTS

In 2007, the Group consolidated or accounted for a total of 2,535 companies, of which the principal companies are:

Company and address	French company registration number (N° Siret)	Consolidation method	% interest
Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	40 321 003 200 047	FC	100.00
Société d’Environnement et de Services de l’Est SAS 2, rue Annette Bloch – 25200 Montbéliard	44 459 092 100 052	FC	80.47
WATER
Veolia Eau - Compagnie Générale des Eaux 52, rue d’Anjou – 75008 Paris	57 202 552 600 029	FC	100.00
Veolia Water 52, rue d’Anjou – 75008 Paris	42 134 504 200 012	FC	100.00
Including the following companies in France :
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	77 566 736 301 597	FC	100.00
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray – 75008 Paris	32 920 774 000 047	FC	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	54 205 494 500 069	FC	99.86
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 – 44100 Nantes	57 575 016 100 342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau 12, boulevard René Cassin – 06100 Nice	78 015 329 200 112	FC	99.72
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch – 77000 Vaux Le Pénil	78 575 105 800 047	FC	99.28
Société des Eaux de Marseille 25, rue Edouard Delanglade – BP 29 – 13254 Marseille	5 780 615 000 017	PC	48.85

Société des Eaux du Nord 217, boulevard de la Liberté – 59800 Lille	57 202 641 700 244	PC	49.55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	31 863 464 900 053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique and its subsidiaries 28, rue de la Baume – 75008 Paris	56 207 750 300 018	FC	99.03
Veolia Water Solutions & Technologies and its subsidiaries l’Aquarène – 1, place Montgolfier – 94417 St Maurice Cedex	41 498 621 600 037	FC	100.00
OTV France l’Aquarène – 1 place Montgolfier – 94410 SAINT MAURICE	433 998 473 000 14	FC	100.00
Société Internationale de Dessalement 54 rue de Clichy – 75009 PARIS	342 500 956 000 12	FC	100.00
Including the following foreign companies :
Veolia Water UK Plc and its subsidiaries 37-41 Old Queen Street – London SW1H 9JA (United Kingdom)		FC	100.00
Three Valleys Water Plc Bishops Rise Hatfield – Hertfordshire AL10 9HL (United Kingdom)		FC	100.00
Veolia Water North America and its subsidiaries 14950 Heathrow Forest Parkway – Suite 200 Houston TX77032 Texas (United States)		FC	100.00
Veolia Wasser GmbH and its subsidiaries Lindencorso Unter den linden 21 – D 10 117 Berlin (Germany)		FC	100.00
Berliner Wasserbetriebe Anstalt des Offentichen Rechts Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)		PC	24.95
Braunschweig Versorgungs AG GMBH Taubenstrasse 7 D-38 108 Braunschweig (Germany)		FC	74.90
Aquiris SA Avenue de Vilvorde 450 - 1130 Brussels (Belgium)		FC	98.50
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2, Sector 1, Bucharest (Romania)		FC	73.69
Veolia Voda and its subsidiaries 52, rue d’Anjou – 75 008 Paris	434 934 809 00016	FC	90.00
Prazske Vodovody A Kanalizagce As 11 Parizska -11 000 Prague 1 (Czech Republic)		FC	90.00

Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska – 41 550 Teplice (Czech Republic)		FC	45.09
Shenzhen Water Group Company Ltd and its subsidiaries Water Tower, n°1019 Shennan Zhong Road – Shenzhen 518031 (China)		PC	25.00
Shanghai Pudong Veolia Water Corporation Ltd 703 Pujian Road, Pudong New District, 200127 Shanghai (China)		PC	50.00
Changzhou CGE Water Co Ltd 12 Juqian Road – Changzhou (China)		PC	24.99
Kunming CGE Water Supply Co Ltd No626 Beijing Road - Kunming (China)		PC	24.99
Veolia Water Korea Co Ltd and its subsidiaries San 5-1, Kagwa-Ri, Bubal-Eup, Inchon-Shi, GYONGGI-DO 467-701 (South Korea)		FC	100.00
Veolia Water Australia and its subsidiaries 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	100.00
Société d’Energie et d’Eau du Gabon Avenue Felix Eboué BP 2187 – Libreville (Gabon)		FC	41.08
Veolia Water AMI and its subsidiaries 52 rue d’Anjou – 75 008 Paris	403 105 919 00019	FC	80.55
Amendis 23 rue Carnot – 90 000 Tanger (Morocco)		FC	65.25
REDAL SA 6 Zankat Al Hoceima, BP 161 – 10 000 Rabat (Morocco)		FC	65.59
Lanzhou Veolia Water Co LTD No 22 Hua Gong Street, Xigu District, Lanzhou, Gansu Province, China		PC	22.95
Sharqiyah Desalination Co. SAOC PO Box 685, PC 114 Jibroo, Sultanate of Oman	1 011 277	FC	54.81
ENVIRONMENTAL SERVICES
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	57 222 103 400 778	FC	100.00
Société d’Assainissement Rationnel et de Pompage (S.A.R.P.) and its subsidiaries 162/166 boulevard de Verdun - Energy Park IV 92413 Courbevoie Cedex	77 573 481 700 353	FC	99.55

SARP Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville 78520 Limay	30 377 298 200 029	FC	99.84
Veolia Propreté Nettoyage et Multiservices and its subsidiaries 132, boulevard de Verdun - Energy Park IV 92400 Courbevoie Cedex	334 516 895 000 11	FC	100.00
ROUTIERE DE L'EST PARISIEN ZI Rue Robert Moinon 95190 GOUSSAINVILLE	61 200 696 500 026	FC	100.00
ONYX AUVERGNE RHONE ALPES 235, Cours Lafayette 69006 LYON	30 259 089 800 169	FC	100.00
VALNOR 5, rue de Courtalin - Val d'Europe 77450 MAGNY LE HONGRE	41 030 116 200 302	FC	100.00
OTUS 26, avenue des Champs Pierreux 92000 NANTERRE	62 205 759 400 336	FC	100.00
Including the following foreign companies :
Veolia ES Holding PLC and its subsidiaries Veolia house – 154A Pentonville Road N1 9PE – London (United Kingdom)		FC	100.00
Veolia Environmental Services North America Corp. 700 E. Butterfield road - Suite 201 IL 60148 LOMBARD (USA)		FC	100.00
Veolia ES Solid Waste, Inc One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (USA)		FC	100.00
MONTENAY INTERNATIONAL One Pennsylvania Plaza - Suite 4400 NY 10119 NEW YORK (USA)		FC	100.00
VES TECHNICAL SOLUTIONS LLC Butterfield Center – 700 East Butterfield Road, #201 60148 LOMBARD (USA)		FC	100.00
Veolia ES Industrial Services, Inc 1980 North Highway 146 La Porte 77571 Texas (USA)		FC	100.00
VEOLIA ES CANADA SERVICES INDUSTRIELS INC 1705, 3eme avenue Canadian Corporate Office - 80 Birmingham Street L8L 6W5 HAMILTON (CANADA)		FC	100.00

Veolia Environmental Services Australia Pty Ltd Level 4, Bay Center – 65 Pirrama Road – P.O. Box H126 –NSW 2009 – Pyrmont (Australia)		FC	100.00
Veolia Environmental Services Asia Pte Ltd 50, Robinson Road – 16-00 Building , Centennial Tower – Singapore		FC	100.00
Veolia Environnmental Services China LTD 7/F Allied Kajima Building 138 Gloucester Road – Central - HONG-KONG		FC	100.00
Marius Pedersen / Veolia Miljøservice Holding A/S – Danemark and its subsidiaries		FC	65.00
VEOLIA MILJØ AS Box 567 Skoyen 0214 OSLO (NORGE)		FC	100.00
Veolia Environmental Services Belgium NV and its subsidiaries 642 Mechelsesteenweg, 1800 Vilvorde (Belgium)		FC	100.00
Veolia Umweltservice GmbH (ex Sulo) Am Sandtorkai 75 D-20457 Hamburg		FC	100.00
Veolia Servizi Ambientali SpA and its subsidiaries Riazza Della Repubblica 7 Milan – 20121 -(Italia)		FC	100.00
ENERGY
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 321 129 500 023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	45 650 053 700 018	FC	65.96
Dalkia Investissement 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	40 443 498 700 073	PC	33.00
Dalkia International 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	43 353 956 600 011	PC	50.03
Crystal S.A. 28, rue Kleber 92320 Chatillon	32 249 827 000 014	FC	65.95
Citelum et ses filiales 37, rue de Lyon – 75012 Paris	38 964 385 900 019	FC	65.96
Proxiserve Holding (and its subsidiaries) 7 Rue Troncon du Coudray – 75008 Paris	403 210 875 00015	FC	82,98

Clemessy and its subsidiaries 18, rue de Thann – 68200 Mulhouse	94 575 213 700 212	FC	65.68
Including the following foreign companies :
Dalkia PLC and its subsidiaries Elizabeth House – 56-60 London Road – Staines TW18 4BQ (UK)		PC	50.03
Dalkia NV and its subsidiaries 52, Quai fernand demets – 1070 – Anderlecht (Belgium)		PC	50.03
Siram SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milano (Italia)		PC	50.03
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 – 28 027 Madrid (Spain)		PC	50.03
Dalkia GmbH and its subsidiaries Carl-Ulrich-Strabe 4 – 63263 Neu Isenburg (Germany)		PC	50.03
Dalkia SGPS SA and its subsidiaries Estrada de Paço d’Arcos 2780 – 666 Paco d’Arços (Portugal)		PC	50.03
Dalkia Limitada and its subsidiaries Rua Fidencio Ramos, 223 – 13 andar, Vila Olimpia 4551-60 Sao Paulo SP (Brazil)		PC	50.03
Dalkia Polska and its subsidiaries Ul Kruczkowskiego 8 – 00 380 Varsovie (Poland)		PC	32.52
Zespol Elektrocieplownl w Lodzi and its subsidiary Ul.Jadzi. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	18.37
Dalkia AB and its subsidiaries Hälsingegatan 47 – 113 31 Stockholm (Sweden)		PC	50.03
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	50.03
UAB Vilnius Energija Joconiu St. 13 - 02300 VILNIUS (Lituania)		PC	50.03
Dalkia Energia Zrt. and its subsidiaries Budafoki út 91-93 – H-1117 Budapest (Hungaria)		PC	49.88
Dalkia a.s et ses filiales Kutlíkova 17 – Technopol – 851 02 Bratislava 5 (Slovakia)		PC	50.03
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 – 709 74 Ostrava (Czech Republic)		PC	49.06
TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61 boulevard des Dames – 13002 Marseille	775 558 463 00011	FC	28.29

C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines 163 / 169, avenue Georges Clémenceau – 92000 Nanterre	552 022 063 01075	FC	99.88
VEOLIA TRANSPORT URBAIN Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00
Veolia Eurolines and its subsidiaries 163/169, avenue Georges Clémenceau - 92000 Nanterre	434 009 254 00021	FC	99.97
Veolia Cargo 169, avenue Georges Clemenceau – 92000 Nanterre	444 413 942 00012	FC	100.00
Including the following foreign companies :
VEOLIA TRANSPORTATION Inc. and its subsidiaries 8757 Georgia Avenue – Suite 1300 – Silver Pring MD 20910 Baltimore (USA)		FC	100.00
Super Shuttle International Inc, and its subsidiaries 14500 N. Northsight boulevard, Suite 329 Scottsdale, AZ 85260 (USA)		FC	81.00
VEOLIA TRANSPORT AUSTRALASIA P/L and its subsidiaries Level 24, 1 Spring Street Melbourne, Victoria 3000, Australia		FC	100.00
Connex Melbourne Pty Ltd 1 Spring Street Melbourne, Victoria 3001, Australia		FC	100.00
Veolia Transport Northern Europe AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00
VEOLIA TRANSPORT NORD AS Havnegata 3, Postboks 308 9615 Hammerfest (Norway)		FC	100.00
Veolia Transport Sverige AB and its subsidiaries Englundavägen 9, Box 1820 SE-171 24 Solna (Sweden)		FC	100.00
People Travel Group AB 72 Klarabergsviadukten 11 164 Stockholm (Sweden)		FC	100.00
Veolia Transport Norge AS Klubbgaten 1 – N 4013 – Stavanger (Norway)		FC	100.00
VEOLIA TRANSPORT UK LTD and its subsidiaries 37-41 Old Queen Street London SW 1H 9JA, (United Kingdom)		FC	100.00
Veolia Transport Nederland Holdings BV and its subsidiaries Mastbosstraat 12 - Postbus 3306 4813 GT Breda		FC	100.00
Veolia Transport Belgium nv and its subsidiaries Groenendaallaan 387 2030 Antwerp		FC	100.00

Veolia Transport Central Europe GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin	FC	65.00
Veolia Verkehr GmbH and its subsidiaries Georgenstrasse 22 10117 Berlin	FC	100.00
Veolia Transport Ceska Republica a.s. K Hutim 664/7 198 00 Praha 9 (Czech Republic)	FC	65.00

PROACTIVA Medio Ambiete SA Calle Cardenal Marcelo Spinola 8 – 3a – 28016 Madrid (Spain)	PC	50.00
Veolia Energy North America Holding 1250 handcock street Suite 204N Quincy Massachusetts 02169	FC	100.00
Thermal North America Inc 99 summer street; suite 900 Boston Massachusetts 02110	FC	100.00

Consolidation method

FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

This is a free translation into English of the statutory auditors’ report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors’ report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Auditors’ report on the consolidated financial statements

Year ended December 31, 2007

To the Shareholders,

In compliance with the assignment entrusted to us by your Annual General Meetings, we have audited the accompanying consolidated financial statements of Veolia Environnement SA for the year ended December 31, 2007.

The consolidated financial statements have been approved by the Board of Directors of Veolia Environnement SA. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities, of the financial position of Veolia Environnement SA and its subsidiaries (“the Group”) as of December 31, 2007 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matters:

The note 2 to the consolidated financial statements sets out judgments and estimates made by the management. In connection with our audit, we considered that those judgments and estimates relate principally to tangible and intangible assets (notes 1-10, 1-20, 4, 5, 6, 7 and 11), financial assets (notes 10 and 14), income taxes (notes 1-19, 12 and 25), provisions and pension benefits (notes 1-13, 1-15, 17 and 32) and financial instruments (notes 1-14, 1-27, 30 and 31). Our works included the evaluation of the data and assumptions on which those judgments and estimates were based, the review of the calculation, on a test basis, made by the company, and the review of the appropriateness of the information presented in the notes to the consolidated financial statements. Within the framework of the justification of our assessments, we ensured of the reasonableness of these estimates.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

3. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report (rapport de gestion). We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, March 28, 2008
The Statutory Auditors
KPMG Audit		ERNST & YOUNG et Autres
Département de KPMG S.A.

Jay Nirsimloo	Baudouin Griton	Patrick Gounelle	Jean Bouquot

20.2

Statutory Financial Statements

Balance Sheet as of December 31, 2007

(in euro)

Assets	December 31, 2007			December 31, 2006
	GROSS	AMORT. & PROV.	NET	NET

SHARE CAPITAL SUBSCRIBED BUT NOT CALLED	-	-	-	-

NON-CURRENT ASSETS
Intangible assets	-	-	-	-
Preliminary expenses	-	-	-	-
Research & development expenditure
Concessions, patents, licenses, trademarks, processes, software, rights and similar	14,095,025	5,504,769	8,590,256	683,258
Purchased goodwill (1)				-
Other intangibles				-
Intangible assets under construction	11,637,090		11,637,090	9,837,811
Property, plant and equipment
Land				-
Buildings				-
Industrial and technical plant				-
Other plant and equipment	2,498,717	1,353,078	1,145,639	1,581,547
PP&E under construction				-
Payments on account - PP&E	947,596		947,596	-
Long-term loans and investments (2)
Equity investments	12,892,844,164	73,734,336	12,819,109,828	11,515,851,486
Loans to equity investments	5,761,108,560		5,761,108,560	4,523,054,911
Long-term portfolio investments (TIAP)				-
Other long-term investment securities	128,841,117		128,841,117	49,845,377
Loans	67,200		67,200	492,577
Other long-term loans and investments	357,539,459		357,539,459	369,886,213
TOTAL (I)	19,169,578,928	80,592,183	19,088,986,745	16,471,233,180

CURRENT ASSETS
Inventories and work-in-progress
Raw materials & supplies				-
Work in process – goods and services				-
Semi-finished and finished goods				-
Bought-in goods				-

Payments on account – inventories	3,864,805		3,864,805	1,267,899

Receivables (3) :
Trade receivables
Trade receivables and related accounts	157,514,635		157,514,635	108,987,706
Other receivables	3,433,064,251		3,433,064,251	3,155,703,101
Miscellaneous receivables
Share capital subscribed and called but not paid in				-

Marketable securities
Treasury shares	146,620,244		146,620,244	156,473,955
Other securities	1,395,106,916		1,395,106,916	1,035,645,355
Treasury instruments - Assets	204,145,696		204,145,696	159,529,286

Cash at bank and in hand	144,402,086		144,402,086	43,796,938

Prepayments (4)	26,702,630		26,702,630	38,490,391
TOTAL (II)	5,511,421,263		5,511,421,263	4,699,894,631
ACCRUED INCOME AND DEFERRED CHARGES
Deferred charges (III)	29,073,409		29,073,409	27,079,076
Bond redemption premiums (IV)	54,912,432		54,912,432	38,795,885
Unrealized foreign exchange losses (V)	136,507,515		136,507,515	68,706,536
GRAND TOTAL (I+II+III+IV+V)	24,901,493,547	80,592,183	24,820,901,364	21,305,709,308

(1) Of which leasehold rights			-	-
(2) Portion due within less than one year			43,410,981	91,587,859
(3) Portion due within more than one year			28,874,982	24,598,855
(4) Portion due within more than one year			16,903,682	23,851,756

EQUITY AND LIABILITIES	2007	2006

SHAREHOLDERS’ EQUITY
Share capital (of which paid in: 2,358,813,780)	2,358,813,780	2,063,132,750
Additional paid-in capital	8,992,260,346	6,453,910,817
Revaluation reserves		-
Equity accounting revaluation reserve		-

Reserves:
Reserve required by law	152,255,065	131,507,792
Reserves required under the bylaws or contractually		-
Special long-term capital gain reserve		-
Other reserves	343,226,042	343,226,042
Retained earnings	707,146,231	732,650,010
Net income (loss) for the period	491,255,300	414,945,460
SUB-TOTAL: Shareholders’ equity	13,044,956,764	10,139,372,871

INVESTMENT SUBSIDIES		-
TAX-DRIVEN PROVISIONS	12,522	-
TOTAL (I)	13,044,969,286	10,139,372,871

EQUITY EQUIVALENTS
Proceeds from issues of equity equivalent securities	-	-
Subordinated loans	-	-
Other	-	-
TOTAL (I B)	-	-

PROVISIONS :
Provisions for contingencies	144,403,864	70,955,790
Provisions for losses	7,264,144	7,420,512
TOTAL (II)	151,668,008	78,376,302

LIABILITIES (1) :
Convertible bonds		-
Other bonds	10,119,080,120	8,814,955,333
Bank borrowings (2)	344,835,031	384,551,290
Other borrowings	805,821,319	1,570,563,620
Payments received on account for work-in-progress	88,048	88,048

Operating liabilities
Trade payables and related accounts	75,437,600	57,280,933
Tax and employee-related liabilities	50,822,626	55,610,484
Other operating liabilities		-

Other liabilities
Amounts payable in respect of PP&E and related accounts	12,705,449	4,551,915
Tax liabilities (income tax)		-
Other miscellaneous liabilities	44,367,591	40,180,370

Treasury instruments - Liabilities	48,607,806	43,625,545

DEFERRED INCOME AND MISCELLANEOUS
Deferred income	31,760,779	37,224,675
TOTAL (III)	11,533,526,368	11,008,632,213

UNREALIZED FOREIGN EXCHANGE GAINS (IV)	90,737,702	79,327,923

GRAND TOTAL (I+II+III+IV)	24,820,901,364	21,305,709,308

(1) Portion due in more than one year	9,131,487,874	8,494,198,790
Portion due in less than one year	2,370,277,713	2,477,208,746
(2) of which overdrafts and current bank facilities	3,944,502	18,067,749

Income statement for the year ended December 31, 2007

(in euro)

	2007	2006

OPERATING REVENUE (1) :
Sales of bought-in goods	-	-
Sales of own goods and services	350,419,767	325,548,450

NET SALES	350,419,767	325,548,450
Of which export sales		-

Changes in inventory of own production of goods and services		-
Own production capitalized		-
Operating subsidies	21,977	25,612
Write-back of depreciation, amortization and provisions and expense reclassifications	6,184,098	12,005,000
Other revenue	29,067	11,512
TOTAL (I)	356,654,909	337,590,574

OPERATING EXPENSES (2) :
Purchases of bought-in goods	-	-
Change in inventories of bought-in goods	-	-
Purchases of raw materials and other supplies	-	-
Change in inventories of raw materials and other supplies	-	-
Other purchases and external charges (*)	379,543,501	345,923,436
Duties and taxes other than income tax	6,638,176	8,370,840
Wages and salaries	43,217,421	39,172,598
Social security contributions	20,429,538	15,549,059
Depreciation, amortization and charges to provisions :
On non-current assets: depreciation and amortization	6,823,452	5,227,263
On non-current assets: charges to provisions		-
On current assets: charges to provisions		-
For contingencies and losses: charges to provisions	2,908,510	45,400
Other charges	1,764,267	2,161,447
TOTAL (II)	461,324,865	416,450,043

1. OPERATING INCOME (I – II)	(104,669,956)	(78,859,469)

JOINT VENTURE OPERATIONS :
Profits transferred in or losses transferred out (III)	-	-
Profits transferred out or losses transferred in (IV)	-	-

(*) Of which: Equipment finance lease installments	-	-
Real estate finance lease installments	-	-

(1) Of which income relating to prior periods	-	-
(2) Of which expenses relating to prior periods	-	-

	2007	2006

FINANCIAL INCOME (3)
Financial income from equity investments	772,923,597	724,025,052
Revenue from other securities and long-term receivables	2,244,950	2,065,683
Other interest and similar income	227,465,524	207,995,197
Write-back of provisions and expense reclassifications	71,067,183	33,820,898
Foreign exchange gains	650,377,335	299,759,956
Net proceeds from the sale of marketable securities	49,844,718	25,197,943
TOTAL (V)	1,773,923,307	1,292,864,729

FINANCIAL EXPENSES
Amortization and charges to provisions for financial items	166,227,896	84,779,350
Interest and similar expenses (4)	574,407,355	565,855,251
Foreign exchange losses	568,538,733	299,935,120
Net expenses on sales of marketable securities	241,586	-
TOTAL (VI)	1,309,415,570	950,569,721

2. NET FINANCIAL INCOME (EXPENSE) (V–VI)	464,507,737	342,295,008

3. NET INCOME FROM ORDINARY ACTIVITIES BEFORE TAX (I-II+III-IV+V-VI)	359,837,781	263,435,539

EXCEPTIONAL INCOME
Exceptional income from non-capital transactions	227,325	2,800
Exceptional income from capital transactions	1,996,420	254,313,591
Write-back of provisions and expense reclassifications	3,420,237	-
TOTAL (VII)	5,643,982	254,316,391

EXCEPTIONAL EXPENSES
Exceptional expenses on non-capital transactions	37,026,300	7,549,657
Exceptional expenses on capital transactions	2,333,605	324,605,388
Exceptional depreciation, amortization and charges to provisions	370,575	7,442,958

TOTAL (VIII)	39,730,480	339,598,003

4. NET EXCEPTIONAL ITEMS (VII–VIII)	(34,086,498)	(85,281,612)

STATUTORY EMPLOYEE PROFIT-SHARING (IX)		-

INCOME TAX EXPENSE (X)	165,504,017	236,791,533

TOTAL INCOME (I+III+V+VII)	2,136,222,198	1,884,771,694
TOTAL EXPENSES (II+IV+VI+VIII+IX-X)	1,644,966,898	1,469,826,234
NET INCOME (LOSS)	491,255,300	414,945,460

(3) Of which income from related parties	1,200,492,629	908,170,343
(4) Of which interest charged by related parties	30,251,116	14,974,920

Proposed appropriation of 2007 net income

(in euro)

2007

2007 accounting net income	491,255,300

Retained earnings	707,146,230
Gross distributable reserves	1,198,401,530

Dividend distribution (€1.21 x 456,642,102 shares) (1)	552,536,943
Reserve required by law	24,562,765

Retained earnings	621,301,822
Gross distributable reserves	1,198,401,530

(1)

As of December 31, 2007, the share capital comprises 471,762,756 shares, including 15,120,654 treasury shares. As treasury shares are not entitled to dividends, the total distribution may change depending on the number of treasury shares held at the dividend payment date.

Statement of source and application of funds

(in € thousands)

	2007	2006
SOURCE OF FUNDS:
Operating cash before changes in working capital	593,103	618,530

Disposals or decreases in non-current assets:
Disposals of intangible assets and PP&E	153	-
Disposals of equity investments	111	174,426
Repayment of contributions	-	-
Repayment of financial receivables (long-term advances)	993,179	365,114
Repayment of deposits and guarantees	528,855	463,158

Increase in shareholders’ equity	2,834,031	165,911

New medium and long-term borrowings	1,893,778	1,440,400
TOTAL SOURCE OF FUNDS	6,843,210	3,227,539
APPLICATION OF FUNDS:

Dividend distribution (excluding withholding tax)	419,702	336,341

Acquisitions or purchases of non-current assets:
Intangible assets and PP&E	13,012	9,173
Long-term loans and investments:
Equity investments	1,304,125	324,432
Long-term financial receivables	2,241,907	1,228,500
Deposits and guarantees	519,355	468,678
Other long-term loans and investments	-	106,925

Decrease in shareholders’ equity	-	2,971

Principal payments on borrowings	666,508	90,381
TOTAL APPLICATION OF FUNDS	5,164,609	2,567,401
Increase / decrease in working capital	1,678,601	660,138
TOTAL	6,843,210	3,227,539

Notes to the company financial statements

NOTE 1.

Major events of the period

1.1. Company financing

1.1.1.

Share capital increase with retention of preferential subscription rights

Pursuant to the authorization granted by the Combined Shareholders’ Meeting of May 11, 2006 in the seventeenth resolution and in accordance with the decision of the Board of Directors’ meeting of June 10, 2007 to perform a share capital increase, the Chairman and Chief Executive Officer, using the powers conferred on him by the Board of Directors, decided to perform a share capital increase with retention of preferential subscription rights. The subscription period opened on June 14 and closed on June 27, 2007.

At the end of this subscription period and based on a certificate of deposit drawn up by Société Générale, the Chairman and Chief Executive Officer duly noted on July 10, 2007, the performance of a share capital increase for cash in the amount of €2,581,469,688. 51,941,040 new shares with a par value of €5 each were issued, representing a share capital increase of €259,705,200 and additional paid-in capital of €2,321,764,488. Costs relating to this transaction were deducted from additional paid-in capital in the amount of €23,350,353, net of tax.

As a result of this share capital increase and in order to preserve the rights of holders of share subscription and purchase options not exercised prior to the date of suspension of exercise rights (June 21, 2007), the Chairman and Chief Executive Officer decided to adjust the exchange parity of these options.

1.1.2.

Share capital increase reserved for employees

By decision of the Chairman and Chief Executive Officer on December 12, 2007 and in accordance with the authorization granted by the Annual Shareholders’ Meeting of May 10, 2007 in the eleventh resolution, Veolia Environnement performed a share capital increase of €157.3 million subscribed to by members of the French and International Group Savings Plans.

Pursuant to the eleventh resolution adopted by the Combined Shareholders’ Meeting of May 10, 2007, the Chairman and Chief Executive Officer decided to grant 52,747 share subscription warrants to the Sequoia Plus Deutschland 2007 employee savings fund for no consideration, as part of the implementation of the leveraged secure formula. These share subscription warrants were granted instead of the 20% discount on shares subscribed by the Sequoia Plus Deutschland 2007 employee savings fund, in response to local tax restrictions in this country. Each subscription warrant provides the right to subscribe for one Veolia Environnement share at a price of €60.23 and may be exercised at any time up to and including December 31, 2012. Any share subscription warrants not exercised at midnight December 31, 2012 shall expire.

This share capital increase received an employer contribution in the form of new shares with a value of €16.0 million.

Therefore, 3,188,580 new shares were issued at €48.18 each and 61,866 new shares at €60.23 each, representing a share capital increase of €16.3 million and additional paid-in capital of €141.1 million. Costs relating to this transaction were deducted from additional paid-in capital in the amount of €1.1 million, net of tax.

The new shares, which are eligible for dividends from January 1, 2007, are equivalent to existing shares and are entitled to dividends distributed in 2008 in respect of 2007.

1.1.3.

Exercise of share subscription options

Stock options exercised in 2007 led to the creation of 3,944,720 new shares with a par value of €5 each, representing a share capital increase of €19.7 million and additional paid-in capital of €100 million. The stock options exercised mainly concerned plans granted in 2001, 2002 and 2003.

1.1.4.

New bond issues

Three bond issues were performed in 2007. The first issue of €200 million was performed on February 26, 2007 and matures on August 26, 2008. The second issue of €1 billion was performed on May 24, 2007 and matures on May 24, 2022. Finally, the third issue of GBP 500 million (euro equivalent of €715 million) was performed on October 29, 2007 and matures on October 29, 2037.

1.1.5.

Maturity of certain bond issues

Two bond issues of €491 million and €142 million, issued in November 2005 and January 2006, respectively, arrived at maturity in May 2007 and July 2007.

1.2. Subsidiary financing

1.2.1.

Veolia Propreté

Veolia Environnement subscribed to the share capital increase decided by the Veolia Propreté Extraordinary Shareholders’ Meeting of December 20, 2007, via the capitalization as of December 31, 2007 of a liquid and payable receivable certified by the statutory auditors of €350 million.

1.2.2.

Veolia Transport

Pursuant to the authorization granted by the Veolia Transport Board of Directors on October 19, 2007, Veolia Environnement subscribed to a share capital increase by capitalization of a liquid and payable receivable certified by the statutory auditors of €349.9 million as of December 31, 2007.

1.2.3.

VENAO

Pursuant to the authorization granted by the VENAO Board of Directors on November 7, 2007, Veolia Environnement subscribed on December 11, 2007 to a share capital increase of USD 605 million (€412.3 million) performed by its subsidiary VENAO. This transaction was performed in order to finance the acquisition of Thermal North America Inc. (TNAI).

1.2.4.

Veolia Energie (formerly VIGIE 20)

Pursuant to the third resolution adopted by the sole shareholder of Veolia Energie on December 5, 2007, Veolia Environnement subscribed to a share capital increase of €137 million. This transaction enabled the financing, via a subsidiary, of the acquisition of Thermal North America Inc. (TNAI).

1.2.5.

Veolia PPP Finance

Exercising the subscription rights granted by the Extraordinary Shareholders’ Meeting of Veolia PPP Finance on November 5, 2007, Veolia Environnement subscribed as of right to a share capital increase for cash of €34.9 million. The other shareholders waived their preferential subscription rights.

1.2.6.

Acquisition of the Sulo Group

Pursuant to the acquisition of the Sulo Group by Veolia Propreté, Veolia Environnement provided its new subsidiaries with long-term loans totaling €808 million in July 2007.

1.3. Other events

1.3.1

Equity investments

On October 29, 2007, Veolia Environnement acquired a 50% stake in EOLFI (Investment fund specializing in wind turbines) for a consideration of €18 million.

1.3.2

Fixed annual payment

Under the terms of a tax review of a Dalkia subsidiary (Prodith) and based on a comprehensive agreement implemented on July 19, 2007 between the National and International Tax Review Department, (Direction des Vérifications nationales et internationals), Prodith and Veolia Environnement, the latter agreed, as an active partner, to withdraw from the share capital of Prodith. Prodith therefore exited the “fixed annual payment” mechanism and in this respect Veolia Environnement agreed to make a payment in full and final settlement of €19.6 million. This exceptional charge is tax deductible within Veolia Environnement and represents taxable income in Prodith.

NOTE 2.

Accounting principles and methods

2.1.

Basis of preparation

The company financial statements for the year ended December 31, 2007 are prepared and presented in accordance with legislative and regulatory provisions applicable in France.

Amounts recorded in the accounts are valued on a historical cost basis.

The accounting period ends on December 31, 2007 and has a duration of 12 months.

2.2.

Main accounting policies

Non-current assets: On initial recognition in the accounts, non-current assets are recorded at acquisition cost if acquired for valuable consideration, at market value if acquired for nil consideration or at production cost if produced by the company.

Intangible assets: Software is amortized over the expected period of use, of between one and four years.

Property, plant and equipment: Depreciation is calculated over the expected period of use. More specifically, fixtures and fittings and installations are depreciated on a straight-line basis over periods of six to ten years. IT hardware is depreciated on a declining balance basis over periods of three to five years. Furniture and office equipment is depreciated on a straight-line basis over periods of between five and ten years. Finally, vehicles are depreciated on a straight-line basis over five years.

Equity investments: This heading records the acquisition cost of securities held by Veolia Environnement in companies over which it exercises control or significant influence, directly or indirectly.

At the date of entry into company assets, the net carrying amount of “Equity investments” is their acquisition cost. The company has elected to capitalize costs relating to the acquisition of equity investments. At all other dates, equity investments are measured at their value in use to the company, determined based on criteria encompassing profitability, growth perspectives, net assets and the stock market value of securities held, where applicable. Where the net carrying amount of an equity investment exceeds its value in use, an impairment provision is recorded in the amount of the difference.

Pursuant to the change in tax regime applicable to equity investment acquisition costs introduced by Article 21 of the 2007 Finance Act and completed by Article 209 of the French General Tax Code and based on Opinion n°2007-C of June 15, 2007 issued by the Urgent Issues Taskforce of the French National Accounting Institute (Conseil National de la Comptabilité), Veolia Environnement recognizes the tax deferral of security acquisition costs over a period of five years in the accelerated depreciation account with effect from January 1, 2007.

Other long-term loans and investments: Treasury shares are recorded in long-term investment securities when earmarked for external growth operations. They are recognized at acquisition cost and an impairment provision is recorded if their market value is less than their net carrying amount.

Marketable securities: Marketable securities comprise treasury shares held in respect of Group Savings Plans and stock option plans and other highly liquid investment securities. Treasury shares are classified as marketable securities when purchased for presentation to employees under stock option plans and employee savings plans benefiting certain employees. Marketable securities are recognized at acquisition cost and an impairment provision is recorded if their market value is less than their net carrying amount.

Foreign currency-denominated transactions: During the year, foreign currency-denominated transactions are translated into euro at the daily exchange rate.

Liabilities, receivables and cash balances denominated in currencies other than the euro are recorded in the balance sheet at their euro equivalent determined using year-end exchange rates. Gains and losses resulting from the translation of foreign currency liabilities and receivables and related hedge transactions at year-end exchange rates are recorded in Unrealized foreign exchange gains and losses.

In accordance with Article 342-7 of the French General Chart of Accounts, unrealized foreign exchange gains and losses on foreign currency cash accounts are recognized directly in foreign exchange gains and losses. Similarly, in 2007, foreign exchange gains and losses on subsidiary current accounts equivalent in nature to cash accounts were recognized directly in foreign exchange gains and losses.

Pursuant to Articles 372.2 and 342.6.I of the 1999 French General Chart of Accounts, Veolia Environnement applies hedge accounting to clearly identified and documented matching structural foreign exchange positions, which seek to perfectly hedge the consequences of currency fluctuations. Foreign exchange gains and losses arising on components of this matching exposure are recognized in order to offset the hedged item.

Other foreign exchanges liabilities, receivables and derivatives not forming part of matching hedge relationships are included in the overall foreign exchange position per currency, as provided in Article 346 III of the French General Chart of Accounts.

Contingency provisions are recorded in respect of all unrealized foreign exchange losses identified on matching foreign exchange positions and overall foreign exchange positions by currency.

Recognition of financial transactions: Financial operations (loans, borrowings, derivatives, etc.) are recognized at the value date, with the exception of cash pooling transactions with subsidiaries which are recognized at the trade date.

Inflation-linked bond issue: the issue premium is fixed on issue and amortized on a time apportioned basis over the bond term. The redemption premium, equal to the difference between the redemption value and the nominal value is revalued based on the inflation ratio observed at each balance sheet date.

Derivatives: Veolia Environnement manages its market risks relating to fluctuations in interest rates and foreign exchange rates using derivatives and notably interest rate swaps, interest rate option contracts (caps and floors), currency forwards, currency swaps and currency options. These instruments are primarily used for hedging purposes.

The notional amounts of instruments are recorded in specific off-balance sheet accounts.

Interest-rate derivatives:

Income and expenses relating to the use of these instruments are recognized in the Income statement to match income and expenses on the hedged transactions. Certain transactions satisfying the criteria laid down in the Veolia Environnement hedging policy are not recognized as hedges for accounting purposes. These transactions are recognized as follows:

· Unrealized losses, calculated for each instrument traded over-the-counter (OTC), are fully reserved;

· Unrealized gains on OTC instruments are recognized in income on the unwinding of the transaction only;

· Unrealized gains and losses on instruments traded on organized markets are recognized directly in profit or loss.

Currency derivatives:

Firm currency financial instruments are valued by comparison with the closing exchange rate defined by the European Central Bank. The difference between the spot rate of the instrument and the closing rate is recognized in unrealized foreign exchange gains and losses and the difference between the forward rate and the spot rate of the instrument is recorded in a specific financial instruments account entitled “premium/discount”. This distinguishes the interest rate impact from the currency impact.

These currency derivatives are either included in the overall foreign exchange position or allocated to hedge an identified structural foreign exchange position.

Valuation of provisions for contingencies and losses: Provisions for contingencies and losses are valued at the best estimate of the outflow of resources necessary to settle the obligation. When valuing a single obligation in the presence of several valuation assumptions concerning the outflow of resources necessary, the best estimate is the most probable assumption.

Valuation of provisions for paid leave, incentive schemes and bonuses:

Provision for paid leave:

As the reference period for the acquisition of entitlement is the calendar year, that is from January 1 to December 31 of the current year and all employees are required to take all leave before the end of each fiscal year, the company does not record a provision for paid leave.

Provision for incentive schemes:

Under the current agreement, the unit amount of incentive payments is based on the rate of growth in profits, adjusted for exogenous factors and changes in scope that could significantly affect trends. Based on the observed growth rate, the level of incentive payments is determined using a clearly defined chart. The total euro amount of incentive payments provided is equal to the individual amount determined above multiplied by the number of beneficiaries given by the Human Resources Department.

Provision for bonuses:

This provision is determined based on the amount of bonuses awarded in the previous year multiplied by an estimated percentage increase and adjusted for changes in employee numbers.

Concept of Income from ordinary activities and Exceptional items: Items concerning the ordinary activities of the company, even if exceptional in amount or frequency, are included in Income from ordinary activities. Only those items that do not concern the ordinary activities of the company are recognized in exceptional items.

Valuation of employee-related commitments: Pursuant to Article L 123-13 of the French Commercial Code, Veolia Environnement has elected not to recognize a provision for retirement benefits and other employee commitments. This information is presented in off-balance sheet commitments in the notes to the financial statements.

NOTE 3.

Balance sheet assets

3.1. Non-current assets

Movements in gross values:

(in € thousands)	Opening balance	Additions	Disposals	Closing balance
Intangible assets	14,132	11,667	67	25,732
Property, plant and equipment	2,559	1,345	458	3,446
Long-term loans and investments
Equity investments	11,588,830	1,304,125	111	12,892,844
Loans to equity investments	4,523,055	2,169,799	931,746	5,761,108
Other long-term investment securities	49,989	100,931	22,078	128,842
Loans	492	7	432	67
Other long-term loans and investments	369,886	519,793	532,140	357,539
Total	16,548,943	4,107,667	1,487,032	19,169,578

Movements in depreciation, amortization and non-current asset provisions

(in € thousands)	Opening balance	Addition Charge	Utilization/Release	Closing balance
Amortization of intangible assets	3,611	1,921	27	5,505
Depreciation of property, plant and equipment	977	716	340	1,353
Financial impairment provisions	73,121	770	157	73,734
Total	77,709	3,407	524	80,592
Nature of charges and releases:
. Operating Exploitation		2,634	0
. Financial. Financier		770	157
. Exceptional		3	0
Total		3,407	157

Intangible assets:

Intangible assets consist of software in the amount of €14,095 thousand and intangible assets under construction of €11,637 thousand.

Long-term loans and investments:

a) Equity investments: Equity investments total €12,892,844 thousand as of December 31, 2007.

The increase in equity investments breaks down as follows:

(in € thousands)	Amount
Veolia North America share capital increase	412,266
Veolia Propreté share capital increase	350,001
Veolia Transport share capital increase	349,993
Veolia Energie (formerly Vigie 20AS) share capital increase	137,000
Veolia PPP Finances (formerly Vigie 9) share capital increase	34,965
Acquisition of Eolfi	18,363
Other acquisitions	868
Other share capital increases	669

The decrease in equity investments breaks down as follows:

(in € thousands)	Amount
Divestiture of Vigies 18AS, 19AS, 27AS	111

b)Loans to equity investments: This heading totals €5,761,109 thousand as of December 31, 2007.

It breaks down as follows:

• Resetting loans granted to:

(in € thousands)	Opening balance	Increase	Decrease	Foreign exchange translation	Closing balance
Campus Veolia Environnement Sulo	23,125 0	3 808,124	1,492 0	0 0	21,636 808,124
Total	23,125	808,127	1,492	0	829,760

• Long-term advances granted to:

(in € thousands)	Opening balance	Increase	Decrease	Foreign exchange translation	Closing balance
Veolia Water	285,145	0	357,959	72,814	0
Veolia Transport	952,293	213,913	153,705	(1,485)	1,011,015
Veolia Eau (Compagnie Générale des Eaux)	993,868	606,269	323,630	(6,340)	1,270,168
Veolia Propreté	1,631,993	466,149	163,705	8,591	1,943,028
Centre d’Analyses Environnementales	6,702	1	2	0	6,701
Dalkia International	629,223	75,334	5,004	178	699,731
Ofis (Office Français d’Ingénierie Sanitaire)	705	6	5	0	706
Total	4,499,929	1,361,672	1,004,010	73,758	4,931,349

c)Other long-term investment securities: This heading comprises subordinated shares issued as part of a securitization program launched in 2002 and renewed in June 2007, of €109,238 thousand (including accrued interest), a perpetual subordinated loan granted to Veolia PPP Finances (formerly Vigie 9) of €15,098 thousand (including accrued interest) and shares in the Demeter venture capital mutual fund of €4,506 thousand. Veolia Environnement was recognized as a qualified investor in the Demeter fund, within the meaning of Article L.411-2 of the French Monetary and Financial Code.

d)Other long-term loans and investments: This heading includes 8,726,400 treasury shares with a gross value of €314,110 thousand and guarantee deposits in respect of subsidiary financing operations of GBP 18,000 and USD 7,200 thousand, representing a euro equivalent of €30,118 thousand and a deposit of CZH 334,000 thousand, representing a euro equivalent of €12,543 thousand.

3.2. Prepayments

Prepayments total €26,703 thousand and include swap balancing cash adjustments of €23,852 thousand, operating prepayments of €2,452 thousand concerning in particular insurance and professional fees and interest paid in advance on treasury notes of €399 thousand.

3.3. Accrued income and deferred charges

3.3.1.

Bond redemption premiums

Bond redemption premiums total €54,912 thousand.

Bond redemption premiums are amortized on a straight-line basis over the bond term.

The two new bond issues led to the payment of redemption premiums of €21,581 thousand.

3.3.2.

Deferred charges: loan issue costs

Bond issue costs are spread on a straight-line basis over the bond term. Net deferred charges as of December 31, 2007 total €21,920 thousand.

The two new bond issues led to the payment of issue costs of €6,184 thousand.

Other deferred charges total €7,153 thousand and mainly comprise issue costs incurred in prior years in setting up credit lines of €3,500 million and CZK 8,000 million and the cost of renegotiating these credit lines to €4,000 million and CZK 12,000 million respectively.

3.4. Accrued income (in € thousands)

Accrued income included in balance sheet headings	2007	2006
Loans to equity investments	28,492	34,758
Other long-term investment securities	233	71
Loans	7	6
Other long-term loans and investments	536	558
Trade receivables and related accounts	42,665	44,710
Other receivables	9,919	8,100
Marketable securities	10,468	10,782
Treasury instruments	94,751	92,086
Total	187,071	191,071

3.5. Other receivables

Other receivables total €3,433,064 thousand and mainly comprise the following balances:

(in € thousands)	2007	2006
Current accounts with Veolia Eau (Compagnie Générale des Eaux )	1,048,710	755,875
Current account with Veolia UK	1,095,558	1,187,812
Current accounts with Veolia Propreté	300,889	305,272
Current accounts with Dalkia International	282,116	188,329
Current accounts with Veolia Water	0	118,676
Current account with Dalkia Holding	181,191	84,573
Tax group current accounts	13,247	60,067
Current accounts with Veolia Transport	229,839	229,861
Accrued interest receivable	7,437	8,057
“C” shares relating to the securitization program*	44,105	39,952
Current account with Campus Veolia Environnement	8,359	5,634
Current account with GIE Kléber	18,356	13,239
Current account with VIGIE 2	6,437	6,179
Current account with Sense	0	2,102
Current accounts with Collex	110,127	112,095
Current account with VIGIE 14 AS (formerly Viven’Up)	250	667

Current account with STPE (formerly VIGIE 8)	50	644
VAT accounts	8,070	5,025
Income tax account	36,132	30,179
Current account with Dalkia France	1,447	0
Current account with Sulo	31,980	0
Current account with Veolia Competition	2,066	0
Current account with Veolia Environnement Industrie	1,121	0
Current account with V3PF (formerly Vigie 9)	102	0

(*) The value of “C” shares carried by Veolia Environnement in respect of the receivables securitization program is €44,105 thousand. A liability of the same amount is recognized to these companies.

3.6. Foreign exchange gains and losses

Foreign exchange gains and losses concern hedges of matching foreign exchange structural positions and overall foreign exchange positions by currency.

(in € thousands)	Unrealized foreign exchange losses	Unrealized foreign exchange gains
Foreign exchange hedge of a structural foreign exchange position (Note 3.6.1)	11,150	69,195
Overall foreign exchange position (Note 3.6.2)	125,358	21,542
Total	136,508	90,737

The following tables present the foreign exchange positions for the main currencies determined at the balance sheet date

3.6.1.

Unrealized foreign exchange gains and losses on matching foreign exchange positions (in € thousands)

Account heading concerned by the foreign exchange gain/loss	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign exchange loss after hedging	Provision for contingencies
	Unrealized foreign exchange losses	Unrealized foreign exchange gains
Loans	161	9,399
Borrowings	20,388	0
Currency derivatives	0	0
Total CZK	20,549	9,399	11,150	11,150
Grand total	20,549	9,399	11,150	11,150

Account heading concerned by the foreign exchange gain/loss	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign exchange gain after hedging
	Unrealized foreign exchange losses	Unrealized foreign exchange gains
Loans	148,539	6,593
Borrowings	0	146,402
Currency derivatives	0	64,739
Total USD	148,539	217,734	69,195
Grand total	148,539	217,734	69,195

3.6.2.

Unrealized foreign exchange gains and losses on overall foreign exchange positions excluding matching foreign exchange positions (in € thousands)

Account heading concerned by the foreign exchange gain/loss	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign exchange loss after hedging	Provision for contingencies
	Unrealized foreign exchange losses	Unrealized foreign exchange gains
Loans	50	132
Borrowings	0	0
Currency derivatives	248	96
Total CHF	298	229	69	69
Loans	111	0
Borrowings	22,959	0
Currency derivatives	1,577	2
Total CZK	24,647	2	24,645	24,645
Loans	5,905	0
Borrowings	0	34,687
Current accounts	131,391	0
Currency derivatives	1,592	4,707
Total GBP	138,888	39,394	99,494	99,494
Loans	4,056	0
Borrowings	0	0
Currency derivatives	502	4,156
Total HKD	4,558	4,156	402	402
Loans	0	0
Borrowings	0	0
Currency derivatives	26	0
Total LTL	26	0	26	26
Loans	277	384
Borrowings	0	0
Currency derivatives	679	189
Total NOK	956	573	383	383

Loans	1,338	0
Borrowings	0	0
Currency derivatives	51	1,123
Total SGD	1,389	1,123	266	266
Loans	69	0
Borrowings	0	0
Currency derivatives	4	0
Total ZAR	73	0	73	73
Grand total	170,835	45,477	125,358	125,358

Account heading concerned by the foreign exchange gain/loss	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign exchange gain after hedging
	Unrealized foreign exchange losses	Unrealized foreign exchange gains
Loans	0	0
Borrowings	0	0
Currency derivatives	137	180
Total AED	137	180	43
Loans	57	268
Borrowings	0	0
Currency derivatives	129	2,284
Total AUD	186	2,552	2,366
Loans	1,010	350
Borrowings	0	0
Currency derivatives	604	1,414
Total CAD	1,614	1,764	150
Loans	0	0
Borrowings	0	0
Currency derivatives	0	12
Total DKK	0	12	12
Loans	0	16
Borrowings	0	0
Currency derivatives	63	473
Total HUF	63	489	426
Loans	94	173
Borrowings	0	0
Currency derivatives	32	108
Total ILS	126	281	155

Loans	0	257
Borrowings	0	0
Currency derivatives	69	223
Total JPY	69	480	411
Loans	0	15
Borrowings	0	0
Currency derivatives	67	132
Total MXN	67	147	80
Loans	111	922
Borrowings	0	0
Currency derivatives	3,557	3,103
Total PLN	3,668	4,025	357
Loans	216	0
Borrowings	0	0
Currency derivatives	74	318
Total RON	290	318	28
Loans	0	305
Borrowings	0	0
Currency derivatives	39	82
Total SEK	39	387	348
Loans	65	41
Borrowings	0	0
Currency derivatives	7	366
Total SKK	72	407	335
Loans	4,768	0
Borrowings	0	14,516
Currency derivatives	8,076	15,159
Total USD	12,844	29,675	16,831
Grand total	19,175	40,717	21,542

3.7. Treasury shares (classified in marketable securities)

Veolia Environnement holds 15,120,654 treasury shares purchased under the share purchase program, including 8,726,400 classified in “Other long-term loans and investments” (see Note 3.1.d above). The remaining 6,394,254 shares, recorded in marketable securities and earmarked for an Employee Savings Plan, SEQUOIA, have a net value of €146,620 thousand at the year-end.

3.8. Other securities

Other securities total €1,395,107 thousand and include certificates of deposit of €600,000 thousand, mutual fund investments of €515,180 thousand, monetary notes of €269,458 thousand and accrued interest of €10,468 thousand.

NOTE 4.

BALANCE SHEET LIABILITIES

4.1. Share capital and reserves

(in € thousands)	Opening balance	Increase	Decrease	Closing balance
Share capital subscribed, called and paid	2,063,133	295,681		2,358,814
Additional paid-in capital	2,322,235	2,538,350		4,860,584
Additional paid-in capital (2003 share capital reduction)	3,443,099			3,443,099
Additional paid-in capital in respect of contributions	3,971			3,971
Additional paid-in capital in respect of bonds convertible into shares	681,881			681,881
Additional paid-in capital in respect of share subscription warrants	2,725			2,725
Reserve required by law	131,508	20,747		152,255
Special long term capital gain reserve	-			-
Frozen reserves	-			-
Other reserves	343,226			343,226
Retained earnings	732,650		25,504	707,146
Prior year net income	414,945		414,945	-
TOTAL BEFORE NET INCOME FOR THE YEAR	10,139,373	2,854,778	440,449	12,533,701
Net income for the year		491,255		491,255
TOTAL AFTER NET INCOME FOR THE YEAR	10,139,373	3,346,033	440,449	13,044,956

The share capital comprises 471,762,756 shares of €5 par value each, compared with 412,626,550 shares of €5 par value each as of December 31, 2006.

As indicated in the note on the major events of the year, Veolia Environnement performed a share capital increase on July 10, 2007 with retention of preferential subscription rights. This increase of €259,705,200 involved the issue of 51,941,040 new shares. The additional paid-in capital in respect of this increase is €2,321,764,488.

The costs relating to the share capital issue were deducted, net of tax, from additional paid-in capital in the amount of €23,350 thousand.

Veolia Environnement also performed a share capital increase on December 12, 2007 reserved for employees. This increase of €16,252,230 involved the issue of 3,250,446 new shares. The additional paid-in capital in respect of this increase is €141,099,743.58.

The costs relating to the Group Savings Plan were deducted, net of tax, from additional paid-in capital in the amount of €1,141 thousand.

During 2007, 3,944,720 shares were created following the exercise of stock options, generating an increase in share capital of €19,723,600. The additional paid-in capital in respect of these share increases is €99,976,699.93.

As stipulated in Article L. 225-210 of the French Commercial Code (Code de Commerce), Veolia Environnement has frozen reserves of an amount at least equal to treasury shares held. These frozen reserves are not recorded in a separate balance sheet account as authorized by the same article. Note that issue, contribution and merger additional paid-in capital, with the exception of revaluation gains and losses, all constituted reserves targeted by this obligation.

Veolia Environnement has additional paid-in capital in respect of share issues of a net amount of €8,303,683 thousand at the balance sheet date.

4.2. Provisions for contingencies and losses

Movements in provisions for contingencies and losses:

(in € thousands)	Opening balance	Additional provision	Utilized	Released	Closing balance
Provision for foreign exchange risk	68,707	136,507	68,707	-	136,507
Provision for stock options	-	-	-	-
Provisions for other contingencies	2,249	7,851	2,203		7,897	(1)
Provisions for losses	7,421	3,264	3,420	-	7,264	(2)
Total	78,376	147,622	74,330	-	151,668
Nature of additional provisions and releases:
. Operating		2,909	-	-
. Financial		144,358	70,910
. Exceptional		355	3,420
Total		147,622	74,330

(1) Including a provision for unrealized losses on financial instruments (trading) of €7,851 thousand.

(2) Including a provision for the minimum tax charge due by the Group in respect of 2005 of €4,000 thousand.

4.3. Bond issues

(in € thousands)	Opening balance	Increase	Decrease	Foreign exchange translation	Closing balance
Other bonds	8,619,908	1,930,994	633,000	(67,680)	9,850,222
Accrued interest on other bonds	195,048	268,858	195,048	-	268,858
Total	8,814,956	2,199,852	828,048	(67,680)	10,119,080

The increase of €2,200 million breaks down as follows:

• the issue of a €1,000 million fixed-rate bond in May 2007, maturing May 2022,

• the issue of a €200 million floating-rate bond in February 2007, maturing August 2008,

• the issue of a GBP 500 million fixed-rate bond in October 2007, maturing October 2037

• a €15.6 million increase in the inflation-linked bond,

The decrease of €828 million breaks down as follows:

• the redemption of the EMTN issue on maturity in May 2007 in the amount of €491 million,

• the redemption of an EMTN issue on maturity in July 2007 in the amount of €142 million,

4.4. Bank and other borrowings

Bank and other borrowings total €1,150,656 thousand and comprise the following main balances:

(in € thousands)	2007	2006
Syndicated loan arranged by Crédit Lyonnais	337,990	363,835
Treasury note outstandings	109,000	733,000
Loan from Veolia Energie (Dalkia)	207,497	196,681
Current accounts with Veolia Environnement Services RE	30,434	32,187
Current accounts with Veolia Transport	2,629	11,896
Current account with Dalkia France	15	67,993
Current accounts with Veolia Eau (Compagnie Générale des Eaux)	312,422	477,663
Current accounts with Dalkia International	19,000	610
Current accounts with Veolia Propreté	17,499	47,671
Current account with Ofis	412	209
Current account with Centre d’Analyses Environnementales	768	202
Tax group current accounts	20,408	948
Bank accounts in overdraft	3,945	18,068
Current account with Sense	18,535	-
Current account with Veolia Environnement Industries	0	854
Current account with Veolia North America	63,631	-
Current account with Veolia Recherche & Innovation	2,986	-

4.5. Accrued expenses included in the following balance sheet headings:

(in € thousands)	2007	2006
Convertible bonds	-	-
Other bonds	268,858	195,048
Bank borrowings	2,900	2,649
Other borrowings	10,816	462
Trade payables and related accounts	69,033	55,491
Tax and employee-related liabilities	20,350	28,143
Other liabilities	193	229
Treasury instruments	15,233	19,995
Total	387,383	302,017

4.6. Tax and employee-related liabilities

Tax and employee-related liabilities total €50,823 thousand and mainly comprise VAT payable of €11,605 thousand, output VAT on sales of €14,243 thousand, the provision for performance bonuses and related social security contributions of €15,616 thousand and amounts due to social welfare organizations of €4,046 thousand.

4.7. Deferred income

Deferred income totals €31,761 thousand and mainly comprises balancing cash adjustments on derivatives of €30,595 thousand and interest received in advance on certificates of deposit of €1,102 thousand.

NOTE 5.

DEBT MATURITY ANALYSIS

(in € thousands)	Amount	Falling due within one year	Falling due within more than one year
Non-current assets:
Loans to equity investments	5,761,109	30,047	5,731,062
Loans	67	53	14
Other long-term loans and investments	357,539	12,981	344,558
Current assets:
Group and associates	3,331,870	3,331,870	0
Trade receivables and related accounts	157,515	157,515	0
Other receivables	101,194	72,320	28,874
Total receivables	9,709,294	3,604,786	6,104,508

(in € thousands)	Amount	Falling due within one year	Falling due within one to five years	Falling due after five years
Liabilities:
Bonds	10,119,080	1,469,039	1,065,660	7,584,381
Other borrowings	449,891	111,901	337,990	0
Group and associates	489,324	489,324	0	0
Bank current accounts	3,944	3,944
Group loans	207,497	64,041	143,456	0
Miscellaneous liabilities	0	0	0	0
Other	263,790	239,279	15,486	9,025
Total liabilities	11,533,526	2,377,528	1,562,592	7,593,406

NOTE 6.

INCOME STATEMENT

6.1. Net income from ordinary activities

Net income from ordinary activities before tax is €359.8 million.

Income:

Operating revenue is €356.7 million and mainly comprises:

• indemnities received in full and final discharge of repair and maintenance work of €222.8 million,

• management fees received from subsidiaries of €87.1 million,

• brand fees of €17.5 million

• fees for the provision of employees of €9.0 million,

• transferred operating expenses in respect of bond issue costs of €6.2 million.

Financial income is €1,773.9 million and mainly comprises:

• interest received on current accounts and advances to Group companies of €434.8 million

• foreign exchange gains of €650.4 million

• dividends of €511.4 million,

• balancing cash adjustments received on financial instruments of €14.6 million,

• investment interest of €24.6 million,

• proceeds from the sale of marketable securities of €49.8 million,

• reversals of provisions for foreign exchange losses of €68.7 million.

Expenses:

Operating expenses total €461.3 million and mainly comprise:

• compensation paid in respect of repair and maintenance work of €228.5 million,

• personnel costs (wages, salaries and social security contributions) of €63.6 million,

• taxes other than income tax of €6.6 million,

• administrative and management costs associated with the management of essential head office functions of €151 million,

• charges to depreciation, amortization and provisions of €6.8 million.

Financial expenses total €1,309.4 million and mainly comprise:

• interest on bond issues (including hedges) of €445.4 million,

• interest paid on other borrowings and treasury notes less interest received on related hedges of €48.9 million

• interest paid on subsidiary current accounts of €18.2 million,

• amortization of bond redemption premiums of €21.1 million,

• foreign exchange losses of €568.5 million,

• balancing cash adjustments paid on financial instruments of €16.5 million,

• premiums and discounts of €41.6 million,

• charge to provisions for foreign exchange losses of €136.5 million.

6.2. Exceptional items

Exceptional items represent a net expense of €34.1 million and mainly comprise the payment of an indemnity to Prodith of €19.6 million in full and final settlement as explained in the note on the Major events of 2007 and pension contributions of €17.3 million in respect of the collective insurance contract in favor of Group Executives described below in off-balance sheet commitments. These contributions concern fiscal years prior to 2007.

6.3. Income tax and the consolidated tax group

Within the framework of a tax group agreement, Veolia Environnement forms a tax group with those subsidiaries at least 95% owned that have elected to adopt this regime. Veolia Environnement is liable for the full income tax charge due by the resulting tax group. It is also liable for the minimum income tax charge, and, where applicable, any withholding tax payable by tax group companies.

The income tax expense is allocated to the different entities comprising the tax group according to the “neutrality” method. Each subsidiary bears the tax charge to which it would have been liable if it were not a member of the tax group. The parent company records its own tax charge and the tax saving or additional charge resulting from application of the tax group regime.

The tax group election came into force on January 1, 2001 for a period of five years and benefits from tacit renewal failing explicit termination by Veolia Environnement at the end of this five-year period.

The application of the tax group regime in 2007 is reflected in the Veolia Environnement financial statements by a tax saving in respect of the subsidiaries of €180.4 million. The share of the group tax credit benefiting Veolia Environnement is €1.1 million in respect of 2007.

In addition, a correction to the 2006 tax saving was recorded in the amount of -€2.5 million.

Finally, an income tax expense of €12.9 million concerns share capital issue costs deducted from the corresponding additional paid-in capital.

6.4. Net income for the year

The net income for 2007 is €491.3 million.

NOTE 7.

OTHER INFORMATION

7.1. Off-balance sheet commitments

7.1.1. Commitments given:

Commitments given by Veolia Environnement, primarily financing guarantees and performance bonds on behalf of subsidiaries, total €3,154 million as of December 31, 2007, including counter-guarantees (in € thousands):

Commitments given	Amount
Discounted notes not yet matured	-
Endorsements and guarantees	3,160,543
Equipment finance lease commitments
Real estate finance lease commitments
Retirement commitments and related benefits (1)	(6,136)
Other commitments given
Total (2)	3,154,407
(2) of which commitments given to:
- management – including the payments disclosed hereafter (see a)
- related entities
of which collateral-backed commitments	4,891
(1) Additional information on retirement commitments and related benefits:

Commitments, net of plan assets, are broken down in the following table (in € thousands):

Retirement commitments pursuant to Article 14 of the Collective Bargaining Agreement	6,445
Collective insurance contract in favor of Group executives	(8,626)	(a)	Rebilled in part to Group subsidiaries
Insurance company contract in favor of Executive Committee members	(3,953)	(b)
Total	(6,136)

(a) Net of payments of €23,480 thousand in respect of 2006 and 2007, including €19,370 thousand in respect of 2007.

(b) Net of payments of €10,100 thousand in respect of 2006 and 2007, including €2,600 thousand in respect of 2007.

Note: The above presentation does not omit the existence of a material off-balance sheet commitment.

7.2. Specific contractual commitments

The financial management of maintenance and repair costs for installations provided by delegating authorities, for the majority of French subsidiaries, was mutualized and centralized until December 31, 2003 within Veolia Environnement and, partially, since January 1, 2004 within Veolia Eau (Compagnie Générale des Eaux). Therefore, Veolia Environnement, as an active partner of all water and heating subsidiaries, undertakes to repay all maintenance and repair costs incurred by them in respect of contractual obligations to local authorities under public service delegation contracts. In return, the subsidiaries pay an indemnity to Veolia Environnement corresponding to the amortization of forecast maintenance and repair costs.

The position of active partner provides Veolia Environnement with the ability to appoint managers and control the activities of the subsidiaries concerned, but renders it joint and severally liable for all liabilities of these subsidiaries. As explained in the Major events of 2007 above, Veolia Environnement withdrew from the share capital of Prodith and, as such, exited the “fixed annual payment” mechanism, after paying an amount of €19.6 million in full and final settlement.

With respect to the financial management of repair and maintenance costs, Vivendi Universal undertook to pay an indemnity to the company and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has any obligation to Veolia Environnement in this respect. Conversely, Société Générale (1) is liable to the company in this respect for a maximum amount, equal to €58,953,082 as of December 31, 2007, payable each year up to 2010 under the conditions laid down in the contract. A portion of these indemnities is retroceded by Veolia Environnement to Veolia Eau – Compagnie Générale des Eaux under the terms of the contract of December 16, 2003. For 2007, the company claimed an amount of €39,560,806 from Société Générale and recognized in the accounts an amount of €25,853,653 to be retroceded to Veolia Eau – Compagnie Générale des Eaux.

(1) Société Générale is regarded as a related party. It is no longer a shareholder of Veolia Environnement as of December 31, 2007 but held 1.16% of the share capital as of July 31, 2007 and its chairman and chief executive officer is a director of the board of Veolia Environnement.

7.3. Derivative financial instruments and counterparty risk

As a result of its businesses, Veolia Environnement is exposed to various financial risks. The company uses derivative financial instruments to manage interest rate risks inherent to its financing activities, to a large extent on behalf of its subsidiaries.

Veolia Environnement does not expect the default of any counterparties which could have a material impact on transaction positions or results.

As of December 31, 2007, the main derivative products held primarily comprised:

• caps and floors,

• interest rate swaps,

• trading swaps,

• cross currency swaps,

• forward purchases of currency,

• forward sales of currency,

• currency options.

The following table presents the net carrying amount of derivatives at the year-end:

(in € thousands)	Asset	Liability
Accrued interest on swaps	94,751	15,233
Interest rate option premiums	3,688	-
Currency derivatives	100,372	22,722
Equity derivatives	-	8,330
Premium/discount*	5,334	2,323
Prepayments	23,852	-
Deferred income	-	30,595
Total	227,997	79,203

Accrued interest receivable or payable on these instruments is broken down in the headings “Accrued income” and “Prepayments”.

(*) The premium/discount represents the difference between the spot rate and the forward rate of the instruments. It is amortized over the term of the financial instrument.

The fair value of derivative instruments at the balance sheet date is presented below:

(in € thousands)	Asset	Liability
Interest rate derivatives	84,646	101,595
Hedging derivatives	41,478	73,498
Derivatives not qualifying for hedge accounting (trading)	43,168	28,097
Currency derivatives	114,949	34,850
Hedging derivatives	100,593	20,385
Derivatives not qualifying for hedge accounting (trading)	14,356	14,465
Total	199,596	136,445

The notional amounts of interest-rate swaps globally designated as interest rate hedges at the period-end are presented in the following table:

(in € thousands)		Foreign currency amount	€ equivalent
Swaps hedging long-term debt
Fixed-rate payer/floating-rate receiver swaps	EUR	860,855	860,855
Fixed-rate payer/floating-rate receiver swaps	AUD	-	-
Fixed-rate payer/floating-rate receiver swaps	CZK	3,000,000	112,663
Fixed-rate payer/floating-rate receiver swaps	NOK	-	-
Fixed-rate payer/floating-rate receiver swaps	USD	27,000	18,341

Floating-rate payer/fixed-rate receiver swaps	EUR	4,199,283	4,199,283
Floating-rate payer/fixed-rate receiver swaps	AUD	-	-
Floating-rate payer/fixed-rate receiver swaps	NOK	-	-
Floating-rate payer/fixed-rate receiver swaps	USD	136,400	92,657

Floating-rate payer/floating-rate receiver swaps	EUR	600,000	600,000
Floating-rate payer/floating-rate receiver swaps	USD	-	-
Total			5,883,799
Swaps hedging short-term debt
Floating-rate payer/fixed-rate receiver swaps	EUR	5,000	5,000
Fixed-rate payer/floating-rate receiver	EUR	310,498	310,498
Total			315,498
Caps hedging long-term debt
Caps	EUR	830,000	830,000
Caps	USD	500,000	339,651
Total			1,169,651

The notional amounts of cross currency swaps and forward currency swaps (currency hedges) at the period-end are presented in the following table:

(in € thousands)	Purchases	Sales
Currency hedging instruments:
Cross currency swaps:
CNY	124,555	116,165
USD	234,945	3,397
Total	359,500	119,562
Currency forwards:
USD	1,554,173	541,867
GBP	494,730	43,095
PLN	244,475	45,523
CZK	171	150,164
AUD	164,414	35,979
Other currencies	891,411	64,574
Total	3,349,374	881,202

7.4. Average workforce

	Salaried employees	Employees at the disposition of the company
Executives	312	58
Supervisors and technicians	14	16
Administrative employees	11	-
Workers	-	-
Total	337	74

7.5. Executive compensation

Compensation granted to members of (in euros)	Amount
Management bodies	2,991,624

The above amount includes only compensation borne by the company. Compensation paid by other entities is, therefore, excluded.

7.6. Specific information on individual training entitlement

Entitlement vested between May 7, 2004 and December 31, 2007 in respect of individual training entitlement represents 18,618 cumulative training hours. A training request has not yet been received in respect of 18,549.50 hours.

7.7. Deferred and latent tax

Deferred and latent tax liability (in € thousands)	Amount
Tax-driven provisions:
Accelerated depreciation	13
Provisions for price increase	-
Provisions for exchange rate fluctuations	-
Other:
Investment subsidy	-
Income temporarily non-taxable	75,939
Income deferred for accounting but not tax purposes	3,174
Total	79,126

Deferred and latent tax asset	Amount
Provisions not deductible in the year recorded:
- Provisions for paid leave	-
- Statutory employee profit-sharing	-
- Provisions for contingencies and losses	-
- Other non-deductible provisions	16,390
Other:
- Amortization of the OCEANE bond premium	-
- Taxed income not recognized	16,565
- Amortization of option premiums	13,883
- Unrealized foreign exchange gains	90,738
Total	137,576
Tax losses carried forward	1,074,487
Long-term capital losses	-

The impact of these temporary differences on the financial statements, as if the company were taxed separately, identifies a theoretical net tax receivable of €390,070 thousand.

7.8. Related party transactions

Related parties consist of companies likely to be fully consolidated in the consolidated financial statements of Veolia Environnement Group.

The main transactions with related parties and amounts due to or from related parties are as follows:

(in € thousands)	2007	2006
Equity investments net of provisions	12,800,506	11,515,721
Loans to equity investments	5,761,109	4,523,055
Other receivables	3,341,033	3,079,084
Trade receivables	116,049	70,073
Long-term borrowings	696,821	837,102
Other liabilities	46,975	32,852
Operating revenue	309,288	283,404
Operating expenses	274,471	248,940
Financial income (1)	1,200,492	908,170
Financial expenses (1)	429,022	137,350
Exceptional income	247	74
Exceptional expenses	19,895	89
(1) Including foreign exchange gains and losses on transactions with related parties provided in accordance with the overall foreign exchange position per currency principle.

7.9. Subsequent events

By decision of the extraordinary Annual Shareholders’ Meeting of January 31, 2008 of its subsidiary Veolia Environnement Europe Services, a Belgian limited company, Veolia Environnement subscribed to a share capital increase for cash of €2,440 million representing 24 ,400,000 shares of €100 nominal value per share.

7.10. Subsidiaries and equity investments

Investments:

Investments within the meaning of Article L. 233-7 of the French Commercial Code (crossing of investment thresholds laid down by law):

The table providing a breakdown of equity investments is presented at the end of the notes to the financial statements.

SUBSIDIARIES AND EQUITY INVESTMENTS

Company	Number of shares held	Share capital (1)	Shareholders’ equity other than share capital (*) (1)	% share capital held	Carrying amount of shares held		Loans and advances granted by the company (gross) (**) (1)	Guarantees provided by the company (1)	2006 revenue (1)	2007 revenue (1)	2006 net income (1)	2007 net income (1)	Dividends recorded in the last fiscal year (1)	Year-end
					GROSS (1)	NET (1)
Veolia Eau (Compagnie Générale des Eaux)(1), 52, rue d’Anjou, 75008 Paris	214,187,293	2,207,287	1,145,282	100.00%	8,300,000	8,300,000	2,313,616	-	3,393,701	3,525,183	448,868	409,490	293,437	Dec. 31, 2007

Veolia Energie (Dalkia)(1), 37, av. Mal. de Lattre de Tassigny, 59350 Saint-André-Lez-Lille cedex	42,069,294	968,869	413,066	66.00%	641,342	641,342	181,191	-	127,032	252,571	105,378	211,460	65,207	Dec. 31, 2007

Veolia Propreté(1), 163-169, av. G. Clémenceau, 92000 Nanterre	8,966,811	143,473	2,028,500	100.00%	1,929,892	1,929,892	2,223,608	-	868,162	784,150	337,865	122,866	130,158	Dec. 31, 2007

Veolia Transport (1) 163-169, av. G. Clémenceau, 92000 Nanterre	18,317,006	293,072	500,208	100.00%	1,055,993	1,055,993	1,238,481	-	228,221	281,519	(55,444)	53,865	0	Dec. 31, 2007

Proactiva Medio Ambiente SA, Torre Puerta de Europa, Paseo de la Castellana, Madrid	4,710	56,520	17,912	50.00%	119,733	47,201	-	-	234,554	16,336	4,439	6,305	-	Dec. 31, 2007

Veolia Environnement UK(1),	865,733	707,054	49,292	100.00%	1,387	1,387	1,095,558	-	232,457	124,981	186,186	55,073	-	Dec. 31, 2007

S.I.G. 41	2,497	38	(13)	99.72%	38	38	-	-	0	1	3		-	Dec. 31, 2007

V.I.G.I.E. 1	3,815	38	(16)	99.87%	38	38	-	-	0		(2)	(1)	-	Dec. 31, 2007

V.I.G.I.E. 2	3,815	38	(1 095)	99.87%	38	38	6,437	-	0		94	-198	-	Dec. 31, 2007

V.I.G.I.E. 3	41,829	251	21	100.00%	266	265	24	-	0		63	25	-	Dec. 31, 2007

Veolia Environnement Service RE	2,499,994	3,000	3,873	100.00%	3,000	3,000	102	-	241	(428)	768	2,446	-	Dec. 31, 2007

Veolia PPP Finance (formerly V.I.G.I.E 9)	3,500	35,003	(95)	99.82%	35,003	35,003	-	-	0	236	(14)	(68)	-	Dec. 31, 2007

VE Informations et Technologies (formerly V.I.G.I.E 10 AS)	6,194	37	-	99.90%	52	37	-	-	0		(2)		-	Dec. 31, 2007

CAMPUS VEOLIA ENVIRONNEMENT	882,200	11,000	(725)	80.20%	8,822	8,822	29,992	-	25,158	28,569	(173)	149	-	Dec. 31, 2007

Company	Number of shares held	Share capital (1)	Shareholders’ equity other than share capital (*) (1)	% share capital held	Carrying amount of shares held		Loans and advances granted by the company (gross) (**) (1)	Guarantees provided by the company (1)	2006 revenue (1)	2007 revenue (1)	2006 net income (1)	2007 net income (1)	Dividends recorded in the last fiscal year (1)	Year-end
					GROSS (1)	NET (1)

V.I.G.I.E. 14 AS	3,700	707	(581)	100.00%	1,123	126	250	-	0	21	(356)	(231)	-	Dec. 31, 2007

V.I.G.I.E. 15 AS	3,700	37	(5)	100.00%	37	37	-	-	0		0		-	Dec. 31, 2007

G.I.E. GECIR	5	-	873	5.00%	35	35	-	-	20,006	20,430	900	873	-	Dec. 31, 2007

Veolia North America Operations (3),	0.725		76,620	10.18%	600,307	600,307	-	-	776	6,113	19,817	35,089	-	Dec. 31, 2007

C.A.E.	22,500	250	22	90.00%	225	225	6,700	-	10,103	12,372	21	(3)	-	Dec. 31, 2007

CODEVE	3,000,000	38,000	1,888	100.00%	38,000	38,000	-	-	58,339	37,692	1,146	299	-	Dec. 31, 2007

VEOLIA ENVIRONNEMENT INDUSTRIE	33,334	500	830	100.00%	1,113	1,113	1,121	-	3,124	3,372	62	(8)	-	Dec. 31, 2007

ARTELIA Portugal	10,000			100.00%	50	50								Dec. 31, 2007

SASLT 65	60,000	1,065	(564)	28.18%	300	141				2,858		(563)		June 30, 2007

EOLFI	37,020	74	17,309	50.00%	18,363	18,363				2,134		(887)		Dec. 31, 2007

VEOLIA ENVIRONNEMENT COMPETITION (formerly V.I.G.I.E. 17 AS)	3,700	37	1	100.00%	37	37	-	-	0	791	(1)	2	-	Dec. 31, 2007

VEOLIA ENERGIE (formerly V.I.G.I.E. 20 AS)	13,703,700	137,037	47	100.00%	137,037	137,037	-	-	0	88	(1)	48	-	Dec. 31, 2007

VIGIE 21 AS	3,700	37	0	100.00%	37	37	-			0		0		Dec. 31, 2007

VIGIE 22 AS	3,700	37	0	100.00%	37	37	-			0		0		Dec. 31, 2007

VIGIE 23 AS	3,700	37	0	100.00%	37	37	-			0		0		Dec. 31, 2007

Company	Number of shares held	Share capital (1)	Shareholders’ equity other than share capital (*) (1)	% share capital held	Carrying amount of shares held		Loans and advances granted by the company (gross) (**) (1)	Guarantees provided by the company (1)	2006 revenue (1)	2007 revenue (1)	2006 net income (1)	2007 net income (1)	Dividends recorded in the last fiscal year (1)	Year-end
					GROSS (1)	NET (1)

VIGIE 24 AS	3,700	37	0	100.00%	37	37	-			0		0		Dec. 31, 2007

VIGIE 25 AS	3,700	37	0	100.00%	37	37	-			0		0		Dec. 31, 2007

VIGIE 26 AS	3,700	37	0	100.00%	37	37	-			0		0		Dec. 31, 2007

VIGIE 28 AS	3,700	37	(1)	100.00%	37	37	-			0		(1)		Dec. 31, 2007

VIGIE 29 AS	3,700	37	(1)	100.00%	37	37	-			0		(1)		Dec. 31, 2007

VIGIE 30 AS	3,700	37	(1)	100.00%	37	37	-			0		(1)		Dec. 31, 2007

VIGIE 31 AS	3,700	37	(1)	100.00%	37	37	-			0		(1)		Dec. 31, 2007

VIGIE 32 AS	3,700	37	(1)	100.00%	37	37	-			0		(1)		Dec. 31, 2007

VIGIE 33 AS	3,694	37	(1)	99.84%	37	37	-			0		(1)		Dec. 31, 2007

VIGIE 34 AS	3,694	37	(1)	99.84%	37	37	-			0		(1)		Dec. 31, 2007

Other subsidiaries and equity investments (less than 1% of share capital)

VIGEO	1,300	15,910	(6,852)	1.00%	130	100.00	-	-					-	Dec. 31, 2007
							,
VE EST	1	2,100	(64)	-	0.01	0.01	-	-			1	1	-	Dec. 31, 2007

V.I.G.I.E. 16 AS	1	37	(1)	-	0.01	0.01	-	-	0		-	(1)	-	Dec. 31, 2007

CLIG2	1			-	0.02	0.02	-	-		-	,		-	Dec. 31, 2007

Company	Number of shares held	Share capital (1)	Shareholders’ equity other than share capital (*) (1)	% share capital held	Carrying amount of shares held		Loans and advances granted by the company (gross) (**) (1)	Guarantees provided by the company (1)	2006 revenue (1)	2007 revenue (1)	2006 net income (1)	2007 net income (1)	Dividends recorded in the last fiscal year (1)	Year-end
					GROSS (1)	NET (1)

CLIG3	1	38	(15)	0.04%	0.02	0.02	-	-		-		(3)	-	Dec. 31, 2007

SLOVEO	1			-	0.29	0.29	-	-					-	Dec. 31, 2007

TOTAL	-	-	4,225,707	-	12,892,843	12,819,109	7,097,082	-	5,201,876	5,098,990	1,049,615	896,017	488,807
(*) including net income for the year (**) including partner current accounts (1) in € thousands.

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. The report also includes information relating to the specific verification of information in the management report.

This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

In compliance with the assignment entrusted to us by your Annual General Meetings, we hereby report to you, for the year ended December 31, 2007, on:

• the audit of the accompanying financial statements of Veolia Environnement SA;

• the justification of our assessments;

• the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors of Veolia Environnement SA. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair value of, Veolia Environnement SA’s financial position and its assets and liabilities, as of December 31, 2007 and the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

2. Justification of assessments

In accordance with the requirements of article L.823-9 of the Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As mentioned in note 2.2 to the financial statements that deals with accounting principles regarding financial investments, your company records impairment provisions when the net carrying amount of an financial investment exceeds its value in use. The value in use for the investment is determined based on criteria encompassing profitability, growth perspectives, net assets and the stock market value of security held. Based on the available facts, we performed the assessment of the methods adopted, and review, on a test basis, their application. Within the framework of the justification of our assessments, we ensured of the reasonableness of these estimates.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding:

• the fair presentation and the conformity with the financial statements of the information given in the management report (rapport de gestion) of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements,

• the fair presentation of the information given in the management report (rapport de gestion) of the Board of Directors in respect of remunerations and benefits granted to the relevant directors and any commitments given to them in connection with, or subsequent to, their appointment, termination or change in function.

In accordance with French law, we have ensured that the required information relating to the acquisition of shares and controlling interests and the identity of shareholders has been properly disclosed in the management report (rapport de gestion) of the Board of Directors.

Paris La Défense and Neuilly-sur-Seine, March 28, 2008

KPMG Audit		ERNST & YOUNG et Autres
Département de KPMG S.A.

Jay Nirsimloo	Baudouin Griton	Patrick Gounelle	Jean Bouquot

Financial income for the past five fiscal years

(in € millions)	2007	2006	2005	2004	2003
End of year share capital:
Share capital	2,358,814	2,063,133	2,039,363	2,032,110	2,025,353
Number of shares issued	471,762,756	412,626,550	407,872,606	406,421,983	405,070,515
Annual income and transactions:
Revenue (excluding tax)	356,655	337,591	305,841	286,161	361,207
Income before taxes, charges to amortization and provisions	427,594	231,828	24,732	406,688	489,574
Tax on profits	(165,504)	(236,792)	(228,473)	(145,079)	(245,220)
Income after taxes, charges to amortization and provisions	491,255	414,945	388,429	525,658	638,910
Dividends paid	552,536(a)	440,449	336,341	265,417	217,917
Income per share (in euros):
Income before taxes, charges to amortization and provisions	1.26	1.14	0.62	1.36	1.81
Income after taxes, charges to amortization and provisions	1.04	1.01	0.95	1.29	1.58
Dividend paid per share	1.21	1.05	0.85	0.68	0.55
Employees:
Workforce (yearly average)	337	304	231	231	236
Pay-roll	43,217	39,173	32,135	27,804	25,140
Sum of social security contributions (social security, benefit plan, etc.)	20,430	15,549	13,704	11,647	10,823

(a)

As of December 31, 2007, the share capital comprised 471,762,756 shares, including 15,120,654 treasury shares. As treasury shares are not entitled to dividends, the total distribution may change depending on the number of treasury shares held at the dividend payment date.

20.3

Dividend policy

20.3.1

Dividends per share during the last five fiscal years

(in euros)	2002	2003	2004	2005	2006
Gross Dividend Per Share	0.825	0.825/0.605*	0.68	0.85	1.05
Net Dividend Per Share	0.55	0.55	0.68**	0.85***	1.05***
Tax Credit (Avoir fiscal)	0.275	0.275/0.055*	n/a	n/a	n/a
Amount of Paid Dividends (without tax credit)	217,757,951	217,917,234	265,417,221	336,340,679	419,701,966

n/a: not applicable

*

The amount of the tax credit is 0.275 euro per share for individual and corporate shareholders benefiting from the “parent-subsidiary” (mère-fille) regime, and 0.055 euro per share for corporate shareholders who do not benefit from the “parent-subsidiary” regime.

**

Individual shareholders will benefit from a 50% tax discount with respect to such dividends.

***

Individual shareholders will benefit from a 40% tax discount with respect to such dividends.

A dividend payment of €1.05 per share for each of the Company’s outstanding shares carrying dividend rights redeemable as of January 1, 2007 was approved at the combined general shareholders’ meeting of May 10, 2007. The dividend was paid on May 15, 2007.

As of December 31, 2006, the shareholding was composed of 410,795,840 shares, including 15,254,308 treasury shares. The total distribution amount has been adjusted according to the total number of new shares created following the exercise of the share subscription and purchase options held by Veolia Environnement at the date of payment, the treasury shares not benefiting from dividend rights.

The payment of a dividend of €1.21 per share will be proposed to the general shareholders’ meeting on May 7, 2008. This dividend will be separated from the share on May 22, 2008 (ex date) and redeemable as of May 27, 2007 based on the Company’s results at the close of business on May 26, 2008 (record date). When the dividend is paid, the amounts corresponding to unpaid dividends for the Company’s treasury shares shall be attributed to the retained earnings account.

For individual shareholders who are French tax residents, dividends are included in global income that is taxed on a progressive scale. Under certain conditions, they qualify for an unlimited 40% reduction, as well as a limited flat-rate reduction. All Veolia Environnement shares are eligible for this treatment.

Individual French tax residents may however choose for these dividends to be subject to a flat-rate withholding tax of 18% (article 117 quater of the General Tax Code). This option must be exercised by the taxpayer prior to the collection of dividends at each of the paying establishments. If the option has been exercised at least once during a given year, dividends received by the taxpayer during such year (that is, those for which the option was exercised but also for any remaining balance for which the option has not been exercised) are no longer eligible for the reduction.

It is the taxpayers’ responsibility to evaluate, with the help of their own tax advisers, their ability to exercise this flat-rate withholding tax given their particular circumstances.

As of January 1, 2008, the social taxes that apply to dividends paid to shareholders are subject to withholding implemented by the paying establishment.

20.3.2

Dividend policy

The Company’s dividend policy is determined by the board of directors, which may consider a number of factors, including the Company’s financial performance and net income, as well as the dividends paid by other French and international companies within the same sector.

The Company cannot guarantee the amount of dividends that may be paid in respect of any fiscal year. However, the Company has stated and confirmed its goal to maintain the policy of distributing dividends of between 50 and 60% of net recurring income (see §13.3 supra)40.

20.3.3

Period during which dividend payments must be claimed

Dividends that are not claimed within five years from the date on which they are made available for payment revert to the French State.

20.4

Litigation

The most significant litigation involving the Company or its subsidiaries is described below. Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving the Company or its subsidiaries which either have had during the past twelve months or may have in the future a material adverse effect on the financial condition or the profitability of the Company or the Group.

Veolia Eau – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water service companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of anticompetitive collusion (entente anticoncurrentielle) among these water service companies and refusing, to either impose monetary sanctions or issue an injunction against these companies. However, the Council did find that the joint ventures constituted a “collective dominant position” within the market and requested the French Ministry of the Economy, Finance and Industry to take all necessary measures to modify, or terminate this pooling arrangement. Compagnie Générale des Eaux challenged this finding, initially before the Paris Court of Appeals, which confirmed the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, overturned the Paris Court of Appeals’ decision, holding that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat. The latter held that the complaint was inadmissible (decision of November 7, 2005), since the Council’s decision was only a preparatory act for the decision of French Ministry of Economy, Finance and Industry. Given the nature of the matter and the lack of any judgment against the Company thus far, Veolia Environnement does not consider a reserve to be necessary.

40 This objective is not part of the profit forecast information that is subject to the Statutory Auditors’ Report in paragraph 13.2.

On February 15, 2006, the company Aquatraitements Energies Services (“AES”) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Eau’s subsidiaries (Veolia Water and Seureca Overseas). AES is seeking €150 million in damages and interest from Veolia Water and Seureca Overseas, based on the claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the contract won by either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following their discovery of actions taken by the managers of AES that they considered to be fraudulent (dolosives), and that would have affected their ability to consent to the contracts at the time of signing. Veolia Water and Seureca Overseas submitted their defense, rejecting all of AES’s claims before the Commercial Court on June 28, 2006. After several months of silence, AES finally filed its brief in response before the Commercial Court, in which, in light of the arguments developed by Veolia Water and Seureca Overseas in their brief dated June 28, 2006, AES reduced its damage claim to €15 million. Veolia Water and Seureca Overseas filed another brief in response before the Commercial Court on September 5, 2007, which AES responded to on February 20, 2008 reconfirming its claim. Consequently, the end of the procedural dispute is near and the trial on the merits should occur within the next few months. A judgment is likely to be rendered before the end of 2008. The Company believes that AES’s allegations and in particular, the €15 million damages claim, has no legal or economic merit and that such litigation will not have a material adverse effect on the financial condition of the Group, and accordingly has not accrued a reserve in respect of the potential outcome.

Société d’Eau et d’Electricité du Gabon (SEEG)

During 2006, the Société d’Eau et d’Electricité of Gabon (SEEG), a subsidiary of Veolia Environnement, was the subject of a tax audit (contrôle fiscal) covering the years 2001 to 2005 and was found to be potentially liable for back taxes. After appealing to the tax authorities, the final tax reassessment, which amounts to approximately €9 million, was notified. The payment of this reassessment, which was recorded in the financial statements, will be spread out between October 2007 and July 2009.

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements among these companies in relation to 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs). These companies, including Sade, filed their responses to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of targeted construction contracts. The companies filed their responses to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. In response to the report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits as well as based on irregularities in the complaint procedure that undermined its right to a proper defense, as well as the lack of proof of Sade’s alleged anti-competitive behavior within certain markets. On March 21, 2006, the Council retained complaints against Sade in respect of 2 markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and appealed this decision before the Paris Court of Appeals on June 16, 2006. The hearing occurred on March 26 and 27, 2008 and the matter is being deliberated by the Court of Appeals.

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including Sade) concerning a complaint alleging anticompetitive behavior (providing information prior to the bid process) for various public works contracts in the Meuse department from 1996 to 1998. Sade was implicated with respect to one such contract, which was awarded to a competitor in 1998.  Under this ruling, Sade was fined €5 million, which it has already paid. Sade has filed an appeal with the Paris Court of Appeals, which confirmed the Council’s decision on April 25, 2006. Sade appealed this decision before the French Supreme Court (Cour de cassation) on May 24, 2006. On November 6, 2007, the French Supreme Court (Cour de cassation) rejected this appeal, ending the case.

WASCO and Aqua Alliance

Several present and former indirect subsidiaries of Veolia Eau in the United States41 are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. With respect to the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries remain liable and sometimes have to manage the outcomes. Further, the acquirers of Veolia Eau’s former subsidiaries in some instances benefit from guarantees given by Veolia Eau or by the Company relating to such lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s present or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s present or former subsidiaries, which are accused of having contributed to the injuries. Reserves have been accrued by Veolia Eau’s current subsidiaries for their estimated liability in these cases based on, among other things, the relation between the injuries claimed and the products manufactured or sold by Veolia Eau’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are formed as soon as there is a likelihood liabilities are probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims.

A number of such claims have been resolved to date either through settlement or dismissal. To date, no court decisions have been issued relating to any of these claims.

During the five-year period ending on October 31, 2007, the Company’s average annual expenses relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$2.5 million, excluding any reimbursements by insurance companies. Although it is possible that these expenses may increase in the future, the Company has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial condition or operating income.

Veolia Water North America Operating Services

In 2002, Veolia Water North America Operating Services (“VWNAOS”), a subsidiary of the Company, concluded a ten-year contract with the city of Atlanta representing annual revenues of US$10 million. This contract involves the operation of slurry and effluent treatment plants for the city, the maintenance and renovation of equipment engineering and the conception and planning of a construction program for plant renovation. On June 19, 2006, VWNAOS brought an action against the city of Atlanta before the District Court, alleging the city’s failure to respect its investment obligations, reimburse additional costs of operation and pay bills issued in consideration for services provided. VWNAOS estimates its liability to be at least US$25 million, excluding damages resulting from further adjustments which may arise over the course of the procedure. On July 10, 2006, the city of Atlanta unilaterally cancelled the contract and, in turn, brought an action against VWNAOS, alleging VWNAOS’ failure to fulfill certain of its obligations during the execution of the contract. The city is seeking indemnities of approximately US$35 million against VWNAOS and has also brought an action against Veolia Environnement directly in its capacity as VWNAOS’s guarantor under the contract. In this claim, the city is seeking to draw on the US$9.5 million bank guarantee issued to VWNAOS at the start of the contract. VWNAOS believes this move is unjustifiable. A discovery procedure allowing each party to request documents from the other began on September 1, 2006 and is ongoing. The Company contests the city’s claims and intends to defend itself vigorously. A hearing date has not yet been set by the Court. At this point in the procedure, the Company believes that this matter will not have a significant impact on the Company’s financial situation.

41 Subsidiaries of the Aqua Alliance group, or of WASCO (formerly named Water Applications & Systems Corporation and United States Filter Corporation), the leading company of the former group US Filter, the major businesses of which were sold to various acquirers in 2003 and 2004.

Veolia Transport

In 1998, the DGCCRF (a French competition administrative body) conducted an inspection and seizures on the premises of Veolia Environnement’s transportation subsidiary Connex (now Veolia Transport) and other companies within the public transportation market, with the purpose of obtaining proof relating to possible anti-competitive practices within this market. In February 2003, Veolia Transport was informed that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision on the merits in this matter. In September 2003, the French Competition Council notified Veolia Transport of two grievances that suggested collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services between 1994 and 1999. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which one of the sub-claims was dismissed. On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million. Veolia Transport paid this fine and filed an appeal, which the Paris Court of Appeals rejected on February 7, 2006. On March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court. The French Supreme Court approved certain arguments advanced by Veolia Transport and, in its decision dated October 9, 2007, overturned the decision of the Court of Appeals of Paris and resubmitted the claim to the same court. This decision has not yet been served to the parties, and Veolia Transport has yet to submit an appeal to the court.

Société Nationale Maritime Corse Méditerranée (SNCM)

The SNCM, a company managed by Veolia Transport which holds 28% of its capital, entered into a shareholders’ agreement in July 1992 with the STIM of Orbigny (Stef Tfe group) relating to the organization of their joint subsidiary, the Compagnie Méridionale de Participation (CMP), which is in turn 55% held by STIM and 45% held by the SNCM indirectly. CMP holds 53% of the share capital of the Compagnie Méridionale de Navigation (CMN) alongside the SNCM, which directly holds 45%.

The agreement between STIM and the SNCM allows one of the shareholders to trigger a purchase or sale option involving CMP shares if the modification of CMN’s strategy by the other party results in a major conflict between the shareholders. Since in its opinion the STIM had violated its cooperation undertaking under the agreement by preventing a collective response to the call for tenders for a service to Corsica, the SNCM notified the STIM in July 2006 that it was exercising its purchase option for 25% of the share capital of the CMP, thus increasing its shareholding in the CMP from 45% to 70%. After STIM contested both the validity of the agreement and the grounds for its implementation, the SNCM brought an action before the Commercial Court of Paris as required by the shareholders’ agreement. Hearings were held on September 12 and 19, 2006.

The October 17, 2006 decision of the Paris Commercial Court recognized the validity of the 1992 shareholders’ agreement, as well as the option exercised by the SNCM, and ordered the provisional enforcement of the agreement. Following a hearing with the first President of the Paris Court of Appeals in an injunctive proceeding on October 30, 2006, the provisional enforcement was suspended. The Orbigny STIM appealed the Commercial Court’s decision. The decision of the Paris Court of Appeals of December 15, 2006 held that the shareholders’ agreement had an indefinite term and had thus been validly cancelled by the Orbigny STIM prior to the exercise of the option. The SNCM appealed this decision in January 2007, but the Supreme Court dismissed the claim in its November 6, 2007 holding. The case is closed.

On September 19, 2006, the Compagnie Méridionale de Navigation and Corsica Ferries filed a complaint before the Competition Council alleging anti-competitive practices by the SNCM, the Corsican Territorial Collectivity (Collectivité Territoriale Corse) and the Corsican Transportation Bureau (l’Office des Transports Corse) intended to restrict or eliminate competition during the call for tenders for the Marseille-Corsican public transport delegation contract. The Competition Council held in its decision of December 11, 2006 that the cartel claim against the Corsican Territorial Collectivity (Collectivité Territoriale Corse), the Corsican Transportation Bureau (l’Office des Transport Corse) and the SNCM was inadmissible, and rejected the claims regarding the excessive subsidies and crossed subsidies raised by Corsica Ferries. On the other hand, the Council found that the global and indivisible offer of the SNCM likely constituted an abuse of its dominant position. The case on the merits is pending although it relates to the call for tenders that was cancelled by a decision of the Conseil d’Etat in December 2006.

In a second case brought before the Competition Council following the continuation of the tender offer as a result of the decision of the Conseil d’Etat, the practices denounced by Corsica Ferries relate to an alleged cartel resulting from the formation of an illicit pooling arrangement between the SNCM and the CMN, the abuse of a dominant position evidenced by the creation of this pooling arrangement, and finally the abuse of a dominant position evidenced by the submission of an offer containing excessive subsidy requests that were in fact disguised crossed subsidies. The Competition Council dismissed both claims concerning the pooling arrangement in its decision of April 6, 2007. With regards to the excessive subsidy request, the proceedings are underway but the Competition Council’s investigation has been suspended pending the decision on the merits.

Corsica Ferries also filed claims before the administrative courts that led to the December 2006 decision of the Conseil d’Etat and to the continuation of the call for tender procedure. Following another appeal concerning this new call for tender procedure, Corsica Ferries’ request for the cancellation of the decision of June 7, 2007 granting the Corsican route to the SNCM/CMN group for the 2007-2013 period was dismissed by a judgment of the administrative court of Bastia on January 24, 2008. Corsica Ferries has not appealed this decision.

Finally, it should be noted that Veolia Transport’s acquisition of 28% of the SNCM was carried out subject to the condition subsequent of the approval of the European Commission concerning the terms of the privatization in relation to government subsidies. The French state, in charge of the procedure with regards to the government subsidies in Brussels, filed pleadings on November 16, 2006 and April 27, 2007. The case is being reviewed by the Commision and a decision should be rendered before the summer.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, as ordered by the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico (CAPR). CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, Veolia Environnement’s joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico which emitted offensive odors and hazardous substances into the environment damaging the health of the plaintiffs, a group of local residents.

Following several hearings and procedural steps within the framework of a mediation under the authority of a judge appointed by the Supreme Court of Puerto Rico, the parties reached an amicable agreement on August 15, 2007. This settlement agreement provides that certain defendants, other than CAPR, will pay the plaintiffs in consideration for the complete release of their legal claims, and subject to the Court’s resolution of certain procedural details. Within this context, the Court issued a provisional order on August 30, 2007, and on November 6, 2007 a decision formally acknowledging the settlement agreement of August 15, 2007. Further to this formal acknowledgement, all claims against CAPR were dropped without CAPR having paid any sums to either the plaintiffs or the defendants.

The aggregate amount of reserves accrued by Veolia Environnement in respect of all litigation (see paragraph 20.1, note 17 to the consolidated financial statements), including tax claims, in which Veolia Environnement or its subsidiaries are involved, includes a large number of claims and proceedings that, individually, are not material to Veolia Environnement’s business. The largest individual reserve accrued in Veolia Environnement’s financial statements relating to litigation amounts to approximately €19 million. These reserves include all of the losses that are considered to be likely to occur from any kind of litigation that Veolia Environnement encounters in the conduct of its business.

20.5

Material changes in financial condition or commercial position

There has been no material change in the financial condition or commercial position of the Company since the close of its 2007 fiscal year.

CHAPTER 21
ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND ARTICLES OF ASSOCIATION

21.1

Information concerning share capital

21.1.1

Share capital at December 31, 2007

As of December 31, 2007, Veolia Environnement’s share capital amounted to €2,353,599,030. As of the filing date of this reference document, the Company’s share capital amounted to €2,358,813,780, divided into 471,762,756 fully paid-up shares with a par value of €5 per share42.

21.1.2

Trading market for the Company’s shares

The Company’s shares have been listed on the Euronext market in Paris (Box A) since July 20, 2000 under ISIN code FR 0000124141 – VIE, Reuters code VIE.PA, and Bloomberg code VIE.FP. Veolia Environnement’s shares are eligible for the Service de Règlement Différé (SRD). The Company’s shares have been listed on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001 under the symbol “VE”.

Since August 8, 2001, the Company’s shares have been included in the CAC 40, the main index published by Euronext.

The tables below set forth, for the past 18 months, the reported high and low sales prices and the trading volume (in shares) of the Company’s shares on the Euronext market and the New York Stock Exchange.

42 On March 6, 2008 Veolia Environnement’s board of directors approved a capital increase following the exercise of the share subscription options under the option plans set up by the Company (see §17.3)

Euronext Paris

Year (Month/Quarter)	Price (in euros)		Trading Volume
	High	Low
	————	————	————
2008
February	59.84	53.29	41,083,180
January	63.89	48.81	56,657,134

2007
Fourth Quarter	66.25	59.19	114,698,053
December	65.85	60.07	35,155,979
November	66.25	59.88	47,353,819
October	62.95	59.19	32,188,255
Third Quarter	60.96	50.62	141,437,296
September	60.96	53.33	42,107,800
August	56.95	50.62	54,095,431
July	58.59	53.22	45,234,065
Second Quarter	63.09	55.30	135,372,389
June	62.59	55.33	66,122,703
May	63.09	59.55	34,468,682
April	61.15	55.30	34,781,004
First Quarter	57.10	50.60	99,535,891
March	56.06	50.60	35,466,787
February	56.67	52.45	27,198,573
January	57.10	51.80	36,870,531

2006
Fourth Quarter	58.40	46.12	97,560,487
December	58.40	49.15	29,356,526
November	51.60	47.33	28,866,094
October	49.46	46.12	39,337,867
Third Quarter	48.69	42.71	119,763,237
September	48.69	42.71	43,152,009
Source: Euronext Paris

New York Stock Exchange

Year (Month/Quarter)	Price (in US$)		Trading Volume(1)
	High	Low
	————	————	————
2008
February	90.27	77.56	2,919,100
January	94.42	72.88	3,448,000

2007
Fourth Quarter	96.61	84.25	5,382,300
December	96.61	86.15	1,553,200
November	96.07	88.15	1,996,700
October	91.02	84.25	1,832,400
Third Quarter	86.64	67.11	6,771,700
September	86.64	73.76	2,594,200
August	77.43	67.11	2,128,900
July	80.14	72.81	2,048,600
Second Quarter	86.14	74.88	4,336,700
June	84.82	74.88	1,913,400
May	86.14	80.64	1,513,500
April	83.52	74.94	909,800
First Quarter	74.91	67.00	4,014,770
March	74.91	68.20	1,304,700
February	74.10	67.00	1,011,570
January	73.32	67.61	1,698,500

2006
Fourth Quarter	75.87	58.00	3,134,600
December	75.87	65.61	1,294,800
November	67.05	60.46	1,043,300
October	62.17	58.00	796,500
Third Quarter	61.61	48.80	4,751,000
September	61.61	54.43	1,261,100

Source: NYSE

(1) For the information relating to the number of shares exchanged, the Company’s source, since September 2006, has been the public data provided by the New York Stock Exchange (accessible on the NYSE website www.nyse.com). Data published prior to this date came from the Bank of New York and included off market transactions. Consequently, volumes can vary slightly depending upon the source from which the data is taken.

21.1.3

Repurchase of shares by the Company43

21.1.3.1 Repurchase plan in effect as of the date of filing of this reference document (authorized by the shareholders’ meeting of May 10, 2007)

At the general shareholders’ meeting held on May 10, 2007, the Company’s shareholders approved a share repurchase plan allowing the Company to purchase, sell and transfer its shares at any time, including during a public tender offer (provided that these transactions would not be likely to cause the offer to fail, and that they would be limited to the implementation of all share purchase option plans, to the delivery of shares at the time of the exercise of rights attached to securities granting access to the capital or to shares within the scope of the external growth, merger, demerger or contribution plan) and by any means, on the market or over-the-counter, including through block trades, issuance of convertible securities and combinations of financial derivative instruments granting rights to the Company’s capital by means of conversion, exchange, reimbursement, exercise of warrants or other instruments, in an amount not to exceed 10% of the Company’s aggregate share capital during the repurchase plan. In addition, the Company could not at any time hold more than 10% of the Company’s aggregate share capital at any time.

This program allows the Company to trade in its own shares for the purpose of (i) implementing stock option plans in accordance with Articles L.225-177 et seq. of the French Commercial Code, (ii) awarding shares to employees in connection with a company savings plan established in accordance with applicable law (in particular Articles L.443-1 et seq. of the French Labor Code), (iii) awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code, (iv) delivering shares upon exercise of instruments granting rights to such shares of the Company, (v) retaining and later distributing shares to finance external growth, mergers, spin-offs and contributions, whether in exchange or as payment, (vi) enhancing the secondary market for or liquidity of Veolia Environnement shares through an investment services provider, within the framework of a liquidity contract conforming to the deontological charter recognized by the AMF, (vii) completing purchases, sales or transfers of any kind by an investment services provider, in particular off-market transactions, and (viii) canceling all or a portion of repurchased shares.

The maximum repurchase price under the program was set at the combined general shareholders’ meeting of May 10, 2007 at € 90 per share, and the maximum amount that the Company may allocate to the share repurchase plan was set at €1.5 billion. The shareholders granted the board of directors or its delegate broad powers to implement the program and determine the terms and conditions of any repurchases.

The authorization described above expires at the latest on November 10, 2008, which is 18 months from the date of the original shareholders’ meeting held on May 10, 2007. It may be renewed at the shareholders’ meeting that will be held on May 7, 2008.

21.1.3.2 Summary of transactions completed by the Company under the 2007 share repurchase plan

Percentage of share capital held by the Company at February 29, 2008:

3.21%
Number of shares cancelled during the past 24 months:

0
Number of treasury shares held at February 29, 2008:

15,120,654
Accounting value of the treasury shares at February 29, 2008:

€460,730,205
Market value of the treasury shares at February 29, 2008[44]:

€890,152,901

43 This section contains information concerning the share repurchase plan that must be provided pursuant to Articles L225-209 and 241-2 of the general regulations of the AMF and information required in application of the provisions of Article L.225-211 of the French Commercial Code.

44 On the basis of the closing price on February 29, 2008, i.e., 58.87 euros.

Under the share repurchase plan approved by the general shareholders’ meeting of May 10, 2007 and up until February 29, 2008, shares were traded as follows by the Company:

	Total gross flow		Open positions as of February 29, 2008
	Purchases	Sales/ Transfers	Open purchase positions		Open sale positions
Number of shares	0	30,595	Purchase options bought	Purchases in the future	Purchase options sold	Sales in the future
Average maximum maturity			None	None	1,400,000 *	None
Average price of transactions (in euros)	n/a	31.51
Average exercise price (in euros)			n/a	n/a	43,48	n/a
Amounts (in euros)	0	964,151

na: not applicable

*

Options with maturities ranging from August 5, 2009 to September 24, 2009, which were sold by the Company to Calyon in August and September 2006 with a view to securing the employee share capital increase completed on December 15, 2006.

The Company did not pay any negotiation fees during the 2007 fiscal year for transactions conducted within the framework of the program authorized by the mixed general meeting of May 10, 2007.

21.1.3.3 Description of transactions concluded in furtherance of the aims and objectives of the 2007 repurchase plan

The transactions involving the shares of Veolia Environment carried out within the scope of the program authorized by the combined general shareholders’ meeting held on May 10, 2007 were carried out in furtherance of the stated goal of implementing the share purchase option plan. The Company transferred a total of 30,595 shares following the exercise of share purchase options awarded to employees under the first share purchase option plan put in place by Veolia Environnement in 2000. The share price was €31.92 before legal adjustment, following the adjustment on July 11, 2007 the price has been €31.41(see §17.3.3 above).

21.1.3.4 Allocation of treasury shares

As of February 29, 2008, Veolia Environnement held a total of 15,120,654 of its own shares, which represented 3.21% of its share capital. None of Veolia Environnement’s subsidiaries held any shares, directly or indirectly, as of such date.

Of this total, 8,128,440 shares were acquired from Vivendi (previously Vivendi Universal) in connection with the shareholder restructuring conducted in December 2004 had been reserved by the board of directors on December 8, 2004 for stock option plans or other share allocations for employees.

At its meeting on May 12, 2005, the board of directors allocated the remaining treasury shares, or 8,055,108 shares, as follows: 2,017,708 shares were reserved to cover stock option programs or other share distribution programs on behalf of employees; and 6,037,400 shares were reserved to finance external growth.

On February 29, 2008, as a result of the transactions completed in 2006 and 2007 and up to the date hereof, the Company’s treasury shares were allocated as follows:

6,394,254 shares were reserved to cover stock option programs or other share distribution programs on behalf of employees; and

8,726,400 shares were reserved to finance external growth.

21.1.3.5 New resolution to be proposed to the shareholders’ meeting of May 7, 2008

The authorization for the share repurchase plan described above will expire at the latest on November 10, 2008, subject to the adoption by the shareholders’ meeting of May 7, 2008 of the 6th resolution described below.

The new resolution authorizes the Company to implement a new share repurchase plan according to the following terms and conditions:

The new resolution is designed to allow the Company to trade in its own shares in order to (i) implement stock option plans falling under Articles L.225-177 et seq. of the French Commercial Code or of any other similar plan, (ii) award free shares in accordance with the provisions of Article L.225-197-1 and in accordance with the Commercial Code, (iii) award or transfer shares to employees in order to allow them to benefit from the Company’s expansion under a company savings plan established under applicable law (in particular Articles L. 443-1 et seq. of the Labor Code), (iv) deliver shares to third parties upon following the exercise of rights attached to securities granting access to the share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner, (v) deliver shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales or contributions, (vi) enhance the secondary market for or liquidity of Veolia Environnement shares through an investment services provider within the framework of a liquidity contract conforming to the deontological standards recognized by the AMF, (vii) complete purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions, and (viii) cancel all or a portion of repurchased shares. This program would also allow the Company to proceed with any other objective authorized under existing laws and regulations, or which could be authorized in the future under such laws and regulations. In such a case, the Company would inform its shareholders by way of press release.

Share repurchases would be subject to the following conditions: (i) the number of shares that the Company could purchase during the share repurchase plan could not, at any time, exceed 10% of the outstanding share capital, i.e., approximately 47,071,980 shares as of December 31, 2007 (which figure may be adjusted following changes in share capital that occur after the date of the shareholders’ meeting of May 7, 2008), and (ii) the number of shares acquired in order to be preserved and their subsequent delivery in the context of a merger, spin-off, or purchase may not exceed 5% of the Company’s share capital; (ii) the Company may not hold at any given times more than 10% of the outstanding share capital.

Shares may be sold, bought or transferred at any time, within the limits authorized by the legal and regulatory provisions in force, by any method, on the market or over-the-counter, including by block trades of securities (with no limit as to the proportion of the share repurchase plan that may be carried out by this method), by public offers to purchase, sell or exchange shares, or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or through delivery of shares following the issuance of securities granting access to the Company’s share capital through conversion, exchange, redemption, exercise of a warrant or otherwise. Transactions may be conducted either directly or indirectly through an investment services provider.

The maximum purchase price of the shares under this resolution would be €9045 per share. The total amount allocated to the share repurchase plan authorized above may not exceed €1.5 billion. This authorization would replace any prior authorization granted to the board of directors to trade in the Company’s shares, effective from May 7, 2008 and if applicable for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen months from the date of this meeting.

The shareholders would grant the board of directors, the authority to adjust the maximum purchase price in order to take into account, if needed, the effect of transactions impacting the value of the capital or shares of the Company and would also grant all powers to the board of directors, including the ability to sub-delegate its powers as provided by applicable law, to decide and implement this authorization, to specify the terms thereof and, if necessary, to decide upon the terms and conditions and more generally, to carry out the share repurchase plan.

45 This maximum price (or the equivalent value at the same date in all other currencies) is only applicable to acquisitions decided after the date of the combined general shareholders’ meeting of May 7, 2008 and not to transactions concluded before this meeting but providing for share acquisitions to be realized after the date of this meeting.

21.1.4

Share capital authorized but not issued

21.1.4.1 Authorizations adopted by the general shareholders’ meeting of May 11, 2006 and May 10, 2007

 Status of authorizations adopted by the combined general shareholders’ meeting of May 11, 2006:46

Securities	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)
Issuances with preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	1,000 (such amount subject to the total global cap on share capital increases of 2,200)	259.7
Issuances without preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	400 (such amount subject to the total global cap on share capital increases of 2,200)	None
Share capital increase through incorporation of premiums, reserves, profits or other items	26 months July 11, 2008	370 (such amount subject to the total global cap on share capital increases of 2,200)	None
Increase in number of shares issued pursuant to share capital increase with preferential subscription rights	26 months July 11, 2008	+15% of any share capital increase with preferential subscription rights	None
Issuance of shares as payment for contributions in kind	26 months July 11, 2008	10% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None
Issuances reserved for employees Stock options	26 months July 11, 2008	1% of share capital (such amount subject to the total global cap on share capital increases of 2,200)	12.5

46 Only authorizations that are still in force as of the date of filing of this reference document are listed below.

Status of authorizations adopted at the combined general shareholders’ meeting of May 10, 2007:47

Securities	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)
Share Repurchase plan	18 months November 10, 2008	1,500 or 10% of share capital	None
Issuances reserved for employees Members of savings plans*	26 months July 10, 2009	1% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	15.3
Issuances reserved for employees Capital increase benefiting a category of beneficiaries*/**	18 months November 10, 2008	0.2% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	0.9
Issuances reserved for employees Free award of new or existing shares*	26 months July 10, 2009	0.5% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	1.7
Issuance of stock warrants (bons de souscription) during a public offer	18 months November 10, 2008	***513	None

*

The total amount of share capital increases that may occur pursuant to the authorizations proposed at the combined general shareholders’ meeting of May 10, 2007 may not exceed the global limit of €2.22 billion authorized by the combined general shareholders’ meeting of May 11, 2006.

**

Capital increase in favor of a company held by a credit institution intervening on behalf of Veolia Environnement for the implementation of a structured share offer to employees and executives of companies located in countries in which employees, for regulatory or other reasons, can not benefit from the employee shareholder package put in place by the 11th resolution (issuance reserved to employees, members of savings plan).

***

i.e., 21.7% of the share capital at the date of filing of this reference document.

47 Only authorizations that are still in force as of the date of filing of this reference document are listed below.

21.1.4.2 Authorizations adopted by the general shareholders’ meeting of May 7, 2008

Securities	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros and/or in percentages)
Share Repurchase plan	18 months November 7, 2009	1,500 or 10% of share capital
Issuances with preferential subscription rights (DPS)* Share capital increase through use of various securities	26 months July 7, 2010	40% of the share capital (such amount subject to the total global limit on share capital increases of €1.651 billion)
Issuances without preferential subscription rights (DPS)* Share capital increase through use of various securities	26 months July 7, 2010	15% of the share capital (such amount subject to the total global cap on share capital increases of €1.651billion)
Issuance of shares as payment for contributions in kind*	26 months July 7, 2010	10% of share capital (such amount subject to the total global cap on share capital increases of €1.651 billion)
Share capital increase through incorporation of premiums, reserves, profits or other items*	26 months July 7, 2010	400 (such amount subject to the total global cap on share capital increases of €1.651 billion)
Increase in number of shares issued pursuant to share capital increase with or without preferential subscription rights (“green shoe”)*	26 months July 7, 2010

+15% of any share capital increase with preferential subscription rights (such amount subject to the total cap on share capital increases of €1.651 billion and the total cap on capital increases with or without DPS)

Issuances reserved for employees* Members of savings plans	26 months July 7, 2010	2% of the share capital (such amount subject to the total global cap on share capital increases of €1.651 billion)
Issuances reserved for employees Capital increase benefiting a category of beneficiaries*/**	18 months November 7, 2009	0.2% of the share capital (such amount subject to the total global cap on share capital increases of €1.651 billion)
Issuances reserved for employees* Stock options	26 months July 7, 2010	1% of share capital (such amount subject to the total global cap on share capital increases of €1.651 billion)
Issuance of stock warrants (bons de souscription) during a public offer	18 months November 7, 2009	25% of the capital

*

The total amount of share capital increases that may be effected pursuant to the authorizations adopted at the combined general shareholders’ meeting of May 7, 2008 may not exceed €1.651 billion.

**

Capital increase in favor of a company held by a credit institution intervening on behalf of Veolia Environnement for the implementation of a structured share offer to employees and executives of companies located in countries in which employees, for regulatory or other reasons, can not benefit from the traditional employee shareholder package (issuance reserved to employees, members of savings plan).

21.1.5

Other securities convertible into shares

Potential dilution linked to share subscription options and free shares and share subscription bonds

As of December 31, 2007, the Company had granted a total of 333,700 free shares and 22,944,535 subscription options carrying a subscription right, after adjustment and exercising, to 15,287,144 of the Company’s shares (see Chapter 17, §17.3.3 above).

On December 12, 2007, the Company’s Chairman and Chief Executive Officer, with the authorization of the board of directors, who in turn acted pursuant to the 11th resolution adopted by the combined shareholders’ meeting of May 10, 2007, decided to grant FCPE Sequoia Plus Deutschland 2007, free of charge, 52,747 Veolia Environment stock warrants (BSA) linked to shares subscribed by FCPE within the scope of the implementation of the leveraged secured plan capital increase reserved for employees conducted in 2007. These BSA’s were granted in exchange for a 20% discount for the shares subscribed by FCPE Sequoia Plus Deutschland 2007, in the name and on behalf of the beneficiaries of the companies based in Germany enrolled in the international group savings plan, to take into account the local tax constraints within the countries. Each stock warrant carries the right to subscribe for one Veolia Environnement share at the price of €60.23. They can be exercised at any time before December 31, 2012. After midnight on December 31, 2012, the non-exercised BSA’s will be cancelled.

As of December 31, 2007, the Company’s outstanding shares amounted to 470,719,806. At this date, if all of the BSA’s and all of the subscription options (plans n°2 and 7) had been exercised, and if all of the free shares had been issued, 15,673,591 new shares would have been created, representing a dilution ratio of 3.33%.

21.1.6

Evolution in share capital as of December 31, 2007

The table below shows the evolution in Veolia Environnement’s share capital since the beginning of the 2003 fiscal year.

Date of Shareholders’ Meeting	Transaction	Number of Shares Issued	Nominal Value Per Share Issued (in euros)	Nominal Value of Share Capital Increase (in euros)	Issue Premium (in euros)	Total Share Capital (in euros)	Total Number of Shares
6/21/00 (meeting of the management board of 3/24/03)	Exercise of stock warrants	13	13.5	175.5	539.5	5,468,451,196.5	405,070,459
4/30/03	Share capital decrease (through decrease in nominal value per share)	n/a	5	n/a	3,443,098,901.5	2,025,352,295	405,070,459
6/21/00 (declared by the chairman and chief executive officer on 6/30/03)	Exercise of stock warrants	9	5	45	448.06	2,025,352,340	405,070,468
6/21/00 (declared by the chairman and chief executive officer on 2/17/04)	Exercise of stock warrants	47	5	235	2,341.99	2,025,352,575	405,070,515

5/12/2004 (declared by the chairman and chief executive officer on 12/6/04)	Share capital increase reserved for employees (Group Savings Plan)	1,351,468	5	6,757,340	18,528,626.28	2,032,109,915	406,421,983
6/21/00 (declared by the board of directors on 9/15/05)	Exercise of stock warrants	94,772	5	473,860	1,875,890.52	2,032,583,775	406,516,755
5/12/2005 (declared by the chairman and chief executive officer on 12/6/05)	Share capital increase reserved for employees (Group Savings Plan)	1,281,928	5	6,409,640	29,625,356.08	2,038,993,415	407,798,683
06/21/2000 04/25/2002 05/12/2004 (declared by the board of directors on 3/9/06)	Exercise of stock warrants and stock options	73,923	5	369,615	1,456,335	2,039,363,030	407,872,606
06/21/2000 04/25/2002 05/12/2004 (declared by the board of directors on 09/14/06)	Exercise of stock warrants and stock options	991,894	5	4,959,470	29,011,377	2,044,322,500	408,864,500
05/11/2006 (declared by the chairman and chief executive officer on 12/15/06)	Share capital increase reserved for employees (Group Savings Plan)	1,931,340	5	9,656,700	62,807,177	2,053,979,200	410,795,840
06/21/2000 04/25/2002 05/12/2004 05/12/2005 (declared by the board of directors on 03/07/07)	Exercise of Stock-options	1,830,710	5	9,153,550	52,109,661	2,063,132,750	412,626,550
06/21/2000 04/25/2002 (declared by the board of directors on 06/10/07)	Exercise of stock-options	2,722,082	5	13,610,410	68,869,237.01	2,076,743,160	415,348,632
06/21/2000 04/25/2002 (declared by the chairman and chief executive officer on 07/10/07)	Exercise of stock-options	179,688	5	898,440	4,229,969	2,077,641,600	415,528,320

05/11/2006 (declared by the chairman and chief executive officer on 07/10/07)	Share capital increase in cash with maintenance of preferential subscription right	51,941,040	5	259,705,200	2,321,764,488	2,337,346,800	467,469,360
05/10/2006 (declared by the chairman and chief executive officer on 12/12/07)	Share capital increase reserved for employees (Group Savings Plan)	3,061,675	5	15,308,375	132,948,611.80	2,352,655,175	470,531,035
05/10/2006 (declared by the chairman and chief executive officer on 12/12/07)	Share capital increase reserved to a category of beneficiaries	188,771	5	943,855	8,151,131.78	2,353,599,030	470,719,806
6/21/2000 04/25/2002 05/12/2004 (declared by the board on March 6, 2008)	Exercise of stock options	1,042,950	5	5,214,750	26,877,494.36	2,358,813,780	471,762,756
n/a = not applicable

21.1.7

Non-equity securities

In June 2001, a Euro Medium Term Note (EMTN) program was established for up to an aggregate amount of €4 billion. On June 26, 2002, this limit was raised to €8 billion, and then to €12 billion on June 9, 2006.

The main issuances under the EMTN program as of December 31, 2007, that remained outstanding as of the filing date of this reference document were the following:

Date of the Issuance	Principal Amount of the Issuance	Amount Outstanding as at December 31, 2007	Interest Rate	Maturity
June 27, 2001	€2 billion	€700 million	5.875%	June 27, 2008
February 1, 2002	€1 billion	€1 billion	5.875%	February 1, 2012
May 28, 2003	€1 billion	€1 billion	4.875%	May 28, 2013
May 28, 2003	€750 million	€750 million	5.875%	May 28, 2018
November 25, 2003	€700 million	€700 million	6.125%	November 25, 2033
June 17, 2005	€600 million	€600 million	1.75% + inflation rate in the Eurozone (excluding tobacco)	June 17, 2015
December 12, 2005	€900 million	€900 million	4%	February 12, 2016
December 12, 2005	€600 million	€600 million	4.375%	December 12, 2020
November 24, 2006	€1 billion	€1 billion	4.375%	January 16, 2017
February 26, 2007	€200 million	€200 million	3-month Euribor +0.50%	August 26, 2008
May 24, 2007	€1 billion	€1 billion	5.125%	May 24, 2022
October 29, 2007	GBP500 million	GBP500 million	6.125%	October 29, 2037

The June 2001 issuance (€2 billion maturing on June 27, 2008) set forth above, was the subject of several partial repurchases, including one during the first half of 2004, for the amount of €150 million, and a second on December 12, 2005, for the amount of €1.15 billion.

In addition to the February, May and October 2007 issuances, the following transactions were completed last year: the issuance conducted in November 2005 was fully reimbursed when it expired on May 30, 2007 for a total amount of €491 million, and the issuance conducted in January 2006 and expiring July 18, 2007, for a total amount of €142 million.

Moreover, a €300 million issuance conducted on February 15, 2006 was fully reimbursed prior to its expiration on February 15, 2008.

As of December 31, 2007, the EMTN debt amounted to €9,397.1 million, of which €8,191.1 million will mature in more than one year.

In addition, in 2003 the Company issued bonds amounting to €404 million in a private placement by investors located primarily in the United States broken down as follows:

Tranches	Principal Amount of the Issuance	Interest Rate	Maturity
Tranche A	€33 million	fixed rate of 5.84%	January 30, 2013
Tranche B	GBP 7 million	fixed rate of 6.22%	January 30, 2013
Tranche C	USD 147 million	fixed rate of 5.78%	January 30, 2013
Tranche D	USD 125 million	fixed rate of 6.02%	January 30, 2015
Tranche E	USD 85 million	fixed rate of 6.31%	January 30, 2018

As of December 31, 2007, the value of this debt was €288.8 million, the entire amount of which would mature in more than one year (see Chapter 20, paragraph 20.1, note 18 to the consolidated financial statements).

As of December 31, 2007, the value of commercial paper (billets de trésorerie) issued by the Company amounted to €109 million.

21.2

Provisions of the Company’s articles of association

Please refer as well to the information set forth in Chapter 5, paragraph 5.1.2 (General information concerning the Company).

21.2.1

Corporate purpose

According to article 3 of its articles of association, the Company’s corporate purpose, directly or indirectly, in France and in all other countries, is:

• the provision of environmental services on behalf of private, professional or public customers, specifically in the areas of water provision, water purification, energy, transportation and environmental services;

• the acquisition and use of all patents, licenses, trademarks and designs relating directly or indirectly to the Company activities;

• the acquisition of interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

• generally, the conclusion of all commercial, industrial, financial, real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, the ability to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which the Company holds an interest in connection with its activities, as well as the ability of the Company to finance or refinance any of its activities.

21.2.2

Fiscal year

The Company’s fiscal year begins on January 1 and closes on December 31 of each calendar year.

21.2.3

Allocation and distribution of profits

Each share is entitled to an amount of profit in proportion to the percentage of share capital that such share represents.

Distributable profit consists of the net profit for the year, minus any prior losses, together with the various deductions provided for by law, plus retained earnings from prior years.

The general shareholders’ meeting may decide to distribute sums withdrawn from reserves at its disposal, by expressly indicating the reserve categories from which withdrawals have been made.

After approving the annual financial statements and declaring the existence of sums available for distribution (including distributable profits and the sums withdrawn from reserves as referred to above, if any), the general shareholders’ meeting must resolve to distribute such sums, wholly or in part, to the shareholders as dividends, to allocate them to reserves, or to carry them forward as retained earnings.

The general shareholders’ meeting has the power to grant to the shareholders an option to receive all or part of the dividends, or advances on dividends, in the form of cash or in shares, in accordance with applicable law. Furthermore, the general shareholders’ meeting may decide, for all or part of a dividend, advance on dividends, distribution of reserves or premium, or with respect to any capital reduction, that such distribution or capital reduction will be made in kind by delivery of the Company’s assets.

The board of directors has the power to distribute advances on dividends prior to the approval of the annual financial statements, in accordance with applicable law.

21.2.4

Modifications of articles of association, share capital and voting rights attached to shares

Any modification of articles of association, share capital or of the voting rights attached to shares must comply with general law and regulations; the articles of association do not specify any other required measures.

21.2.5

General shareholders’ meetings

21.2.5.1

Convening shareholders’ meetings

General shareholders’ meetings are convened and deliberations occur under conditions fixed by law. Meetings are held at the Company’s registered office or at another location designated in the notice announcing the shareholders’ meeting.

Shareholder’s decisions are made as part of ordinary, extraordinary, special or combined shareholder meetings, depending on the nature of the decisions that shareholders are called upon to make.

21.2.5.2

Participation in meetings

All shareholders may attend general shareholders’ meetings and participate in deliberations, either in person or by proxy. The right of shareholders to participate in ordinary or extraordinary meetings requires the registration of the shares in the name of the shareholder or the intermediary registered on his (or her) behalf at the latest on the third day working day prior to the meeting at midnight, Paris time, either in the registered securities accounts held by the Company, or in bearer securities accounts held by the authorized intermediary.

The recording or registration with the authorized intermediary is evidenced by a participation certificate delivered by such intermediary, annexed to the registered voting form or proxy or annexed to an admission card in the name of the shareholder or for the shareholder represented by the authorized intermediary. A certificate is also delivered to shareholders wishing to attend the meeting in person who have not yet received their admission card by midnight, Paris time, of the third working day preceding the meeting.

Shareholders who are unable to attend the shareholders’ meeting in person may choose among one of the following three voting methods:

• provide a written proxy to his or her spouse or to another shareholder;

• vote by mail; or

• send a blank proxy to the Company, under the conditions fixed by applicable law.

The forms for voting by proxy and by mail are established and made available to shareholders based on then applicable law. Shareholders may, under conditions set by law, submit their proxies and votes by mail either in paper form, or, subject to a decision by the board of directors published in the notice of shareholder’s meeting, or in electronic form in accordance with the procedures set forth in said notice.

In instances where the board of directors has given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be deemed to be present for purposes of calculating whether a quorum or a majority exists.

Minutes of the meetings are prepared, and copies thereof are certified and delivered in accordance with applicable law.

21.2.5.3

Quorum

Law no. 2005-842 of July 26, 2005 lowered the quorum required for a shareholders’ meeting of a société anonyme to validly deliberate.

The quorum required for extraordinary shareholders’ meetings was lowered from 1/3 to 1/4 of shares carrying voting rights (for meetings occurring after the first notice), and from 1/4 to 1/5 of shares for meetings occurring after the second notice (article L.225-96 paragraph 2 of the French Commercial Code). The quorum required for ordinary shareholders’ meetings was lowered from 1/4 to 1/5 of shares carrying voting rights (for meetings occurring after the first notice), while no quorum is required for ordinary meetings occurring after the second notice (article L.225-98 paragraph 2 of the French Commercial Code).

21.2.5.4

Voting rights

Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

Voting rights attached to shares subject to usufruct are exercised by the usufructuary (usufruitier) in ordinary general shareholders’ meetings and by the owner without usufruct (nu-propriétaire) in extraordinary general shareholders’ meetings.

21.2.6

Identification of shareholders

When shares are fully paid up, they may be in registered or bearer form, at the discretion of the shareholder, subject to applicable laws and regulations and the articles of association of the Company. Until the shares are fully paid up, they must be in registered form.

Shares of the Company are recorded in their owner’s name or in the name of an approved intermediary in the Company’s registry, in accordance with applicable laws and regulations. When the domicile of the owner of the shares is not in French territory (within the meaning of Article 102 of the French Civil Code), any intermediary may be registered on behalf of such owner, in accordance with the provisions of Article L.228-1 of the French Commercial Code.

Further, the Company’s articles of association provide that the Company may seek to identify shareholders or other owners of Company securities that have the right, either immediately or in the future, to vote in meetings of shareholders, in accordance with the procedures set forth in Articles L.228-2 et seq. of the French Commercial Code. In accordance with these procedures, the Company conducted an analysis of its shareholder structure as at July 15 and December 31, 2006.

In the event that holders of securities or their intermediaries fail to provide information requested of them in accordance with Articles L.228-2 et seq. of the French Commercial Code, the shares or other securities that are the subject of these requests may be deprived of voting rights and in certain circumstances of dividends until the obligations have been met.

21.2.7

Crossing various thresholds of share ownership

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds, 90% and 95% of the outstanding shares or voting rights of the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company and the French market authority (the Autorité des marches financiers, or AMF), within five trading days of the date it crosses such thresholds, of the number of shares and voting rights it has come to hold. The AMF will publicly disclose this information.

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

In addition, the Company’s articles of association, as modified by the shareholders’ meeting of May 12, 2005, currently provide that any individual or entity, acting alone or in concert with others, must notify the Company by registered letter with acknowledgment of receipt within 15 days of acquiring or disposing of, directly or indirectly, 1% or any multiple of 1% of the Company’s shares or voting rights. The notice must contain the name of the individual or entity, the name of the person(s) with whom it is acting in concert, as well as the total number of shares, voting rights and securities convertible into shares that such individual or entity holds, directly or indirectly, on its own or in concert with others.

The modification of this provision of the Company’s articles of association will be proposed at the shareholders’ meeting of May 7, 2008 in order to raise the first statutory declaration threshold to 2%. Should this resolution be approved by the shareholders’ meeting, any physical person or legal entity acting alone or in concert with others that acquires or cease to directly or indirectly hold a portion of the capital or voting rights equal to (i) an initial threshold of 2% of the capital or voting rights, or (ii) any percentage of the capital or voting rights equal to a multiple of 1% above this initial 2% threshold must notify the Company by registered letter with a receipt acknowledgement, within five trading days of the crossing of this threshold, of the total number of shares, voting rights and securities granting access to the capital that it owns directly or indirectly, or in concert with others.

If any person fails to comply with this notification requirement, and provided that one or more shareholders holding at least 1% of the Company’s share capital or voting rights so request (to be reflected in the minutes of the general shareholders’ meeting), the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

CHAPTER 22
SIGNIFICANT CONTRACTS

Impact of a change in control of Veolia Environnement48

In many countries, including France, not only can local authorities terminate contracts entered into with subsidiaries of the Veolia Environnement Group (see chapter 4, § 4.1.2 above), but a change of control of Veolia Environnement could affect certain contracts of the Group that include change of control clauses.

This is the case for several important contracts concluded with public and private clients, particularly abroad, including the water contract in Berlin and the transportation contract in Melbourne, which allow for a specific termination rights in favor of the clients and/or the financial partners associated with the client, in the event of a change of control of Veolia Environnement.

Furthermore, under the partnership agreements with EDF signed in December 2000, if a competitor of EDF takes over the Company, EDF has the right to purchase all of the Dalkia shares held by the Company49 (see chapter 20, § 20.1, note 38 of the consolidated financial statements).

48 Article L.225-100-3 of the French Code de commerce.

49 Dalkia is held 66.0% by Veolia Environnement and at 34.0% by EDF. Dalkia’s business is conducted in France by Dalkia France, a 99.9% subsidiary of Dalkia. Dalkia’s business abroad is conducted by Dalkia International, 75.8% held by Dalkia and 24.2% by EDF. As part of the partnership agreements signed in December 2000, EDF benefited from a purchase option allowing it to raise its participation in the share capital of Dalkia to 50%, provided that a certain number of conditions were satisfied. The terms of this option were defined in an amendment signed by EDF and Veolia Environnement on April 19, 2005. This amendment specified, in particular, that EDF had until July 31, 2005 to exercise the option and that the option would not be considered to be finally exercised until the date on which a formal agreement would be included among the parties relating, in particular, to the reorganization of their relations, as a result of the industrial and commercial agreement, and their rights and obligations under the partnership agreements, including rules of governance. This formal agreement was to be concluded by September 30, 2005, at the latest.

In this context, EDF exercised its purchase option, on a conservatory basis, on July 28, 2005. However, since there was no formal agreement concerning the reorganization of the industrial and commercial agreement or the partnership agreement, the option became invalid and was effectively cancelled as from October 1, 2005. Today, EDF no longer holds purchase options for Dalkia or its subsidiaries, except in the event that a competitor of EDF should take over the Company. Similarly, EDF granted a purchase option to Veolia Environnement concerning all of its Dalkia shares in case the status of EDF were to change or a competitor of Veolia Environnement, acting alone or in concert, should take over EDF. If there is no agreement concerning the sale price of the shares, it will be fixed by an expert.

CHAPTER 23
THIRD PARTY INFORMATION, EXPERT STATEMENTS AND DECLARATION OF INTERESTS

Not applicable.

CHAPTER 24
DOCUMENTS AVAILABLE TO THE PUBLIC

The Company’s press releases, annual reports (including historical financial information relating to the Company) and any related updates filed with the AMF, as well as the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission, are available on the Company’s website: www.veoliaenvironnement.com. Copies of these documents may also be obtained at the Company’s registered office at 36/38, avenue Kléber in Paris.

The Company is required, pursuant to directive 2003/71/EC to publish an annual report that contains or mentions all of the information disclosed to the public by the Company during the preceding twelve months in France, other EU member states, and in the United States. A copy of this annual report is available on the Company’s website at the address indicated above, as well as on the AMF’s website: www.amf-france.org.

All of the regulated information published by the Company, pursuant to article 221-1 et seq., in the AMF’s general regulation, is available on Veolia Environnement’s website at the following address: http://www.veolia-finance.com in the “Regulated Information” section.

The Company’s articles of association, as well as the minutes of general shareholders’ meetings, the statutory auditors’ reports and all other corporate documents, may be viewed at the Company’s registered office.

CHAPTER 25
INFORMATION REGARDING COMPANY INTERESTS

Information concerning companies in which Veolia Environnement holds a portion of the share capital and which may have a material impact on its assets, financial condition or results of operations is set forth in Chapter 6, paragraph 6.1.4 above and in Chapter 20, paragraph 20.1, note 45 to the consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEOLIA ENVIRONNEMENT

Date: April 23, 2008	By:	/S/ ALAIN TCHERNONOG
	Name:	Alain Tchernonog
	Titel:	General Secretary